As filed with the Securities and Exchange Commission on February 16, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1

FORM 1-A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

LAKEVIEW DEVELOPMENT CORPORATION
(Exact name of issuer as specified in its charter)

Colorado
(State or other jurisdiction of incorporation or organization)

5251 DTC Parkway, Suite 1185, Englewood, Colorado 80111 (303) 221-8883
(Address, including zip code, and telephone number, including area code, of issuer's principal executive office)

David M. Summers, 5251 DTC Parkway, Suite 1185, Englewood, Colorado 80111 (303) 221-8883
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David M. Summers, Esq.
5251 DTC Parkway, Suite 1185
Englewood, Colorado 80111
Telephone: (303) 220-5420

6552	84-1552093
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I

NOTIFICATION

Item 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) Issuer's Directors:

Name	Business Address	Residential Address
David M. Summers	5251 DTC Parkway, Suite 1185 Englewood, Colorado 80111	5775 S. Big Canon Drive Englewood, Colorado 80111
William R. Farr	4650 Royal Vista Drive Fort Collins, Colorado 80528	3535 Wagon Trail Road Greeley, Colorado 80634
Robert B. Mekelburg	1324 Greengables Court Fort Collins, Colorado 80525	1324 Greengables Court Fort Collins, Colorado 80525
Dr. Robert C. Moore	5353 East Evans Avenue Denver, Colorado 80222	1915 South Kearney Way Denver, Colorado 80224
Victor A. Palli	4561 West Hinsdale Avenue Littleton, Colorado 80128	4561 West Hinsdale Avenue Littleton, Colorado 80128
Karen Wilson-Johnson	969 South Kipling Lakewood, Colorado 80226	2098 South Coors Circle Lakewood, Colorado 80228

(b) Issuer's Officers:

Name	Business Address	Residential Address
David M. Summers, President & Treasurer	5251 DTC Parkway, Suite 1185 Englewood, Colorado 80111	5775 S. Big Canon Drive Englewood, Colorado 80111
Victor A. Palli, Vice President	4561 West Hinsdale Avenue Littleton, Colorado 80128	4561 West Hinsdale Avenue Littleton, Colorado 80128
Dr. Robert C. Moore, Secretary	5353 East Evans Avenue Denver, Colorado 80222	1915 South Kearney Way Denver, Colorado 80224

©) Issuer's General Partners:

Not Applicable.

(d) Record owners of 5 percent or more of any class of the issuer's equity securities:

Name	Business Address	Residential Address
Samir Palli	3465 Westbrook Lane Highlands Ranch, CO 80129	3465 Westbrook Lane Highlands Ranch, CO 80129

David M. Summers	5251 DTC Parkway, Suite 1185 Englewood, Colorado 80111	5775 S. Big Canon Drive Englewood, Colorado 80111

(e) Beneficial owners of 5 percent or more of any class of the issuer's equity securities:

Name	Business Address	Residential Address
Samir Palli	3465 Westbrook Lane Highlands Ranch, CO 80129	3465 Westbrook Lane Highlands Ranch, CO 80129
David M. Summers	5251 DTC Parkway, Suite 1185 Englewood, Colorado 80111	5775 S. Big Canon Drive Englewood, Colorado 80111

(f) Promoters of the Issuer:

Name	Business Address	Residential Address
David M. Summers	5251 DTC Parkway, Suite 1185 Englewood, Colorado 80111	5775 S. Big Canon Drive Englewood, Colorado 80111

(g) Affiliates of the Issuer: None

(h) Counsel to the issuer with respect to the proposed offering:

David M. Summers, Esq.
5251 DTC Parkway, Suite 1185
Englewood, Colorado 80111

(I) Each underwriter with respect to the proposed offering: Not Applicable

(j) The underwriter's directors: Not Applicable.

(k) The underwriter's officers: Not Applicable.

(l) The underwriter's general partners: Not Applicable.

(m) The underwriter's counsel: Not Applicable.

Item 2. Application of Rule 262

No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

Item 3. Affiliate Sales

No part of this offering involves the resale of securities by affiliates of the Issuer.

Item 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons:

None.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen, and state the method by which such securities are to be offered:

The securities will be offered in the State of Colorado by officers and directors of the Issuer, pursuant to an exemption from registration contained in Section 11-51-308 (p) of the Colorado Securities Act, which exempts offers and sales of securities sold in compliance with an exemption from registration with the U.S. Securities and Exchange Commission under Section 3(b) or 4(2) of the Securities Act of 1933. The Issuer may make offers to persons in other states pursuant to limited offering exemptions from registration in those states, but will file an amendment to this Offering Statement prior to making offers or sales to persons in states other than Colorado.

The Issuer will offer the shares to prospective investors on a best efforts basis, without utilizing any underwriters. All sales shall be proceeded by delivery of an Offering Circular. The Issuer intends to seek investors utilizing signs located on or near the Issuer's real estate development property, radio advertising, newspaper advertising and mailings targeted to persons believed to be interested in real estate investments. Tours of the property will be conducted by Directors of the Issuer, where terms and conditions of the offering consistent with the representations in the Offering Circular are discussed. Tombstone advertising may be utilized. The securities will be offered and sold by the Directors of the Corporation. No commissions will be paid to any person in connection with sales of securities in this offering.

Item 5. Unregistered Securities Issued or Sold Within One Year

(a) The following table sets forth the information required by this subparagraph with respect to securities sold by the Issuer, within one year prior to the filing of this Form 1-A:

Names and Identities of Those to Whom the Securities were Issued	Title and Amount of Securities Issued:	Date of Issuance	Price Per Share ($)	Aggregate Price Paid ($)
	Number of shares of Common Stock:			
Ronnie & Judy May	27,000	June 11, 2004	1.00	$ 27,000.00
Jeff Hansen IRA	8,000	Sept. 30, 2004	1.00	$ 8,000.00
Karen Hansen IRA	2,000	Sept. 30, 2004	1.00	$ 2,000.00
Joel Odoncker	1,500	Dec. 25, 2004	1.00	$ 1,500.00(2)
Lori Schmitt	750	Dec. 25, 2004	1.00	$ 750.00(2)
RJ May Enterprises, Inc.	25,900	Dec. 31, 2004	1.00	$ 25,900.00(2)
Michael & Pat Farrenkopf	5,250	Dec. 31, 2004	1.00	$ 5,250.00(2)
Jeff & Karen Hansen	3,750	Dec. 31, 2004	1.00	$ 3,750.00(2)
Walter Huang	250,000	Dec. 31, 2004	1.00	$ 250,000.00
William H. Cheng	15,000	Dec. 31, 2004	1.00	$ 15,000.00
Robert C. Moore (1)	15,000	Dec. 31, 2004	1.00	$ 15,000.00 (2)
Robert B. Mekelburg (1)	15,000	Dec. 31, 2004	1.00	$ 15,000.00 (2)
Victor Palli (1)	15,000	Dec. 31, 2004	1.00	$ 15,000.00 (2)
David M. Summers (1)	15,000	Dec. 31, 2004	1.00	$ 15,000.00 (2)

Names and Identities of Those to Whom the Securities were Issued	Title and Amount of Securities Issued:	Date of Issuance	Price Per Share ($)	Aggregate Price Paid ($)
	Number of shares of Common Stock:			
Karen Wilson-Johnson (1)	15,000	Dec. 31, 2004	1.00	$ 15,000.00 (2)

(1) Director
(2) Shares issued in exchange for services and valued at $1.00 per share for tax and all other purposes.

In connection with prior offers and sales of securities by the Issuer, the Issuer relied on Section 4(2) of the Securities Act of 1933, exempting offers and sales not involving a public offering. The Corporation did not engage in any general solicitation or advertising and each of the offerees had a preexisting business relationship with at least one of the Directors of the Corporation. No transaction based compensation was paid to any person or entity in connection with the offer or sale of such securities

Item 6. Other Present or Proposed Offerings

To the extent that the Issuer does not raise the full $5 million from this offering, the Issuer may undertake other private or public offerings in the future. The Issuer, however, intends to complete this offering before engaging in any additional public or private offerings of its securities. The Issuer may also engage an underwriter to underwrite, on a best effort commitment basis, an offering of common stock of the Issuer, upon terms and conditions to be determined in the future.

Item 7. Marketing Arrangements

(a) Briefly describe any arrangement:

(1) To limit or restrict future sale of securities that are of the same class: None.

(2) To stabilize the market for any of the securities offered: None.

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation: None.

(b) Not Applicable

Item 8. Relationship with Issuer of Experts Named in Offering Statement

David M. Summers, an officer, director and substantial shareholder of the Corporation, serves as legal counsel to the Corporation. Mr. Summers will render an opinion as to the validity of the shares offered by this Offering Statement. David M. Summers and members of his immediate family are the beneficial owners of approximately 48.3% of the Corporation's outstanding capital stock. Except for Mr. Summers, none of the experts named in the Offering Statement have any material relationship with the Issuer, other than as an independent contractor.

Item 9. Use of Solicitation of Interest Document

No written document or broadcast script authorized by Rule 254 was used prior to the filing of this notification.

PART II

OFFERING CIRCULAR

CROSS-REFERENCE SHEET

Item No. and Caption		Location in Offering Circular
1.	Cover Page	Outside Front Cover Page
2.	Distribution Spread	Outside Front Cover Page
3.	Summary Information, Risk Factors and Dilution	Offering Circular Summary; Forward Looking Statements; Risk Factors; Dilution
4.	Plan of Distribution	Front Cover Page; Terms of the Offering; Sale of Shares
5.	Use of Proceeds to Issuer	Use of Proceeds
6.	Description of Business	The Corporation; The Property; Plan of Operation
7.	Description of Property	The Property
8.	Directors, Executive Officers and Significant Employees	The Corporation
9.	Remuneration of Directors and Officers	The Corporation
10.	Interest of Management and Others in Certain Transactions	Interests of Officers, Directors and Others in Certain Transactions
11.	Securities Being Offered	Terms of the Offering

OFFERING CIRCULAR

LAKEVIEW DEVELOPMENT CORPORATION
5251 DTC Parkway, Suite 1185
Englewood, Colorado 80111
(303) 221-8883

COMMON STOCK
Minimum of 100,000 Shares – Maximum of 5,000,000 Shares
$1.00 Per Share – (5,000 Share Minimum Investment)

Lakeview Development Corporation, a Colorado corporation (the "Corporation"), is a real estate development company engaged in developing a single parcel of land (the "Property") consisting of approximately 188 acres located on and near the lakefront of the Boyd Lake Reservoir, in Loveland, Colorado. The Corporation intends to develop the Property into a master planned residential lakefront and golf course community, and offer lots for sale to builders for future upscale residential homes and supporting amenities. The Corporation does not anticipate acquisition of any other land for development. The Corporation is offering a minimum of 100,000 and a maximum of 5,000,000 shares of its common stock (the "Shares") to investors. The Corporation is selling the Shares directly to investors, without utilizing the services of an underwriter. The minimum investment in this offering is $5,000 (5,000 Shares).

All funds of subscribers will be placed in a segregated account in the name of the Corporation at Centennial Bank of the West in Fort Collins, Colorado, until the minimum offering amount, $100,000, is reached or the offering is terminated, whichever occurs first. David M. Summers shall act as escrow agent for this offering. After the minimum amount has been received, the Corporation will hold periodic closings as additional funds are received. If the offering is terminated prior to selling the minimum offering amount, funds will be returned promptly to potential investors, without interest or deduction for expenses, from the escrow account. Any interest earned on funds held in escrow shall be paid to the Corporation. The Corporation reserves the right to accept or reject any subscription in whole or in part. Sales of securities offered by this Offering Circular are expected to commence on or about March 1, 2005 and will end no later than one year after commencement of the offering.

An investment in the Shares is speculative and involves a high degree of risk. There is no guarantee than any investor will make money or even receive the return of the Investor's initial investment. See "Risk Factors" beginning at page 7 of this Offering Circular. Among the risk factors are the following: (a) economic conditions may have a negative impact on the Corporation's business, (b) there is no public market for the Shares and there is no assurance that any market will develop in the future, ©) the price of the Shares has been arbitrarily determined and (d) governmental actions may delay, prevent or substantially modify the proposed development of the Property.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OFFERED SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION. THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY STATE SECURITIES COMMISSION. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Price to Public	Underwriting Commissions	Proceeds to Issuer
Per Share	$ 1.00	$ 0	$ 1.00
Total Minimum	$ 100,000.00	$ 0	$ 100,000.00[1]
Total Maximum	$5,000,000.00	$ 0	$5,000,000.00[1]

THE DATE OF THIS OFFERING CIRCULAR IS ____________, 2005

[1] Offering expenses of approximately $45,000 will be borne by the Corporation.

TABLE OF CONTENTS

ATTACHMENTS TO THIS OFFERING CIRCULAR

OFFERING CIRCULAR SUMMARY

The following summary information is qualified in its entirety by the more detailed information and Financial Statements attached as Exhibits to this Offering Circular and, accordingly, should be read in conjunction with that information and those Financial Statements.

OVERVIEW

Lakeview Development Corporation, a Colorado corporation (the "Corporation"), is a real estate development company engaged in developing a single parcel of land (the "Property") consisting of approximately 188 acres located on and near the lakefront of the Boyd Lake Reservoir, in Loveland, Colorado. The Corporation intends to develop the Property into a master planned residential lakefront and golf course community, and offer lots for sale to builders for future upscale residential homes and supporting amenities. The Corporation does not anticipate acquisition of any other land for development. The Corporation believes it is poised to take advantage of the recent boom in the real estate markets in Northern Colorado and apparent high demand for residential properties located near a lakefront.

Formation. The Corporation was formed in November of 1999 solely to acquire and develop the Property. Prior to purchasing the Property in July of 2000 for $8 million, the Corporation did not conduct any material business activities, except to negotiate purchase and financing arrangements related to acquisition of the Property. Since acquiring the Property, however, the Corporation has engaged in a variety of land development activities and made substantial improvements to the Property.

Platted 15 Acre Parcel. A portion of the parcel (15 acres) has been previously subdivided and platted into 56 residential home sites, consisting of 21 court yard home lots and 35 townhome lots. Streets, gutters, water, sewer, electric, gas, telephone and cable utilities have been installed for these 56 home sites, and the Corporation has sold all 56 lots to several home builders. Two court yard homes and 15 townhomes have been completed, and plans are underway to continue construction of more new homes on the remaining vacant lots. For a detailed discussion of the "platting" process, see "Plan of Operation -- Business Activities."

173 Acre Parcel. The remaining portion of the Property consists of 173 acres of undeveloped land that begins on the lakefront of Boyd Lake Reservoir and extends to Larimer County Road 9. The Corporation has undertaken preliminary steps to develop this portion of the Property, currently expected to consist of a mixed use residential development, which will likely include a nine hole golf course, club house and tennis courts, to compliment the Property's lakefront access and spectacular views. In January of 2004, the Corporation obtained a grading permit from the City of Loveland and a Section 404 Permit from the U.S. Army Corps of Engineers for the western lakefront portion of the Property, which allowed substantial expansion of the lakefront, using dirt removed from the lakebed of Boyd Lake to expand the lakefront portion of the Property. To date, the Corporation has successfully removed more than 225,000 cubic yards of dirt from the lakebed and placed it on the lakefront and other low lying areas of the Property to improve its appearance and functionality. The

Corporation has also constructed an erosion protection barrier on the new lakefront, using erosion control fabric and decorative rock. The U.S. Army Corps of Engineers also made a final determination that there are no jurisdictional wetlands located on the Property. The Corporation is continuing its activities associated with the platting process (obtaining necessary governmental approvals for subdivision development plans) for this 173 acre parcel. The Corporation's proposed Concept Plan for development of the Property has received preliminary approval from officials in the City of Loveland. <u>See</u> Attachment 1. Photographs of some design concepts supplementing the Concept Plan are included in Attachment 2. There can be no assurance, however, that there will not be significant variations to the Concept Plan, as the platting, zoning and approval process for the Property progresses.

<u>Future Plans</u>. The Corporation does not intend to purchase any additional property for development. Instead, after payment of development and administrative costs, the Corporation plans to distribute the net proceeds derived from the sale of its lots and commercial parcels to its shareholders. When all lots and commercial parcels have been sold to professional builders and persons who intend to build homes in the subdivision, and the final net proceeds have been distributed to shareholders, it is likely that the Corporation will be dissolved. Of course, there can be no guarantee in this offering of securities that the Corporation will generate net proceeds or that investors will receive any return on their investment.

<u>Growth in Surrounding Area</u>. Announced commercial development projects to be located in the vicinity of the Property, include a $200 million regional hospital, a convention center, two hotels and a new shopping mall. Loveland, Colorado was also ranked by AARP Magazine, in its May/June 2003 issue, as the Number 1 Place in the Nation "To Reinvent Your Life." Many factors beyond the control of the Corporation, however, will affect future performance of the Corporation, many of which are discussed in this Offering Circular under "Risk Factors," but the Corporation will strive to vigorously pursue its land development plans aimed at increasing shareholder value, while benefitting the surrounding local community.

<u>Unique Location</u>. The Corporation expects that its primary advantage will be the unique location and configuration of the Property and limited supply of similar lots for sale in nearby communities. As a result, management believes the Corporation is poised to take advantage of the growth in demand for real estate in Northern Colorado near sports and water recreational facilities as the surrounding area continues to grow. The Corporation plans to develop its property holdings for sale at competitive prices to targeted segments of the real estate market, primarily builders and individuals interested in purchasing "building permit ready" vacant lots for home construction

<u>Sale of Stock</u>. The Corporation is offering to investors a maximum of 5,000,000 shares of its common stock (the "Shares") at an offering price of $1.00 per share. The principal objective of the Corporation is to maximize the long term value of the Corporation through continued design and development of the Property, while using expected proceeds from this offering to fund certain development costs, and retire a portion of the Corporation's outstanding debt obligations. The Corporation is in the development stage. Prior to the offering, there has been no market for the Shares. The $1.00 per share offering price of the Shares has been determined by the officers of the

Corporation. See "Sale of Shares" for information relating to the factors considered in determining the offering price for the Shares. The Corporation may make similar offerings of shares of its common stock (the "Common Stock") or other securities in the future as required for its continuing business operations.

THE OFFERING

Securities Offered	A minimum of 100,000 and a maximum of 5,000,000 Shares will be offered and sold to investors in this offering, with a minimum investment of $5,000.00 (5,000 Shares).
Terms of the Offering	The Shares will be offered and sold by the officers and directors of the Corporation who will receive no commissions or other "transaction based" compensation. In addition, no commissions will be paid by the Corporation to any other person with respect to sales of Shares made to investors. All proceeds from this offering will therefore be available for use by the Corporation. See "Terms of the Offering." All subscription checks will be deposited in a segregated account in the name of the Corporation at Centennial Bank of the West, located at 4650 Royal Vista Circle, Fort Collins, Colorado 80528, until such time as related Shares are issued to investors. David M. Summers will act as escrow agent for this offering. If a particular investor's subscription is not accepted by the Corporation for any reason, all payments received from such investor shall be promptly returned to such investor without interest or deduction for expenses, and such subscriptions will not be included for purposes of determining whether the minimum subscription amount has been reached. The Corporation reserves the right to refuse a subscription or accept a subscription for an amount of Shares that is less than desired by a particular investor for any reason. Interest earned on funds held in escrow shall be paid to the Corporation. After a minimum of 100,000 Shares have been subscribed for, Investors whose subscriptions are accepted by the Corporation will be issued Shares. See "Terms of the Offering." Each investor must execute a Subscription Agreement, included in the subscription document pocket at the end of this Offering Circular.
Subscription Period	The subscription period will terminate as soon as 5,000,000 Shares have been sold, or such earlier date as the Corporation may determine in its sole discretion, but no later than one year after commencement of the offering. See "Terms of the Offering."

OTHER MATTERS

Common Stock Outstanding	At the commencement of this offering, the Corporation has 39,117,372 shares of its common stock outstanding. After successful completion of this offering, the Corporation will have a minimum of 39,217,372 and a maximum of 44,117,372 shares of its common stock outstanding.
Risk Factors	The Shares offered by the Corporation involve a high degree of risk and should be purchased only by persons who can afford to sustain a total loss of their investment. See "Risk Factors" and "Dilution." There is currently no market for the Common Stock and no market is expected to develop in the foreseeable future. See "Risk Factors -- No Current Trading Market" and "Risk Factors -- Arbitrary Offering Price."
Use of Proceeds	The net proceeds of the offering will be used by the Corporation to fund future expenses associated with platting of land owned by the Corporation, and to repay a portion of its existing debt obligations.
The Property	Maps showing the location of the Property are included in this Offering Circular as Attachment 3 and aerial photographs of the Property and its surroundings (taken in August of 2000 and November of 2004) are included in this Offering Circular as Attachment 4. The approved landscaping plan for the previously platted 15 acre portion of the Property is included as Attachment 5, and photographs of the platted portion of the Property and homes constructed on it can be found in Attachment 6 to this Offering Circular. Additional photographs of the unplatted portion of the Property are included in Attachment 7, and photographs of the Corporation's construction activities on the lakefront portion of the Property are included in Attachment 8. Additional photographs can be found on the Corporation's web site, LakeviewLoveland.com.
Business Activities	The Corporation's principal business activities since acquiring the Property have consisted of preliminary development activities and initial expansion and grading of the lakefront portion of the Property.
Additional Borrowing	The Corporation expects to use funds derived from the sale of additional shares of common stock to fund a portion of its continued development activities related to the Property, and reduce its outstanding debt. It is possible, however, that the Corporation may borrow additional funds in the future for the purpose of funding some or all of these costs.

Officer and Director Compensation	The officers and directors of the Corporation will receive compensation in the form of shares of the Corporation's Common Stock for services rendered to the Corporation in connection with its business activities. See "The Corporation -- Officer and Director Compensation" and "The Corporation -- Legal Services."
Conflicts of Interest	An investment in the Shares involves a significant number of inherent and potential conflicts of interest because of the relationships between the Corporation and its directors who will oversee the general operation of the Corporation, and its officers who manage its day to day activities of the Corporation. In addition, the officers and directors of the Corporation are involved in other businesses, both individually and through other entities. They will have competing demands for their time, and conflicts of interest involving corporate opportunities may arise. See "Conflicts of Interest and Fiduciary Duties."
Tax Aspects	There are no expected tax benefits flowing to investors in connection with this offering. See "Certain Tax Considerations."

SUMMARY FINANCIAL DATA

The following summary financial data is qualified in its entirety by, and should be read in conjunction with the Corporation's Financial Statements included in this Offering Circular. Each prospective investor should carefully review these Financial Statements in their entirety.

Balance Sheet Data (December 31, 2004):

Total Current Assets	$ 659,080
Land Acquired for Development and Resale	$ 9,093,157
Total Current Liabilities	$ 148,389
Total Book Value of Assets	$10,329,567
Long Term Liabilities	$ 7,526,940
Shareholders' Equity	$ 2,349,238
Common Shares Outstanding	39,117,372

FORWARD LOOKING STATEMENTS

Some of the statements under "Offering Circular Summary," Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Limited Operations," and elsewhere in this Offering Circular constitute forward-looking statements. These statements involve risks, uncertainties and other factors that may cause the Corporation's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. In some cases, forward-looking statements may be identified by terminology such as "may," "should,""expects,""plans," "anticipates," "believes," "estimates," "predicts," "potential," "proposed,""continue," or the negative of these terms or other comparable terminology.

Forward-looking statements are estimates and projections reflecting management's judgment and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Although management of the Corporation believes that the estimates and projections reflected in the forward-looking statements are reasonable, management's expectations may prove to be incorrect. Important factors that could cause the Corporation's actual results to differ materially from estimates or projections contained in the forward-looking statements include:

The state of the real estate development industry;
Changes in the economy generally and interest rates specifically;
Increases in government regulation and anti-development efforts;
The condition of the real estate market generally and the residential market specifically;
The Corporation's anticipated land development strategies;
The Corporation's competitors' responses to the Corporation's strategies;
Anticipated trends in the Corporation's business; and
The Corporation's ability to control costs.

The Corporation undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless so required by applicable law. Because of these risks, uncertainties and assumptions, the forward-looking events discussed in this Offering Circular might not occur.

RISK FACTORS

THE COMMON STOCK OFFERED BY THIS OFFERING CIRCULAR INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO SUSTAIN A TOTAL LOSS OF THEIR INVESTMENT. THE FOLLOWING FACTORS, IN ADDITION TO THE OTHER INFORMATION AND FINANCIAL DATA SET FORTH ELSEWHERE IN THIS OFFERING CIRCULAR, SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE CORPORATION AND ITS BUSINESS BEFORE MAKING AN INVESTMENT IN THE CORPORATION'S COMMON STOCK. THE RISK FACTORS SET FORTH BELOW AND ELSEWHERE IN THIS OFFERING CIRCULAR ARE NOT INTENDED TO BE AN EXHAUSTIVE LIST OF THE GENERAL OR SPECIFIC RISKS INVOLVED, BUT MERELY TO IDENTIFY ALL MATERIAL RISKS KNOWN TO THE CORPORATION AT THIS TIME. IT MUST BE RECOGNIZED THAT OTHER RISKS MAY BECOME SIGNIFICANT IN THE FUTURE AND THAT THE RISKS THAT ARE NOW FORESEEN, MIGHT AFFECT THE CORPORATION TO A GREATER DEGREE THAN IS NOW FORESEEN, OR IN A MANNER NOT NOW CONTEMPLATED.

General Risk of Real Estate Ownership. There are certain risks inherent in the ownership and development of real estate. Included among such risks are local conditions of the real estate market, which can fluctuate widely, and are affected by decrease in demand for residential or commercial real estate, oversupply due to a decrease in employment in the area, or an increase in supply of competing properties in the area. Other risks include changes in local market conditions due to changes in general or local economic condition and neighborhood characteristics, changes in interest rates which may render the sale of property difficult or unattractive, the Corporation's ability to obtain financing for operating or capital needs, changes in real estate tax rates and other operating expenses, adverse changes in government rules and fiscal policies, including zoning, building and environmental laws, shortages of and increased prices for heating fuels, natural gas, water, electrical power, or other supplies. Furthermore, insurance might not adequately protect against all covered losses caused by or resulting from losses including, but not limited to earthquakes, war, or floods, which may be either uninsurable or not economically insurable. If for any reason an uninsured loss occurs, shareholders could lose all or part of their investment in the Corporation.

Diversification. The Corporation owns only one parcel of land located on and near Boyd Lake Reservoir in Loveland, Colorado. Thus, the success of the Corporation will depend almost entirely on the ultimate development and sale of lots from the Property. The Corporation will not have the ability to spread its risks among a variety of real estate investment projects.

Limited Operating History. The Corporation has limited financial and operating history. The Corporation is not expected to have any significant assets other than its property located near Boyd Lake Reservoir in Loveland, Colorado, which secures a large portion of its outstanding debt obligations. There is no guarantee that the Corporation will generate revenues or earnings.

Competition. The real estate development business is intensely competitive and there can be no assurance that the Corporation will be able to compete successfully in the future. Many companies participate in, or may decide to enter, the market for development of real estate in the Loveland, Colorado area, including companies which are much larger and more diversified than the Corporation and have substantially greater resources available for marketing and sales of their real estate developments. Many of the Corporation's competitors also have substantially greater financial, marketing and other resources, including broader political influence, which can be crucial in obtaining the required approvals from governmental agencies for development of real property. The Corporation will compete with numerous real estate development companies, including The Genesee Company and The Stainbrook Company, each of whom have already established a presence in other real estate development projects located around Boyd Lake. McWhinney Enterprises, Inc. and McStain Enterprises, Inc. are also developing property and constructing homes in nearby areas. The Corporation will compete primarily by responding to the perceived desire of homeowners and builders for well planned, innovative and spacious residential community developments near a large recreational lake.

Economic Conditions. Real estate markets historically have been subject to substantial cyclical variation, and a recession in the general economy or uncertainties regarding future economic prospects that affect consumer spending habits may in the future have a materially adverse effect on the demand for purchase of lots offered for sale by the Corporation. During theses cyclical variations, purchases of residential and commercial real estate tend to decline during recessionary periods when disposable income is low. This cyclical variation could have a material adverse effect on the Corporation by affecting its ability to compete for limited business. Moreover, the Corporation's real estate land offerings are expected to be priced in the higher price ranges and are thus more likely to be adversely affected during the downturns in the economy. Because of their unique characteristics, however, the prices for the Corporation's residential lots located on the lakefront are not expected to be influenced to such a great degree by cyclical variations.

Changing Consumer Demands. The real estate market is also subject to changing consumer demands for housing and living environments. The Corporation's success will depend in large part upon its ability to anticipate and respond to these demands and design a residential and commercial development which will be attractive to prospective home buyers and businesses. There can be no assurance that the Corporation will be able to meet changing consumer demands or plan, and have approved, a land development project which will be attractive to home buyers.

Possible Contingent Liability for Hazardous Waste. Under certain circumstances, the Corporation could be held accountable for any hazardous wastes located on the Property. It is even possible that such liability could be greater than the value of the Property. The Corporation, however, is not aware of any hazardous wastes located on any portion of the Property.

Limitation of Liability of Officers and Directors to Shareholders. The Corporation has included in its Articles and Bylaws provisions to indemnify its directors and officers, and advance litigation expenses, to the fullest extent permitted by Colorado law, including circumstances where indemnification is discretionary. Such indemnification may be available for liabilities arising in connection with this offering. The Corporation has adopted a provision that limits the personal liability of a director for breach of the director's fiduciary duty to the maximum extent permitted by the Colorado Business Corporation Act. The Corporation has also executed written Indemnification Agreements with each of its directors. Such provisions may have the effect of reducing the likelihood of derivative action against directors and may discourage or deter shareholders from bringing lawsuits against directors for breach of their duty of care, even though such an action, if successful, might otherwise benefit the Corporation and its shareholders. Moreover, to the extent that director liability could otherwise be established, the limitation of liability of directors may be at the expense of shareholders' or the Corporation's potential right of recovery.

Dependence on Key Personnel. The Corporation depends, and will continue to depend in the foreseeable future, upon the personal efforts and abilities of its officers and directors. The ability of the Corporation to retain these persons is important to the success of the Corporation's operations. In particular, the loss of the services of David M. Summers, President and Treasurer of the Corporation might have a material adverse effect on the Corporation. The inability of Mr. Summers to perform his duties could also have a material adverse effect upon the Corporation's business and prospects. Furthermore, the Corporation's expected future land development activities may require enlisting additional expertise or hiring more personnel, and will place increased demands on the Corporation's personnel resources and management skills.

Control by Existing Shareholders, Officers and Directors. After completion of this offering, if the maximum number of shares available in this offering are sold, the Corporation's present shareholders will own approximately 89% of its outstanding capital stock , and an even greater percentage if less than the maximum number of such shares are sold. At commencement of this offering, the officers and directors of the Corporation owned or controlled at least 60.79% of the Corporation's outstanding capital stock, which could increase to 60.91% if outstanding options owned by one of directors are exercised. After successful completion of this offering (assuming the maximum number of shares are sold), the officers and directors are expected to own or control at least 53.90% of the Corporation's then outstanding capital stock, which could increase to 54.01% if outstanding options owned by one of the directors are exercised. Cumulative voting is not allowed in the election of directors, and therefore, the Corporation's existing officers and directors will be in a position to elect all of the Corporation's directors and otherwise control the affairs of the Corporation, and take, as a group, unilaterally, other actions as the majority shareholders, which would be binding on all shareholders. See "Interests of Officers, Directors and Others in Certain Transactions."

No Current Trading Market. Prior to this offering, there has been no public market for shares of the Corporation's Common Stock. There is currently no market for the Shares offered by this Offering Circular and there is no assurance that one will develop, or, if one develops, that it will be maintained. Therefore, a shareholder may not be able to liquidate his or her investment in the Corporation if an emergency occurs. Prospective investors must be aware of the potential long-term nature of an investment in the Corporation's securities and be able to bear the economic risks of their investment for an indefinite period of time.

Arbitrary Offering Price. The offering price of the Shares was arbitrarily determined by the Board of Directors of the Corporation, based upon a number of considerations, including, but not limited to, their estimate of the expected future value of its real estate holdings, recent purchases of common stock by investors at $1.00 per share, anticipated funding needs of the Corporation, the perceived advantages associated with the influx of additional equity capital on the Corporation's ability to repay its debt obligations, or obtain long term financing of the same on favorable terms and at favorable interest rates, and the Corporation's future profit potential related to the development of its real property holdings in Loveland. Therefore, the offering price of the Corporation's Common Stock in this offering may be greater or less than the actual market value for the shares of the Common Stock after this offering. See "Sale of Shares."

Subordination to Secured Debt. The Corporation's interest in the Property is an equity position in the land. The Property is currently pledged to secure the Corporation's outstanding $3,584,775 credit facility at Commercial Federal Bank. Pursuant to applicable lending agreements, approximately 80% of the proceeds derived from the sale of lots by the Corporation will be used to reduce the Corporation's outstanding debt at Commercial Federal Bank before funds become available for other corporate uses or distribution to shareholders of the Corporation. A default under this credit facility by the Corporation would adversely affect the Corporation's liquidity and capital resources because the bank might accelerate the maturity date of the loan, resulting in $3,584,775 plus any accrued interest becoming immediately due and payable. In this unlikely event, the Corporation might even be forced to sell or transfer a portion of its Property to repay this loan.

Possible Need for Additional Equity Capital and Additional Borrowing. Although the Corporation believes that following successful completion of this offering, it will have sufficient capital and cash flow from the sale of platted lots to fund its future land development activities, the Corporation's future plans may create a need for additional equity capital raised through public or private securities offerings, or additional borrowing, which may result in higher leverage, or the dilution of then existing holders' investments in shares of the Corporation's capital stock. There can be no assurance that such financing, if required, will be available to the Corporation on favorable terms. Any inability of the Corporation to obtain additional capital or borrowing may adversely affect the Corporation's ability to fully fund its proposed land development activities, and may affect the ongoing viability of the Corporation's existing operations.

Delays and Expenses Associated with the Platting Process. Land entitlement processes, which include numerous meetings with public officials, substantial professional engineering, land surveying and mapping, presentations of alternative land development proposals to accommodate comments and suggested modifications, public notices, neighborhood meetings, public hearings, and final consideration and voting by governing political bodies, typically takes from 18 to 24 months. As of the date of this Offering Circular, the Corporation has only completed approximately six months of this estimated time period. During this time period, which can vary substantially, interest will continue to accrue on the Corporation's outstanding debt obligations, which will deplete the Corporation's available cash and may force diversion of its available cash assets away from the future development process and payment of infrastructure costs, causing additional delays in the timing of future lot sales. Furthermore, requirements for construction of subdivision common areas and public improvements, in addition to those presently expected, may further deplete the Corporation's available financial resources. Finally, the Corporation's inability to obtain favorable zoning or other desired land development attributes during the platting process may reduce the ultimate long term value of the Corporation's land holdings.

Shares Available for Future Sale. Upon completion of the offering, the Corporation will have a minimum of 39,217,372 and a maximum of 44,117,372 shares of Common Stock outstanding. The Corporation has also previously issued options to purchase an aggregate of 1,086,000 shares of the Corporation's Common Stock for $1.00 per share. In addition, the Corporation has issued its Series III and Series IV 10% Per Annum Convertible Debentures, convertible into up to 85,000 shares of the Corporation's common stock at $1.00 per share. The future sale of a substantial number of shares of Common Stock at any time, however, or the availability of Common Stock for sale in public or private transactions could adversely affect the market value of the Common Stock prevailing from time to time. See "Shares Eligible for Future Sale."

Dilution. The offering price for the Common Stock being sold in this offering is higher than the book value per share of Common Stock. Investors purchasing shares of Common Stock in this offering will therefore incur immediate and substantial dilution. The purchasers of the Shares offered by this Offering Circular will incur immediate substantial dilution from their purchase price in the net tangible book value of each share of Common Stock of approximately $.93 per share if 100,000 Shares are sold and $.81 per share if 5,000,000 Shares are sold. The existing shareholders of the Corporation will own or control approximately 99.7% of the Corporation's outstanding shares of capital stock if only 100,000 shares are sold in this offering and approximately 87.8% if 5,000,000 are sold, and will realize an immediate increase in the net tangible book value of their shares of approximately $.003 per share if 100,000 Shares are sold and $.11 per share if 5,000,000 Shares are sold. If the Corporation's future operations are unsuccessful, the investors who purchased the Shares offered by this Offering Circular will bear a disproportionately larger share of the loss. See "Dilution."

The Corporation also has outstanding stock options entitling the holders of such options to purchase an aggregate of 1,086,000 shares at $1.00 per share. In addition, the Corporation has previously issued its Series III and IV 10% Per Annum Convertible Debentures, which are convertible into an aggregate of 85,000 shares at a conversion price of $1.00 per share. All of the Corporation's Series I and II 10% Per Annum Convertible Debentures were previously converted or fully redeemed. The holders of such options and convertible debentures will have the opportunity to profit from an increase in the market price of the Corporation's capital stock, if any, without assuming the corresponding risk associated with ownership. The Corporation, while such options and convertible debentures are outstanding, may find it more difficult to raise additional equity capital that may be needed for its business operations. To the extent that the per share exercise price of such options are less than the net tangible book value of the Corporation's outstanding capital stock at the time such options are exercised, the Corporation's then existing shareholders will experience immediate dilution in the net tangible book value of their investments. Likewise, to the extent that the per share conversion price of the Corporation's outstanding convertible debentures are less than the net tangible book value of the Corporation's outstanding capital stock at the time of such conversion, the Corporation's then existing shareholders will experience immediate dilution in the net tangible book value of their investments.

Possible Future Dilution. The Corporation currently has authorized capital stock of 100,000,000 shares of Common Stock and 1,000,000 shares of preferred stock. Inasmuch as the Corporation may issue authorized but unissued shares of capital stock in the future without shareholder approval, there may be further dilution of the shareholders' interests. The Corporation may sell additional equity securities in a future public offering or private transactions to raise additional capital. In addition, the Corporation, may in the future adopt an incentive compensation plan or issue stock options to its employees, which may also further dilute the interest of potential investors in this offering. In the event that the Corporation may need to seek additional capital at some time for any reason, holders of the Corporation's then outstanding capital stock could suffer additional dilution to their ownership percentages and/or the price per share. Depending on the situation at the time, such dilution could be substantial.

Future Issuance of Preferred Stock. The Corporation currently has authorized 1,000,000 shares of preferred stock, without par value, none of which are currently outstanding. At the present time, the Corporation has no plans to issue any preferred stock. The Corporation's Board of Directors, however, without further action by the holders of Common Stock, may issue additional shares of preferred stock in one or more series and may fix or alter the relative, participating, optional or other rights, preferences, privileges and restrictions of such preferred stock. The preferred stock may be issued with voting and conversion rights which could adversely affect the voting power authority of the holders of Common Stock. The issuance of preferred stock, in certain circumstances, may have the effect of delaying, deferring or preventing a change in control of the Corporation without further action by the shareholders, may discourage bids for the Corporation's Common Stock at a premium over the market price of the Common Stock, and therefore may adversely affect the market price, and the voting and other rights of the holders, of the Corporation's Common Stock. See "The Corporation -- Description of Preferred Stock."

Possible Volatility of Stock Price. Prior to this offering there has been no public market for the Corporation's securities and there can be no assurance that any regular trading market will develop or be sustained in the future. Therefore, purchasers of Shares may be unable to resell the securities offered by this Offering Circular at or near their original offering price, or at any price. The market value of the Common Stock could be subject to substantial fluctuations in response to various positive or negative developments in the Corporation's sale of lots, land development plans, financing alternatives, and other events or factors. In recent years, the stock market has experienced extreme price and volume fluctuations. These broad market fluctuations, as well as general economic or political conditions such as recessionary periods, high interest rates or international hostilities, could also adversely affect the market value of the Corporation's Common Stock.

No Dividends and None Anticipated Prior to Completion of the Platting Process. The Corporation has not paid any dividends. In light of its present financial status and the Corporation's expectation that it will use funds derived from sale of platted lots to fund its continued land development activities with respect to the undeveloped 173 acre portion of its land holdings or reduce its outstanding debt obligations, the Corporation does not anticipate paying any dividends upon its Common Stock until after completion of the platting process and installation of infrastructure on the 173 acre parcel. Thereafter, dividends are expected to be paid to shareholders from proceeds derived from sales of finished lots and commercial parcels to builders and persons desiring to build homes in the subdivision. See "Dividend Policy."

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

The Corporation is subject to various conflicts of interest arising out of its relationships with its existing shareholders, directors and officers, including conflicts related to the arrangements pursuant to which the officers and directors of the Corporation are compensated by the Corporation. Because the Corporation was organized by its President, and will be operated by its present directors and officers, these conflicts will not be resolved through arm's length negotiations, but through the exercise of their judgment consistent with their fiduciary responsibility to the Corporation and its shareholders.

Fiduciary Duties of Officers and Directors. The officers and directors of a Colorado corporation are accountable to the Corporation as fiduciaries and, consequently, are required to exercise good faith and integrity in all dealings with respect to Corporation's affairs. The rights and remedies of shareholders in the event of breaches by officers and directors of their fiduciary duties is a rapidly developing and changing area of the law, and potential investors who have questions concerning the duties of the Corporation's officers and directors should consult with their own legal counsel. The Corporation's Articles of Incorporation provide liability protection for the officers and directors of the Corporation to the maximum extent permitted by the Colorado Business Corporation Act.

Compensation Agreements. David M. Summers has served as President of the Corporation since January 9, 2002. Although Mr. Summers is not presently compensated as an employee of the Corporation for his services as President, the Corporation has retained him to provide services to the Corporation, which are billed to the Corporation at Mr. Summers' customary rates for legal services of $185.00 per hour. Directors of the Corporation have each received 15,000 shares of the Corporation's common stock per year to compensate them for their services as directors. This level of compensation is expected to continue in future years.

Receipt of Compensation by Officers and Directors. None of the fees, compensation or expense reimbursements expected to be paid to the officers and directors of the Corporation were determined by arm's length negotiations and, therefore, the setting of such fees, compensation and expense reimbursement allowances have already presented conflicts of interest and will present similar conflicts of interest in the future.

Other Business Interests and Obligations. Each officer and director presently has other business interests to which he or she devotes some attention.

Investment Opportunities. Conflicts of interest will exist to the extent the officers and directors engage, either individually or on behalf of others, in other business activities. In light of their fiduciary duties to the Corporation, however, the current officers and directors expect to present to the Corporation any investment opportunities that may come to their attention, where such investment and business opportunities are within the investment objectives and business activities of the Corporation.

Legal Representation. In connection with this offering, David M. Summers, Esq. has represented the Corporation with respect to business and securities law matters and in so doing has considered primarily the interests of its existing shareholders and directors, which includes himself. As of the date of the offering, David M. Summers, Esq. owns or has effective voting control of approximately 48.3% of the Corporation's outstanding capital stock. The potential investors in this offering have not had independent representation, and the terms of this offering are not necessarily those that would have resulted from arm's length negotiations. The Corporation has previously waived all actual and potential conflicts of interest which may arise due to the fact that Mr. Summers provides legal services to the Corporation, while also holding positions as a director, officer and major shareholder of the Corporation.

TERMS OF THE OFFERING

Minimum and Maximum Offering. The Corporation is offering a minimum of 100,000 and a maximum of 5,000,000 shares of its Common Stock at $1.00 per share. No subscription will be accepted for less than 5,000 shares ($5,000 minimum investment). The Corporation expects to receive gross proceeds of at least $100,000 and as much as $5,000,000 from this offering. The Shares will be offered and sold by the Corporation's existing officers and directors, who will receive no commissions or transaction based compensation in connection with this offering.

Subscription Period. The subscription period during which the Shares will be offered will terminate as soon as 5,000,000 Shares have been sold, or such earlier date as the Corporation may determine in its sole discretion, but no later than one year after commencement of the offering.

Subscription Procedures and Escrow Agreement. Subject to approval by the Corporation, each person or entity who subscribes to purchase Shares shall deliver (a) a check payable to Lakeview Development Corporation Escrow Account in an amount equal to $1.00 multiplied by the number of shares being purchased (minimum $5,000), and (b) a properly completed Subscription Agreement .

Subscription payments will be deposited in a segregated account in the name of the Corporation at Centennial Bank of the West located at 4650 Royal Vista Circle, Fort Collins, Colorado 80528, and held until such time as subscriptions for at least 100,000 Shares have been accepted by the Corporation, pursuant to an escrow agreement between the Corporation and David M. Summers. David M. Summers shall act as escrow agent, but will not be independently compensated for doing so. At such time, as determined by the Corporation, in its sole discretion, the subscription payments will be drawn for the purpose of making contributions to the Corporation in exchange for Shares purchased in accordance with the terms and conditions of the offering described in this Offering Circular.

The escrow agreement provides that if a particular investor's subscription is not accepted by the Corporation for any reason, all payments received from such investor shall be promptly returned to such investor without interest or deduction for expenses, and such subscriptions will not be included for purposes of determining whether the minimum subscription amount has been reached. The Corporation reserves the right to refuse a subscription or accept a subscription for an amount of Shares that is less than desired by a particular investor for any reason.

The escrow agreement also provides that if subscriptions for at least 100,000 Shares are not accepted by the Corporation before termination of the subscription period, all subscription payments received by the Corporation will be returned to prospective investors, without interest or deduction for expenses incurred by the Corporation in connection with this offering. Any interest earned on funds placed in escrow shall be paid to the Corporation. A copy of the Subscription Agreement is included in the subscription document pocket at the end of this Offering Circular.

Plan of Distribution. The Shares will be offered and sold by the directors of the Corporation, namely David M. Summers, William R. Farr, Robert B. Mekelburg, Dr. Robert C. Moore, Victor A. Palli, and Karen Wilson-Johnson. Each of these individuals is exempt from registration as a broker-dealer under Section 15(a) of the Securities Exchange Act of 1934. No reimbursement of selling expenses, no commissions and no other compensation will be paid by the Corporation with respect to sales of the Shares made to investors. Officers and directors of the Corporation (and their affiliates) will be permitted to purchase shares in this offering, and such purchases, if any, will be used to determine whether the minimum offering amount has been reached, but any such purchases will be for investment purposes only and not with a view towards further distribution or with the intent to resell such shares.

USE OF PROCEEDS

The costs of the offering including legal and accounting fees (estimated to be approximately $45,000) have been paid by the Corporation.

As of the date of this Offering Circular, the Corporation has existing cash resources of approximately $560,000. These existing cash resources are expected to be used to pay interest on the Corporation's outstanding debt, payments due on its equipment financing obligations, maintenance expenses on its Property, office rent and related office operating expenses. The initial proceeds expected to be derived from this offering will be used by the Corporation to pay additional survey and landscaping costs. Additional proceeds are expected to be used for continued restoration and improvement of the lakefront and other selected areas of the Property. Thereafter, additional proceeds derived from this offering are expected to be used by the Corporation to reduce its outstanding debt, thereby reducing the Corporation's overall interest expense. Debts bearing the highest rates of interest are expected to be repaid first.

The chart below summarizes management's estimate of the overall use of proceeds derived from this offering at various levels:

	$ 100,000	$ 250,000	$ 500,000	$ 1,000,000	$2,000,000	$5,000,000
Surveying	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000	$ 15,000
Landscaping	$ 85,000	$ 200,000	$ 200,000	$ 200,000	$ 200,000	$ 200,000
Excavating and Grading		$ 35,000	$ 100,000	$ 100,000	$ 100,000	$ 100,000
Preliminary Platting and Engineering			$ 185,000	$ 400,000	$ 400,000	$ 400,000
Debt Reduction Payments				$ 285,000	$ 1,285,000	$ 4,285,000

Management will endeavor to balance the need to use cash to fund development costs with use of cash to fund reduction of the Corporation's outstanding debt and thereby reduce its overall interest expense. To the extent that management is confident that lending sources are available to fund future development costs, the Corporation may use excess funds to temporarily reduce its debt obligations in order to minimize its overall interest expense. The Corporation's first priority for use of its cash resources will be to pay interest expenses on its outstanding secured bank debt and equipment financing loans. Thereafter, cash resources will be used to pay interest on its unsecured debt obligations. The Corporation retains some flexibility, however, to fund future development costs at varying rates. To a large degree, the more funding immediately available, the faster pace at which the development activities of the Corporation can proceed, although the time required to complete certain governmental review processes are not within control of the Corporation. If less cash funds are available, however, the Corporation's land development activities may be slowed to reduce the outflow of cash, but the Corporation's aggregate interest expense will increase under these circumstances because its debt will be outstanding for a longer period. Management will endeavor to balance the use of funds for development costs with the need to reduce its outstanding debt in order to reduce its overall interest expense, while proceeding in an orderly and expedient fashion to develop its Property.

Secured bank debt to be repaid using proceeds derived from this offering was incurred by the Corporation in connection with refinancing of loans originally used in connection with initial acquisition of the Property, platting of the initial 15 acre portion of the Corporation's Property, and some business operating expenses. Secured equipment loan debt to be repaid using proceeds derived from this offering was incurred by the Corporation in connection with financing of its purchase of excavating equipment. Additional unsecured debts to be repaid using proceeds derived from this offering were incurred by the Corporation to fund its substantial previous development costs, including interest expenses, and costs associated with permitting and removal of material from the Boyd Lake Reservoir to improve the functionality and appearance of the lakefront portion of the Corporation's Property.

The foregoing represents the Corporation's best estimate of its general allocation of the net proceeds of the offering based upon the current state of its business operations, its current plans, and current economic and industry conditions, and is subject to a reapportionment of proceeds among the categories listed above or to new categories. Actual future expenses cannot be predicted with any degree of certainty, especially in view of the minimum and maximum amounts of Common Stock which may be sold in this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Limited Operations."

Until used, the Corporation intends to invest any material surplus net proceeds from the offering in short-term interest bearing money market accounts, certificates of deposit or direct or guaranteed obligations of the United States of America.

DIVIDEND POLICY

During at least the next two years, the Corporation expects that it will retain all available earnings generated by its operations to fund its land development activities, including construction of infrastructure. Accordingly, the Corporation does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. After completion of the Corporation's land development activities on the Property , however, net proceeds from the sale of lots and commercial parcels are expected to be distributed to shareholders in the form of periodic dividends. Any future determination as to dividend policy will be made at the discretion of the Board of Directors of the Corporation and will depend on a number of factors, including the future earnings, capital requirements, financial condition and business prospects of the Corporation, and such other factors as the Board of Directors may deem relevant. See "Risk Factors -- No Dividends and None Anticipated Prior to Completion of the Platting Process."

DILUTION

As of December 31, 2004, the Corporation had a net tangible book value (book value of total tangible assets less total liabilities) of $2,557,869 or approximately $.065 per share of capital stock outstanding on December 31, 2004. Without taking into account any other changes in the net tangible book value of the Corporation after December 31, 2004, except for the sale by the Corporation of the minimum or maximum number of Shares offered by this Offering Circular at $1.00 per share and the receipt and application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Corporation at December 31, 2004 if the minimum amount offered were sold would have been $2,657,869, or approximately $.068 per share, which would represent an immediate increase in the pro forma net tangible book value of only approximately $.003 per share of capital stock to shareholders as of December 31, 2004, and an immediate dilution of $.93 per share to new investors. If the maximum amount offered were sold, however, the pro forma net tangible book value of the Corporation at December 31, 2004 would have been $7,557,869, or approximately $.17 per share of capital stock as of December 31, 2004, which would represent an immediate increase in the pro forma net tangible book value of approximately $.11 per share of capital stock to shareholders as of December 31, 2004 and an immediate dilution of $.82 per share to new investors. The following tables illustrate such dilution at the minimum and maximum offering amounts, and varying amounts between the minimum and maximum :

Minimum Offering (100,000 Shares)

Offering price per share (1)		$1.00	
Net tangible book value before offering	$ .07		
Increase attributable to purchase of Shares by new investors	$ .003		
Pro forma net tangible book value after offering		$ .07	
Dilution of net tangible book value to new investors (2)			$ .93

Intermediate Offering (250,000 Shares)

Offering price per share (1)		$1.00	
Net tangible book value before offering	$ .07		
Increase attributable to purchase of Shares by new investors	$ .006		
Pro forma net tangible book value after offering		$ .08	
Dilution of net tangible book value to new investors (2)			$ .92

Intermediate Offering (500,000 Shares)

Offering price per share (1)		$1.00	
Net tangible book value before offering	$ .07		
Increase attributable to purchase of Shares by new investors	$ .013		
Pro forma net tangible book value after offering		$ .08	
Dilution of net tangible book value to new investors (2)			$ .92

Intermediate Offering (1,000,000 Shares)

Offering price per share (1)		$1.00	
Net tangible book value before offering	$ .07		
Increase attributable to purchase of Shares by new investors	$ .03		
Pro forma net tangible book value after offering		$ .10	
Dilution of net tangible book value to new investors (2)			$ .90

Intermediate Offering (2,000,000 Shares)

Offering price per share (1)		$1.00	
Net tangible book value before offering	$ .07		
Increase attributable to purchase of Shares by new investors	$ .05		
Pro forma net tangible book value after offering		$ .12	
Dilution of net tangible book value to new investors (2)			$ .88

Maximum Offering (5,000,000 Shares)

Offering price per share (1)		$1.00	
Net tangible book value before offering	$ .07		
Increase attributable to purchase of Shares by new investors	$ .11		
Pro forma net tangible book value after offering		$ .18	
Dilution of net tangible book value to new investors (2)			$ .82

---

(1) Represents the $1.00 offering price per Share, before deducting offering expenses payable by the Corporation.

(2) For purposes of these calculations, no additional dilution is created by the possible exercise of all or a portion of outstanding options, or conversion of the Corporation's outstanding debentures, because all stock issued by the Corporation in connection with such exercises or conversion will be issued at $1.00 per share, which is identical to the offering price of the shares in this offering.

The tables below summarize, as of the date of this Offering Circular, the differences between existing shareholders and investors in this offering with respect to the number and percentage of shares of Common Stock purchased from the Corporation, the amount and percentage of consideration paid and the average price paid per share, before deduction of offering expenses, at the minimum and maximum amounts raised by this offering:

Minimum Offering (100,000 shares)

	Shares Owned		Consideration		Price Per
	Number	Percent	Amount	Percent	Share
Current Shareholders	39,117,372	99.75%	$ 4,867,054	97.99%	$ 0.12
New Investors	100,000	.25%	$ 100,000	2.01%	$ 1.00
Total	39,217,372	100%	$4,967,054	100%	

Intermediate Offering (250,000 shares)

	Shares Owned		Consideration		Price Per
	Number	Percent	Amount	Percent	Share
Current Shareholders	39,117,372	99.36%	$ 4,867,054	95.11%	$ 0.12
New Investors	250,000	.64%	$ 250,000	4.89%	$ 1.00
Total	39,367,372	100%	$ 5,117,054	100%	

Intermediate Offering (500,000 shares)

	Shares Owned		Consideration		Price Per
	Number	Percent	Amount	Percent	Share
Current Shareholders	39,117,372	98.74%	$ 4,867,054	90.68%	$ 0.12
New Investors	500,000	1.26%	$ 500,000	9.32%	$ 1.00
Total	39,617,372	100%	$ 5,367,054	100%	

Intermediate Offering (1,000,000 shares)

	Shares Owned		Consideration		Price Per
	Number	Percent	Amount	Percent	Share
Current Shareholders	39,117,372	97.51%	$ 4,867,054	82.96%	$ 0.12
New Investors	1,000,000	2.49%	$ 1,000,000	17.04%	$ 1.00
Total	40,117,372	100%	$ 5,867,054	100%	

Intermediate Offering (2,000,000 shares)

	Shares Owned		Consideration		Price Per
	Number	Percent	Amount	Percent	Share
Current Shareholders	39,117,372	95.14%	$ 4,867,054	70.88%	$ 0.12
New Investors	2,000,000	4.86%	$ 2,000,000	29.12%	$ 1.00
Total	41,117,372	100%	$ 6,867,054	100%	

Maximum Offering (5,000,000 shares)

	Shares Owned Number	Shares Owned Percent	Consideration Amount	Percent	Price Per Share
Current Shareholders	39,117,372	88.67%	$4,867,054	49.33%	$ 0.12
New Investors	5,000,000	11.33%	$5,000,000	50.67%	$ 1.00
Total	44,117,372	100%	$9,867,054	100.0%	

The preceding tables exclude 1,086,000 shares of common stock reserved for issuance upon the exercise of outstanding options to purchase shares at $1.00 and 85,000 shares of common stock reserved for issuance upon the conversion of outstanding debentures at $1.00 per share.

CAPITALIZATION

The following table sets forth the capitalization of the Corporation as of December 31, 2004 .

Short-term obligations	$ 148,389
Long-term obligations	$7,831,940
Stockholder's equity:	
Common Stock, without par value:	
100,000,000 shares authorized, 39,117,372 shares issued and outstanding	$4,867,054
Retained Earnings	(2,294,295)
Total stockholder's equity	$ 2,572,759
Total capitalization (excluding short-term obligations)	$ 2,424,370

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF LIMITED OPERATIONS

The following discussion of the financial condition and results of operations should be read in conjunction with the Corporation's Financial Statements and related Notes, included in this Offering Circular. This Offering Circular, contains, in addition to historical information, forward-looking estimates that involve risks and uncertainties. The Corporation's actual operating results could differ materially from its previous operating history, and such forward- looking estimates. See "Risk Factors" for more information related to the risks faced by the Corporation. Factors that could cause or contribute to such differences include, but are not limited to:

The amount of proceeds derived from this offering
General economic conditions
Economic conditions in the local real estate market
Interest rate changes
The Corporation's ability to compete in the local housing market
Governmental and environmental regulations and requirements

General. Lakeview Development Corporation is a residential real estate development company, with its corporate offices located in Englewood, Colorado. The Corporation intends to master plan and develop a residential golf course and lakefront community in Loveland, Colorado. The Corporation is developing a parcel of real estate (the "Property") consisting of approximately 188 acres located on and near the lakefront of Boyd Lake Reservoir, in Loveland, Colorado.

Overview. The Corporation was formed in November of 1999 for the purpose of negotiating for acquisition of the Property. The Corporation acquired the Property during the summer of 2000. During the remainder of 2000, the Corporation concentrated its efforts on raising equity capital and obtaining long term financing for the Property. During 2001, the Corporation completed the platting process and installed infrastructure on the 15 acre portion of the Property, while developing a concept plan for future development of the remaining 173 acre parcel. The Corporation sold its first lot in May of 2001 and continued its lot selling efforts for the rest of the year, while raising additional equity capital to fund its continuing business operations. In 2002, the Corporation developed its lakefront improvement plans and began the lengthy process of obtaining required permits from the City of Loveland and the U.S. Army Corps of Engineers to remove dirt from the Boyd Lake Reservoir and place it on the lakefront to improve its appearance and functionality, a permitting and approval process which ultimately took 19 months to complete. During 2002, the Corporation sold more of its completed lots in the 15 acre parcel, and continued to refine its subdivision development plans for the 173 acre parcel. During 2003, the Corporation received some preliminary approvals from the City of Loveland and the U.S. Army Corps of Engineers, and began limited excavation and grading to accomplishing its objectives, while engaging consultants to perform additional tests, surveys and studies necessary to support its pending permit application with the U.S. Army Corps of Engineers. The Corporation received its final Section 404 permit from the U.S. Army Corps of Engineers on January 31, 2004, and immediately commenced excavating and grading operations aimed at extracting large quantities of dirt from the Boyd Lake Reservoir, increasing the elevation of the lakefront, and constructing an erosion protection decorative rock barrier on the lakefront. These excavation, grading and construction processes continued without material interruption until late November of 2004. During November and December of 2004, the Corporation sold its remaining 37 lots in the 15 acre parcel.

Revenues. The Corporation derives its revenues primarily from the sale of platted residential lots on the Property. The Corporation has engaged various independent contractors to assist with its land development activities. The land development process involves platting (obtaining governmental approvals for subdivision development plans), grading and installation of roads and utilities. The Corporation then sells its "building permit" ready lots and commercial parcels to builders. Revenues are recognized when lots are sold. In addition, SAMRUN Technologies, Inc., a corporation controlled by Mr. Victor Palli, one of the Corporation's Directors, sublets a portion of the Corporation's leased office space utilized by the Corporation for its corporate headquarters, and rents some of the Corporation's office furniture and equipment. The Corporation derives income in the amount of $2,194 per month under this sublease and equipment rental arrangement, which expires on May 31, 2007. Other revenues are generated from interest earned on the Corporation's cash reserves.

During 2004 , the Corporation's revenues were $2,423,970, consisting of income from the sale of lots of $2,394,000, rental income of $29,799, interest income of $46 and other income of $125. During 2003, the Corporation's revenues were $40,777, consisting of a gain on the sale of a structure acquired in conjunction with its land purchase in the amount of $8,594, interest income of $2,212 and rental income of $29,800. The principal difference in revenues between 2004 and 2003 was the result of the Corporation's sale of 17 patio home lots and 20 town home lots in the previously platted 15 acre portion of its Property.

It should be noted that although revenues and income can be comparable from year to year, they can be difficult to compare on an interim or short-term basis. This is due to the relatively large revenue and profit impact that can result from sales of lots in any particular period. At this stage of the Corporation's business operations, its development expenditures for platting, grading and improving its 173 acre parcel exceeded the income generated from the sale of finished lots in the 15 acre parcel.

Costs and Expenses. The Corporation's costs and expenses fall into four categories: Development Costs, Selling Costs, Holding Costs and General and Administrative Expenses.

Development costs consist of payments made to independent contractors who provide services ranging from street paving and operation of heavy dirt moving equipment, to professionals, such as land planners, landscape architects, surveyors and engineers, who provide services required to support these activities, including engineering, surveying, soil testing, site planning and project development management. Because the Corporation is in its development phase, development costs comprise its largest expense. Total development costs for 2004 were $2,798,560, as compared to $1,081,494 in 2003. In accordance with generally accepted accounting principles (GAAP), the Corporation capitalizes the direct costs and certain indirect costs related to its land acquisition, land development, and resale activities. These capitalized project costs are recovered through the costs of revenues upon the sale of developed lots. Total capitalized development costs during 2004 were $2,616,611, as compared with $1,065,804 during 2003.

Development costs have increased during the past several years as additional funding for development of the Property have become available, fostered by increased willingness of banks and investors to fund development of the Property due to successful progression of various phases of the development process and the perceived increased in the overall value of the Property. The Corporation received a Section 404 Permit from the U.S. Army Corps of Engineers in January of 2004 and significantly increased its grading and excavating activities in connection with removal of more than 225,000 cubic yards of material from the Boyd Lake Reservoir and its placement on the lakefront and other low lying areas of the Property to improve its appearance and functionality. Therefore, the increase in development costs during 2004 is directly attributable to the extensive lakefront shore reconstruction. Banks and equipment manufacturers provided approximately 65% of the funding required for the Corporation's business activities in 2004, as compared with approximately 75% in 2003, while investors provided the remaining 35% of such funding in 2004, up from only 25% in 2003.

Selling Costs include advertising, closing fees and real estate commissions when lots are sold. Cost of sales during 2004 were $107,235, representing approximately 4.5% of the revenues derived from sale of lots. The Corporation did not sell any lots in 2003, primarily due to the Corporation's shift in marketing focus from sale of individual lots to marketing lots for sale in large groups. See "The Property -- Lot Sales."

Holding Costs include interest expenses and real estate taxes. The Corporation has financed a significant portion of its land acquisition costs and development activities, which results in substantial interest expense. Relatively low market interest rates caused by a recovering overall economy, coupled with progress towards development of the Property, has enabled the Corporation to refinance a substantial portion of its outstanding debt obligations during recent years. The Corporation's bank debt of $3,584,775 at December 31, 2004 currently accrues interest at the prime rate, plus 1%, with a floor rate of 5.75% . Investors and shareholders of the Corporation have also provided substantial funding for the Corporation's continuing business operations. Investor and shareholder debt at December 31, 2004 totaled $3,172,776, as compared to only $1,635,000 in 2003. One investor note for $200,000 accrues interest at the rate of 13% per annum, while all other investor and shareholder debt accrues interest at 10% per annum. The Corporation's total interest expense for 2004 was $601,349, of which $328,452 was capitalized as development costs, as compared to interest expense in 2003 of $431,758, of which $308,089 was capitalized as development costs. The Corporation expects to use proceeds derived from this offering which are in excess of $315,000 for the purpose of reducing its outstanding debt, thereby reducing its interest expense.

Real estate taxes on the Property increase from year to year on a consistent basis, as the assessed valuation increases due to the Corporation's ongoing land development activities and general increases in local real estate values. Real estate taxes incurred during a calendar year are paid the following year. Real estate taxes paid in 2004 (for 2003) on the Corporation's Property were $91,470, as compared to $90,758 in 2003. Approximately $43,058 of the Corporation's real estate taxes paid in 2004 (for 2003), however, were attributable to the 37 lots owned by the Corporation in the platted and improved 15 acre parcel, which were sold in November and December of 2004. Therefore, the Corporation's future real estate taxes are expected to decrease by approximately 47% as a result of those lot sales. Real estate taxes on the Corporation's undeveloped vacant land have remained relatively constant during recent years.

Holding costs are greatly impacted by the fact that the Corporation is in late stages of development of its 15 acre parcel and early stages of development of its additional 173 acre parcel. Land development projects in early stages of development are heavily laden with start-up costs , including interest costs associated with carrying the land and initial costs of professional fees incurred in the lengthy and cumbersome platting process. As development activities progress, the start-up costs are replaced with substantial costs of installing roads and utilities. At later stages in development, land development generally becomes increasingly profitable because much of the associated debt has been repaid, resulting in lowered carrying costs, and the costs to complete remaining infrastructure usually are not as high as during earlier phases. At the later stages of development, income generally increases substantially as the lots are sold to builders. Management expects that the Corporation's costs and income will follow these general trends.

General and Administrative Expenses, include professional services, such as accounting and legal, liability and casualty insurance, office expenses, and various types of miscellaneous expenses. Professional fees represent the largest component of general and administrative expense, and are expected to increase as the Corporation continues its land development activities. The Corporation incurs professional engineering, land planning and landscaping architectural fees in connection with its permitting and platting activities. The Corporation also incurs professional legal fees for general corporate legal work, such as documenting corporate actions and supervision of share issuance, general contract work, such as negotiating contracts with suppliers, governmental agencies and builders purchasing lots, and land development activities, such as attending meetings with governmental representatives, obtaining permits and performance bonds, and preparing subdivision covenants. In addition, professional fees include fees charged by the Corporation's accountants and auditors to maintain the Corporation's financial records and prepare its tax returns. Professional fees during 2004 totaled $323,536, of which $166,186 were capitalized as development costs, as compared to professional fees during 2003 of $358,644, of which $198,940 were capitalized as development costs. The Corporation also incurs various other general and administrative expenses in connection with its business operations such as directors fees (paid solely in form of stock, for services rendered in connection with management of the Corporation's business affairs), depreciation, advertising, office rent, amortization, meals and entertainment expenses, dues and subscriptions, postage and telephone expense. Total general and administrative expenses were $413,125 in 2004, as compared with $429,381 in 2003. The decrease in general and administrative expenses in 2004 was primarily due to increased professional engineering fees during 2003 when the Corporation was seeking its grading permit from the City of Loveland and Section 404 permit from the U.S. Army Corps of Engineers because somewhat more engineering work was required to prepare applications and supporting materials for such permits than to monitor and document compliance with such permits after they were issued.

Net Loss from Operations. It is not unusual for land development companies to operate at a net loss during early stages of development, when the company typically spends large sums of money improving land for sale at a future date. During 2004, the Corporation's net loss was $1,279,764, as compared to only $358,824 in 2003. One half of the increased loss was attributable to the Corporation's net loss on the sale of its lots in the 15 acre parcel during 2004. When the Property was originally purchased by the Corporation in 2000, the purchase price for the 188 acre parcel was allocated for accounting purposes between the 173 acre portion and the 15 acre parcel based on the assessed valuation of each parcel for tax purposes. The previous owners of the Property had made some initial improvements to the 15 acre parcel, which resulted in a significantly higher assessed valuation per acre on the 15 acre portion, than the assessed valuation per acre on the 173 acre portion. Based on these assessed valuations, approximately 29% of the original land purchase price was allocated to the 15 acre portion for accounting purposes and used to calculate the cost of lots in that portion, although that 15 acre portion accounted for only 8% of the 188 acres purchased by the Corporation. The costs associated with development of the 15 acre parcel also included the repair and replacement of many of the improvements made by the previous owner of the Property, which added to the cost of such lots. The other half of the increased loss during 2004 is directly attributable to increased administrative, depreciation and interest expenses associated with improvement of the lakefront portion of the Property and continue development of its 173 acre parcel. In light of the large capital investment required in connection with the platting and land development process for its 173 acre parcel, coupled with the interest carrying costs associated with its investment in land, the Corporation is not expected to have net income until completion of that platting and development process, when the Corporation expects to sell its platted lots and commercial parcels.

Stock Redemptions in 2004. In response to offers received from a group of the Corporation's shareholders who were experiencing extraordinary financial difficulties, after careful consideration, the Corporation elected to redeem an aggregate of 3,725,000 shares of its common stock at $.20 per share. None of the redeeming shareholders were officers or directors of the Corporation. The redeemed shares were cancelled and returned to the status of authorized, but unissued shares of the Corporation's capital stock. The Corporation has no obligation or present intention to redeem any additional shares from its shareholders.

Liquidity and Capital Resources. As of the date of this Offering Circular, the Corporation had approximately $560,000 in cash available to fund its business activities. The Corporation expects that its minimum anticipated liquidity and capital requirements during the next six months can be satisfied using its existing cash resources. Based on its current financial condition, during the next six months, the Corporation expects to incur expenses in the following categories:

Interest Expense - Secured Bank Loans	$ 118,500
Interest Expense - Shareholder Loans	59,500
Interest Expense - Investor Notes	59,000
Principal & Interest - John Deere Excavator	36,000
Principal & Interest - CAT Dozer	15,000
Principal & Interest - CAT Excavator	14,000
Office Rent	14,000
Office Operation Expenses	6,000
Property Maintenance	3,100
Miscellaneous	2,000
	$ 260,000

Proceeds derived from this offering will be utilized by the Corporation to pay expenses associated with some additional land development activities and to reduce its outstanding debt. If required, however, additional liquidity and capital resources may also be provided through refinancing all or a portion of the Corporation's existing debt, establishing additional lines of credit, or through possible additional advances from the Corporation's existing shareholders. Additional lines of credit totaling $25,000 are also available to fund short term cash requirements, and the Corporation obtains a wide variety of goods and services from vendors on open account. The Corporation believes that these sources will be sufficient to meet its anticipated immediate short term needs during the next six months, although additional funding from one or more of these sources may be required to continue the Corporation's land development activities at their anticipated pace after this period, and ultimately to complete the land development process for the Property. Funding from this offering is expected to accelerate many aspects of the planned future development of the Property. See "Risk Factors."

The Corporation's Property is pledged to secure a bank credit facility with a current outstanding principal balance of $3,584,775. The Corporation's existing cash resources are sufficient to fund interest expense on this secured credit facility during the next year, and payments of interest on this credit facility are given the highest priority for payment by the Corporation's management. Nevertheless, a default under this credit facility by the Corporation would adversely affect the Corporation's liquidity and capital resources because the bank might accelerate the maturity date of the loan, resulting in $3,584,775 plus any accrued interest becoming immediately due and payable. In this unlikely event, the Corporation might even be forced to sell or transfer a portion of its Property to repay this loan. This credit facility also contains customary covenants made by the Corporation in favor of the bank, which require the Corporation to pay applicable property taxes, keep the Property insured in usual and customary amounts, discharge liens which have priority over or equality with the bank's lien, preserve and maintain the Property, and furnish periodic financial statements to the bank, and notices of matters which might adversely affect the bank's security interest in the Property. The Corporation is prohibited from imposing covenants, conditions or restrictions upon the Property without the consent of the bank, and must allow for reasonable inspections of the Property by representatives of the bank. The Corporation is currently in compliance with each of these covenants. The Corporation will of course endeavor to prevent any default under this important credit facility. The Corporation's lines of credit do not impose any specific or unusual financial covenants. Shares of water stock owned by the Corporation are pledged to secure an additional bank funding loan of $100,000.

Corporate Office. The Corporation shares office space in the One DTC Office Building with the Law Office of David M. Summers, in Englewood, Colorado, which the Corporation's management believes will be sufficient for the administrative portion of the Corporation's anticipated business activities during the foreseeable future.

THE CORPORATION

Authorized Capital. The Corporation was incorporated as a Colorado corporation on November 9, 1999. The Corporation has authorized capital of 101,000,000 shares of capital stock, with 100,000,000 designated as common stock, without par value and 1,000,000 shares designated as preferred stock, without par value. As of the commencement date of this offering, the Corporation had 39,117,372 shares of its common stock issued and outstanding. No shares of preferred stock have been issued by the Corporation.

Outstanding Options. The Corporation has previously granted options to several individuals purchase an aggregate of 1,086,000 shares of its Common Stock at $1.00 per share. Of this amount, options to purchase 750,000 shares are exercisable until December 31, 2005, options to purchase 136,000 shares are exercisable until January 15, 2007 and options to purchase 200,000 shares are exercisable until June 30, 2007.

Outstanding Convertible Debentures. The Corporation has $50,000 of its Series III 10% Per Annum Convertible Debentures outstanding. The Series III Debentures pay interest quarterly at the rate of 10% per annum, and are convertible at, or at any time prior to their maturity on January 15, 2006 into shares of the Corporation's common stock at the rate of one share of common stock per each outstanding $1.00 in principal amount of such debenture. The Corporation also has $35,000 of its Series IV 10% Per Annum Convertible Debentures outstanding. The Series IV Debentures also pay interest quarterly at the rate of 10% per annum, and are convertible at, or at any time prior to their maturity on January 15, 2007 into shares of the Corporation's common stock at the rate of one share of common stock per each outstanding $1.00 in principal amount of such debenture.

Outstanding Lot Purchase Options . In July of 2000 the Corporation granted to David M. Summers an option to purchase up to two lots of his choice, at $10,000 per lot, to be located on the 173 undeveloped portion of the Property. The option provided that only one of such lots purchased by him upon the exercise of this option could be located on the lakefront portion of the Property immediately adjacent to Boyd Lake.

Stock Splits On December 31, 2001, the Corporation effected a two-for-one stock split. Then, on June 28, 2002, the Corporation effected another two-for-one stock split. No stock splits occurred in 2003 or 2004. Except as may be specifically indicated otherwise, the disclosures contained in this Offering Circular concerning the number of authorized shares, shares outstanding, options outstanding, option exercise prices, debenture conversion rates and estimated values per share reflect these stock splits.

Securities Law Exemptions. None of the Corporation's existing securities were registered under the Securities Act of 1933, in reliance upon the exemption contained in Section 4(2) of the Securities Act for transactions not involving a public offering and similar state securities law exemptions.

Description of Common Stock. All holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to the vote of the shareholders. In any election of directors, no cumulative voting is permitted. Each share will be entitled to one vote and the holders of a majority of the shares voting at the meeting will be able to elect all of the directors if they choose to do so and, in such event, the other remaining shareholders will not be able to elect any directors. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for such purposes. See "Dividend Policy." In the event of liquidation, dissolution or winding up of the Corporation, the holders of Common Stock are entitled to share pro rata in all assets remaining after the payment of liabilities then outstanding and payments due to any shareholders owning shares of the Corporation's preferred stock. The Common Stock has no preemptive or conversion rights, or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. The Common Stock to be outstanding upon the conclusion of this offering has been duly authorized and when issued will be validly issued, fully paid and non-assessable.

Description of Preferred Stock. At the present time, no shares of preferred stock have been issued by the Corporation. The Corporation's Board of Directors has the authority to determine the designation and number of shares constituting each series of preferred stock, the rights, preferences, privileges and restrictions, the conversion rights, voting rights, the right to receive dividends, the right to assets upon any liquidation and other relative benefits, restrictions, and limitations on any series of preferred stock without further shareholder approval. The Board may, by resolution, determine, alter or revoke the rights, preferences, privileges and restrictions pertaining to any wholly unissued series. The Corporation's Board of Directors may, in the same manner, increase or decrease the number of shares of any such preferred series, but not below the number of shares of that series then outstanding.

The ability of the Corporation's Board of Directors to authorize the issuance of preferred stock without further shareholder approval provides it with flexibility to meet changing market conditions and to take advantage of financial or business opportunities that may arise. The issuance of preferred stock may be used, among other things, to raise capital or facilitate additional favorable borrowing. The Corporation has no plans involving issuance of preferred stock at this time. The existence of authorized preferred stock could also preclude or discourage a tender offer or other takeover attempt. Issuance of the preferred stock by the Corporation's Board of Directors, with appropriate voting rights, may also impact the tenure of the current Board of Directors, as holders of the preferred stock could utilize their voting rights, if any, to keep the present Board of Directors and management in place. Removal of members of the Board of Directors and/or management could become more difficult, for example, by a private placement of preferred stock with any person or entity aligned with the current Board of Directors. As a result, shareholders may have more limited participation in certain transactions, including mergers or tender offers, whether or not such transactions are favored by incumbent management. The Board of Directors may therefore be able to successfully fend off a hostile takeover attempt, even though many shareholders might wish to participate.

The provisions of a particular series of preferred stock, as designated by the Corporation's Board of Directors, may include restrictions on the Corporation's ability to pay dividends on the Common Stock at a time when all dividends and other amounts payable on, or in respect of, such series of preferred Stock have not been paid. Such provisions may also include restrictions on the ability of the Corporation to repurchase shares of Common Stock or to purchase or redeem shares of a particular series of preferred stock if there exists an arrearage in dividends or sinking fund installments with respect to any other series of preferred stock. In addition, if preferred stock is issued as a convertible securities which are converted into shares of Common Stock, the holders of Common Stock could experience dilution.

Voting Requirements. The Corporation's Articles of Incorporation require approval of the holders of two-thirds (2/3) of all shares entitled to vote for mergers, consolidations, sales of substantially all of the Corporation's assets outside the ordinary course of business, dissolutions, and amendments to the Corporation's Articles of Incorporation, while ordinary corporation actions require approval by only a majority of the shares entitled to vote. The Corporation's Bylaws may be amended by the approval of a majority of the members of its Board of Directors.

Dividends. Shareholders are entitled to dividends when and as declared by the Corporation's Board of Directors from funds which are legally available. Upon liquidation, each shareholder of the Corporation will share in any distribution of assets in proportion to the number of Shares owned by such shareholder. Shares of Common Stock are not redeemable, do not have conversion rights and are not liable for further assessments or calls. The Corporation does not presently contemplate that any dividends will be declared by the Corporation in the near future, because the Corporation's investment objective at this point is to use available funds to fund further development of the Property or reduce its outstanding debt. The Corporation has no obligation, and does not intend, to repurchase any Shares from any of its shareholders.

Articles and Bylaws. Copies of the Corporation's Articles of Incorporation and Bylaws are available upon request from the Corporation.

Financial Statements. The Corporation's audited financial statements for the periods ending December 31, 2004 and December 31, 2003, are included in this Offering Circular.

Limitation of Director and Officer Liability. Colorado law provides, generally, that the Corporation may indemnify directors, officers, employees, fiduciaries, and agents against expenses, judgments, fines and other amounts actually and reasonably incurred in connection with any proceeding (other than any action by or in the right of the Corporation) if the person acted in good faith and in a manner which the person reasonably believed to be in the best interests of the Corporation, and, in the case of a criminal proceeding, if the person had no reasonable cause to believe his conduct was unlawful. Indemnification is also permitted in the case of any threatened, pending or completed action by or in the right of the Corporation for the person's expenses actually and reasonably incurred in the defense of the action provided the person acted in good faith in a manner the person believed to be in the best interests of the Corporation and its shareholders. Court approval is required before there can be any indemnification where the person seeking indemnification has been found liable to the Corporation, or for amounts paid in settlement. If the person is successful on the merits in the defense of either type of proceeding, then the Corporation must indemnify the person against expenses actually and reasonably incurred in the defense. There are certain procedural steps which are prerequisite to any indemnification. These provisions apply only to monetary damages and are not intended to impair the rights of parties suing derivatively to seek equitable remedies (such as actions to enjoin or rescind a transaction involving a breach of the directors' duty of care or loyalty). There is no assurance, however, that equitable remedies will always be available or practical in particular cases. Moreover, the provisions may not apply to directors' responsibilities and potential liability for monetary damages or other relief under other laws, including the federal securities laws, except to the extent that such liability is based upon a breach of the directors' duties to the Corporation under applicable corporate law.

In addition, the Articles of Incorporation and Bylaws of the Corporation eliminate the liability of directors of the Corporation for monetary damages to the fullest extent permitted by Colorado law. Such provisions may have the effect of reducing the likelihood of derivative action against directors and may discourage or deter shareholders from bringing lawsuits against directors for breach of their duty of care, even though such an action, if successful, might otherwise benefit the Corporation and its shareholders. Moreover, to the extent that director liability could otherwise be established, the limitation of liability of directors may be at the expense of shareholders' or the Corporation's potential right of recovery.

Officers and Directors. The officers and directors of the Corporation are:

Name	Age	Office
David M. Summers	46	President, Treasurer & Director
Victor A. Palli	36	Senior Vice President & Director
Robert C. Moore	48	Secretary & Director
Robert B. Mekelburg	69	Director
Karen Wilson-Johnson	48	Director
William R. Farr	66	Director

Each of the directors listed will serve until their successors are duly elected and qualified at the next annual meeting of shareholders. There is no family relationship between any of the directors of the Corporation. David M. Summers presently devotes approximately 60% of his time to management of the Corporation's business activities, which ranges from 35 or more hours per week during peak periods when the Corporation is engaged in a private offering of securities, applying for permits, actively negotiating for the sale of lots, or engaged in periodic full scale on-site excavating and grading operations, to 5-10 hours per week during other times. Victor Palli, Senior Vice President and Robert Moore, Secretary presently devote less than 4% of their time (approximately 8 hours per month) to the business activities of the Corporation and provide such services to the Corporation on an as needed basis.

The following descriptions set forth a brief account of the business experience of each of the officers and directors of the Corporation:

David M. Summers - President, Treasurer and Director. David M. Summers has served as an Officer and a Director of the Corporation since its formation in November of 1999. Mr. Summers served as Senior Vice President and Secretary of the Corporation until January 9, 2002. He assumed the duties of Treasurer in March of 2001. On January 9, 2002, Mr. Summers was elected as President of the Corporation. Mr. Summers is also considered a "promoter" of the Corporation as defined by Rule 405 of Regulation C, promulgated by the United States Securities and Exchange Commission. Mr. Summers graduated with highest honors from the University of Notre Dame in 1980. Thereafter, he attended Cornell Law School, where he was a Senior Editor of the Cornell Law Review, and graduated in 1983. Mr. Summers moved to Denver, Colorado and obtained his license to practice law. From July of 1983 until October of 1987, he worked for the law firm of Sherman & Howard in Denver, Colorado as an Associate in the Business Department, where he practiced securities, business and corporate law. After completing several months of extensive travel, Mr. Summers opened his law office as a sole practitioner in January of 1988. Since that time, Mr. Summers has concentrated his law practice in the areas of merger and acquisition negotiation, securities law compliance, general corporate representation and contractual documentation. Mr. Summers is a member of the Colorado and American Bar Associations.

Victor A. Palli - Senior Vice President and Director . Victor A. Palli serves as Senior Vice President and a Director of the Corporation. Mr. Palli joined the Corporation as a Director in November, 2001 and was elected as Senior Vice President in January, 2002. Mr. Palli is President and Chief Executive Officer of SAMRUN Technologies, Inc., a software design and implementation firm headquartered in Lakewood, Colorado, with affiliated offices in several cities in India. Mr. Palli began his distinguished career in computer software design and development in 1987 as a partner of Computer Associates, a software development company located in India. In 1990, Mr. Palli obtained a Bachelor of Engineering degree in Computer Science and Systems Engineering from Andhra University in India. Mr. Palli immigrated to the United States in 1991 and became a United States citizen in February of 2002. From 1991 until 1992, Mr. Palli worked as a systems analyst for Integrated Support Systems, Inc., located in Clemson, South Carolina. From 1992 to 1993, Mr. Palli continued his career as a systems analyst for Pencom Software, Inc. working at IBM in Austin, Texas. From 1993 to 1994, Mr. Palli was Senior Programmer Analyst for C&T Consulting, working at Motorola, and later at On-Demand Technologies, both located in Austin, Texas. In the Spring of 1994, Mr. Palli moved to Colorado to accept a Senior Programmer Analyst position at Princeton Information, Ltd., working at Coors Brewing Company in Golden, Colorado. From 1994 until 1997, Mr. Palli continued his association with Princeton Information, Ltd., working on projects for U.S. West Communications in Denver, Colorado. In 1997, Mr. Palli became the Chief Systems Architect for U.S. West Communications, a position which he held until 1998, when he established SAMRUN Technologies, Inc. to offer specialized expertise in the design and deployment of large software applications.

Robert C. Moore - Secretary and Director. Dr. Robert C. Moore serves as Secretary and a Director of the Corporation, positions he has held since January, 2002. Dr. Moore is a native of Denver, Colorado and attended Colorado State University, earning a Bachelor of Science degree in Microbiology in 1978 and a Doctorate in Veterinary Medicine in 1983. After his graduation in 1983, Dr. Moore joined the Peace Corps and volunteered his services in the Kingdom of Tonga in the South Pacific. Thereafter, he returned to Denver and practiced veterinary medicine at Belcaro Animal Hospital. Dr. Moore operated a veterinary relief service from 1989 through 1992, which allowed him to complete a 15 month assignment as Chief Veterinarian at the Bahamas Humane Society in Nassau, Bahamas. In 1993, Dr. Moore established his own veterinary practice and conducted his business under the name Cherry Creek Valley Animal Clinic, P.C. in Aurora, Colorado, until June of 2001. At that time, Dr. Moore joined Evans East Animal Hospital, where he continues his veterinary medicine practice. Dr. Moore is a member of the American Veterinary Medical Association.

Robert B. Mekelburg - Director. Robert B. Mekelburg has served as a Director of the Corporation since January, 2002. In 2002, Mr. Mekelburg retired as the Chief Executive Officer of Agland, Incorporated, a large multi-divisional agricultural coop based in Eaton, Colorado, a position he had held since 1989. Mr. Mekelburg still provides periodic consulting services to Agland, Incorporated. During his tenure at Agland before his retirement, Agland, Incorporated employed approximately 250 persons. From 1995 to 2002, Mr. Mekelburg also served as Chairman of the Board for the Colorado Cooperative Counsel, an organization of cooperatives operating in the State of Colorado that facilitates joint action taken by its members on legislative and training issues affecting agriculture and cooperatives. Mr. Mekelburg earned a Bachelor of Arts degree in 1962 and a Master of Business Administration degree in 1972, both from the University of Northern Colorado. Mr. Mekelburg began his career with Rockwell International, located in Downey, California in 1965, as a purchasing supervisor working on the Apollo Spacecraft program. In 1969, Mr. Mekelburg accepted the position of Contracts Manager for Honeywell's Test Instruments Division in Denver, Colorado. Following a desire to return to his agricultural heritage, from 1981 through 1986, Mr. Mekelburg served as Chief Financial Officer for Farr Farms Company, a large cattle feeding enterprise located in Greeley, Colorado.

Karen Wilson-Johnson - Director. Karen Wilson-Johnson has served as a Director of the Corporation since January, 2002. Mrs. Wilson-Johnson is a third-generation native of Colorado and from 1978 to 2004 was a co-owner of A-1 Organics, Colorado's largest commercial organic recycling operation, although she was not employed by A-1 Organics. Mrs. Wilson-Johnson, together with her husband, owns Wilson Johnson Creative, Inc., a marketing design firm established in 1982. Mrs. Wilson-Johnson is a commercial photographer who also supervises writing and administrative matters for her firm. Mrs. Wilson-Johnson obtained a Bachelor of Science degree from the University of Northern Colorado in 1977 and studied commercial photography at Orange Coast College in Costa Mesa, California from 1978 to 1980. Mrs. Wilson-Johnson served on the Strategic Planning and Budgeting Counsel for the Jefferson County School District from 1998 to 2000, and continues to be active in her local community, where she currently serves on the Board of Business Management for the Lutheran Church of the Master, in Lakewood, Colorado.

William R. Farr - Director. William R. Farr joined the Board of Directors in February of 2005. Mr. Farr is Chairman of the Board and Chief Executive Officer of Centennial Bank of the West, a state chartered banking institution, with 12 branch banks located in the Northern Colorado region, a position he has held since 1992. Mr. Farr also served as a Director of Bankers Bank of the West in Denver, Colorado from 2001 to 2003. Mr. Farr served as a director of the West Greeley National Bank and Greeley National Bank from 1964 to 1978. He also served as a director of Farmers National Bank, Cache National Bank and first Colorado Bank from 1990 to 1991. Mr. Farr served as Vice President of Retail Banking at Greeley National Bank from 1988 to 1990 and as President of Affiliated National Bank, Colorado in Ault, Colorado from 1990 to 1992. Mr. Farr obtained a B.S. degree in Animal Science from Iowa State University in 1961 and was President of Farr Farms Company, a local cattle feeding operation, from 1970 to 1988.

Key Man Insurance. The Corporation has obtained a key-man life insurance policy on David M. Summers in the amount of $1 million. The Corporation is the primary beneficiary of this policy. The Corporation does not have any other key-man life insurance or other key-man disability policies in force.

Officer and Director Compensation. The Corporation reimburses its directors for all expenses incurred by them in their capacities as directors of the Corporation. In addition, members of the Board of Directors are compensated for their services through the issuance shares of Common Stock of the Corporation, valued at $1.00 per share, in lieu of cash compensation, at the rate of 15,000 shares per director per year. All officers of the Corporation are also directors of the Corporation, and they are not separately compensated for their services as officers. The chart below illustrates such compensation. William R. Farr joined the Board of Directors in February of 2005, and has not received any compensation as of the date of this Offering Circular.

Name of individual or identity of group	Capacity in which Remuneration was received	Aggregate Annual Remuneration
David M. Summers	Director	$ 15,000 (in Shares only)
Victor A. Palli	Director	$ 15,000 (in Shares only)
Dr. Robert C. Moore	Director	$ 15,000 (in Shares only)
Robert B. Mekelburg	Director	$ 15,000 (in Shares only)
Karen Wilson-Johnson	Director	$ 15,000 (in Shares only)

Ownership and Voting Control by Current Directors. The following table sets forth the name, the total number of shares of the Corporation owed by each director and the percentage which those shares represent of the total number of shares of the Corporation currently outstanding before the offering, after sale of the minimum number of shares offered, and after sale of the maximum number of shares offered.

		Percent Owned		
Name	Number of Shares	Before Offering	After Minimum Offering	After Maximum Offering
William R. Farr 4650 Royal Vista Drive Fort Collins, Colorado 80528	800,000	2.05%	2.04%	1.81%
Robert B. Mekelburg (1) 1324 Greengables Court Fort Collins, Colorado 80525	680,572	1.74%	1.74%	1.54%
Robert C. Moore 5353 East Evans Avenue Denver, Colorado 80222	220,000	0.56%	0.56%	0.50%
Victor A. Palli (2) 4561 West Hinsdale Avenue Littleton, Colorado 80111	15,000	.04%	.04%	.03%
David M. Summers (3) 5251 DTC Parkway, #1185 Englewood, Colorado 80111	18,892,900	48.29%	48.17%	42.82%
Karen Wilson-Johnson (4) 969 South Kipling Lakewood, Colorado 80222	1,377,066	3.52%	3.51%	3.12%

(1) Includes 650,572 shares owned by the Mekelburg Family Trust.

(2) Victor A. Palli is also the voting trustee of 1,842,000 shares owned by his brother, pursuant to a voting trust arrangement. Those shares represent approximately 4.71% of the Corporation's outstanding shares at the commencement of this offering and will represent approximately 4.18% of the Corporation's outstanding shares if the maximum number of shares are sold in this offering.

(3) Includes 2,440,000 shares owned by members of his immediate family.

(4) Includes 155,000 shares owned jointly with her husband, and an outstanding option to purchase 50,000 shares of the Corporation's Common Stock at $1.00 per share.

Ownership and Voting Control Directors as a Group and Certain Shareholders. The following table sets forth the total number of shares of the Corporation either owned by the Corporation's directors, for which they have options to purchase, or over which they have effective voting control, as a group, and the percentage which those shares represent of the total number of shares of the Corporation currently outstanding before the offering, after sale of the minimum number of shares offered, and after sale of the maximum number of shares offered. No shareholders other than David M. Summers own 10% or more of any class of the Corporation's securities.

		Percent Owned		
Name	Number of Shares	Before Offering	After Minimum Offering	After Maximum Offering
Directors as a Group (1)	23,827,538	60.91%	60.76%	54.01%

---

(1) Includes 4,932,572 shares for which the directors have either beneficial ownership or effective voting control, and options to purchase 50,000 shares at $1.00 per share. These shares represent approximately 12.74% of the Corporation's outstanding shares at the commencement of this offering and will represent approximately 11.29% of the Corporation's outstanding shares if the maximum number of shares are sold in this offering.

Options held by Officers, Directors and Certain Shareholders. Karen Wilson-Johnson holds an option to purchase 50,000 shares of the Corporation's Common Stock at $1.00 per share, exercisable until January 15, 2007. There are no other outstanding options to purchase additional shares of the Corporation's Common Stock, held by officers, directors, or shareholders of the Corporation who own 10% or more of any class of the Corporation's securities.

Legal Services The Corporation waived actual and potential conflicts of interest associated with legal representation provided by its shareholder, David M. Summers, and agreed to compensate Mr. Summers at his customary hourly rates for legal and business related services provided to the Corporation after July 3, 2000. Mr. Summers continues to perform legal and business related services for the Corporation at his customary hourly rate of $185.

Indemnification of Officers and Directors. Section 7-109-101 *et seq.* of the Colorado Business Corporation Act permits indemnification by a corporation of certain directors, officers, employees, fiduciaries, and agents. In addition, Article X of the Corporation's Articles of Incorporation provides that the Corporation shall indemnify, to the maximum extent permitted by law in effect from time to time, any person who is or was a director, officer, agent, fiduciary or employee of the corporation against any claim, liability or expense arising against or incurred by such person made party to a proceeding because he or she is or was a director, officer, agent, fiduciary or employee of the Corporation or because he or she is or was serving another entity as a director, officer, partner, trustee, employee, fiduciary or agent at the Corporation's request. The Articles of Incorporation, Bylaws, and Colorado law further provide that such indemnification is not exclusive of any other rights to which such individuals may be entitled under the Articles, Bylaws, any agreement, insurance policies, vote of shareholders or disinterested directors or otherwise.

Indemnification Agreements. The Corporation has written indemnification agreements with each of its directors. The indemnification agreements provide that the Corporation shall indemnify the directors against certain liabilities (including settlements) and expenses actually and reasonably incurred by them in connection with any threatened or pending legal action, proceeding or investigation (other than actions brought by or in the right of the Corporation) to which any of them is, or is threatened to be, made a party by reason of their status as a director, officer or agent of the Corporation, provided that such director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal proceedings, had no reasonable cause to believe his or her conduct was unlawful. With respect to any action brought by or in the right of the Corporation, directors may also be indemnified, to the extent not prohibited by applicable laws or as determined by a court of competent jurisdiction, against expenses actually and reasonably incurred by them in connection with such action if they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interest of the Corporation. The indemnification agreements also require indemnification of directors for all reasonable expenses incurred in connection with the successful defense of any covered action or claim and provide for partial indemnification in the case of any partially successful defense.

THE PROPERTY

The Corporation is developing a parcel of real estate (the "Property") consisting of approximately 188 acres located on and near the lakefront of Boyd Lake Reservoir, in Loveland, Colorado. The Property was purchased from Boyd Lake Development, Ltd., a Colorado limited partnership and unaffiliated third party, for $8 million in July of 2000. A portion of the parcel (15 acres) was subdivided and platted into 56 lots, consisting of 21 court yard home lots and 35 town home lots. Streets, gutters, water, sewer, electric, gas, telephone and cable utilities were installed for these 56 lots by the Corporation in order to make them ready for home construction. For a discussion concerning the "platting" process, see "Plan of Operation – Business Activities."

Prior Use of the Property. Historically, the Property was used for growing crops and other agricultural purposes. Since 1985, the Property has been vacant. As with virtually all real estate development projects, compliance with existing and future governmental and environmental regulations and requirements could materially affect the capital expenditures, earnings and competitive position of the Corporation. Since the Corporation acquired the Property in July of 2000, the Corporation has complied with Federal, State and local provisions which have been enacted or adopted regulating the discharge of materials into the environment. The Corporation has obtained various required permits for storm water discharge, air quality control and on site diesel fuel storage, in connection with its grading and lakefront improvement activities. Management of the Corporation is not aware of any material environmental contamination on the Property, or on the fully developed residential subdivisions adjacent to the Property. Therefore, no material capital expenditures for environmental control facilities are presently contemplated by the Corporation.

Lot Sales. After completing infrastructure work on the 15 acre parcel using independent subcontractors, the Corporation sold its first two patio home lots in May of 2001 for $120,000 (an average of $60,000 per patio home lot). The Corporation sold five townhome lots in July of 2001 for $267,500 (an average of $53,500 per townhome lot). Then, the Corporation sold two additional patio home lots in October of 2001 for $133,000 (an average of $66,500 per patio home lot). In June of 2002, the Corporation sold ten townhome lots to one builder for $545,000 (an average of $54,500 per townhome lot). Thereafter, the Corporation decided to offer the remaining lots for sale in two groups, 17 remaining patio homes and 20 remaining townhome lots. The Corporation's management believed that purchase of large groups of similar lots by a single builder would foster economies of scale, lead to more conformity of home design in the subdivision, and would result in more closely coordinated marketing efforts aimed at home buyers. The Corporation rejected offers it received to purchase single lots or a small number of lots, in favor of soliciting bids from builders to purchase all remaining lots in the two groups. This shift in marketing focus by the Corporation resulted in a delay in the sale of the remaining lots, while the Corporation concentrated its efforts on obtaining grading and U.S. Army Corps of Engineers permits for the 173 parcel, and improving the lakefront portion of its Property. In November of 2004, the Corporation sold the remaining 17 patio home lots to a single builder for $1,224,000 (an average of $72,000 per patio home lot). Then, in December of 2004, the Corporation sold the remaining 20 townhome lots to another builder for $1,170,000 (an average of $58,500 per townhome lot).

Photographs and Maps. The Corporation has undertaken preliminary steps to develop the 173 acre portion of the Property, currently expected to consist of a mixed use residential development, which will likely include a nine hole golf course, club house and tennis courts, to compliment the Property's lakefront access and spectacular views. Maps showing the location of the Property are included in this Offering Circular as Attachment 3, and aerial photographs of the Property and its surroundings (taken in August of 2000 and November of 2004) are included in this Offering Circular as Attachment 4. The Corporation's approved landscaping plan for the 15 acre parcel is included in this Offering Circular as Attachment 5, photographs of finished homes and other homes being constructed on lots previously sold by the Corporation are included in this Offering Circular as Attachment 6 and photographs of the unplatted portion of the Property are included in this Offering Circular as Attachment 7. Photographs of the Corporation's construction activities on the lakefront are included in this Offering Circular as Attachment 8. Furthermore, additional photographs are also available for viewing on the Corporation's web site at LakeviewLoveland.com.

PLAN OF OPERATION

Background. For a description of the general development of the Corporation's business during the past five years, please refer to Management's Discussion and Analysis of Financial Condition and Results of Limited Operations -- Overview."

Objectives. The Corporation ultimately intends to use the sale of platted lots in the 173 acre portion of the Property to pay for infrastructure costs, retire its outstanding debt obligations, and make distributions to its shareholders. There can be no assurance that this objective can or will be accomplished, especially in light of numerous regulatory and political processes inherent in the real estate development business.

The Corporation expects to develop its property holdings for sale at competitive prices to targeted segments of the real estate market, primarily builders and individuals interested in purchasing "building permit ready" vacant lots for home construction and platted commercial parcels. The Corporation expects that its primary advantage will be the unique location and configuration of the Property and limited supply of similar lots for sale in nearby communities. As a result, management believes the Corporation is poised to take advantage of the growth in demand for real estate in Northern Colorado near sports and water recreational facilities as the surrounding area continues to grow. Many factors beyond the control of the

Corporation will affect future performance of the Corporation, many of which are discussed in this Offering Circular under "Risk Factors," but the Corporation will strive to vigorously pursue its land development plans aimed at benefitting the surrounding local community and the Corporation's shareholders. The proceeds derived from this offering are expected to enable the Corporation to continue pursuit of these aspirations.

Business Activities. During the next 12 months, the Corporation expects to focus its efforts on "platting" the additional 173 undeveloped acres of its Property. Platting is the process whereby vacant land is converted into a subdivision suitable for construction of homes and buildings, through governmental approval of a plat which is recorded in the real estate records. A plat is a detailed map of a subdivision showing the location and boundaries of individual parcels of land subdivided into lots, with streets, alleys, easements, and utilities drawn to scale. The Corporation, with assistance of professionals, intends to prepare a comprehensive plan for the subdivision known as a preliminary plat. The preliminary plat for the subdivision is analogous to the architectural building plans for a house or building. Once the preliminary plat is drafted, neighborhood meetings are held to solicit input from neighbors concerning the functional and aesthetic design characteristics of the proposed preliminary plat. After modifications, the preliminary plat is submitted to the city and reviewed by various city department personnel. The governmental approval process for this preliminary plat involves careful review of the proposed plat by city employees skilled in various disciplines, such as long range city planning, engineering, storm water management, traffic control, sewer system construction, road maintenance, subdivision electrical design, and potable water delivery systems. Public hearings are also conducted at various stages of the process by a city planning commission and the city counsel, to solicit input at both preliminary and final stages of the formal governmental approval process, and to resolve any disagreements which may arise between city departments and address any objections which may be raised during consideration of the proposed plat. The preliminary plat is initially considered by the city planning commission, who makes recommendations to the city counsel. After approval of the preliminary plat by the city counsel, a final plat will be prepared by the Corporation, adding more detail to the preliminary plat in accordance with criteria mandated by the city counsel and applicable regulations. The proposed final plat proceeds through the same discussion, review and approval processes as the preliminary plat. Once the final plat is approved by the city counsel, it is recorded in the real estate records and construction of infrastructure, including roads and utilities may proceed. Individual lots may be sold to builders or individuals after recording of the approved final plat. The Corporation will use its best efforts to expedite these processes whenever possible.

To complete the platting process, the Corporation expects to engage in the future the services of mechanical engineers, land planners, surveyors, real estate marketing consultants, environmental consultants, water engineers, golf course design consultants and others in connection with its land development activities. These professionals are expected to assist the Corporation with all facets associated with the platting process. As of the date of this Offering Circular, the Corporation has discussed these platting processes with representatives of Landmark Engineering, Ltd., but has not entered into any negotiations or agreements with Landmark Engineering, Ltd., or any other land development professionals with regard to platting of the 173 acre portion of the Property. Proceeds derived from this offering after the first $315,000 designated for other uses, would provide the first $400,000 of such funding for platting activities during the next six months, with additional proceeds utilized by the Corporation to reduce its outstanding debt. Thereafter, management of the Corporation believes that its existing credit lines and increased ability to borrow funds due to its resulting lower debt to equity ratios after repayment of existing debt will allow the Corporation to borrow additional funds when needed to complete the platting process. If the offering described in this Offering Circular is unsuccessful, the Corporation expects that it would reallocate a portion its existing

$560,000 cash resources to funding of the initial stages of these platting activities, and seek other sources of loans to complete the process. See "Use of Proceeds."

During the summer of 2005, if operating levels in the Boyd Lake Reservoir fall to a sufficient degree, the Corporation also expects to remove additional material from the Boyd Lake Reservoir and place it in previously designated low lying areas of the property to facilitate final grading after the final plat is approved. When this process is complete, the Corporation plans to continue improvement of the lakefront portion of the Property by planting trees and other native plants in selected areas.

Government Regulation. The land development processes in which the Corporation is engaged are subject to extensive governmental regulation. Excavating and grading activities are closely monitored by various agencies and departments of both Federal and State government, aimed at protecting community health, and the environment, including air quality, water quality, plants and wildlife. These agencies closely supervise and monitor important aspects of the Corporation's on site activities, and conduct periodic inspections. The platting process for development of a subdivision is an arduous process adopted to insure that planning and development of subdivisions proceed in an orderly fashion and are consistent with previously adopted long term city development plans. The Corporation must also comply with a myriad of pre-existing design and development standards and guidelines, adopted in the form of ordinances and regulations, that have been established by the City of Loveland. The Corporation will strive to comply with such extensive regulation by engaging experts experienced with these processes.

Limited Business Purpose. The Corporation expects to generate revenue principally from the sale of developed residential lots, including executive, single family, patio home, town home, duplex, fourplex and multi-family condominium lots, as well as some commercial parcels, to be platted on Property. The Corporation expects to sell its residential lots primarily to homebuilders and, to a lesser extent, directly to persons who desire to build their own homes. The Corporation does not expect to purchase any additional property. Instead, after completion of the platting process and installation of infrastructure on the Property and the establishment of appropriate cash reserves for the Corporation's business operations, the Corporation expects to distribute remaining funds derived from the sale of lots and commercial parcels to shareholders of the Corporation on a periodic basis. After all platted lots and commercial parcels have been sold, remaining proceeds will be distributed to shareholders of the Corporation and it is likely that the Corporation will be dissolved.

Borrowing. The Corporation has a $3,584,775 credit facility at Commercial Federal Bank, which represents the remaining balance of the Corporation's land acquisition loan. This debt obligation bears interest at Prime plus 1% per annum, with interest only payments due monthly, and is secured by a first deed of trust on the Property. In addition, the Corporation has a $500,000 line of credit facility provided by one of its shareholders. This debt obligation bears interest at 10% per annum and is unsecured. The Corporation has three outstanding loans utilized in connection with its acquisition of its excavating equipment. The John Deere Credit loan, with a principal balance of $281,052 at December 31, 2004, bears interest at 4.9% per annum, with principal and interest due monthly, amortized over a 6 year term, and secured by the Corporation's John Deere 450 CLC Long Reach Excavator. The Corporation's 345 CAT Excavator and D-6 CAT Dozer secure loans with Bank West having an aggregate outstanding principal balance of $238,319 at December 31, 2004, bearing interest at Prime plus 2% with principal and interest paid monthly, amortized over a five year term. Additional financing in the aggregate amount of $2,672,775 at December 31, 2004, has been provided by several of the Corporation's shareholders, and is not secured. One $200,000 debt obligation bears interest at 13% per annum, while the rest bear interest at rates at 10% per annum, with interest payable either monthly or quarterly, and are all unsecured. The Corporation has also established a $10,000 revolving line of credit with a local financial institution and $15,000 of revolving accounts with credit card companies, in addition to a wide variety of open accounts with vendors.

Cash Resources. As of the date of this Offering Circular, the Corporation has approximately $560,000 in cash available to fund its continuing business activities. The Corporation expects to use these existing cash resources and some funds derived from the sale of additional shares of common stock to fund its continued development activities related to the Property during the next six months. It is possible that the Corporation may borrow additional funds in the future for the purpose of funding some or all of its expenses. The Corporation, however, does not have any commitment from any financial institution for any such loans, and business conditions in the future may affect the availability of such financing and the Corporation's ultimate decision about the amount of funds to borrow.

Independent Contractors. As of the date of this offering, the Corporation does not have any employees, but has engaged the services of its President and Treasurer, David M. Summers, to provide a variety of legal and business related services to the Corporation. The Corporation provides routine business expense reimbursements to its officers. The Corporation obtains its required secretarial and receptionist services from the Law Offices of David M. Summers for $800 per month. The Corporation has also previously contracted with Landmark Engineering, Ltd. to provide engineering, land use planning, design and surveying services, VF Ripley & Associates to provide landscaping design services, and Dix Barrett & Stiltner P.C., Certified Public Accountants & Consultants, to provide auditing services. Landmark Engineering, Ltd. is compensated for services provided at their customary hourly billing rates which generally range from $60 to $100 per hour, depending on nature of the task and the expertise and experience of the person performing the requested service. VF Ripley & Associates is compensated for services provided at their customary hourly billing rates, which generally range from $40 to $135 per hour, depending on the expertise and experience of the person performing the requested service. Dix Barrett & Stiltner P.C. is compensated for auditing services they provide based on an annual fixed fee bid accepted by the Corporation.

Facilities. The Corporation currently shares office space with The Law Offices of David M. Summers, in Englewood, Colorado, for use as the Corporation's principal executive offices, and pays approximately $2,300 per month, representing one-half of the monthly rental charges for the use of such office space, a rate which the Corporation believes is below or competitive with rates for comparable space.

Legal Proceedings. As of the date of this Offering Circular, the Corporation is involved in one pending litigation proceeding which has been stayed (postponed) pending arbitration of the dispute. The Corporation asserted that one of its excavating contractors breached the terms and conditions of its written agreement by failing to provide excavating services as specified in the contract and the Corporation refused to pay the remaining invoiced amount of approximately $47,000 claimed by the complaining excavating contractor. Management of the Corporation does not believe that an adverse outcome will be material to the long term success of the Corporation. The Corporation is not a party to any other pending or threatened legal proceedings.

INTERESTS OF OFFICERS, DIRECTORS AND OTHERS IN CERTAIN TRANSACTIONS

The officers and directors of the Corporation are actively involved in other businesses and manage their other investments. David M. Summers is a licensed attorney who practices law on a part time basis. Victor A. Palli is President of SAMRUN Technologies, Inc., a software development firm, Robert B. Mekelburg manages his personal investment portfolio and provides consulting services to Agland, Incorporated, Dr. Robert Moore is a practicing veterinarian, Karen Wilson-Johnson operates Wilson Johnson Creative, Inc., a marketing design firm, and William R. Farr is President of Centennial Bank of the West, a local bank.

In order to obtain the professional services of David M. Summers, the Corporation waived actual and potential conflicts of interest associated with legal representation to be provided by him, and agreed to compensate Mr. Summers at his customary hourly rates for legal and business related services provided to the Corporation after July 3, 2000. Since 1999, the Corporation has paid approximately $232,000 in legal fees to Mr. Summers. Mr. Summers has accepted most of these legal fees in the form of long debt obligations of the Corporation in order to conserve its cash resources for its ongoing business activities. The Corporation has continued to utilize services of David M. Summers in conjunction with preparation of this Offering Circular and various other matters related to the Corporation's business. Fees for legal services rendered in connection with preparation of this Offering Circular are expected to be approximately $35,000 in the aggregate, much of which has previously been paid by the Corporation.

On December 24, 2001, Mr. Summers purchased for cash $390,000 of the Corporation's Series II 10% Per Annum Convertible Debentures. Thereafter, the Corporation also entered into a series of debt exchange agreements with David M. Summers, whereby several outstanding cash loans which had been previously made to the Corporation by Mr. Summers, together with other accounts payable owed to Mr. Summers for services rendered to the Corporation, were exchanged for additional Series II 10% Per Annum Convertible Debentures, which brought the total amount of such debentures owned by Mr. Summers to $570,000. When issued, the principal amount of the Series II Convertible Debentures were convertible at the rate of one share of common stock for each $1.00 in principal amount of such debenture. This exchange rate was automatically adjusted to account for two "two-for-one" stock splits. One December 1, 2004, Mr. Summers converted his $570,000 of Series II Convertible Debentures into 2,280,000 shares of the Corporation's common stock.

On February 20, 2002, the Corporation issued 15,000 (pre-2nd split) shares of the Corporation's Common Stock to each of the Corporation's directors to compensate them for their time, energy and efforts devoted to the Corporation's business affairs during 2001. On January 30, 2003 and January 30, 2004 the Corporation issued each of the directors an additional 15,000 shares (post-split) to compensate them for their time, energy and efforts devoted to the Corporation's business affairs during 2002 and 2003. Annual director compensation is expected to continue at this level for the foreseeable future.

On June 1, 2002, the Corporation entered into a Sublease Agreement with SAMRUN Technologies, Inc., a firm partially owned by Victor A. Palli, whereby SAMRUN leased a portion of the Corporation's unoccupied office space for five years for $71,663.25 ($1,194.39 per month). SAMRUN also leased certain furniture and equipment from the Corporation for five years for $60,000 ($1,000 per month).

The Corporation's founding shareholder, David M. Summers, has continued to make unsecured loans to the corporation on a periodic basis, to support its ongoing business operations. Each advance by Mr. Summers bears interest at the rate of 10% per annum, which is at or below the interest rate paid by the Corporation on its other unsecured debt. The aggregate amount of these loans totaled $200,000 at December 31, 2002, $ 700,000 at December 31, 2003 and $1,877,000 at December 31, 2004. These loans are currently evidenced by an unsecured promissory note due on June 30, 2007.

The Corporation pays $800 per month to Mr. Summers for secretarial and receptionist services rendered by his office staff for the benefit of the Corporation. The Corporation also pays approximately $2,300 per month for its portion of office space, shared with the Law Office of David M. Summers, but is reimbursed for a portion of this amount ($1,194) by SAMRUN Technologies, Inc. pursuant to the sublease agreement between the Corporation and that company.

FINANCIAL STATEMENTS

The Corporation's audited Financial Statements for the periods ending December 31, 2004 and December 31, 2003 are included as Exhibits to this Offering Circular. Prospective investors are encouraged to review the Corporation's financial statements and accompanying notes in their entirety.

CERTAIN TAX CONSIDERATIONS

For federal income tax purposes, the Corporation is classified as a regular corporation, taxed under Subchapter "C" of the Internal Revenue Code. In this regard, a corporate tax is imposed against the earnings of the Corporation. Each potential investor should consider the federal income, state income, federal estate and state inheritance tax consequences of this investment, as well as all aspects of the investor's tax status and position. Prospective investors in this offering should seek independent advice from their tax advisors concerning the consequences to them of the purchase and holding of such securities, including the applicability and effect of federal, state and other tax law, and recently proposed changes to the same.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for the Corporation's capital stock. Furthermore, sales of substantial amounts of Common Stock in private transactions or in public markets could adversely affect prevailing market prices. See "Risk Factors -- Shares Eligible for Future Sale." Sales of additional shares of the Corporation's common or preferred stock in the future, as well as the any future sale of such securities by the Corporation's then existing shareholders may have a depressive effect on the market price of the Corporation's securities.

SALE OF SHARES

The Corporation's shares offered in this offering will be sold by officers and directors of the Corporation. The offering price of the Shares has been arbitrarily determined and does not necessarily bear any relationship to the Corporation's book value, assets, past operating results, financial condition, or other established criteria of value. Factors considered in determining such price included an assessment of the Corporation's financial condition, business prospects, management, the general condition of the economy at the time of the offering, estimated future value of its real estate holdings, and prices recently paid for shares of the Corporation's Common Stock.

LEGAL MATTERS

The validity of the Shares offered by this Offering Circular will be passed upon for the Corporation by David M. Summers, Esq., 5251 DTC Parkway, Suite 1185, Englewood, Colorado 80111. Mr. Summers is a substantial shareholder of the Corporation and has beneficial ownership or effective voting control of a significant portion of the Corporation's outstanding Common Stock. The Corporation has previously waived any and all actual or potential conflicts of interest associated with Mr. Summers providing services to the Corporation.

EXPERTS

The Corporation engaged Dix Barrett & Stiltner P.C., Certified Public Accountants & Consultants, to audit the Corporation's financial statements for the periods ending December 31, 2004 and December 31, 2003, which have been included as Exhibits to this Offering Circular in reliance on the report of Dix, Barrett & Stiltner P.C., Certified Public Accountants, given their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

The Corporation will be pleased to provide any additional information concerning the matters discussed in this Offering Circular which is available without undue effort or expense. Photographs of the Property and recent related activities may be found on the Corporation's web site at LakeviewLoveland.com.

HOW TO SUBSCRIBE FOR SHARES

After reading the entire Offering Circular, reviewing its Attachments, and seeking appropriate advice, qualified persons or entities interested in subscribing for Shares should read and sign the Subscription Agreement provided in the subscription document pocket at the end of this Offering Circular.

LAKEVIEW DEVELOPMENT CORPORATION

INDEX TO FINANCIAL STATEMENTS

Financial Statements of the Years Ended December 31, 2004 and December 31, 2003

LAKEVIEW DEVELOPMENT CORPORATION

Financial Statements

December 31, 2004 and 2003

Table of Contents

DIX BARRETT & STILTNER P.C.
Certified Public Accountants & Consultants

5670 Greenwood Plaza Blvd., Suite 505 ▪ Greenwood Village, CO 80111-2409
303.689.0844 ▪ FAX 303.689.0074 ▪ dbs@dbs-cpas.com

Board of Directors
Lakeview Development Corporation
Englewood, Colorado 80111

Independent Auditors' Report

We have audited the accompanying balance sheets of Lakeview Development Corporation as of December 31, 2004 and 2003, and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lakeview Development Corporation as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Dix Barrett & Stiltner, P.C.
January 28, 2005

Lakeview Development Corporation

Balance Sheets
December 31, 2004 and 2003

BEST AVAILABLE COPY

Assets

	2004	2003
ɪent assets:		
ɔash and cash equivalents	$ 614,247	$ 141,531
Notes receivable	44,000	4,000
Prepaid expenses	833	48,000
Total current assets	659,080	193,531
ıd acquired for development and resale	9,093,157	9,360,181
›perty and equipment, at cost:		
Construction equipment	710,462	-
Leasehold improvements	11,863	11,863
Furniture and equipment	23,177	22,892
Signage	6,509	3,776
	752,011	38,531
Less accumulated depreciation	167,892	21,887
Net property and equipment	584,119	16,644
ıer assets:		
Water rights	140,000	140,000
Organization costs, net of amortization of $ 45 in 2004 and $35 in 2003	5	15
Trademark, net of amortization of $250 in 2004 and $150 in 2003	1,250	1,350
Loan origination fees, net of amortization of $392 in 2004 and $53,211 in 2003	13,635	27,605
Deferred income tax receivable	61,842	-
Total other assets	216,732	168,970
	$ 10,553,088	$ 9,739,326

e notes to financial statements.

Lakeview Development Corporation

Balance Sheets
December 31, 2004 and 2003

Liabilities and Stockholders' Equity

	2004	2003
rrent liabilities:		
Deferred rent, current portion	$ 26,333	$ 26,333
Line of credit payable - Key Bank	9,983	-
Current portion of notes payable	112,073	-
Current portion of debentures payable	-	-
Total current liabilities	148,389	26,333
ng-term liabilities:		
Long-term debt less current maturities	7,264,848	6,105,000
Debentures payable less current maturities	85,000	630,000
Deferred rent, net of current portion	38,092	64,120
Reserve for future landscaping	444,000	100,000
Total long-term liabilities	7,831,940	6,899,120
›ckholders' equity:		
Common stock; $.0001 par value; 100,000,000 shares authorized; 39,117,372 shares issued and outstanding in 2004; 36,148,722 shares issued and outstanding in 2003	4,867,054	3,828,404
Preferred stock; $.0001 par value, 1,000,000 shares authorized; no shares issued and outstanding	-	-
Retained earnings (deficit)	(2,294,295)	(1,014,531)
Total stockholders' equity	2,572,759	2,813,873
	$ 10,553,088	$ 9,739,326

e notes to financial statements.

Lakeview Development Corporation

Statements of Operations
For the Years Ended December 31, 2004 and 2003

	2004	2003
enues		
ot sales	$ 2,394,000	$ -
t of sales:		
ost of lots	3,016,769	-
Total cost of sales	3,016,769	-
Gross profit (loss)	(622,769)	-
eral and administrative expenses:		
dvertising and promotions	-	504
mortization	54,951	53,321
ank charges	268	127
epreciation	146,005	13,462
irector fees	75,000	75,000
ues and subscriptions	426	591
ontract services	9,850	41,100
ontributions	-	250
nsurance	22,767	3,853
ffice	5,039	4,732
rinting	4,696	5,290
rofessional fees	72,501	43,605
ent	27,964	25,594
epairs and maintenance	33,159	916
axes, office building	-	888
elephone	6,253	2,974
ravel	17,031	3,299
tilities	-	426
Total general and administrative expenses	475,910	275,932
er income (expense):		
Interest income	46	2,212
Rental income	29,799	29,800
Gain on sale of office building	-	8,594
Other income	125	171
Interest expense	(272,897)	(123,669)
Total other income (expense)	(242,927)	(82,892)
s before income taxes	(1,341,606)	(358,824)
vision (credit) for income taxes	(61,842)	-
t loss	$ (1,279,764)	$ (358,824)

notes to financial statements.

Lakeview Development Corporation

Statements of Stockholders' Equity
For the Years Ended December 31, 2004 and 2003

	Common Stock	Retained Earnings (Deficit)	Total
ance , December 31, 2002	$ 3,498,506	$ (655,707)	$ 2,842,799
nmon stock issued	329,898	-	329,898
mmon stock redeemed	-	-	-
t loss	-	(358,824)	(358,824)
lance, December 31, 2003	3,828,404	(1,014,531)	2,813,873
mmon stock issued	1,783,650	-	1,783,650
mmon stock redeemed	(745,000)	-	(745,000)
t loss	-	(1,279,764)	(1,279,764)
lance, December 31, 2004	$ 4,867,054	$ (2,294,295)	$ 2,572,759

e notes to financial statements.

Lakeview Development Corporation

Statements of Cash Flows
For the Years Ended December 31, 2004 and 2003

	2004	2003
·h flows from operating activities:		
Net loss	$ (1,279,764)	(358,824)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization	200,956	66,783
Gain on sale of office building	-	(8,594)
Directors fees paid via issuance of common stock	75,000	75,000
Development costs incurred	(2,616,611)	(1,065,804)
Development costs allocated to sale of property	2,909,535	-
Decrease (increase) in prepaid expenses	47,167	(48,000)
Increase in deferred income tax receivable	(61,842)	-
Decrease in deferred rent	(26,028)	(26,028)
Increase in reserve for future landscaping	344,000	-
Net cash used by operating activities	(407,587)	(1,365,467)
·h flows from investing activities:		
Acquisition of property and equipment	(713,480)	(5,175)
Net proceeds from sale of building	-	390,580
Decrease in earnest money held	-	(34,000)
Acquisition of water rights	-	(140,000)
Net cash used by investing activities	(713,480)	211,405
sh flows from financing activities:		
Loan origination fees incurred	(40,871)	(1,000)
Loans advanced	(40,000)	(2,000)
Principal borrowings	4,654,095	820,000
Principal repayments	(2,307,191)	(300,000)
Principal repayments of debentures	(10,000)	(125,000)
Issuance of debentures	35,000	-
Issuance of common stock	47,750	254,898
Redemptions of common stock	(745,000)	-
Net cash provided by financing activities	1,593,783	646,898
·rease (decrease) in cash and cash equivalents	472,716	(507,164)
sh and cash equivalents - beginning of year	141,531	648,695
sh and cash equivalents - end of year	$ 614,247	$ 141,531

: notes to financial statements.

Lakeview Development Corporation

Notes to Financial Statements
December 31, 2004 and 2003

Note 1: Significant Accounting Policies

Nature of Operations

Lakeview Development Corporation (the "Company") was incorporated on November 9, 1999 and is engaged in the acquisition and development of land within Colorado for resale. The Company plans to sell finished "building permit ready" lots and commercial parcels to individuals and builders once the platting and installation of infrastructure on the property is complete. The net proceeds from these sales will be distributed to the shareholders of the Company, and once all sales are completed, the Company will likely be dissolved.

Basis of accounting

The financial statements of the Company have been prepared on the accrual basis of accounting. Revenues and expenses are recognized in the period earned or incurred, respectively.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the declining balance and straight-line methods over the estimated useful life of assets. Major renewals and betterments are capitalized, while routine maintenance and repairs are expensed as incurred.

Income taxes

The Company accounts for its income taxes using Statement of Financial Accounting Standards (SFAS) 109, Accounting for Income Taxes, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

Tax credits are accounted for as a reduction of income taxes in the year allowed.

Note 1: Significant Accounting Policies (Continued)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Intangibles

Organization costs are recorded at cost and are being amortized on a straight-line basis over a five year period.

Loan origination fees are recorded at cost and are being amortized on a straight-line basis over twelve to thirty four months.

The trademark is recorded at cost and is being amortized on a straight-line basis over a fifteen year period.

Capitalized development costs

The Company capitalizes all costs directly associated with the land development. These costs include construction costs, equipment rental, utilities, professional fees, property taxes and interest. Upon sale of a land parcel, the costs are allocated based on acreage value to that land parcel.

Cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Reclassifications

Certain accounts in the prior year financial statements have been reclassified for comparative purposes to conform to the presentation in the current year financial statements.

Note 2: Water Rights

In 2003, the Company purchased two shares of The Greeley & Loveland Irrigation Company for $140,000. These shares entitle the Company to use specified amounts of water from the Boyd Lake Reservoir for irrigation purposes, as allocated on an annual basis among all shareholders of The Greeley & Loveland Irrigation Company.

Note 3: Reserve for Future Landscaping

The Company has recorded a reserve for future landscaping in the amount of $444,000 as of December 31, 2004 for a 15 acre parcel of land which has been sold to builders.

Note 4: Notes Payable

Notes payable consists of the following as of December 31, 2004 and 2003:

	2004	2003
Prime plus 1% note due to Commercial Federal Bank, interest due monthly, principal due on January 14, 2006, secured by first deed of trust on property	$ 3,584,775	$ 5,000,000
10% note due to Billy Halax, interest and principal due January 15, 2005, secured by deed of trust on property	-	275,000
Prime plus 1% note due to Centennial Bank of the West, interest due monthly, principal due on January 19, 2006, secured by pledge of two shares of The Greeley & Loveland Irrigation Company	100,000	100,000

Lakeview Development Corporation

Notes to Financial Statements
December 31, 2004 and 2003

Note 4: Notes Payable (Continued)

	2004	2003
10% note due to Walter Huang, interest due quarterly, principal due January 15, 2006, unsecured	500,000	-
4.9% note due to John Deere Credit, principal and interest paid monthly with final principal and interest due April 1, 2009, secured by equipment	281,052	-
Prime plus 2% note to Bank West, principal and interest paid monthly with final principal and interest due October 21, 2009, secured by equipment	112,719	-
Prime plus 2% note to Bank West, principal and interest paid monthly with final principal and interest due December 16, 2009, secured by equipment	125,600	-
10% note due to David Summers, interest due monthly with principal due June 30, 2007, unsecured	1,887,000	700,000
10% note due to Frank & Wendy Chao, interest paid monthly with principal due November 8, 2005, unsecured	10,000	-
13% note due to East Chemical S.A., principal and interest due June 30, 2006, unsecured	200,000	-
10% note to Duane Wilson, interest added to principal balance quarterly, with final payment due January 15, 2007, unsecured	90,775	-

Note 4: Notes Payable (Continued)

	2004	2003
10% note due to Karen Wilson-Johnson, principal and interest due May 17, 2006, unsecured	50,000	-
10% note due to Karen Wilson-Johnson, principal and interest due September 12, 2006, unsecured	35,000	-
10% note due to Roy Reitz, principal and interest due January 15, 2006, unsecured	200,000	-
10% note due to Ying Quan Liang, principal and interest due January 15, 2006, unsecured	20,000	-
10% note due to Staci Wetzler, principal and interest due January 15, 2006, unsecured	150,000	-
10% note due to Staci Wetzler, principal and interest due January 15, 2006, unsecured	30,000	30,000
	$ 7,376,921	$ 6,105,000
Less current maturities	112,073	-
	$ 7,264,848	$ 6,105,000

Maturities for the following five years are as follows:

Year ending December 31, 2005	$ 112,073
Year ending December 31, 2006	$ 4,977,847
Year ending December 31, 2007	$ 2,092,209
Year ending December 31, 2008	$ 121,183
Year ending December 31, 2009	$ 73,609

Note 5: Debentures Payable

Debentures payable consists of the following as of December 31, 2004 and 2003:

	Interest Rate	Maturity	2004 Balance	2003 Balance
Series II				
David Summers	10%	06/30/05	$ -	$ 570,000
Series III				
John Ruth	10%	01/15/06	50,000	60,000
Series IV				
Graphics Holdings, Inc	10%	01/15/07	35,000	-
			$ 85,000	$ 630,000

Interest is paid quarterly on all debentures with principal paid at maturity. Series II debentures were convertible at the rate of one share of common stock for each $1 of debenture, prior to two "two-for-one" stock splits. Series III and IV debentures are convertible at the rate of one share of common stock for each $1 of debenture.

Note 6: Income Taxes

For the years ended December 31, 2004 and 2003, the Company incurred a net operating loss for income tax purposes in the amount of $1,497,687 and $356,212, respectively. The Company currently has a net operating loss carryover in the amount of $2,494,936 for tax purposes.

Income tax expense (credit) consists of the following:

	2004	2003
Current provision:		
Federal	$ -	$ -
State	-	-
Deferred provision (credit):		
Federal	(53,758)	-
State	(8,084)	-
Total income tax expense (credit)	$(61,842)	$ -

Note 7: Additional Cash Flow Information

For the year ended December 31, 2004, the Company incurred interest costs in the amount of $583,072, of which $272,897 was expensed currently and $310,175 was capitalized in development costs.

For the year ended December 31, 2003, the Company incurred interest costs in the amount of $432,800, of which $123,669 was expensed currently and $309,131 was capitalized in development costs.

The Company made no income tax payments during the years ended December 31, 2004 and 2003.

There were no non-cash investing or non-cash financing activities during the years ended December 31, 2004 and 2003.

Note 8: Lease Commitments

The Company leases office facilities jointly with David Summers under a five year operating lease. Rental expense for the years ended December 31, 2004 and 2003 amounted to $27,964 and $25,414, respectively.

The Company's share of minimum annual lease payments are as follows:

Year Ended December 31,	
2005	$ 27,695
2006	27,840
2007	6,690
	$ 62,225

Note 9: Capital Structure

The Company has the authority to issue 100,000,000 shares of common stock with a par value of $.0001 per share, and 1,000,000 shares of preferred stock with a par value of $.0001 per share. As of December 31, 2004, the Company has not issued any preferred stock. Upon issuance of preferred stock, the Board of Director's has the exclusive right to designate the rights and preferences of such preferred stock, including rights to any dividends, liquidation preferences or redemptions.

During the year ended December 31, 2003, the Company issued 459,898 shares of common stock for a consideration of $329,898. This included $75,000 of directors fees that were paid via common stock issuance.

During the year ended December 31, 2004, the Company issued 6,693,650 shares of common stock for a consideration of $1,213,650. This included $75,000 of directors fees that were paid via common stock issuance; $835,000 of debt exchanged for common stock; and $25,900 of stock issued in lieu of cash. The Company redeemed 3,725,000 shares of common stock at a consideration of $745,000. As of December 31, 2004, the Company has 1,086,000 unexercised options outstanding at an option price of $1 per share.

Note 10: Net Loss Per Share

Total average shares outstanding at December 31, 2003 totaled 35,946,293 resulting in a net loss per share in the amount of $(.01). Total average shares outstanding at December 31, 2004 totaled 38,245,034 resulting in a net loss per share in the amount of $(.04).

Note 11: Related Party Transactions

In July 2000, the Company granted an option to each of its founding shareholders to purchase from the Company two lots for $10,000 each. The option held by Roy Reitz was cancelled in 2004 in connection with a stock redemption. David Summers has not exercised his option as of December 31, 2004.

On June 1, 2002, the Company sublet a portion of its leased premises, and rented certain office equipment to SAMRUN Technologies, Inc., a corporation controlled by one the Company's directors. Aggregate rent in the amount of $132,000 was prepaid for the five year term of the agreements, recorded as prepaid rent on the books, and is recorded as income by the Company during the period in which it is earned.

Note 11: Related Party Transactions (Continued)

The Company issued 15,000 shares of common stock to each of its five directors during 2003 and 2004, as compensation for their service as director during the preceding year. These shares were valued at $1.00 per share.

The Company's founding shareholder, David M. Summers, has continued to make unsecured loans to the Company on a periodic basis, to support its ongoing business operations. Each advance by Mr. Summers bears interest at the rate of 10% per annum, which is at or below the interest rate paid by the Company on its other unsecured debt. As of December 31, 2004 and 2003, the aggregate amount of these loans totaled $1,877,000 and $700,000, respectively. These loans are evidenced by an unsecured promissory note due on June 30, 2007, with interest payable monthly, and no prepayment penalty.

In December 2004, the Company redeemed an aggregate of 3,725,000 shares of its common stock from several of its existing shareholders for $.20 per share. These shares were cancelled and returned to the status of authorized, but unissued shares of stock. As consideration for 1,000,000 of these shares, the Company issued an unsecured promissory note in the principal amount of $200,000 due January 15, 2006, bearing interest at the rate of 10% per annum, with accrued interest payable quarterly. The balance of the redeemed shares were redeemed for cash.

On December 31, 2004, the Company's outstanding Series II 10% per annum convertible debenture in the principal amount of $570,000, purchased from the Company by its founding shareholder in 2001, prior to two "two-for-one" stock splits, was converted into 2,280,000 share of common stock.

Note 12: Pending Litigation

The Company is now involved in one pending litigation proceeding which has been stayed pending arbitration of the dispute. It is management's assessment that the financial effect of an adverse outcome will not be material to the long term success of the Company.

Note 13: Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist of cash.

Cash balances are held in various banks within Colorado and the balances often exceed the FDIC insurance limits. The Company believes that the credit standing of these financial institutions is adequate.

Note 14: Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of financial instruments:

Cash and cash equivalents - The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

Notes receivable and accounts payable - The carrying amount of notes receivable and accounts payable in the balance sheet approximates fair value.

Short-term and long-term debt - The carrying amount of the debt approximates fair value.

ATTACHMENT 1

Concept Plan

Notes: The golf course and ponds are proposed and have not been constructed on the Property.


LANDSCAPE BUFFER
COUNTY ROAD 9
LANDSCAPE BUFFER
CLUBHOUSE/ OFFICE
TRAFFIC CIRCLE
RAILROAD R.O.W.
COMMERCIAL OFFICE PARK
BOYD LAKE
BOYD LAKE

LAND UTILIZATION
(PRELIMINARY AND SUBJECT TO ADJUSTMENT)

LOTS	UNITS
10,000 s.f. lakefront	37
7,000 s.f. golf course	129
7,000 s.f. interior	94
patio homes	10
4 townhouses lots	20
8 duplex lots	16
8 fourplex lots	32
8.5 acres multi-family @ 10 units/acre	85
Total Units	423 ±

CONCEPT PLAN
LAKEVIEW DEVELOPMENT

NORTH

SCALE: 1" = 200'

0' 200' 500'

ACKLAM & ASSOCIATES, INC.

ATTACHMENT 2

Design Concept Photographs

Note: These photographs of a waterfall, traffic circle and ponds are not actual pictures of the Property, but merely proposed design concepts.







ATTACHMENT 3

Area Maps

AREA MAP



Horsetooth Heights
Milner Mountain 6881'
Trilby Corner
Kerns
Cache La Poudre River
Graveyard Gulch
Dogtown Flats
Redmond
Mud Lake
Fort Collins-Loveland Muni
SUBJECT
Alford Lakes
Milner Glade
Green Ridge Glade
Devils Backbone
The Keyhole
Loveland Water Tanks
Mariana Butte 5269'
Loveland
Memorial Hospital
Officer
Ryan Gulch
Cherry Hill 5046'
Hollowell Corner
Kings Corner
Big Thompson River
Poison Lake
Campion
Twin Mounds 5173'
Welty
Kahler
Buda
Pulliam
Berts Corner
Berthoud
Little Thompson River
Big Hollow
Holmes Draw
Hill Lake
Walker
Culvet Gulch
Big Owl Hill 8868'

DeLorme. Street Atlas USA; © 2000 GDT, Inc., Rel. 04/2000

NEIGHBORHOOD MAP


SUBJECT
Boyd Lake
Boyd Lake Dam
BOYD LAKE STATE PARK
Horseshoe Lake
Westerdoll Lake
Heinricy Lake
Upper Hoffman Lake
Lower Hoffman Lake
Cemetery Lake
Greeley Loveland Canal
Big Barnes Ditch
Farmers Ditch
Loveland
Lakeside Park
CR 28
CR 26
CR 24
CR 24E
CR 20C
CR 13E
N CR 13
N CR 11C
S CR 9
CR 9
N CR 9E
KIELAR LN
KAISER LN
MEADOW CREEK LN
ALPINE MEADOWS
E 58TH
E 50TH
E 52ND
EDGEWOOD
RADIANT
SUNVALLEY
SUNMOUNTAIN
SUNWOOD
SUNCREEK
KNOBCONE
ENGLEMAN
E 42ND
E 41ST
E 40TH
JEFFERSON
ELDER
E 35TH
E 33RD
E 32ND
W 29TH
E 27TH
E 25TH
E 23RD
E 22ND
E 21ST
E 20TH
E 18TH
E 16TH
E 15TH
E 13TH
E 12TH
E 11TH
E 10TH
E 9TH
E 8TH
E 7TH
E 6TH
E 5TH
E 4TH
E 3RD
VALLEY OAK
YAUPON
TUNDRA
YUCCA
FRANK RD
HAMPSTEAD
NICKEL
TOPAZ
COPPER
LIMESTONE
SUNSET
GREELEY
MADISON
DES MOINES
HARRISBURG
CINNABAR
TURQUOISE
PERIDOT
JAROSITE
CHROMATE
DENVER
CALCITE
287
34
207
2000 DeLorme...Street Atlas USA; © 2000 GDT, Inc., Rel. 04/2000

ATTACHMENT 4

Aerial Photographs











ATTACHMENT 5

Approved Landscaping Plan - Platted Property


TREE PLANTING - VERTICAL STAKES
CONIFER TREE PLANTING - GUY WIRES
SHRUB PLANTING
DETAIL AREA
SCALE: 1" = 20'
15' UTILITY EASEMENT
AVENIDA DEL SOL DRIVE
CALLE DEL SOL COURT
Existing Tree
Remove Existing Spireas Add 3- JHH
Remove 2- existing grasses Add 2- Spirea to match existing
4' Sidewalk
SEE DETAIL AREA
Gazebo
Path and Stops
Berm
Boulders

PLANT LIST

ABB	BOTANICAL NAME	COMMON NAME	SIZE	NOTES	QTY
	DECIDUOUS TREES				
CS	Catalpa speciosa	Western Catalpa	2" cal	B+B	9
FAA	Fraxinus americana 'Autumn Purple'	Autumn Purple Ash	2" cal	B+B	9
FNF	Fraxinus nigra 'Fallgold'	Fallgold Ash	2" cal	B+B	10
FPM	Fraxinus pennsylvanica 'Marshall'	Marshall's Ash	2" cal	B+B	4
FPS	Fraxinus pennsylvanica 'Summit'	Summit Ash	2" cal	B+B	10
GTS	[illegible]	[illegible]	2" cal	B+B	6
PSA	Populus sargentii	Plains Cottonwood	2" cal	B+B	14
	ORNAMENTAL TREES				
CCI	Crataegus crus-galli 'Inermis'	Thornless Cockspur Hawthorn	1.5" cal	B+B	15
MIS	Malus 'Indian Summer'	Radiant Crabapple	1.5" cal	B+B	13
MD	Malus 'Donald'	Spring Snow Crabapple	1.5" cal	B+B	6
	EVERGREEN TREES				
PPG	Picea pungens glauca	Colorado Blue Spruce	6-8' ht	B+B	21
PN	Pinus nigra	Austrian Pine	6-8' ht	B+B	23
	EVERGREEN SHRUBS				
JHBC	Juniperus horizontalis 'Blue Chip'	Blue Chip Juniper	5 gal	6' o.c.	23
JHH	Juniperus horizontalis 'Hughes'	Hughes Juniper	5 gal	5' o.c.	23
JSB	Juniperus sabina 'Buffalo'	Buffalo Juniper	5 gal	6' o.c.	23
	DECIDUOUS SHRUBS				
BDN	Buddleia davidii nanhoensis 'Petite Indigo'	Butterfly Bush Compact Lavender	5 gal	5' o.c.	3
PAT	Perovskia atriplicifolia	Russian Sage	5 gal	4' o.c.	27
PC	Prunus x cistena	Cistena Plum	5 gal	4' o.c.	3
SJN	Spirea japonica 'Neon Flash'	Neon Flash Spirea	5 gal	4' o.c.	28
	PERENNIALS / GROUNDCOVERS				
CO	Coreopsis verticillata 'Moonbeam'	Moonbeam Coreopsis	1 gal	24" o.c.	100
CT	[illegible]	[illegible]	1 gal	18" o.c.	172
EP	Echinacea purpurea	Purple Coneflower	1 gal	18" o.c.	55
HSD	Hemerocallis 'Stella D'Oro'	Dwarf Gold Daylily	1 gal	18" o.c.	172
LS	Liatris spicata 'Kobold'	Kobold Liatris	1 gal	18" o.c.	150
SSI	Sedum spectabile 'Indian Chief'	Indian Chief Stonecrop	1 gal	18" o.c.	42

PLANT NOTES

1. All plant material shall meet specifications of the American Association of Nurserymen (AAN) for number one grade. All trees shall be balled and burlapped or equivalent.
2. Trees shall not be planted closer than 4 feet to any gas or electric line and and no closer than 10 feet to any water or sewer line. Shrubs shall not be planted closer than four feet to any water or sewer line. Tree planting shall be coordinated with Public Service Company. Locations of all utilities shall be verified in the field prior to planting.
3. Developer shall ensure that the landscape plan is coordinated with the plans done by other consultants so that the proposed grading, storm drainage or other construction does not conflict nor preclude installation and maintenance of the landscape elements on this plan.
4. All landscape areas within the site shall be irrigated with an automatic irrigation system unless noted otherwise.
5. All turf or seed areas to be irrigated with an automatic pop-up irrigation system. All shrub beds and trees are to be irrigated with an automatic irrigation system, or acceptable alternative. The irrigation system is to be adjusted to meet the water requirements of the individual plant material.
6. All trees to be balled and burlapped or containerized.
7. All shrub beds to be mulched with a layer at least inch (3") of shredded bark mulch or gravel over weed barrier.
8. Edging between grass and shrub beds shall be 1/8" x 4" steel set level with the top of sod.
9. Irrigated turf to be sodded or seeded with Fine Fescue or Kentucky Blue Grass.
10. Topsoil: To the maximum extent feasible, topsoil that is removed during construction activity shall be conserved for later use on areas requiring revegetation and landscaping.
11. *Soil Amendments*: Prior to installation of plant materials, areas that have been compacted or disturbed by construction activity shall be thoroughly loosened. Organic amendments such as compost, peat, or aged manure shall be thoroughly incorporated at a rate of at least three (3) cubic yards of amendment per 1,000 square feet.
12. Contractor shall verify all material quantities prior to installation. Actual number of symbols shown on plan shall have priority over the numbers listed.

PLANT LEGEND

- DECIDUOUS CANOPY TREES
- ORNAMENTAL TREES
- EVERGREEN TREES
- DECIDUOUS AND/OR EVERGREEN SHRUBS
- EXISTING SHRUBS
- IRRIGATED OR SOD OR SEED
- PERENNIALS / GROUNDCOVERS
- STEEL EDGER
- BOULDERS

SCALE: 1" = 40'

NORTH

This is a Land Use Planning Document, not a Construction Document. Refer to Civil Engineering Plans.

VFRipley
ASSOCIATES, INC.
Landscape Architecture, Urban Design, Planning
401 West Mountain Avenue
Suite 201
Fort Collins, CO 80521
(970) 224-5828
(970) 224-1662 (fax)

APPLICANT

VF Ripley Associates
401 West Mountain Avenue
Suite 201
Fort Collins, CO 80521
(970) 224-5828
(970) 224-1662 fax

OWNER

Lakeview Development Corporation
5251 DTC Parkway, Suite 1165
Englewood, CO 80111
(303) 221-8883
(303) 221-8832 fax

BOYD LAKE NORTH

LOVELAND COLORADO

LANDSCAPE PLAN

DATE	7/29/03
JOB NO	03-012
DRAWN	LR
CHECKED	LR
REVISED	

1 of 1

ATTACHMENT 6

Photographs - Platted Property

Note: Pictures of patio homes and townhomes contained in these photographs are patio homes and townhomes currently constructed on the 15 acre portion of the Property.









ATTACHMENT 7

Photographs - Unplatted Property


GRADE @ 62.00







ATTACHMENT 8

Photographs - Construction Activities


303-791-6181


DEERE
Add A Stick
CAT
CAT
345B


DEERE
345B
CAT
CAT


CAT
CAT
345B L


DEERE


DEERE
CAT






YEVOLI EXCAVATING
303-791-6181



LAKEVIEW DEVELOPMENT CORPORATION

EXHIBIT INDEX

VOLUME 1

Exhibit Number	Document
2.1	Articles of Incorporation of Lakeview Development Corporation
2.2	Bylaws of Lakeview Development Corporation
2.3	Directors Indemnification Agreement
3.1	Construction Loan Agreement (Commercial Federal Bank)
3.2	Borrower's Certificate (Commercial Federal Bank)
3.3	$5,000,000 Promissory Note (Commercial Federal Bank)
3.4	Security Agreement (Commercial Federal Bank)
3.5	Unconditional Guaranty of Payment and Performance
3.6	Deed of Trust, Assignment of Rents and Security Agreement
3.7	Modification and Extension Agreement (Additional $500,000) (Commercial Federal Bank)
3.8	Extension Agreement (Change in Terms) Commercial Federal Bank
3.9	$30,000 Promissory Note (Wetzler)
3.10	$100,000 Promissory Note (Centennial Bank of the West)
3.11	John Deere Credit Agreement (Excavator)
3.12	$86,000 Promissory Note (D. Wilson)
3.13	Promissory Note Liquidity Agreement (D. Wilson)
3.14	$116,000 Promissory Note (Bank West) (Excavator)
3.15	Security Agreement (Bank West) (Excavator)
3.16	$125,600 Promissory Note (Bank West) (Dozer)
3.17	Security Agreement (Bank West) (Dozer)
3.18	Series II 10% Per Annum Convertible Debenture - $390,000.00
3.19	Series II 10% Per Annum Convertible Debenture - $102,197.45
3.20	Series II 10% Per Annum Convertible Debenture - $77,172.00
3.21	Series II 10% Per Annum Convertible Debenture - $630.55
3.22	Extension of Due Date on Series II Debentures
3.23	$10,000 Promissory Note (Chao)
3.24	$200,000 Promissory Note (East Chemical)
3.25	$50,000 Promissory Note (Wilson-Johnson)
3.26	$35,000 Promissory Note (Wilson-Johnson)
3.27	$20,000 Promissory Note (Liang)
3.28	$150,000 Promissory Note (Wetzler)
3.29	Loan Agreement (Huang)
3.30	$500,000 Promissory Note (Huang)
3.31	$200,000 Promissory Note (Reitz)
3.32	$1,887,000 Promissory Note (Summers)
3.33	Series III 10% Per Annum Convertible Debenture - $85,000
3.34	Extension of Due Date on Series III Debenture
3.35	Series IV 10% Per Annum Convertible Debenture - $35,000

VOLUME 2

Exhibit Number	Document
4.1	Subscription Agreement
5.1	Voting Trust Agreement
6.1	Land Purchase Documents
6.2	Grading Permit - City of Loveland (oversized document filed separately)
6.3	Section 404 Permit - U.S. Army Corps of Engineers
6.4	Stock Option Agreement - Billy Halax
6.5	Stock Option Agreement - Duane Wilson
6.6	Stock Option Agreement - Karen Wilson - Johnson
6.7	Stock Option Cancellation Agreement (David M. Summers)
6.8	Sublease Agreement (SAMRUN)
6.9	Equipment Lease (SAMRUN)
6.10	Professional Services Agreement - Landmark Engineering, Ltd.
6.11	Professional Services Agreement - VF Ripley & Associates, Inc.
6.12	$2,000 Note Receivable I from Village at Boyd Lake HOA
6.13	$2,000 Note Receivable II from Village at Boyd Lake HOA
6.14	Extension of Due Date on Notes Receivable (Village at Boyd Lake HOA)
6.15	$40,000 Note Receivable (Scalf/Rizzuto)
6.16	Stock Redemption Agreement - (Shareholder 1)
6.17	Second Stock Redemption Agreement - (Shareholder 1)
6.18	Stock Redemption Agreement - (Shareholder 2)
6.19	Stock Redemption Agreement - (Shareholder 3)
6.20	Stock Redemption Agreement - (Shareholder 4)
6.21	Exchange Agreement (Cheng)
6.22	Exchange Agreement (Huang)
9.1	Escrow Agreement
10.1	Consent of Dix, Barrett & Stiltner. P.C., Certified Public Accountants
10.2	Consent of David M. Summers, Esq.
11.1	Opinion of David M. Summers, Esq.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Englewood, State of Colorado, on February 14, 2005.

LAKEVIEW DEVELOPMENT CORPORATION

By: ______________________________
David M. Summers, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

February 14, 2005 ______________________________
William R. Farr, Director

February 14, 2005 ______________________________
Robert B. Mekelburg, Director

February 14, 2005 ______________________________
Robert C. Moore, Secretary and Director

February 14, 2005 ______________________________
Victor A. Palli, Vice President and Director

February 14, 2005 ______________________________
David M. Summers, President, Treasurer and Director

February 14, 2005 ______________________________
Karen Wilson -Johnson, Director

24-10090

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

EXHIBITS

To

Amendment No. 1

Form 1-A

REGULATION A OFFERING STATEMENT

Under

THE SECURITIES ACT OF 1933

VOLUME 1

LAKEVIEW DEVELOPMENT CORPORATION

LAKEVIEW DEVELOPMENT CORPORATION

EXHIBIT INDEX

VOLUME 1

Exhibit Number	Document
2.1	Articles of Incorporation of Lakeview Development Corporation
2.2	Bylaws of Lakeview Development Corporation
2.3	Directors Indemnification Agreement
3.1	Construction Loan Agreement (Commercial Federal Bank)
3.2	Borrower's Certificate (Commercial Federal Bank)
3.3	$5,000,000 Promissory Note (Commercial Federal Bank)
3.4	Security Agreement (Commercial Federal Bank)
3.5	Unconditional Guaranty of Payment and Performance
3.6	Deed of Trust, Assignment of Rents and Security Agreement
3.7	Modification and Extension Agreement (Additional $500,000) (Commercial Federal Bank)
3.8	Extension Agreement (Change in Terms) Commercial Federal Bank
3.9	$30,000 Promissory Note (Wetzler)
3.10	$100,000 Promissory Note (Centennial Bank of the West)
3.11	John Deere Credit Agreement (Excavator)
3.12	$86,000 Promissory Note (D. Wilson)
3.13	Promissory Note Liquidity Agreement (D. Wilson)
3.14	$116,000 Promissory Note (Bank West) (Excavator)
3.15	Security Agreement (Bank West) (Excavator)
3.16	$125,600 Promissory Note (Bank West) (Dozer)
3.17	Security Agreement (Bank West) (Dozer)
3.18	Series II 10% Per Annum Convertible Debenture - $390,000.00
3.19	Series II 10% Per Annum Convertible Debenture - $102,197.45
3.20	Series II 10% Per Annum Convertible Debenture - $77,172.00
3.21	Series II 10% Per Annum Convertible Debenture - $630.55
3.22	Extension of Due Date on Series II Debentures
3.23	$10,000 Promissory Note (Chao)
3.24	$200,000 Promissory Note (East Chemical)
3.25	$50,000 Promissory Note (Wilson-Johnson)
3.26	$35,000 Promissory Note (Wilson-Johnson)
3.27	$20,000 Promissory Note (Liang)
3.28	$150,000 Promissory Note (Wetzler)
3.29	Loan Agreement (Huang)
3.30	$500,000 Promissory Note (Huang)
3.31	$200,000 Promissory Note (Reitz)
3.32	$1,887,000 Promissory Note (Summers)
3.33	Series III 10% Per Annum Convertible Debenture - $85,000
3.34	Extension of Due Date on Series III Debenture
3.35	Series IV 10% Per Annum Convertible Debenture - $35,000

EXHIBIT 2.1

RESTATED AND AMENDED ARTICLES OF INCORPORATION

OF

LAKEVIEW DEVELOPMENT CORPORATION

ARTICLE I

NAME

The name of the corporation is:

Lakeview Development Corporation

ARTICLE II

PERIOD OF DURATION

The corporation shall have perpetual duration. The corporate existence shall begin upon filing of these Articles with the Colorado Secretary of State.

Each reference to the Colorado Business Corporation Act in these Articles means the Colorado Business Corporation Act of 1993 as it may be amended from time to time during the corporate existence, unless otherwise stated.

ARTICLE III

PURPOSE

The purpose for which the corporation is organized shall be the transaction of any lawful business for which corporations may be incorporated pursuant to the Colorado Business Corporation Act.

ARTICLE IV

AUTHORIZED CAPITAL

Authorized Shares. The aggregate number of shares which the corporation has authority to issue is 101,000,000. The authorized shares consist of 100,000,000 shares of common stock, without par value, such class being designated "common stock," and 1,000,000 shares of preferred stock, without par value, such class being designated "preferred stock." The preferences, limitations, and relative rights of the common stock and the preferred stock are as stated in this Article.

Common Stock

Dividends. Dividends may be paid upon the common stock to the extent and in the manner permitted by law, as and when declared by the board of directors, except that so long as any share of preferred stock is outstanding the corporation shall not pay any dividend on the common stock (other than a dividend payable only in shares of capital stock of the corporation), make any other distribution on any outstanding share of common stock, or redeem, purchase or otherwise acquire any outstanding share of common stock if at the time of making such payment, distribution, redemption, purchase or acquisition the corporation is in default with respect to either any dividend payable on any share of preferred stock or any obligation to redeem or purchase any share of preferred stock. Dividends may be paid upon the common stock in shares of any one or more series of preferred stock.

Distribution in Liquidation. Upon the liquidation, dissolution, or winding up of the corporation, after paying or adequately providing for the payment of all of its obligations and for the preferential distribution to the holders of any shares of preferred stock then outstanding, the corporation shall distribute the remainder of its assets, either in cash or in kind, pro rata to the holders of the common stock.

Preferred Stock

Issuance in Series. The board of directors is authorized to divide the preferred stock into series by setting the number of shares initially constituting the series and the distinctive designation of that series (notwithstanding the setting of the number of shares constituting a particular series upon the initiation of each series, the board of directors may from time to time authorize the issuance of additional shares of the same series or may reduce the number of shares constituting such series) and, within the limitations prescribed by law and those set forth in these Articles, to fix and determine the relative rights and preferences of the shares of any series of preferred stock with respect to:

(a) The rate of dividend, if any, on the shares of the series, the time of payment of dividends, whether dividends are cumulative, and the date from which any dividends shall accrue;

(b) Whether the shares of the series may be redeemed and, if so, the redemption price and the terms and conditions of redemption;

(c) The amount payable upon the shares of the series in the event of involuntary liquidation;

(d) The amount payable upon the shares of the series in the event of voluntary liquidation;

(e) Sinking fund or other provisions, if any, for the redemption or purchase of shares of the series;

(f) The terms and conditions on which the shares of the series may be converted, if the shares of the series are issued with the privilege of conversion; and

(g) Voting powers, if any.

All shares of preferred stock shall be identical except as otherwise provided in this Article or in the resolutions of the board of directors fixing and determining the relative rights and preferences of the one or more series of preferred stock, but all shares of each series shall be identical.

Redemption and Conversion. Any share of any series of preferred stock which has been redeemed (whether through the operation of a sinking fund or otherwise) or converted shall have the status of an authorized and unissued share of preferred stock and may be reissued as a part of the series of which it was originally a part or may be reissued as a part of another series of preferred stock established by the board of directors.

Preferential Distribution in Liquidation. Upon the liquidation, dissolution, or winding up of the corporation, the holders of the preferred stock then outstanding shall be entitled to receive the respective amounts per share fixed by the board of directors for the various series before any of the assets of the corporation are distributed to the holders of the common stock. If the assets of the corporation distributable to the holders of the preferred stock have a value which is less than the full amount so fixed for the various series, such assets shall be distributed among the holders of the various series of preferred stock in accordance with any preferences among the series that may have been established by the board of directors or, to the extent that no such preferences shall have been established, pro rata among the holders of all of the series of preferred stock. After distribution of the preferential amounts required to be distributed to the holders of the preferred stock then outstanding, the holders of the common stock shall be entitled, to the exclusion of the holders of the preferred stock, to share in all remaining assets of the corporation.

For the purposes of this Article and any statement filed pursuant to law setting forth the designation, relative rights and preferences of any series of preferred stock, the voluntary sale, lease, exchange, or transfer (for cash, securities, or other consideration) of all or substantially all of the assets of the corporation to any transferee, or its consolidation or merger with any other corporation or corporations, shall not be deemed to be a liquidation, dissolution, or winding up of the corporation.

ARTICLE V

VOTING

Voting Rights; Denial of Cumulative Voting. Each outstanding share of common stock shall be entitled to one vote and each outstanding fractional share of common stock shall be entitled to a corresponding fractional vote on each matter submitted to a vote of shareholders. Cumulative voting shall not be allowed in the election of directors.

Denial of Preemptive Rights. No shareholder shall have any preemptive or preferential right to acquire any shares or other securities of the corporation, including shares or securities held in the treasury of the corporation and securities either convertible into or carrying rights to subscribe to or acquire shares or other securities of the corporation.

Quorum of Shareholders. A quorum at any meeting of shareholders for the purpose of each matter to be voted upon shall consist of the holders of a majority of the shares entitled to vote upon the matter, represented in person or by proxy.

Regular Shareholder Vote. At any meeting of shareholders at which a quorum exists for the purpose of any matter to be voted upon, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the matter shall be the act of the shareholders unless a greater affirmative vote is required by the Colorado Business Corporation Act or another provision of these Articles.

Shareholder Voting on Extraordinary Corporate Actions. An affirmative vote of two-thirds (2/3) of all shares entitled to vote shall be required to (a) adopt any proposed amendment to these Articles, (b) authorize the corporation to lend money to, guarantee the obligations of and otherwise assist the directors of the corporation or the directors of any other corporation in which the majority of the voting capital stock is owned by the corporation, (c) approve any plan of merger or consolidation of the corporation with one or more other corporations, (except no vote of the shareholders of this corporation shall be required if no vote is required by the Colorado Business Corporation Act with respect to such merger or consolidation) or any plan of exchange under which the shares of the corporation would be acquired, (d) authorize the sale, lease, exchange, or other disposition of all or substantially all of the property and assets of the corporation not in the usual and regular course of its business (including the granting of consent to the disposition of substantially all of the property and assets of an entity controlled by the corporation), or (e) adopt a resolution either to dissolve the corporation or to revoke voluntary dissolution proceedings.

Unequal Voting Rights. If unequal voting rights exist between two or more classes or series of shares entitled to vote on any matter, each reference in these Articles to a stated portion of the shares entitled to vote on the matter, without reference to a single class or series, shall mean shares entitled to vote, regardless of class or series, which cumulatively represent the same portion of the total number of votes entitled to be cast on the matter.

ARTICLE VI

REGISTERED OFFICE, REGISTERED AGENT AND PRINCIPAL OFFICE

Registered Office. The street address of the registered office of the corporation is 5251 DTC Parkway, Suite 1185, Englewood, Colorado 80111.

Registered Agent. The name of the corporation's registered agent at the corporation's registered office is David M. Summers.

Principal Office. The address of the principal office of the corporation is 5251 DTC Parkway, Suite 1185, Englewood, Colorado 80111.

Mailing Address. The mailing address of the corporation is 5251 DTC Parkway, Suite 1185, Englewood, Colorado 80111.

ARTICLE VII

BOARD OF DIRECTORS

Management. The corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of, a board of directors. The number of directors constituting the full board of directors shall be established from time to time in the bylaws of the corporation.

Directors. The number of directors constituting the current board of directors is five. The names of the persons who serve as directors until the next annual meeting of shareholders or until their successors are duly elected and qualified are Robert B. Mekelburg, Robert C. Moore, Victor A. Palli, David M. Summers and Karen Wilson-Johnson.

ARTICLE VIII

LIMITATION OF LIABILITY

No director of the corporation shall have any liability to the corporation or to its shareholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability is not permitted under the Colorado Business Corporation Act. Any repeal or modification of the foregoing sentence shall not adversely affect any right or protection of a director with respect of any act or omission occurring prior to such repeal or modification.

ARTICLE IX

RIGHT OF DIRECTORS TO CONTRACT WITH CORPORATION

It being the express purpose and intent of this Article to permit the corporation to buy from, sell to, or otherwise deal with other corporations, firms, associations, or entities of which any or all of the directors of the corporation may be directors, officers, or members or in which any or all of them may have pecuniary interests, no contract or other transaction between the corporation and one or more of its directors or any other corporation, firm, association, or entity in which one or more of its directors are directors or officers or are financially interested shall be either void or voidable solely because of such relationship or interest or solely because such directors are present at the meeting of the board of directors or a committee of the board which authorizes, approves, or ratifies such contract or transaction or solely because their votes are counted for such purpose if:

1. The material facts of such relationship or interest are disclosed or known to the board of directors or committee which authorizes, approves, or ratifies the contract or transaction by a vote or consent of a majority of disinterested directors without counting the votes or consents of such interested directors;

2. The material facts of such relationship or interest are disclosed or known to the shareholders entitled to vote and they authorize, approve, or ratify such contract or transaction by vote or written consent; or

3. The contract or transaction is fair and reasonable to the corporation.

Furthermore, common or interested directors may be counted in determining the presence of a quorum at a meeting of the board of directors or a committee of the board which authorizes, approves, or ratifies such contract or transaction.

ARTICLE X

INDEMNIFICATION

The corporation shall indemnify to the fullest extent permitted by applicable law in effect from time to time, any person (and that person's estate and personal representative) who is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding by reason of the fact that such person is or was a director, officer, employee, or agent of the corporation, or while a director of the corporation is or was serving at its request as a director, officer, partner, trustee, employee, or agent of, or in any similar managerial or fiduciary position of, another foreign or domestic corporation or any individual, partnership, limited liability company, joint venture, trust, other enterprise or employee benefit plan. The corporation shall also indemnify any person who is serving or has served the corporation as a director, officer, employee, fiduciary, or agent (and that person's estate and personal representative) to the extent and in the manner provided in any bylaw, resolution of the shareholders or directors, contract, or otherwise, so long as such provision is legally permissible.

ARTICLE XI

INCORPORATOR

The name of the incorporator is David M. Summers. The incorporator is a natural person of the age of 18 years or more. Acting as the incorporator of a corporation to be incorporated under the laws of the State of Colorado, the incorporator named above hereby adopts the foregoing Articles of Incorporation.

EXHIBIT 2.2

BYLAWS

OF

LAKEVIEW DEVELOPMENT CORPORATION

Prepared By: David M. Summers, Esq.

TABLE OF CONTENTS

ARTICLE IV - Officers

ARTICLE V - Indemnification

ARTICLE VI - Shares

ARTICLE VII - Miscellaneous

PREAMBLE

These Bylaws contain provisions for the regulation and management of the affairs of the Corporation. They are based in part upon provisions of the Colorado Business Corporation Act and the Corporation's Articles of Incorporation. If these Bylaws conflict with the Colorado Business Corporation Act or the Corporation's Articles of Incorporation, as the result of subsequent changes in the Colorado Business Corporation Act, an intervening amendment of the Corporation's Articles of Incorporation or otherwise, the Colorado Business Corporation Act and the Corporation's Articles of Incorporation shall govern. Therefore, when using these Bylaws, reference should also be made to the then current provisions of the Colorado Business Corporation Act and the Corporation's Articles of Incorporation.

ARTICLE I
SHAREHOLDERS

Section 1.1. Annual Meeting of Shareholders. The annual meeting of shareholders shall be held on the date and at the time and place fixed from time to time by the Board of Directors; provided, however, that the first annual meeting shall be held on a date that is within six months after the close of the first fiscal year of the Corporation, and each successive annual meeting shall be held on a date that is within the earlier of six months after the close of the last fiscal year or fifteen months after the last annual meeting.

Section 1.2. Special Meeting of Shareholders. A special meeting of shareholders for any purpose or purposes, may be called by the Board of Directors or the President. The Corporation shall also hold a special meeting of shareholders in the event it receives, in the manner specified in Section

7.3, one or more written demands for the meeting, stating the purpose or purposes for which the meeting is to be held, signed and dated by the holders of shares representing not less than one-tenth (1/10) of all of the votes entitled to be cast on any issue at the meeting. Special meetings shall be held at the principal office of the Corporation or at such other place as the Board of Directors or the President may determine.

Section 1.3. <u>Record Date for Determination of Shareholders</u>.

(a) In order to make a determination of shareholders (1) entitled to notice of or to vote at any meeting of shareholders or at any adjournment of a meeting of shareholders, (2) entitled to demand a special meeting of shareholders, (3) entitled to take any other action, (4) entitled to receive payment of a share dividend or a distribution, or (5) for any other purpose, the Board of Directors may fix a future date as the record date for such determination of shareholders. The record date may be fixed not more than seventy (70) days before the date of the proposed action.

(b) Unless otherwise specified when the record date is fixed, the time of day for determination of shareholders shall be as of the Corporation's close of business on the record date.

(c) A determination of shareholders entitled to be given notice of or to vote at a meeting of shareholders is effective for any adjournment of the meeting unless the Board of Directors fixes a new record date, which the Board of Directors shall do if the meeting is adjourned to a date more than one hundred twenty (120) days after the date fixed for the original meeting.

(d) If no record date is otherwise fixed, the record date for determining shareholders entitled to be given notice of and to vote at an annual or special meeting of shareholders is the day before the first notice is given to shareholders.

(e) The record date for determining shareholders entitled to take action without a meeting pursuant to Section 1.10 is the date a writing upon which the action is taken is first received by the Corporation.

Section 1.4. Voting List.

(a) After a record date is fixed for a meeting of shareholders, the Secretary shall prepare a list of the names of all the Corporation's shareholders who are entitled to be given notice of the meeting. The list shall be arranged by voting groups and within each voting group by class or series of shares, shall be alphabetical within each class or series, and shall show the address of, and the number of shares of each such class and series that are held by, each shareholder.

(b) The list of shareholders shall be available for inspection by any shareholder, beginning the earlier of ten days before the meeting for which the list was prepared or two business days after notice of the meeting is given and continuing through the meeting, and any adjournment thereof, at the Corporation's principal office or at a place identified in the notice of the meeting in the city where the meeting will be held.

(c) The Secretary shall make the list of shareholders available for inspection at the meeting, and any shareholder or agent or attorney of a shareholder is entitled to inspect the list at any time during the meeting or any adjournment.

Section 1.5. Notice to Shareholders.

(a) The Secretary shall give notice to shareholders of the date, time, and place of each annual and special meeting of shareholders no fewer than ten (10) nor more than sixty (60) days before the date of the meeting; except that, if the Corporation's Articles of Incorporation are to be amended to increase the number of authorized shares, at least thirty (30) days' notice shall be given. Except as other wise required by the Colorado Business Corporation Act, the Secretary shall be required to give such notice only to shareholders entitled to vote at the meeting.

(b) Notice of an annual meeting of shareholders need not include a description of the purpose or purposes for which the meeting is called unless a purpose of the meeting is to consider an amendment to the Corporation's Articles of Incorporation, a restatement of the Articles of

Incorporation, a plan of merger or share exchange, disposition of substantially all of the property of the Corporation, consent by the Corporation to the disposition of property by another entity, or dissolution of the Corporation.

(c) Notice of a special meeting of shareholders shall include a description of the purpose or purposes for which the meeting is called.

(d) Notice of a meeting of shareholders shall be in writing and shall be given:

(1) by deposit in the United States mail, properly addressed to the shareholders' address of the shareholder shown in the Corporation's current record of shareholders, first class postage prepaid, and, if so given, shall be effective when mailed, or

(2) by telegraph, teletype, electronically transmitted facsimile, electronic mail, mail, or private carrier or by personal delivery to the shareholder, and, if so given, shall be effective when actually received by the shareholder.

(e) If an annual or special meeting of shareholders is adjourned to a different date, time, or place, notice need not be given of the new date, time, or place if the new date, time, or place is announced at the meeting before adjournment; provided, however, that, if a new record date for the adjourned meeting is fixed pursuant to Section 1.3(c), notice of the adjourned meeting shall be given to persons who are shareholders as of the new record date.

(f) If three successive notices are given by the Corporation, whether with respect to a meeting of shareholders or otherwise, to a shareholder and such notices are returned as undeliverable, no further notices to such shareholder shall be necessary until another address for the shareholder is made known to the Corporation.

Section 1.6. Quorum. Shares entitled to vote as a separate voting group may take action on a matter at a meeting only if a quorum of those shares exists with respect to that matter. A majority of the votes entitled to be cast on the matter by the voting group shall constitute a quorum of that voting group for action on the matter. If a quorum does not exist with respect to any voting group, the President or any shareholder or proxy that is present at the meeting, whether or not a member of that voting group, may adjourn the meeting to a different date, time, or place, and notice need not be given of the new date, time, or place if the new date, time, or place is announced at the meeting before adjournment (except as provided in the next sentence). If a new record date for the adjourned meeting is or must be fixed pursuant to Section 1.3(c), however, notice of the adjourned meeting shall be given pursuant to Section 1.5 to persons who are shareholders as of the new record date. At any adjourned meeting at which a quorum exists, any matter may be acted upon that could have been acted upon at the meeting originally called, provided, however, that, if new notice is given of the adjourned meeting, then such notice shall state the purpose or purposes of the adjourned meeting sufficiently to permit action on such matters. Once a share is represented for any purpose at a meeting, including the purpose of determining that a quorum exists, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting, unless a new record date is or shall be set for that adjourned meeting.

Section 1.7. Voting Entitlement of Shares. Except as stated in the Corporation's Articles of Incorporation, each outstanding share, regardless of class, is entitled to one vote, and each fractional share is entitled to a corresponding fractional vote, on each matter voted on at a meeting of shareholders.

Section 1.8. Proxies; Acceptance of Votes and Consents.

(a) A shareholder may vote either in person or by proxy.

(b) An appointment of a proxy is not effective against the Corporation until the appointment is received by the Corporation. An appointment is valid for eleven months unless a different period is expressly provided in the proxy appointment form.

(c) The Corporation may accept or reject any appointment of a proxy, revocation of appointment of a proxy, vote, consent, waiver, or other writing purportedly signed by or for a shareholder, if such acceptance or rejection is in accordance with the provisions of Sections 7-107-203 and 7-107-205 of the Colorado Business Corporation Act.

Section 1.9. Waiver of Notice.

(a) A shareholder may waive any notice required by the Colorado Business Corporation Act, the Articles of Incorporation or these Bylaws, whether before or after the date or time stated in the notice as the date or time when any action will occur or has occurred. The waiver shall be in writing, be signed by the shareholder entitled to the notice, and be delivered to the Corporation for inclusion in the minutes or filing with the corporate records, but such delivery and filing shall not be conditions of the effectiveness of the waiver.

(b) A shareholder's attendance at a meeting waives objection to lack of notice or defective notice of the meeting, unless the shareholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting because of lack of notice or defective notice. The shareholder also waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the shareholder objects to consideration of the matter when it is presented.

Section 1.10. Action by Shareholders Without a Meeting. Any action required or permitted to be taken at a meeting of shareholders may be taken without a meeting if all of the shareholders entitled to vote on such action consent to such action in writing. Action taken pursuant to this Section shall be effective when the Corporation has received writings containing a description of the action and the consent so given, signed by all of the shareholders entitled to vote on such action. Action taken pursuant to this Section shall be effective as of the date the last writing necessary to give effect the action is received by the Corporation, unless all of the writings necessary to effect the action specify another date, which may be before or after the date the writings are received by the Corporation. Such action shall have the same effect as action taken at a meeting of shareholders and may be described as such in any document. Any shareholder who has signed a writing describing and consenting to action taken pursuant to this Section may revoke such consent by a writing signed by the shareholder describing the action and stating that the shareholder's prior consent to such action is revoked, if such writing is received by the Corporation before the action becomes effective.

Section 1.11. Meetings by Telecommunications. Any or all of the shareholders may participate in an annual or special meeting of shareholders by, or the meeting may by conducted through the use of, any means of communication by which all persons participating in the meeting may hear each other during the meeting. A shareholder participating in a meeting by this means is deemed to be present in person at the meeting.

ARTICLE II
DIRECTORS

Section 2.1. Authority of the Board of Directors. The corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, a board of directors.

Section 2.2. Number. The number of directors shall be fixed by resolution of the Board of Directors from time to time and may be increased or decreased by resolution adopted by the Board of Directors from time to time, but no decrease in the number of directors shall have the effect of shortening the term of any incumbent director.

Section 2.3. Qualification. Directors shall be natural persons at least eighteen (18) years of age, but need not be residents of the State of Colorado or shareholders of the Corporation.

Section 2.4. Election. The Board of Directors shall be elected at the annual meeting of the shareholders or at a special meeting of shareholders called for that purpose.

Section 2.5. Term. Each director shall be elected to hold office until the next annual meeting of shareholders and until the director's successor is elected and qualified.

Section 2.6. Resignation. A director may resign at any time by giving written notice of his or her resignation to any other director or (if the director is not also the corporate secretary) to the Secretary of the Corporation. The resignation shall be effective when it is received by the other director or Secretary, as the case may be, unless the notice of resignation specifies a later effective date. Acceptance of such resignation shall not be necessary to make it effective unless the notice of resignation so provides.

Section 2.7 Removal. Any director may be removed by the shareholders, with or without cause, at a meeting called for that purpose. The notice of the meeting shall state that the purpose, or one on the purposes, of the meeting is removal of the director. A director may be removed only if the number of votes cast in favor of removal exceeds the number of votes cast against removal. If cumulative voting for directors applies at the time of the proposed removal, the director may not be removed if the number of votes sufficient to elect the director under cumulative voting is voted against such removal.

Section 2.8 Vacancies.

(a) If a vacancy occurs on the Board of Directors, including a vacancy resulting from an increase in the number of directors:

(1) The shareholders may fill the vacancy at the next annual meeting or at a special meeting called for that purpose; or

(2) The Board of Directors may fill the vacancy; or

(3) If the directors remaining in office constitute fewer than a quorum of the Board of Directors, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

(b) Notwithstanding the provisions of Section 2.8(a) above, if the vacant office was held by a director elected by a voting group of shareholders, then, if one or more of the remaining directors were elected by the same voting group, only such directors are entitled to vote to fill the vacancy if it is filled by directors, and they may do so by the affirmative vote of a majority of such directors remaining in office; and only the holders of shares of that voting group are entitled to vote to fill the vacancy if it is filled by the shareholders.

(c) A vacancy that will occur at a specific later date, by reason of a resignation that will become effective at a later date under Section 2.6 or otherwise, may be filled before the vacancy occurs, but the new director may not take office until the vacancy occurs.

Section 2.9. Meetings. The Board of Directors may hold regular or special meetings within the State of Colorado or outside the State of Colorado. The Board of Directors may, by resolution, establish dates, times and places for regular meetings, which may thereafter be held without further notice. Special meetings may be called by the President or by any two directors and shall be held a the principal office of the Corporation unless another place is consented to by every director. At any time when the Board of Directors consists of a single director, that director may act at any time, date, or place without notice.

Section 2.10 Notice of Special Meeting. Notice of a special meeting shall be given to every director at least twenty four (24) hours before the time of the meeting, stating the date, time, and place of the meeting. The notice need not describe the purpose of the meeting. Notice may be given orally to the director, personally or by telephone or other wire or wireless communication. Notice may also be given in writing by telegraph, teletype, electronically transmitted facsimile, electronic mail, mail, or private carrier. Notice shall be effective at the earliest of the time it is received; five days after it is deposited in the United States mail, properly addressed to the last address for the director shown on the records of the Corporation, first class postage prepaid; or the date shown on the return receipt if mailed by registered or certified mail, return receipt requested, postage prepaid, in the United States mail and if the return receipt is signed by the director to which the notice is addressed.

Section 2.11. Quorum. Except as provided in Section 2.8, a majority of the number of directors fixed in accordance with these Bylaws shall constitute a quorum for the transaction of business at all meetings of the Board of Directors. The act of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors, except as otherwise specifically required by law.

Section 2.12. Waiver of Notice.

(a) A director may waive any notice of a meeting before or after the time and date of the meeting stated in the notice. Except as provided by Section 2.12(b), the waiver shall be in writing and shall be signed by the director. Such waiver shall be delivered to the Secretary for filing with the corporate records, but such delivery and filing shall not be conditions of the effectiveness of the waiver.

(b) A director's attendance at, or participation in, a meeting waives any required notice to him or her of the meeting unless, at the beginning of the meeting, or promptly upon his or her later arrival, the director objects to holding the meeting or transacting business at the meeting because of lack of notice or defective notice and does not thereafter vote for or assent to action taken at the meeting.

Section 2.13. <u>Attendance by Telephone</u>. One or more directors may participate in a regular or special meeting by, or conduct the meeting through the use of, any means of communication by which all directors participating may hear each other during the meeting. A director participating in a meeting by this means is deemed to be present in person at the meeting.

Section 2.14. <u>Deemed Assent to Action</u>. A director who is present at a meeting of the Board of Directors when corporate action is taken shall be deemed to have assented to all action taken at the meeting unless:

(1) The director objects at the beginning of the meeting, or promptly upon his or her arrival, to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to any action taken at the meeting;

(2) The director contemporaneously requests that his or her dissent or abstention as to any specific action taken be entered in the minutes of the meeting; or

(3) The director causes written notice of his or her dissent or abstention as to any specific action to be received by the presiding officer of the meeting before adjournment of the meeting or by the Secretary (or, if the director is the Secretary, by another director) promptly after adjournment of the meeting.

The right of dissent or abstention pursuant to this Section 2.14 as to a specific action is not available to a director who votes in favor of the action taken.

Section 2.15. Action by Directors Without a Meeting. Any action required or permitted by law to be taken at a meeting of the Board of Directors may be taken without a meeting if all members of the Board of Directors consent to such action in writing. Action shall be deemed to have been so taken by the Board of Directors at the time the last director signs a writing describing the action taken, unless, before such time, any director has revoked his or her consent by a writing signed by the director and received by the Secretary or any other person authorized by these Bylaws or the Board of Directors to receive such a revocation. Such action shall be effective at the time and date it is so taken unless the directors establish a different effective time or date. Such action has the same effect as action taken at a meeting of directors and may be described as such in any document.

ARTICLE III
COMMITTEES OF THE BOARD OF DIRECTORS

Section 3.1. Committees of the Board of Directors.

(a) Subject to the provisions of Section 7-109-106 of the Colorado Business Corporation Act, the Board of Directors may create one or more committees and appoint one or more members of the Board of Directors to serve on them. The creation of a committee and appointment of members to it shall require the approval of a majority of all the directors in office when the action is taken, whether or not those directors constitute a quorum of the Board of Directors.

(b) The provisions of these Bylaws governing meetings, action without meeting, notice, waiver of notice, and quorum and voting requirements of the Board of Directors apply to committees of the Board of Directors and their members as well.

(c) To the extent specified by resolution adopted from time to time by a majority of all the directors in office when the resolution is adopted, whether or not those directors constitute a quorum of the Board of Directors, each committee shall exercise the authority of the Board of Directors with respect to the corporate powers and the management of the business and affairs of the Corporation; except that a committee shall not:

(1) Authorize distributions;

(2) Approve or propose to shareholders action that the Colorado Business Corporation Act requires to be approved by shareholders;

(3) Fill vacancies on the Board of Directors or on any of its committees;

(4) Amend the Corporation's Articles of Incorporation pursuant to Section 7-110-102 of the Colorado Business Corporation Act;

(5) Adopt, amend, or repeal bylaws;

(6) Approve a plan of merger not requiring shareholder approval;

(7) Authorize or approve reacquisition of shares, except according to a formula or method prescribed by the Board of Directors; or

(8) Authorize or approve the issuance or sale of shares, or a contract for the sale of shares, or determine the designation and relative rights, preferences, and limitations of a class or series of shares; except that the Board of Directors may authorize a committee or an officer of the Corporation to do so within limits specifically prescribed by the Board of Directors.

(d) The creation of, delegation of authority to, or action by, a committee does not alone constitute compliance by a director with applicable standards of conduct.

ARTICLE IV
OFFICERS

Section 4.1. General. The Corporation shall have as officers a president, a secretary, and a treasurer, who shall be appointed by the Board of Directors. The Board of Directors may appoint as additional officers a chairman and other officers of the Board of Directors. The Board of Directors, the President, and such other subordinate officers as the Board of Directors may authorize from time to time, acting singly, may appoint as additional officers one or more vice presidents, assistant secretaries, assistant treasurers, and such other subordinate officers as the Board of Directors, the President, or such other appointing officers deem necessary or appropriate. The officers of the Corporation shall hold their offices for such terms and shall exercise such authority and perform such duties as shall be determined from time to time by these Bylaws, the Board of Directors, or (with respect to officers whom are appointed by the President or other appointing officers) the persons appointing them; provided, however, that the Board of Directors may change the term of offices and the authority of any officer appointed by the President or other appointing officers. Any two or more offices may be held by the same person. The officers of the Corporation shall be natural persons at least eighteen (18) years of age.

Section 4.2. Term. Each officer shall hold office from the time of appointment until the time of removal or resignation pursuant to Section 4.3 or until such officer's death.

Section 4.3. Removal and Resignation. Any officer appointed by the Board of Directors may be removed at any time by the Board of Directors. Any officer appointed by the President or other appointing officer may be removed at any time by the Board of Directors or by the person appointing the officer. Any officer may resign at any time by giving written notice of resignation to any director (or to any director other than the resigning officer if the officer is also a director), to the President, to the Secretary, or to the officer who appointed the officer. Acceptance of such resignation shall not be necessary to make it effective, unless the notice of resignation so provides.

Section 4.4. President. The President shall preside at all meetings of shareholders, and the President shall also preside at all meetings of the Board of Directors unless the Board of Directors has appointed a chairman, vice chairman, or other officer of the Board of Directors and has authorized such person to preside at meetings of the Board of Directors instead of the President. Subject to the direction and control of the Board of Directors, the President shall be the chief executive officer of the Corporation and as such shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. The President may negotiate, enter into, and execute contracts, deeds, and other instruments of behalf of the Corporation as are necessary and appropriate to the conduct to the business and affairs of the Corporation or as are approved by the Board of Directors. The President shall have such additional authority and duties as are appropriate and customary for the office of president and chief executive officer, except as the same may be expanded or limited by the Board of Directors from time to time.

Section 4.5. Vice President. The Vice President, if any, or, if there are more than one, the vice presidents in the order determined by the Board of Directors or the President (or, if no such determination is made, in the order of their appointment), shall be the officer or officers next in seniority after the President. Each vice president shall have such authority and duties as are prescribed by the Board of Directors or the President. Upon the death, absence, or disability of the President, the Vice President, if any, or, if there are more than one, the vice presidents in the order determined by the Board of Directors or the President, shall have the authority and duties of the President.

Section 4.6. Secretary. The Secretary shall be responsible for the preparation and maintenance of minutes of the meetings of the Board of Directors and of the shareholders and of the other records and information required to be kept by the Corporation under Section 7-116-101 of the Colorado Business Corporation Act and for authenticating records of the Corporation. The Secretary shall also give, or cause to be given, notice of all meetings of the shareholders and special meetings of the Board of Directors, keep the minutes of such meetings, have charge of the corporate seal and have authority to affix the corporate seal to any instrument requiring it (and, when so affixed, it may be attested by the Secretary's signature), be responsible for the maintenance of all other corporate records and files and for the preparation and filing of reports to governmental agencies (other than tax returns), and have such other authority and duties as are appropriate and customary for the office of secretary, except as the same may be expanded or limited by the Board of Directors from time to time.

Section 4.7. Assistant Secretary. The Assistant Secretary, if any, or, if there are more than one, the assistant secretaries in the order determined by the Board of Directors or the Secretary (or, if no such determination is made, in the order of their appointment) shall, under the supervision of the Secretary, perform such duties and have such authority as may be prescribed from time to time by the Board of Directors or the Secretary. Upon the death, absence, or disability of the Secretary, the Assistant Secretary, if any, or, if there are more than one, the assistant secretaries in the order designated by the Board of Directors or the Secretary (or, if no such determination is made, in the order of their appointment), shall have the authority and duties of the Secretary.

Section 4.8. Treasurer. The Treasurer shall have control of the funds and the care and custody of all stocks, bonds, and other securities owned by the Corporation, and shall be responsible for the preparation and filing of tax returns. The Treasurer shall receive all moneys paid to the Corporation and, subject to any limits imposed by the Board of Directors, shall have authority to give receipts and vouchers, to sign and endorse checks and warrants in the Corporation's name and on the Corporation's behalf, and give full discharge for the same. The Treasurer shall also have charge of disbursement of funds of the Corporation, shall keep full and accurate records of the receipts and disbursements, and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as shall be designated by the Board of Directors or the President. The Treasurer shall have such additional authority and duties as are appropriate and customary for the office of treasurer, except as the same may be expanded or limited by the Board of Directors from time to time.

Section 4.9. Assistant Treasurer. The Assistant Treasurer, if any, or, if there are more than one, the assistant treasurers in the order determined by the Board of Directors or the Treasurer (or, if no such determination is made, in the order of their appointment) shall, under the supervision of the Treasurer, have such authority and duties as may be prescribed from time to time by the Board of Directors or the Treasurer. Upon the death, absence, or disability of the Treasurer, the Assistant Treasurer, if any, or if there are more than one, the assistant treasurers in the order determined by the Board of Directors or the Treasurer (or, if no such determination is made, in the order of their appointment), shall have the authority and duties of the Treasurer.

Section 4.10. Compensation. Officers shall receive such compensation for their services as may be authorized or ratified by the Board of Directors. Election or appointment of an officer shall not of itself create a contractual right to compensation for services performed as such officer.

ARTICLE V
INDEMNIFICATION

Section 5.1. <u>Definitions</u>. As used in this Article:

(a) "Corporation" includes any domestic or foreign entity that is a predecessor of the Corporation by reason of a merger or other transaction in which the predecessor's existence ceased upon consummation of the transaction.

(b) "Director" means an individual who is or was a director of the Corporation and an individual who, while a director of the Corporation, is or was serving at the Corporation's request as a director, officer, partner, trustee, employee, fiduciary, or agent of another domestic or foreign corporation or other person or of an employee benefit plan. A director shall be considered to be serving an employee benefit plan at the Corporation's request if his or her duties to the Corporation also impose duties on, or otherwise involve services by, the director to the plan or to participants in, or beneficiaries of, the plan. "Director" includes, unless the context requires otherwise, the estate or personal representative of a director.

(c) "Expenses" includes counsel fees.

(d) "Liability" means the obligation incurred with respect to a proceeding to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses.

(e) "Official capacity" means, when used with respect to a director, the office of director in the Corporation and, when used with respect to a person other than a director as contemplated in Section 5.7, the office in the Corporation held by the officer or the employment, fiduciary, or agency relationship undertaken by the employee, fiduciary, or agent on behalf of the Corporation. "Official capacity" does not include service for any other domestic or foreign corporation or other person or employee benefit plan.

(f) "Party" includes an individual who was, is, or is threatened to be made a named defendant or respondent in a proceeding.

(g) "Proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal.

Section 5.2. Authority to Indemnify Directors.

(a) Except as provided Section 5.2(d), the Corporation may indemnify a person made a party to a proceeding because the person is or was a director against liability incurred in the proceeding if:

(1) The person conducted himself or herself in good faith; and

(2) The person reasonably believed:

(A) In the case of conduct in an official capacity with the Corporation, that his or her conduct was in the Corporation's best interests; and

(B) In all other cases, that his or her conduct was at least not opposed to the Corporation's best interests; and

(3) In the case of any criminal proceeding, the person had no reasonable cause to believe his or her conduct was unlawful.

(b) A director's conduct with respect to an employee benefit plan for a purpose the director reasonably believed to be in the interests of the participants in or beneficiaries of the plan is conduct that satisfies the requirement of Section 5.2(a)(2)(B). A director's conduct with respect to an employee benefit plan for a purpose that the director did not reasonably believe to be in the interests of the participants in or beneficiaries of the plan shall be deemed not to satisfy the requirement of Section 5.2(a)(1).

(c) The termination of a proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the director did not meet the standard of conduct described in this Section 5.2.

(d) The Corporation may not indemnify a director under this Section 5.2:

(1) In connection with a proceeding by or in the right of the Corporation in which the director was adjudged liable to the Corporation; or

(2) In connection with any other proceeding charging that the director derived an improper personal benefit, whether or not involving action in an official capacity, in which proceeding the director was adjudged liable on the basis that he or she derived an improper personal benefit.

(e) Indemnification permitted under this Section 5.2 in connection with a proceeding by or in the right of the Corporation is limited to reasonable expenses incurred in connection with the proceeding.

Section 5.3. Mandatory Indemnification of Directors. The Corporation shall indemnify a person who was wholly successful, on the merits or otherwise, in defense of any proceeding to which the person was a party because the person is or was a director, against reasonable expenses incurred by him or her in connection with the proceeding.

Section 5.4. Advance of Expenses to Directors.

(a) The Corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of the final disposition of the proceeding if:

(1) The director furnishes the Corporation a written affirmation of the director's good-faith belief that he or she has met the standard of conduct described in Section 5.2.

(2) The director furnishes the Corporation a written undertaking, executed personally or on the director's behalf, to repay the advance if it is ultimately determined that he or she did not meet such standard of conduct; and

(3) A determination is made that the facts then known to those making the determination would not preclude indemnification under this Article.

(b) The undertaking required by Section 5.4(a)(2) shall be an unlimited general obligation of the director, but need not be secured and may be accepted without reference to financial ability to make repayment.

(c) Determinations and authorizations of payments under this Section 5.4 shall be made in the manner specified in Section 5.6.

Section 5.5. Court-Ordered Indemnification of Directors. A director who is or was a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice the court considers necessary, may order indemnification in the following manner:

(1) If the court determines that the director is entitled to mandatory indemnification under Section 5.3, the court shall order indemnification, in which case the court shall also order the Corporation to pay the director's reasonable expenses incurred to obtain court-ordered indemnification.

(2) If it determines that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director met the standard of conduct set forth in Section 5.2(a) or was adjudged liable in the circumstances described in Section 5.2(d), the court may order such indemnification as the court deems proper; except that the indemnification with respect to any proceeding in which liability shall have been adjudged in the circumstances described in Section 5.2(d) is limited to reasonable expenses incurred in connection with the proceeding and reasonable expenses incurred to obtain court-ordered indemnification.

Section 5.6. <u>Determination and Authorization of Indemnification of Directors</u>.

(a) The Corporation may not indemnify a director under Section 5.2 unless authorized in the specific case after a determination has been made that indemnification of the director is permissible under the circumstances because the director has met the standard of conduct set forth in Section

5.2. The Corporation shall not advance expenses to a director under Section 5.4 unless authorized in the specific case after the written affirmation and undertakings required by Sections 5.4(a)(1) and 5.4(a)(2) are received and the determination required by Section 5.4(a)(3) has been made.

(b) The determination required by Section 5.6(a) shall be made:

(1) By the Board of Directors by a majority vote of those present at a meeting at which a quorum is present, and only those directors not parties to the proceeding shall be counted in satisfying the quorum; or

(2) If a quorum cannot be obtained, by a majority vote of a committee of the Board of Directors designated by the Board of Directors, which committee shall consist of two or more directors not parties to the proceeding; except that directors who are parties to the proceeding may participate in the designation of directors for the committee.

(c) If the quorum cannot be obtained as contemplated in Section 5.6(b)(1), and a committee cannot be established under Section 5.6(b)(2) if a quorum is obtained or a committee is designated, if a majority of the directors constituting such quorum or such committee so directs, the determination required to be made by Section 5.6(a) shall be made:

(1) By independent legal counsel selected by a vote of the Board of Directors or the committee in the manner specified in Section 5.6(b)(1) or 5.6(b)(2), or, if a quorum of the full Board of Directors cannot be obtained and a committee cannot be established, by independent legal counsel selected by a majority vote of the full Board of Directors; or

(2) By the shareholders.

(d) Authorization of indemnification and advance of expenses shall be made in the same manner as the determination that indemnification or advance of expenses is permissible; except that, if the determination that indemnification or advance of expenses is permissible is made by independent legal counsel, authorization of indemnification and advance of expenses shall be made by the body that selected such counsel.

Section 5.7. Indemnification of Officers, Employees, Fiduciaries, and Agents.

(a) An officer is entitled to mandatory indemnification under Section 5.3 and is entitled to apply for court-ordered indemnification under Section 5.5, in each case to the same extent as a director;

(b) The Corporation may indemnify and advance expenses to an officer, employee, fiduciary, or agent of the Corporation to the same extent as to a director; and

(c) The Corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent than is provided in these Bylaws, if not inconsistent with public policy, and if provided for by general or specific action of its Board of Directors or shareholders or by contract.

Section 5.8. Insurance. The Corporation may purchase and maintain insurance on behalf of a person who is or was a director, officer, employee, fiduciary, or agent of the Corporation or who, while a director, officer, employee, fiduciary, or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee, fiduciary, or agent of another domestic or foreign corporation or other person or of an employee benefit plan, against any liability asserted against or incurred by the person in that capacity or arising out of his or her status as a director, officer, employee, fiduciary, or agent, whether or not the Corporation would have the power to indemnify the person against the same liability under Section 5.2, 5.3, or 5.7. Any such insurance may be procured from any insurance company designated by the Board of Directors, whether such insurance company is formed under the laws of the State of Colorado or any other jurisdiction of the United States or elsewhere, including any insurance company in which the Corporation has equity or any other interest, through stock ownership or otherwise.

Section 5.9. Notice to Shareholders of Indemnification of Director. If the Corporation indemnifies or advances expenses to a director under this Article in connection with a proceeding by or in the right of the Corporation, the Corporation shall give written notice of the indemnification or advance to the shareholders with or before the notice of the next meeting of shareholders. If the next shareholder action is taken without a meeting at the instigation of the Board of Directors, such notice shall be given to the shareholders at or before the time the first shareholder signs a writing consenting to such action.

ARTICLE VI

SHARES

Section 6.1. Certificates. Certificates representing shares of the capital stock of the Corporation shall be in such form as is approved by the Board of Directors and shall be signed by (a) the President or any Vice President, and by (b) the Secretary or an assistant secretary or the Treasurer or an assistant treasurer. All certificates shall be consecutively numbered, and the names of the owners, the number of shares, and the date of issue shall be entered on the books of the Corporation. Each certificate representing shares of the Corporation shall state upon its face:

(a) That the Corporation is organized under the laws of the State of Colorado;

(b) The name of the person to whom issued;

(c) The number and class of the shares and the designation of the series, if any, that the certificate represents;

(d) The par value, if any, of each share represented by the certificate; and

(e) Any restrictions imposed by the Corporation upon the transfer of the shares represented by the certificate.

Section 6.2. Transfer of Shares. Transfers of shares shall be made on the books of the Corporation only upon presentation of the certificate or certificates representing such shares properly endorsed by the person or persons appearing upon the face of such certificate to be the owner, or accompanied by a proper transfer or assignment separate from the certificate, except as may otherwise be expressly provided by the statutes of the State of Colorado or by order of a court of competent jurisdiction. The officers or transfer agents of the Corporation may, in their discretion, require a signature guaranty before making any transfer. The Corporation shall be entitled to treat the person in whose name any shares are registered on its books as the owner of those shares for all purposes and shall not be bound to recognize any equitable or other claim or interest in the shares on the part of any other person, whether or not the Corporation shall have notice of such claim or interest.

Section 6.3. Shares Held for Account of Another. The Board of Directors may adopt by resolution a procedure whereby a shareholder of the Corporation may certify in writing to the Corporation that all or a portion of the shares registered in the name of such shareholder are held for the account of a specified person or persons. The resolution shall set forth:

(a) The classification of shareholders who may certify;

(b) The purpose or purposes for which the certification may be made;

(c) The form of certification and information to be contained in such certification;

(d) If the certification is with respect to a record date or closing of the stock transfer books, the time after the record date or the closing of the stock transfer books within which the certification must be received by the Corporation; and

(e) Such other provisions with respect to the procedure as are deemed necessary or desirable. Upon receipt by the Corporation of a certification complying with the procedure, the persons specified in the certification shall be deemed, for the purpose or purposes set forth in the certification, to be the holders of record of the number of shares specified in place of the shareholder making the certification.

ARTICLE VII
MISCELLANEOUS

Section 7.1. Corporate Seal. The Board of Directors may adopt a seal, circular in form and bearing the name of the Corporation and the words "Seal" and "Colorado," which, when adopted, shall constitute the seal of the Corporation. The seal may be used by causing it or a facsimile of it to be impressed, affixed, manually reproduced, or rubber stamped with indelible ink.

Section 7.2. Fiscal Year. The Board of Directors may, by resolution, adopt a fiscal year for the Corporation.

Section 7.3. Receipt of Notices by the Corporation. Notices, shareholder writings consenting to action, and other documents or writings shall be deemed to have been received by the Corporation when they are received:

(a) At the registered office of the Corporation in the State of Colorado;

(b) At the principal office of the Corporation (as that office is designated in the most recent document filed by the Corporation with the Secretary of State for the State of Colorado designating a principal office) addressed to the attention of the Secretary of the Corporation;

(c) By the Secretary of the Corporation wherever the Secretary may be found; or

(d) By any other person authorized from time to time by the Board of Directors, the President, or the Secretary to receive such writings, wherever such person is found.

Section 7.4. Amendment of Bylaws. These Bylaws may at any time, and from time to time, be amended, supplemented, or repealed by the Board of Directors.

EXHIBIT 2.3

DIRECTOR'S
INDEMNIFICATION AGREEMENT

THIS DIRECTOR'S INDEMNIFICATION AGREEMENT, dated as of ____________ ("this Agreement"), by and between LAKEVIEW DEVELOPMENT CORPORATION, a Colorado corporation (the "Corporation"), and ________________________________ ("Indemnitee").

WHEREAS, highly competent persons are becoming more reluctant to serve corporations as directors or in other capacities unless they are provided with adequate protection through indemnification against inordinate risks of claims and actions against them arising out of their service to and activities on behalf of the corporation;

WHEREAS, the Board of Directors of the Corporation has determined that the inability to attract and retain such persons would be detrimental to the best interests of the Corporation's shareholders and that the Corporation should act to assure such persons that there will be increased certainty of such protection in the future;

WHEREAS, it is reasonable, prudent and necessary for the Corporation contractually to obligate itself to indemnify such persons to the fullest extent permitted by applicable law so that they will serve or continue to serve the Corporation free from undue concern that they will not be so indemnified; and

WHEREAS, Indemnitee is willing to serve, continue to serve and to take on additional service for or on behalf of the Corporation on the condition that he or she be so indemnified;

NOW THEREFORE, in consideration of the premises and the covenants contained herein, the Corporation and Indemnitee do hereby covenant and agree as follows:

Section 1. <u>Service by Indemnitee.</u> Indemnitee agrees to serve as director of the Corporation and agrees to the indemnification provisions provided for in this Agreement. Indemnitee may at any time and for any reason resign from such position (subject to any other contractual obligation or other obligation imposed by operation of law), in which event the Corporation shall have no obligation under this Agreement to continue Indemnitee in any such position.

Section 2. <u>Indemnification.</u> The Corporation shall indemnify Indemnitee to the fullest extent permitted by applicable law in effect on the date of this Agreement or as such laws may from time to time be amended. Without diminishing the scope of the indemnification provided by this Section, the rights of indemnification of Indemnitee provided hereunder shall include indemnification in respect of the Corporation's offerings of securities, and shall not be limited to those rights set forth in this Agreement, except to the extent expressly prohibited by applicable law.

Section 3. <u>Action or Proceeding Other Than an Action by or in the Right of the Corporation.</u> Indemnitee shall be entitled to the indemnification rights provided in this Section if he or she is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in nature, other than an action by or in the right of the Corporation, by reason of the fact that he or she is or was a director, officer, employee, agent or fiduciary of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, agent or fiduciary of any other entity or by reason of anything done or not done by him or her in any such capacity. Pursuant to this Section, Indemnitee shall be indemnified against expenses (including attorneys' fees), costs, judgements, penalties, fines and amounts paid in settlements actually and reasonably incurred by him or her in connection with such action, suit or proceeding (including, but not limited to, the investigation, defense or appeal thereof), if he or she acted in good faith and in any manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, except that no indemnification shall be made in respect to any claim, issue or matter as to which Indemnitee shall have been finally adjudged to be liable for (i) negligence or misconduct in the performance of his or her duty to the Corporation unless and only to the extent that the court in which such action of suit was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, Indemnitee is fairly and reasonably entitled to indemnity for such expenses as such court shall deem proper or (ii) the indemnification does not relate to any liability arising under Section 16(b) of the Securities Exchange Act of 1934, as amended, or any of the rules or regulations promulgated thereunder. Notwithstanding the foregoing, the Corporation shall be required to indemnify an officer or director in connection with an action, suit or proceeding initiated by such person only if such action, suit or proceeding was authorized by the Board of Directors of the Corporation.

Section 4. Actions by or in the Right of the Corporation. Indemnitee shall be entitled to the indemnification rights provided in this Section if he or she is a person who was or is made a party or is threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee, agent or fiduciary of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, agent or fiduciary of any other entity by reason of anything done or not done by him or her in any capacity. Pursuant to this Section, Indemnitee shall be indemnified against expenses (including attorneys' fees) and costs actually and reasonably incurred by him or her in connection with such action or suit (including, but not limited to, the investigation, defense or appeal thereof), if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation; provided, however, that no such indemnification shall be made in respect to any claim, issue or matter as to which applicable law expressly prohibits such indemnification by reason of an adjudication of liability of Indemnitee to the Corporation, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite such adjudication of liability but in view of all the circumstances of the case, Indemnitee is fairly and reasonably entitled to indemnification for such expenses and costs as such court shall deem proper.

Section 5. Indemnification for Costs, Charges and Expenses of Successful Party. Notwithstanding the other provisions of this Agreement, to the extent that Indemnitee has served as a witness on behalf of the Corporation or has been successful on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, in defense of any action, suit, or proceeding referred to in Section 3 and Section 4 of this Agreement, or in defense of any claim, issue or matter therein, he or she shall be indemnified against all costs, charges and expenses (including attorneys' fees) actually and reasonably incurred by him or her on his or her behalf in connection therewith.

Section 6. Partial Indemnification. If Indemnitee is only partially successful in the defense, investigation, settlement or appeal of any action, suit, investigation or proceeding described in Section 3 or Section 4 of this Agreement, and as a result is not entitled under Section 5 of this Agreement by the Corporation for the total amount of the expenses (including attorneys' fees), costs, judgements, penalties, fines and amounts paid in settlement actually and reasonably incurred by him or her, the Corporation shall nevertheless indemnify Indemnitee, as a matter of right pursuant to Section 5 of this Agreement, to the extent Indemnitee has been partially successful.

Section 7. Determination of Entitlement to Indemnification. Upon written request by Indemnitee for indemnification pursuant to Section 3 or Section 4 of this Agreement, the entitlement of Indemnitee to indemnification pursuant to the terms of this Agreement shall be determined by the following person or persons who shall be empowered to make such determination: (a) the Board of Directors of the Corporation by a majority vote of a quorum consisting of Disinterested Directors (as defined in Section 17 of this Agreement); or (b) if such a quorum is not obtainable or, even if obtainable, if the Board of Directors by the majority vote of Disinterested Directors so directs, by Independent Counsel (as hereinafter defined) in a written opinion to the Board of Directors, a copy of which shall be delivered to Indemnitee; or (c) by the shareholders. Such Independent Counsel shall be selected by the Board of Directors and approved by the Indemnitee. Upon failure of the Board of Directors to so select such Independent Counsel or upon failure of Indemnitee to so approve, such Independent Counsel shall be selected by a court of competent jurisdiction upon application by the Indemnitee or the Corporation. Such determination of entitlement to indemnification shall be made no later than 60 days after receipt by the Corporation of a written request for indemnification. Such request shall include documentation or information which is necessary for such determination and which is reasonably available to Indemnitee. Any costs or expenses (including attorneys' fees) incurred by Indemnitee in connection with his or her request for indemnification under this Agreement shall be borne by the Corporation. The Corporation hereby indemnifies and agrees to hold Indemnitee harmless therefrom irrespective of the outcome of the determination of Indemnitee's entitlement to indemnification. If the person making such determination shall determine that Indemnitee is entitled to indemnification as to part (but not all) of the application for indemnification, such person shall reasonably prorate such partial indemnification among such claims, issues or matters.

Section 8. Presumptions and Effect of Certain Proceedings. The Secretary of the Corporation shall, promptly upon receipt of Indemnitee's request for indemnification, advise in writing the Board of Directors or such other person or persons empowered to make the determination as provided in Section 7 that Indemnitee has made such request for indemnification. Indemnitee shall be presumed to be entitled to indemnification under this Agreement and the Corporation shall have the burden of proof in the making of any determination contrary to such presumption. If the person or persons so empowered to make such determination shall have failed to make the requested indemnification within 60 days after receipt by the Corporation of such request, the requisite determination of entitlement to determination shall be deemed to have been made and Indemnitee shall be absolutely entitled to such indemnification, absent actual and material fraud in the request for indemnification. The termination of any action, suit, investigation or proceeding described in Section 3 or Section 4 of this Agreement by judgement, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, in itself (a) create a presumption that Indemnitee did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, that Indemnitee had reasonable cause to believe that his conduct was unlawful or (b) otherwise adversely affect the rights of the Indemnitee to indemnification except as may be provided in this Agreement.

Section 9. Advancement of Expenses and Costs. All reasonable expenses and costs incurred by Indemnitee (including attorneys' fees, retainers and advances of disbursements required of Indemnitee) shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding at the request of Indemnitee within twenty days after the receipt by the Corporation of a statement or statements from Indemnitee requesting such advance or advances from time to time. Indemnitee's entitlement to such expenses shall include those incurred in connection with any proceeding by Indemnitee seeking an adjudication pursuant to this Agreement. Such statement or statements shall reasonably evidence the expenses and costs incurred by him or her in connection therewith and shall include or be accompanied by an undertaking by or on behalf of Indemnitee to repay such amount if it is ultimately determined that Indemnitee is not entitled to be indemnified against such expenses and costs by the Corporation as provided by this Agreement or otherwise.

Section 10. Remedies of Indemnitee in Cases of Determination not to Indemnify or to Advance Expenses. In the event that a determination is made that Indemnitee is not entitled to indemnification under this Agreement or if payment has not been timely made following a determination of entitlement to indemnification pursuant to Section 5, 7 and 8, or if expenses are not advanced pursuant to Section 9, Indemnitee shall be entitled to a final adjudication in a court of competent jurisdiction of his or her entitlement to such indemnification or advance. The Corporation shall not oppose Indemnitee's right to seek any such adjudication or any other claim. Such judicial proceeding shall be made de novo and Indemnitee shall not be prejudiced by reason of a determination (if so made) that he or she is not entitled to indemnification. If a determination is made or deemed to have been made pursuant to the terms of Section 7 or Section 8 of this Agreement that Indemnitee is entitled to indemnification, the Corporation shall be bound by such determination and is precluded from asserting that such determination has not been made or that the procedure by which such determination was made is not valid, binding and enforceable. The Corporation further agrees to stipulate in any such court that the Corporation is bound by all the provisions of this Agreement and is precluded from making any assertion to the contrary. If the court shall determine that the Indemnitee is entitled to any indemnification under this Agreement, the Corporation shall pay all reasonable expenses (including attorneys' fees) and costs actually incurred by Indemnitee in connection with such adjudication (including, but not limited to, any appellate proceedings).

Section 11. Other Rights to Indemnification. The indemnification and advancement of expenses (including attorneys' fees) and costs provided by this Agreement shall not be deemed exclusive of any other rights to which Indemnitee may now or in the future be entitled under any provision of the Corporation's Bylaws, agreement, provisions of the Corporation's Articles of Incorporation, vote of shareholders or Disinterested Directors, provision of law or otherwise.

Section 12. Attorneys' Fees and Other Expenses to Enforce Agreement. In the event that Indemnitee is subject to or intervenes in any proceeding in which the validity or enforceability of this Agreement is at issue or seeks an adjudication or award in arbitration to enforce his or her rights under, or to recover damages for breach of, this Agreement, Indemnitee, if he or she prevails in whole or in part in such action, shall be entitled to recover from the Corporation, and shall be indemnified by the Corporation against, any actual expenses for attorneys' fees and disbursements reasonably incurred by him or her.

Section 13. Duration of Agreement. This Agreement shall continue until and terminate upon the later of (a) 10 years after Indemnitee has ceased to occupy any of the positions or have any of the relationships described in Section 3 or Section 4 of this Agreement or (b) the final termination of all pending or threatened actions, suits, proceedings or investigations with respect to Indemnitee. This Agreement shall be binding upon the Corporation and its successors and assigns and shall inure to the benefit of Indemnitee and his or her spouse, assigns, heirs, devisees, executors, administrators or other legal representatives.

Section 14. Severability. If any provision or provisions of this Agreement shall be held to be invalid, illegal or unenforceable for any reason whatsoever (a) the validity, legality and enforceability of the remaining provisions of this Agreement (including without limitation, all portions of any paragraphs of this Agreement containing any such provision held to be invalid, illegal or unenforceable, that are not themselves invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (b) to the fullest extent possible, the provisions of this Agreement (including, without limitation, all portions of any paragraph of this Agreement containing any such provision held to be invalid, illegal or unenforceable, that are not themselves invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

Section 15. Identical Counterparts. This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original, but all of which together shall constitute one and the same agreement. Only one such counterpart signed by the party against whom enforceability is sought needs to be produced to evidence the existence of this Agreement.

Section 16. Headings. The headings of the paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction of this Agreement.

Section 17. Definitions.

For purposes of this Agreement:

(a) "Disinterested Director" shall mean a director of the Corporation who is not or was not a party to the action, suit, investigation or proceeding in respect of which indemnification is being sought by Indemnitee.

(b) "Independent Counsel" shall mean a law firm or member of a law firm that neither is presently nor in the past five years has been retained to represent (i) the Corporation or Indemnitee in any matter material to either such party or (ii) any other party to the action, suit, investigation or proceeding giving rise to a claim for indemnification under this Agreement. Notwithstanding the foregoing, the term "Independent Counsel" shall not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Corporation or Indemnitee in an action to determine the Indemnitee's right to indemnification under this Agreement.

Section 18. Modification and Waiver. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by both of the parties to this Agreement. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions of this Agreement (whether or not similar) nor shall such waiver constitute a continuing waiver.

Section 19. Notice by Indemnitee. Indemnitee agrees to notify the Corporation in writing upon being served with any summons, citation, subpoena, complaint, indictment, information or other document relating to any matter which may be subject to indemnification covered under this Agreement, either civil, criminal or investigative.

Section 20. Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given if (a) delivered by hand and receipted for by the party to whom said notice or other communication shall have been directed or if (b) mailed by certified or registered mail with postage prepaid on the third business day after the date on which it is so mailed, to the following addresses:

(a) to Indemnitee:

____
____
____

(b) to the Corporation:

Lakeview Development Corporation
5251 DTC Parkway, Suite 1185
Englewood, Colorado 80111
Attention: David M. Summers, President

or to such address as may have been furnished to Indemnitee by the Corporation or to the Corporation by Indemnitee, as the case may be.

Section 21. Other Agreements. This Agreement restates and supersedes, but does not limit or negate, any indemnification, rights or interests of Indemnitee under any prior agreements between the Corporation and Indemnitee.

Section 22. Governing Law. The parties agree that this Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Colorado, as applied to contracts to be performed solely within the State of Colorado.

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement on the day and year first above written.

LAKEVIEW DEVELOPMENT CORPORATION

By:______________________________________
David M. Summers, President

INDEMNITEE:

____

EXHIBIT 3.1

CONSTRUCTION LOAN AGREEMENT

Loan No. 245913

THIS CONSTRUCTION LOAN AGREEMENT ("Agreement") is entered into as of this _____ day of December, 2002, and evidences the terms and conditions under which COMMERCIAL FEDERAL BANK, A FEDERAL SAVINGS BANK ("Bank"), will provide a construction loan to LAKEVIEW DEVELOPMENT CORPORATION, a Colorado corporation (Borrower").

RECITALS:

A. Borrower is the owner of certain real property described as on Exhibit "A" attached hereto (the "Property") and has asked Bank to provide a construction loan of up to Five Million Dollars ($5,000,000.00) to be secured by a first lien on the Property and the improvements located thereon and to be constructed thereon. The total loan proceeds will be made available under the terms of this Agreement for the development of a 188 acre residential and mix-use project on the Property (the "Project").

B. Bank and Borrower contemplate the making of a loan (the "Construction Loan") by Bank to Borrower to refinance the remaining balances of its land acquisition loans and to fund additional pre-platting development costs associated with the Project, as described on Exhibit "B" attached hereto, subject to the terms, conditions and provisions of this Agreement and other related loan documents.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Bank and Borrower agree as follows:

1. LOAN ADVANCES AND DISBURSEMENTS. Subject to the provisions of this Agreement, disbursements under the Construction Loan shall be made as follows:

a. Disbursements of loan proceeds shall be made in an aggregate total amount not to exceed Five Million Dollars ($5,000,000.00). Prior to any disbursements being made by Bank, Bank may, at its option, require Borrower to deposit with Bank, to be used for Project and/or loan purposes, as determined by Bank, a sum deemed necessary by Bank to fund any difference between the construction and loan related expenses and the Construction Loan proceeds, which funds may be required at Bank's option to be used for the Project prior to Bank disbursing any funds from the Construction Loan. In the alternative, Bank may waive the deposit requirement, as long as Borrower promptly pays, as and when due, all construction and loan related expenses above the Construction Loan amount, and provides Bank with copies of bills and invoices, along with evidence of full payment. Bank will not be required to make any disbursements of principal at any time Bank, in its reasonable discretion, concludes that the progress of development of the Project is unacceptable in any material respect.

The total cost of the Project includes the cost of acquiring the underlying real property upon which the Project is to be constructed, which must be acquired by Borrower using its own funds and be owned solely by Borrower, free and clear of all liens except liens in favor of Bank.

b. All disbursements and advances shall be requested by Borrower. Said requests shall be made by issuance of a Draw Request Letter from Borrower to Bank. Each Request shall be accompanied by Standard American Institute of Architects Forms (Application and Certificate for Payment) as to description of and percentage of work completed as well as certification that the completed work has been done per the plans and specifications, in a good and workmanlike manner, and in compliance with the cost estimates previously furnished by Borrower to Bank. Bank may further require lien waivers from all contractors, subcontractors and material and labor suppliers, together with certifications from Borrower and the general contractor that all claims for labor and materials furnished prior to all other Draw Request Letters have been paid and discharged in full. In addition, Borrower shall comply with all other terms and requirements under this Agreement. Disbursements and advances will be made by Bank only after Bank has approved (in its sole discretion) a Draw Request Letter and any progress and inspection reports from an independent architect and/or engineer hired by Bank at Bank's option, and at Borrower's expense. Actual disbursements may, at Bank's option, be ten percent (10%) less than the amount requested, which retention shall be held by Bank and disbursed in accordance with subparagraph (i) below. Whether or not an architect/engineer has been hired, Bank shall be entitled to rely on its own inspection reports prior to making any loan disbursement or advance, and Borrower shall pay the cost of Bank obtaining such reports. Draw Request Letters shall be submitted not less than ten (10) days prior to a monthly disbursement date. Disbursements and advances may be made by Bank to Borrower or for the benefit of Borrower and shall be made not more than once each month. Bank may require endorsements to the title policy, updating coverage to at least the total amount disbursed. Bank may at its option hire an escrow agent at Borrower's expense, who shall make disbursements and advances to Borrower and/or third parties pursuant to a written escrow agreement with Bank.

c. At the sole option of Bank, Borrower shall pay for the services of an independent architect/engineer to be chosen by and acceptable to Bank. Borrower will provide such architect/engineer access to the Project and will also provide all items which may reasonably be required for analysis of the construction, compliance with construction requirements, laws, regulations, compliance with plans, specifications, cost breakdowns, contracts, and necessary items for approval of draw requests. Any change orders or requested changes in plans and specifications of a material nature shall also be provided to the architect/engineer concurrent with or prior to a request for Bank's approval. A full set of plans, specifications and contract items shall be provided to the architect/engineer prior to the first draw request.

d. Borrower shall provide Land Title Guarantee Company as issuing agent for Old Republic National Title Insurance Company ("Title Company") all items which might be required by Title Company to insure against liens and update coverage, including lien waivers, draw requests, lien affidavits, invoices, and all other matters as Title Company may require, and copies of such shall be provided to Bank with each draw request.

e. Advances for materials shall be made only when they are in place on site per the plans and specifications, or properly stored on site and secured against theft or vandalism to Bank's reasonable discretion.

f. Upon any breach or default by Borrower under this Agreement, or any other documents executed in connection with the Construction Loan, or at any time Bank determines in its reasonable discretion that the Project is not being constructed and developed substantially in accordance with any plans and specifications, or that requisite and acceptable standards of workmanship are not being met, Bank shall have the right, in addition to declaring the Construction Loan to be in default, to take over and complete in whole or in part such of the construction and development of the Project as Bank may in its sole and absolute discretion deem advisable, and may do the same by and through any agent, contractor, or subcontractor of Bank's choice, and may disburse any part or all of the undisbursed loan proceeds and any other sums deposited, held, pledged or escrowed with or for the benefit of Bank, to be used and disbursed by Bank in payment of the costs, expenses, attorneys' fees, and other costs and fees incurred in, or in connection with, the taking over and full or partial completion, including, but not limited to, reasonable supervision and management fees to Bank. Bank shall further have the rights as specified in other provisions of this Agreement.

g. Although Bank shall have no obligation to advance and disburse Construction Loan proceeds unless and until all terms and conditions this Agreement have been kept, fulfilled and performed, Bank may, in its sole discretion, make advances and disbursements prior to the fulfillment of such terms and conditions, and such advancements and disbursements shall not constitute a waiver of any of Bank's rights hereunder and all such conditions and other requirements shall nevertheless continue in all other circumstances to be strictly and punctually complied with, fulfilled and performed by Borrower.

h. When requested by Bank, and at Borrower's expense, Bank shall obtain a "stem wall" endorsement to Bank's policy of title insurance, in such form as is acceptable to Bank. Such shall be provided, at Bank's option, before Bank is obligated to disburse Construction Loan proceeds for any subsequent work performed at the Project.

i. Prior to the making of the final disbursement and advance from the Construction Loan (i.e., disbursement of the retention referenced in subparagraph (b) above) and prior to payment of any final retention under the construction documents, Borrower and the general contractor shall certify to Bank that all work contemplated by the construction documents and plans and specifications has been completed in accordance with such plans and specifications. Such work shall include all grading, parking lots, improvements, landscaping and all other on-site and off-site improvements, all of which shall be made and completed with first-class materials and in a good, substantial and workman-like manner and shall be equipped with first class equipment. Any work or materials not directly noted in the approved plans and specifications, but necessary for the proper carrying out of the intention hereof, are to be implied and are to be provided for as if specifically described. Incorporation into the improvements of any work, materials or equipment which do not conform to the above-described standards at any time during the course of the work shall be deemed an immediate default. In addition to the other requirements stated herein, Borrower shall furnish to Bank and Title Company final, full and complete labor and material lien waivers from all contractors, subcontractors, and material and labor suppliers representing the aggregate of the entire cost of the Project. In addition, Borrower shall furnish to Bank any and all other documents, certifications, and statements as Bank shall reasonably require in connection with the final advance and disbursement under the Construction Loan.

2. **CONDITIONS PRECEDENT TO CONSTRUCTION LOAN**. As conditions precedent and material to any obligation of Bank to make advances under the Construction Loan, Borrower, at its sole expense, shall deliver to Bank the following items, each of which shall be subject to Bank's review and approval:

a. Mortgagee Title Insurance. A current commitment for an ALTA Form mortgagee policy of title insurance to be issued in favor of Bank, with endorsements thereto which Bank, in its sole discretion, may require, including but not limited to a Comprehensive Endorsement or its equivalent, insuring Bank's interest in the Property for the full potential amount of the Construction Loan and the priority of the Deed of Trust securing the Note, together with legible copies of the exceptions to title reflected therein. The policy shall be in a form satisfactory to Bank and shall be issued by an insurer approved by Bank prior to the closing of the Construction Loan. The policy shall delete by endorsement the standard exceptions with respect to mechanics' liens; rights of parties in possession; easements not shown by public records; and discrepancies, conflicts in boundary lines, shortage in area, encroachments, and any facts which a correct survey and visual inspection of the Property would disclose. The policy shall show that merchantable record fee simple title to the Property is vested solely in Borrower, subject only to current taxes not yet due and payable and such other matters approved or waived in writing by Bank. The premium for such policy and any endorsements thereto which Bank may require shall be paid by Borrower.

The policy shall be delivered to Bank within thirty (30) days following the closing of the Construction Loan.

b. Governmental Requirements. Obtain and at all times keep in full force and effect such governmental and municipal approvals as may be necessary to comply with all environmental, ecological, and other governmental requirements relating to the Property or the Project, as such requirements may exist from time to time, and Borrower shall submit to Bank proof reasonably satisfactory to Bank that Borrower has obtained all such approvals and that all applicable appeal periods have passed.

c. Taxes. All general real estate taxes and special assessments shall have been paid and discharged and evidence furnished to Bank of such payment, except for general real estate taxes not yet due and delinquent.

d. Costs of Loan. Evidence of payment of all costs, title insurance premiums, charges, survey costs, recording fees and taxes, appraisal fees, architect and engineering fees (for the architect and engineer hired by Bank and the architect and engineer hired by Borrower), counsel fees and any other fees, costs and expenses incurred by Bank or Borrower in connection with the Construction Loan, the Property and the Project.

e. Loan Documents. Execution and delivery to Bank of a Promissory Note and all other documents and agreements required by Bank to evidence or secure the Construction Loan including due on sale or encumbrance provisions (the "Loan Documents"), in form and content acceptable to Bank and its legal counsel.

3. **COMPLETION OF PROJECT**. Borrower agrees to construct and develop the Project in accordance with all applicable laws and regulations, conditions, covenants and restrictions running with the land, zoning laws and ordinances, building, health and safety codes, and all other requirements of regulatory authorities having jurisdiction. Borrower agrees that no personal property of Borrower shall be purchased or installed under any security agreement, lease or other arrangement whereby a security interest, lien, or right is reserved or accrued to any third person or entity to remove or repossess any such items or to claim or assert a lien upon any such property, and Borrower shall, on demand by Bank, procure and deliver to Bank evidence in form satisfactory to Bank that no supplier, vendor or creditor has any such security interest, lien or right.

4. **SIGNS**. Bank may announce publicly and advertise its financing pursuant hereto including the right to erect and maintain signs on the site during the construction period.

5. **BORROWER'S COVENANTS**. Borrower hereby covenants and agrees with Bank that, so long as the Construction Loan remains unsatisfied, Borrower will comply with the following covenants:

a. Borrower will use the proceeds of the Construction Loan only for the purposes hereinabove specified and will furnish the Bank such evidence as it may reasonably require with respect to such use;

b. Borrower will pay or cause to be paid when due, all taxes, assessments, and charges or levies imposed upon it or any of its property or which it is required to withhold and pay over, except where contested in good faith by appropriate proceedings with adequate reserves therefor having been set aside on appropriate books of account;

c. Borrower will not sell, transfer, lease, or otherwise dispose of all or (except in the ordinary course of business) any material part of its assets;

d. Borrower will not mortgage, pledge, grant, or permit to exist any security interest in or lien on the Project other than liens in favor of Bank;

e. Borrower will not furnish Bank any certificate, statement, report, or other document that contains any untrue statement of material fact or that omits to state a material fact necessary to make it not misleading in light of the circumstances under which it is furnished.

6. **EVENTS OF DEFAULT**. The occurrence of any one or more of the following events shall constitute an Event of Default hereunder (subject to any grace periods and notice requirements of the Note):

a. Borrower shall fail to pay the Note as and when due;

b. Borrower shall fail to observe, perform, or comply with any other obligation, covenant, or agreement to be observed, performed, or complied with by it hereunder or under any of the Loan Documents, or other agreements related to the Construction Loan, and such failure shall continue beyond the stated cure period, if any;

c. Any financial statement, representation, warranty, or certificate made or furnished by Borrower to Bank in connection with, this Agreement, or as inducement to Bank to enter into this Agreement, or in any separate statement, certificate, report, or document to be delivered to Bank at any time, shall be materially false, incorrect, or incomplete when made;

d. Borrower shall become insolvent, shall admit an inability to pay debts as they mature, or shall make an assignment for the benefit of creditors;

e. Proceedings in bankruptcy, or for reorganization, or for the readjustment of debts, under the Bankruptcy Act, as amended, or any part thereof, or under any other laws, whether state or federal, for the relief of debtors, now or hereafter existing, shall be commenced by Borrower, or if commenced against Borrower, shall not be dismissed within sixty (60) days of its filing;

f. A receiver or trustee shall be appointed for Borrower or for any substantial part of Borrower's assets, or any proceeding shall be instituted for the dissolution or the full or partial liquidation of Borrower, and such receiver or trustee shall not be discharged within sixty (60) days of his appointment, or such proceeding shall not be dismissed within sixty (60) days of its commencement, or Borrower shall discontinue business or materially change the nature of its business;

g. Borrower shall suffer a final judgment or judgments for payment of money aggregating in excess of Fifty Thousand Dollars ($50,000.00) and shall not discharge the same within a period of thirty (30) days unless, pending further proceedings, execution has been effectively stayed;

h. A judgment creditor of Borrower shall obtain possession of any of the Project by any means, including, but without limitation, levy, execution, distraint, replevin, or self-help, or any lessor shall initiate proceedings to terminate any lease or evict Borrower from any leased premises;

i. Construction of the Project shall be abandoned, or shall be unreasonably delayed or discontinued for a period of thirty (30) days (for reasons other than those beyond the control of Borrower); or

j. Any assignment by Borrower, without Bank's prior written consent, which may be withheld in Bank's sole discretion, of this Agreement or any advance or disbursement hereunder.

Upon the occurrence of an Event of Default, Bank may exercise any and all remedies available to it under the Loan Documents and agreements, Colorado law and this Agreement. Furthermore, Bank may terminate its obligation to make advances under this Agreement, and may declare the entire unpaid principal balance of the Note to be immediately due and payable, together with accrued and unpaid interest on such balance, without further notice to or demand on the Borrower. Then, in any such event, all obligations on the part of Bank to make any further disbursements hereunder shall cease, and if Bank so elects, and the unpaid principal balance of the Note shall become due and payable at the option of Bank, anything herein or in the Note or Loan Documents to the contrary notwithstanding, Bank may at its option advance the proceeds of the Loan or any part thereof to the general contractor, any subcontractor, or any person furnishing labor or material in the construction of the Project for the account of the Borrower, and the sums so paid or advanced shall for the purpose of this Agreement be deemed to have been advanced to Borrower pursuant to the provisions hereof.

7. **ADDITIONAL RIGHTS OF BANK FOLLOWING DEFAULT**. In the event of the occurrence of an Event of Default stated above, which would give Bank the right to refrain from making any further disbursement hereunder, Bank at its option, and whether or not it

exercises any rights under the immediately preceding paragraph, may at any time take possession of the Project, together with all materials, equipment and improvements thereon, whether affixed to the Property or not and perform or cause to be performed such work as Bank deems in its sole discretion to be necessary or advisable with respect to the Project, and may employ watchmen to protect the Project from vandalism or injury. Bank may assume or reject any contracts entered into by Borrower in connection with the Project, and may enter into additional or different contracts for services, labor and for materials in the sole judgment of Bank, and may pay, compromise and settle claims in connection with the Project. If Borrower should fail to pay any taxes, assessments, or water or sewer rents, or if mechanics' or other liens should be filed against the Project, Bank may, at its option, pay the same, it being agreed that any sums so paid or expended in accordance with any of the provisions of this paragraph shall be added to and become a part of the indebtedness of Borrower and may at Bank's option be deducted from any advance then or thereafter becoming due or become an additional advance and be added to the principal balance of the Note. To implement the rights of Bank under this paragraph, Borrower hereby constitutes Bank its true and lawful attorney-in-fact with full power of substitution to perform work on the Project in the name of Borrower and pay all bills and expenses incurred thereby, and hereby empowers Bank as attorney for Borrower as follows: To use any funds of the Borrower, including any balance which may not have been advanced for the purposes of performing work on the Project; to make such improvements as Bank deems in its sole discretion to be appropriate; to employ such contractors, agents, architects and inspectors as shall be required; to pay, settle or compromise all existing bills and claims which may be or become liens against the Project, or as may be necessary or desirable with respect to the Project, or for the clearance of title; to execute all applications, certificates or instruments in the name of Borrower which may be required by any governmental authority or contract; and do any and every act which Borrower might do in its own behalf. It is further understood and agreed that this power of attorney shall be deemed to be a power coupled with an interest and cannot be revoked. Bank, as attorney-in-fact of Borrower, shall also have power to prosecute and defend all action and proceedings in connection with the construction of the Project and to take such action and require such performance under any surety bond or other obligations or to execute in the name of the Borrower such further bonds or obligations as may be reasonably required in connection with the Project. Upon the occurrence of an Event of Default, and Bank entering upon the Project, all materials purchased by Borrower for use in construction shall be and become the property of Bank and shall be deemed to have been delivered to Bank accordingly and upon demand Borrower shall deliver to Bank bills of sale as further evidence thereof. In addition, Borrower agrees at the request of Bank to assign, transfer and set over to Bank by appropriate instrument, in writing, all of Borrower's right, title and interest in and to any contracts, bonds, or other agreements relating to the construction and operation of the Project. Bank may in its discretion, at any time, abandon work on the Project after having commenced such work, and may recommence such work at any time, it being understood that nothing in this paragraph shall impose any obligation on Bank to either complete or not to complete the Project.

8. CONSTRUCTION. The provisions of this Agreement shall be in addition to those of any Loan Document, guaranty, pledge, assignment, security agreement, or other document or instrument, all of which shall be construed as complementary to each other. In the event of any irreconcilable inconsistency, this Agreement shall control over all others except instruments evidencing the Construction Loan. However, nothing herein contained shall prevent

Bank from enforcing any or all guaranties, pledges, security agreements, or other instruments in accordance with their respective terms.

9. **FURTHER ASSURANCES**. From time to time, Borrower agrees to execute and deliver to Bank such additional documents and to provide such additional information as Bank may reasonably require to carry out the terms of this Agreement, and to keep itself informed of the Borrower's status and affairs.

10. **NOTICES**. Any notices, requests, demands, or other communications required or permitted by this Agreement shall be in writing and shall be delivered in the manner required in the Deed of Trust.

11. **WAIVER AND RELEASE**. To the maximum extent permitted by applicable law, Borrower hereby waives the right to assert any setoff or counterclaim or cross-claim in any litigation between it and Bank (without prejudice to any right to assert any such claim in a separate action); and further waives and acknowledges that Bank shall not be liable for any claim or liability for special or consequential damages of any nature whatsoever arising, directly or indirectly, from a breach of this Agreement by Bank.

12. **APPLICABLE LAW**. The substantive laws of the State of Colorado shall govern the construction of this Agreement, the Note, and all documents contemplated hereby.

13. **BINDING EFFECT, ASSIGNMENT, AND ENTIRE AGREEMENT**. This Agreement shall inure to the benefit of, and shall be binding upon, the respective successors and permitted assigns of the parties hereto. Borrower has no right to assign any of the rights or obligations hereunder without the prior written consent of Bank. This Agreement and documents executed and delivered pursuant thereto, constitute the entire agreement between the parties, and may be amended only by a writing signed on behalf of each party.

14. **SEVERABILITY**. If any provision of this Agreement shall be held invalid under any applicable laws, such invalidity shall not affect any other provision of this Agreement that can be given effect without the invalid provision, and, to this end, the provisions hereof are severable.

15. **BANK'S INSPECTIONS AND NO RESPONSIBILITY**. Any inspections, reports, certifications or approvals received by Bank from any independent architect or engineer or conducted by Bank or any of its officers, agents, employees or independent contractors are made or obtained solely for the benefit of Bank, its successors and assigns, and not in any way for the benefit or protection of Borrower. Borrower shall have no right to rely on any of the same unless specifically authorized to do so in writing from Bank clearly specifying the inspection, report, approval, or certification upon which Borrower may rely. Borrower shall have full responsibility for the final completion of the Project and, except as specifically provided in this Agreement, Bank assumes no responsibility whatsoever for such completion or the obligation of any other party with respect to such completion. Nothing herein shall be construed as establishing a relationship between Bank and any other party except a borrower-lender relationship between Borrower and Bank. This Agreement is made for the sole benefit of

Borrower and Bank, their respective successors and assigns, and no other person or persons shall have any right, remedies or benefits under or by reason of this Agreement, nor shall Bank have a duty to any person to construct the Project, to apply any undisbursed portion of the Loan to claims arising out of construction of the Project, or to exercise any right that Bank has under this Agreement or the Loan Documents. No party or person shall be deemed to be a third party beneficiary to this Agreement. Notwithstanding any approval or review of the plans and specifications or progress of construction by Bank, Bank is not, and shall not be construed to be, liable to any party or person for any damage that may result from any defects in the design or construction of the Project. Borrower hereby agrees to indemnify and save Bank harmless from any and all such liability or claims for such liability and any costs and expenses relating thereto, including reasonable attorney's fees that Bank may incur in defending itself against such claims.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement this 31st day of December, 2002.

LAKEVIEW DEVELOPMENT CORPORATION,
a Colorado corporation, Borrower

By: [signature], Pres.
David M. Summers, Its President

COMMERCIAL FEDERAL BANK, A FEDERAL SAVINGS BANK, Bank

By: [signature]
Frank Spano, its Asst. Vice President

EXHIBIT 3.2

BORROWER'S CERTIFICATE

Loan No. 245913

THIS BORROWER'S CERTIFICATE is delivered to COMMERCIAL FEDERAL BANK, a Federal Savings Bank ("Lender"), by LAKEVIEW DEVELOPMENT CORPORATION, a Colorado corporation ("Borrower"), in connection with a loan (the "Loan") made by Lender to Borrower on an even date herewith. Borrower represents and warrants to Lender as follows:

1. Borrower is a Colorado corporation, duly formed and in good standing under the laws of such state, and is duly authorized to conduct business in the State of Colorado. David M. Summers is the President of the Borrower, and has the authority, acting alone and without the signature of any other officer of Borrower, to sign all of the loan documents on behalf of and thereby bind Borrower.

2. The business of Borrower includes the ownership, development and sale of real property, including the real property described in Exhibit "A" attached hereto (the "Real Property"). Fee simple title to the Real Property is owned by Borrower, free and clear of all liens, claims, encumbrances, security interests, and claims of others, excepting only those revealed in writing to Lender and as set forth in Lender's Title Insurance policy.

3. The principal place of business of Borrower is 5251 DTC Parkway, Suite 1185, Englewood, Colorado 80111, and Borrower's federal tax identification number is 84-1552093.

4. Borrower is not a "foreign person," "affiliate" of a "foreign person," or a "United States intermediary" of a "foreign person" within the meaning of I.R.C. §§ 897 and 1445, the Foreign Investment and Real Property Tax Act, the International Investment Survey Act of 1976, the Agricultural Foreign Investment Disclosure Act of 1978, the regulations promulgated pursuant to such Acts, or any amendments to such Acts.

5. Borrower is the sole, fee simple owner of the Real Property described in the Deed of Trust.

6. The maximum principal amount that may be advanced on the Note of even date herewith made by Borrower and payable to Lender (the "Note") is Five Million Dollars ($5,000,000.00), a portion of which has been disbursed contemporaneously herewith for the benefit of Borrower.

7. The Note, Construction Loan Agreement and the Deed of Trust of even date herewith made by Borrower and all other instruments evidencing, securing or supporting the Loan have been duly and validly authorized, executed, and delivered and, where applicable, have been or will be duly recorded or filed, and are the legal, valid, and binding obligations of the parties thereto, enforceable strictly in accordance with their respective terms, and no default has occurred in the performance of any obligation under any of the foregoing, and Borrower has no defense, offsets, or counterclaims to the indebtedness evidenced by the documents listed herein.

8. Borrower is not insolvent or bankrupt and there has been no (a) assignment made for the benefit of the creditors of Borrower; (b) appointment of a receiver of Borrower or for the properties of Borrower; or (c) any bankruptcy, reorganization, or liquidation proceeding instituted by or against Borrower.

9. There has been no material adverse change in the representations made or information heretofore supplied by or on behalf of Borrower as to the structure, business operations, prospects, or financial condition of Borrower, except as has been furnished in writing to Lender.

10. At the time of the initial disbursement of principal under the Loan, no part of the Real Property has been taken by the exercise of the power of eminent domain or condemnation and there is no proceeding for such a taking pending or threatened.

11. Borrower warrants and represents to Lender that, to the best of its actual knowledge, the Real Property and the present use thereof complies, in all respects, with all (a) applicable legal and contractual requirements (including, without limitation, any leases) with regard to the use, occupancy, and construction thereof, including, without limitation, any zoning, building, fire safety, air quality, and subdivision laws and ordinances, environmental protection laws and regulations, and rules, regulations, and orders of any governmental agency; (b) building, occupancy, and other permits, licenses, and other approvals; and (c) declarations, conditions, easements, rights-of-way, covenants, and restrictions of record, and there are no violations or alleged or asserted violations of law, municipal ordinances, public or private contracts, declarations, covenants, conditions, or restrictions of record, or other requirements with respect to the Real Property or any part thereof.

12. Except as previously disclosed to Lender in writing, there is no litigation, arbitration, or other proceeding or governmental investigation pending or threatened against or relating to Borrower or its property, assets, or business, including, without limitation, the Real Property, and there is no basis for any litigation, arbitration, or other proceeding or governmental investigation to Borrower's best knowledge and belief.

13. Each and every document and instrument required to be executed by Borrower to evidence the loan, including this Borrower's Certificate, has been duly and validly authorized, executed, and delivered by Borrower and is in full force and effect and binding upon and enforceable against Borrower in accordance with its respective terms. Attached hereto as Exhibit "B" are true and complete copies of the Articles of Incorporation and Bylaws of Borrower, together with all amendments and assignments. Attached hereto as Exhibit "C" are the documents authorizing David M. Summers, the President of Borrower to execute the Loan Documents and thereby bind Borrower.

14. The Loan constitutes a business loan and not a consumer or personal loan.

15. All representations and warranties contained herein shall survive the disbursement and closing of the Loan without limit.

DATED this 31st day of December, 2002.

LAKEVIEW DEVELOPMENT CORPORATION,
a Colorado corporation, Borrower

By: [signature] Pres.
David M. Summers, Its President

EXHIBIT 3.3

PROMISSORY NOTE

$5,000,000.00 Loan No. 245913

1. **BORROWER'S PROMISE TO PAY PRINCIPAL AND INTEREST.** For value received, the undersigned Maker ("Borrower"), promises to pay to the order of COMMERCIAL FEDERAL BANK, A FEDERAL SAVINGS BANK ("Lender"), at 215 S. Wadsworth Boulevard, Lakeview, Colorado 80226, or at such other place as Lender of this Note may from time to time designate, the principal sum of Five Million Dollars ($5,000,000.00), or so much thereof as is advanced and unpaid during the term of this Note, with interest from the date hereof on the unpaid principal balance at the initial interest rate of five and three-fourths percent (5.75%) per annum (the "Initial Rate"), interest only payable in monthly installments based upon interest accrued for each preceding calendar month, with payments beginning on January 1, 2003, and continuing on the first day of each and every month thereafter to and including June 30, 2004 (the "Due Date"). The interest rate will be adjusted each time there is a change in the "Prime Rate" as published in the Money Rates section of *The Wall Street Journal*, and the adjusted rate shall be equal to the sum of (i) the Prime Rate, plus (ii) the number one percent (1.00% or 100 basis points). Notwithstanding the foregoing, no adjusted interest rate shall be less than five and three-fourths percent (5.75%) per annum. In the event the Prime Rate is less than 4.75%, the interest rate shall be 5.75%. On the Due Date, as applicable, any unpaid principal, interest and all other sums due under this Note shall be paid in full.

2. **SECURITY.** This Note is and will be secured by a Deed of Trust, a Construction Loan Agreement, and other instruments, agreements, and documents which grant and/or will grant Lender security interests in, among other things, a residential and mix-use development tract to be constructed on 188 acres located in Loveland, Larimer County, Colorado (the foregoing are collectively referred to as "Loan Documents" and the collateral encumbered by the Loan Documents is referred to as the "Property"). The obligations, covenants and agreements of each and every of the Loan Documents are hereby made a part of this Note to the same extent and with the same effect as if they were fully set forth herein, and Borrower does hereby agree to perform and keep each and every obligation, covenant and agreement set forth in this Note and in the other Loan Documents. This Note shall evidence, and the Loan Documents shall secure, the indebtedness described herein, any future loans or advances that may be made to or on behalf of Borrower by Lender at any time or times hereafter under the Loan Documents, and any other amounts required to be paid by Borrower under the Loan Documents, and any such loans, advances or amounts shall be added to the indebtedness evidenced by this Note, and shall bear interest at the interest rate then effective and as subsequently adjusted, unless a greater rate is expressly provided for in this Note or the other Loan Documents.

3. **REQUIRED PRINCIPAL REDUCTIONS UPON SALE OF LOTS.** Borrower shall pay to Lender a principal reduction payment pursuant to the terms and requirements of Paragraph 35 of the Deed of Trust in the amount set forth therein.

4. **INTEREST RESERVE.** A portion of the principal that may be advanced by Lender hereunder, namely, $200,000.00, shall be available to Borrower as an "interest reserve,"

which Borrower may draw upon, at Borrower's request, to be used for payment of the monthly interest that accrues hereunder. Borrower may draw upon the interest reserve, provided that Borrower is not in default in any of its obligations under this Note or other Loan Documents, until such time as the amount allocated for the interest reserve has been fully disbursed to Lender for payment of accrued interest under this Note.

5. **NOTICE**. Except as may be otherwise specified in this Note, any notices required to be given hereunder shall be given in the manner specified in the Deed of Trust, Assignment of Rents and Security Agreement ("Deed of Trust") made on an even date herewith with reference to securing the obligations of this Note.

6. **CREDITING OF PAYMENTS**. Each monthly interest payment in any amount received by Lender shall be credited as of its due date, without regard to its date of receipt by Lender, to interest then due. Lot release payments shall be credited to principal, and interest shall cease upon the principal so credited as of the date that such credit is made.

7. **DEFAULT BY BORROWER**. A default shall exist hereunder and under the Loan Documents if:

a. Any payment or sum required by this Note or the Loan Documents is not paid or made when due; or

b. Borrower fails to perform any other obligation required under this Note or the Loan Documents, or does any act or allows any condition to occur or exist which is prohibited under this Note or the Loan Documents; or

c. Borrower fails to comply with any other agreement in any of the documents and agreements forming a part of the transaction of which this Note is a part, including the Loan Documents; or

d. Any representation or warranty made herein or in any of the Loan Documents, or otherwise in connection with the application for or making of this loan, proves to be untrue or Borrower has omitted or failed to disclose a material fact to Lender at any time prior to the date of this Note which if disclosed would have had a significant impact on Lender's decision whether to approve the loan evidenced by this Note and the Loan Documents; or

e. The commencement by or against Borrower of any proceedings under any bankruptcy or similar law for the relief of debtors of the United States or any state or the appointment of any receiver, trustee, assignee for the benefit of creditors, conservators or similar parties for the Borrower or any of its property; or

f. Borrower shall fail at any time to effectively manage and develop the Property itself, or if there occurs a failure to comply with any laws, regulations and ordinances regarding the employment and payment of persons engaged in the management or development of the Property; or

g. An assignment, transfer, conveyance, or relinquishment by Borrower of any of the rights or obligations under this Note; or

h. The Property is impaired, pledged, or transferred in whole or in part such that the first lien security of Lender is diminished, altered, impaired or encumbered, such as by failure of Borrower to pay real property taxes prior to delinquency.

Provided, however, that such failure or other condition continues without being fully cured for thirty (30) days after written notice of such default to Borrower, except that a grace period of twenty (20) days after written notice will apply to a default under subsection (a) above. If a default that is subject to a thirty day right to cure period after written notice of default cannot be accomplished with due diligence within such thirty day period, and Borrower commences efforts to cure the default promptly after written notice of default is given by Lender, Lender agrees to extend the grace period by a reasonable amount of time to give Borrower additional time to pursue such cure with continued due diligence, provided that Lender shall not be obligated to provide an extension longer than a period deemed reasonable by Lender under the circumstances or that would or could result in any rights or remedies of Lender being barred or impaired by any statute of limitations, statute of repose, or any other legal or equitable law or theory which would or could bar or impair Lender's rights or remedies.

8. **DEFAULT RATE.** Upon the occurrence of any default hereunder which is not cured within any applicable grace period, interest shall accrue, from the date such grace period expires, at the then applicable rate, as it may change from time to time, plus the number five percent (5%).

9. **ACCELERATION.** The entire outstanding balance of principal, interest and any other amounts owed shall become immediately due and payable upon any uncured default, no further notice or demand of Lender being required.

10. **LATE CHARGE.** Borrower agrees: (a) to pay immediately to Lender without demand in the event any installment or other payment or sum is not actually received by Lender within fifteen (15) days after its due date, and without regard to the date as of which such payment is credited, an amount equal to the equivalent of five percent (5%) of the installment or other payment or sum due; (b) that it would be impractical or extremely difficult to fix Lender's actual damages in the event that any installment, payment or sum shall not be paid when due; and (c) that such amount shall be presumed to be the amount of damages for such late payment. This paragraph and the amount which it provides shall not limit Lender's right under this Note, the Deed of Trust securing it, or otherwise, to compel prompt performance hereunder and thereunder.

11. **PREPAYMENT PRIVILEGE.** Borrower may prepay all or any portion of the principal of this Note at any time, without prepayment premium.

12. **NOTE PAYABLE IN U.S. DOLLARS.** Principal, interest and all charges are payable in lawful money of the United States.

13. **ASSUMABILITY OF THIS NOTE.** If this Note, any Loan Documents or any Property encumbered by such Loan Documents is assumed, assigned or conveyed by Borrower in whole or in part, or upon a sale, assignment or conveyance (whether voluntary or involuntary) of all or a portion of the Property described in the Loan Documents or of any ownership interest in Borrower, or upon the occurrence of any other transaction or event referenced in Paragraph 20 of the Deed of Trust, or if any attempt is made to do or perform any of the foregoing, this Note shall automatically and without notice from Lender at Lender's option be deemed to be in default, and Lender may declare all unpaid principal, interest and other sums under this Note to be immediately due and payable in full. The foregoing acceleration shall not be applicable in the case of:

(i) Sales or transfers for fair market consideration of fixtures or any routine personal property used in the operation of the Property, provided that such sales or transfers are incidental to the replacement of like fixtures and personal property of newer and better quality and condition; and

(ii) Transfer or assignment of beneficial interests in Borrower by devise or descent or by operation of law upon the death of a member of Borrower; and

(iii) Sales of individual lots made in accordance with the terms and requirements of Paragraph 35 of the Deed of Trust.

If Lender consents (which consent may be withheld in Lender's sole discretion) to an assignment, conveyance or assumption of this Note, or to a sale or conveyance of all or a portion of the Property, or to an assignment or conveyance of any ownership interest in Borrower, except as expressly permitted above (as to which consent shall not be required), said consent may be upon the following terms (and others as determined by Lender in its sole discretion): (a) buyer or assignee submits a credit and management application which is approved by Lender under its applicable underwriting guidelines and policies; (b) buyer or assignee executes a written assumption agreement in form and content as prepared by Lender including all obligations of Borrower in connection with all the Loan Documents; (c) buyer pays Lender an assumption fee equal to one percent (1%) of the unpaid principal balance of this Note; (d) Borrower, buyer or assignee pays to Lender on demand all costs and expenses including, but not limited to, credit report fees, title insurance premiums, recording fees and attorneys' fees incurred by Lender in connection with the transaction; and (e) Lender may modify the interest rate and loan terms as conditions of such consent.

14. **MAXIMUM INTEREST.** In no event whatsoever shall the amount paid, or agreed to be paid, to Lender for the use, forbearance or retention of the money loaned hereunder ("Interest") exceed the maximum amount permissible under applicable law. If the performance or fulfillment of any provision hereof or of the Deed of Trust or any other Loan Documents or other agreement between Lender and Borrower shall result in Interest exceeding the limit for interest prescribed by law, then the amount of such Interest shall be reduced to the maximum rate

which may lawfully be charged or collected by Lender. If, from any circumstances whatsoever, Lender should receive as Interest an amount which would exceed the highest lawful rate, the amount which would be excessive Interest shall be applied to the reduction of the principal balance owing hereunder (or, at the option of Lender, be paid over to Borrower) and not to the payment of Interest.

15. **COSTS OF COLLECTION AND/OR ENFORCEMENT.** Borrower, together with all sureties, endorsers, and guarantors of this Note, if any, jointly and severally promise to pay: (a) all reasonable costs and expenses of enforcement and/or collection, including without limitation, reasonable attorneys' fees, in the event this Note or any portion of this Note after default is placed in the hands of attorneys for enforcement and/or collection and such is effected with or without suit; (b) reasonable attorneys' fees, as determined by the judge of the court if such determination is required by law, and all other reasonable costs, expenses and fees incurred by Lender in the event suit is instituted to collect or enforce this Note or any portion of this Note; (c) all reasonable costs and expenses provided for in the Deed of Trust, in the Loan Documents, or in any other instrument given as security for this Note and/or incurred by or on behalf of Lender in connection with collecting or otherwise enforcing any right of Lender under this Note, the Deed of Trust, the Loan Documents, or any other instrument given as security for this Note; and (d) all reasonable costs and expenses, including, without limitation, reasonable attorneys' fees incurred by Lender in connection with any bankruptcy, insolvency or reorganization proceeding or receivership in which Borrower is involved, including, without limitation, reasonable attorneys' fees incurred in making any appearances in any such proceeding or in seeking relief from any stay or injunction issued in or arising out of any such proceeding.

16. **CERTAIN WAIVERS.** Borrower waives diligence, demand, presentment for payment, exhibition of this Note, protest, notice of protest, notice of dishonor, and any and all exemption rights against the indebtedness evidenced by this Note, and agrees to any and all extensions or renewals from time to time without notice and to any partial payments of this Note made before or after maturity and that no such extension, renewal or partial payment shall release Borrower from the obligation of payment of this Note or any installment of this Note, and consents to offsets of any sums owed to Borrower by Lender at any time.

17. **EXERCISE OF RIGHTS.** No single or partial exercise by Lender, or delay or omission in the exercise by Lender, of any right or remedy under this Note, the Deed of Trust, or Loan Documents or authorized by law shall preclude, waive or limit the exercise thereof, any other or further exercise thereof, or the exercise of any right or remedy. Lender shall at all times have the right to proceed against Borrower and/or any portion of, or interest in, the Property secured by the Deed of Trust and Loan Documents securing the Note in such manner as Lender may deem fit, without waiving any other rights or remedies with respect to the Property, any portion thereof, or interest therein.

18. **NO MODIFICATIONS.** This Note may not be changed, amended or modified, except in a writing expressly intended for such purpose and executed by Borrower and Lender.

19. **GOVERNING LAW.** The loan contract between the parties, including this Note, the Instrument, and any other obligation which the Instrument secures, is made pursuant to

and shall be construed and governed by the laws of the United States and the rules and regulations promulgated thereunder, and, to the extent the laws of a state are applicable (including laws regarding usury), by the laws of the State of Colorado and the rules and regulations promulgated thereunder.

20. **CONSTRUCTION.** The words "Borrower" and "Lender" shall be deemed to include the respective successors and assigns of each, and shall denote the singular and/or plural, and the masculine and/or feminine, and natural and/or artificial persons, whenever and wherever the context so requires. The captions herein are inserted only for convenience of reference and in no way define, limit or describe the scope or intent of this Note or any particular paragraph or section hereof, or the proper construction thereof.

21. **TIME OF THE ESSENCE.** Time shall be of the essence in this Note with respect to all of Borrower's obligations hereunder.

22. **USE OF LOAN PROCEEDS.** Principal initially advanced by Lender under this Note shall be disbursed in part to pay acquisition, development and infrastructure costs for the Property.

23. **CONSENT TO RELIEF FROM STAY.** Borrower hereby agrees that in the event on or before the date all sums under this Note are paid in full to Lender, Borrower (by Borrower's own action or the action of any member or creditors), (i) files with any bankruptcy court of competent jurisdiction or is the subject of any petition for relief under Title 11 of the U.S. Code, as amended, (ii) is the subject of any order for relief issued under such Title 11 of the U.S. Code, as amended, (iii) files or is the subject of any petition seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any present or future federal or state act or law relating to bankruptcy, insolvency, or other relief for debtors, which, in the case of an involuntary proceeding, is not dismissed within sixty (60) days after original filing of the proceeding, (iv) seeks, consents to, or acquiesces in the appointment of any trustee, receiver, conservator, or liquidator, or (v) is the subject of any order, judgment, or decree entered by any court of competent jurisdiction approving a petition filed against such party for any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or similar relief under any present or future federal or state act or law relating to bankruptcy, insolvency, or relief for debtors, then all sums under this Note shall thereupon be deemed to be immediately due and payable in full, and Lender shall thereupon be entitled to relief from any automatic stay imposed by Section 362 of Title 11 of the U.S. Code, as amended, or otherwise, on or against the exercise of the rights and remedies otherwise available to Lender as provided in this Note and in all other documents made to secure the obligations under this Note, and as otherwise provided by law, and Borrower hereby waives the benefits of such automatic stay and consents and agrees to raise no objection to such relief.

24. **SEVERABILITY.** If any provision hereof should be held unenforceable or void, then such provision shall be deemed separable from the remaining provisions and shall in no way affect the validity of this Note, except that if such provision relates to the payment of any monetary sum, then Lender may, at its option, declare the indebtedness evidenced hereby immediately due and payable.

EXECUTED this 31st day of December, 2002.

LAKEVIEW DEVELOPMENT CORPORATION,
a Colorado corporation, Borrower

By: [signature] Pres.
David M. Summers, Its President

STATE OF COLORADO)
) SS.
COUNTY OF Weld)

On this 31 day of December, 2002, before me the undersigned Notary Public duly commissioned and qualified for said county, personally came David M. Summers, the President of Lakeview Development Corporation, a Colorado corporation, Borrower, who executed and acknowledged the foregoing for and on behalf of Borrower.

[signature]
Notary Public
My Commission Expires:______________________

JULIE A. CITO
NOTARY PUBLIC
STATE OF COLORADO
My Commission Expires Nov. 17, 2006

EXHIBIT 3.4

SECURITY AGREEMENT

Loan No. 245913

LAKEVIEW DEVELOPMENT CORPORATION, a Colorado corporation, whose address is 5251 DTC Parkway, Suite 1185, Englewood, Colorado 80111 ("Debtor"), hereby grants to COMMERCIAL FEDERAL BANK, A FEDERAL SAVINGS BANK, whose address is 215 S. Wadsworth Boulevard, Lakeview, Colorado 80226 ("Secured Party") a security interest in that property described in Exhibit "B" attached hereto and incorporated herein by this reference, together with all additions, accessions, and substitutions thereto or therefor and all similar property hereafter acquired by Debtor ("Collateral"). Proceeds of the Collateral are also covered, but this shall not be construed to mean that Secured Party consents to any sale of such Collateral.

This security interest is given to secure: (1) payment of that certain Promissory Note of even date herewith executed by Debtor in favor of Secured Party in the principal sum of up to Five Million Dollars ($5,000,000.00), with principal and interest thereon payable as provided therein ("Note"); (2) all expenditures by Secured Party for taxes, insurance, repairs to, and maintenance of the Collateral; (3) all costs and expenses incurred by Secured Party in the collection and enforcement of this Security Agreement, the Note, and any other indebtedness or obligations owed by Debtor to Secured Party; and (4) the performance of all obligations of Debtor under any other agreement, document, or instrument evidencing, securing, or relating to the Note.

A. DEBTOR EXPRESSLY WARRANTS AND COVENANTS TO SECURED PARTY THAT:

1. Ownership Free of Encumbrances. Except for the security interest granted hereby, Debtor now owns the Collateral free from any prior lien, security interest, or encumbrance, and Debtor will defend the Collateral against all claims and demands of all persons at any time claiming the same or any interest therein.

2. Financing Statements. No financing statement covering the Collateral or any proceeds thereof is on file in any public office or has heretofore been executed by Debtor. Debtor consents to Secured Party filing of record one or more financing statements in a form satisfactory to Secured Party, describing the Collateral as attached on Exhibit "B" or in any lesser scope or with greater detail than such description.

3. Insurance. Debtor will insure the Collateral in a manner as is customary in Borrower's business for property of the nature of the Collateral with companies acceptable to Secured Party against such casualties and in such amounts as Secured Party shall require from time to time. All insurance policies shall be written for the benefit of Debtor and Secured Party as their interests may appear, and such policies or certificates evidencing the same shall be furnished to Secured Party. All policies of insurance shall provide at least thirty (30) days prior written notice of cancellation to Secured Party.

4. Maintenance. Debtor will keep the Collateral in good condition and free from other liens and security interests, will pay promptly all taxes and assessments with respect thereto, and will not use the Collateral illegally to jeopardize or encumber the same. Secured Party may examine and inspect the Collateral at any time, wherever located.

5. Reimbursement for Expenses. At its option, Secured Party may discharge taxes, liens, security interests, or other encumbrances of any nature whatsoever on the Collateral and may pay for the repair of any damage to the Collateral, the maintenance and preservation thereof, and for insurance thereon. Debtor agrees to reimburse Secured Party on demand for any payments so made and, until such reimbursement, the amount of any payment, with interest thereon at the default rate specified in the Note or the highest applicable legal rate, whichever is lesser, from the date of payment until reimbursement, shall be added to the indebtedness owed by Debtor under the Note and shall be secured by this Security Agreement and all other agreements, documents, and instruments securing the Note. Failure of Debtor to pay such sums shall constitute a default by Debtor under this Security Agreement.

6. Change of Place of Business or Location of Collateral. Debtor will immediately notify Secured Party in writing of any change in Debtor's place of business, and, except as permitted under any other agreement, document, or instrument securing the Note, Debtor will not permit any of the Collateral to be removed from the real property described in Exhibit "A" attached hereto without the prior written consent of Secured Party.

7. Debtor's Office. The office where the records concerning all of the Collateral and the rights herein assigned are kept is at Debtor's address shown hereinabove, and Debtor will immediately notify Secured Party in writing of any discontinuance or any change of location in the place of business where the records concerning said Collateral and rights are kept.

8. Audit. Debtor will, at all times, maintain accurate books and records covering the Collateral. Secured Party is hereby given the right and privilege of auditing the books and records of Debtor relating to said Collateral at any time and from time to time as Secured Party deems proper.

9. Collection of Contracts. Upon default under the Note or any other agreement, document, or instrument securing the Note, Secured Party shall have the right to notify the account and contract debtors obligated on any or all of the Collateral to make payment thereof directly to Secured Party and Secured Party may take control of all proceeds of any such Collateral, which rights Secured Party may exercise at any time or from time to time when Debtor is in default. Until such time as Secured Party elects to exercise such rights, Debtor is authorized, as agent of Secured Party, to collect and enforce all such contracts and accounts receivable. The cost of such collection and enforcement, including attorneys' fees and expenses, shall be borne solely by Debtor, whether the same is incurred by Secured Party or Debtor.

10. Expenses. Debtor shall be liable for and agrees to pay to Secured Party any and all reasonable expenses incurred or paid by Secured Party in protecting or enforcing its rights under this Security Agreement including, without limiting the generality of the foregoing, reasonable attorneys' fees and legal expenses and all expenses of retaking, holding, preparing for sale, advertising, and selling the Collateral.

B. EVENTS OF DEFAULT. Debtor shall be in default under this Security Agreement upon the happening of any of the following events or conditions:

1. Performance. Default in the payment or performance of any obligation, covenant, or liability contained or referred to herein or in the Note or in any other agreement, document, or instrument evidencing, securing or relating to the Note if not cured within any applicable cure period.

2. Representations. If any warranty, representation, or statement made or furnished to Secured Party by or on behalf of Debtor proves to have been false in any material respect when made or furnished.

3. Default in the Obligations. Any event which results in the acceleration of the maturity of any indebtedness of Debtor under any indenture, agreement, or undertaking secured by the Property.

4. Damage to Collateral. Loss, theft, substantial damage, or destruction to, or of, any of the Collateral for which insurance can be obtained and which is not covered by insurance in amounts satisfactory to Secured Party.

5. Sale or Encumbrance of Collateral. Unauthorized sale or encumbrance of any of the Collateral or the making of any levy, seizure, or attachment of, or on, any of the Collateral.

6. Bankruptcy. Failure of Debtor to generally pay its debts as they become due, or if Debtor shall file in any court pursuant to any statute, either of the United States or of any state, a petition in bankruptcy or insolvency, or for reorganization, or for the appointment of a receiver or trustee of all or a substantial portion of Debtor's property, or if Debtor makes any assignment for or petitions for or enters into an arrangement for the benefit of creditors, or if a petition in bankruptcy is filed against Debtor which is not discharged within sixty (60) days thereafter.

C. REMEDIES. Upon such default and at any time thereafter Secured Party may declare all obligations secured hereby immediately due and payable and may proceed to enforce payment of the same and exercise any and all of the rights and remedies provided by the Uniform Commercial Code as enacted in the State of Colorado, as well as all other rights and remedies possessed by Secured Party under any other agreement, document, or instrument with Debtor, or in law or equity. Secured Party may require Debtor to assemble the Collateral, including, without limitation, all books and records involving contract rights or accounts receivable, and make it available to Secured Party at any place to be designated by Secured Party which is reasonably convenient to both parties. Unless the Collateral is perishable or threatens to decline speedily in value or is of the type customarily sold on a recognized market, Secured Party will give Debtor a reasonable notice of the time and place of any public sale thereof or of the time after which any private sale or any other intended disposition thereof is to be made. The requirements of reasonable notice shall be met if such notice is mailed, postage prepaid, to the address of Debtor shown at the beginning of this Security Agreement at least ten (10) days before the time of sale or disposition.

D. REMEDIES CUMULATIVE. Secured Party's remedies herein provided for are cumulative and not exclusive of any remedies that may otherwise be provided in equity or law.

E. ENFORCEMENT OF REMEDIES. This Security Agreement and all of Secured Party's rights and remedies herein provided shall survive and shall in no way be affected or invalidated by any foreclosure proceeding or other actions commenced by Secured Party to enforce any of Secured Party's rights under any other agreement, document, or instrument evidencing, securing, or relating to the Note or this Security Agreement, whether such proceedings or actions result in foreclosure against any of Debtor's real property, acceptance of a deed in lieu of foreclosure, transfer of title to any of the Collateral, or any other realization by Secured Party against any of Debtor's property or the Collateral.

F. SECURED INTERESTS. Debtor hereby collaterally assigns, transfers, and grants to Secured Party all of Debtor's right, title, and interest in and to all of the Collateral, whether Debtor acquired or acquires such right, title or interest before or after the date of this Security Agreement, and whether Debtor acquired or acquires such right, title, or interest before or after the occurrence of any event of default by Debtor hereunder.

G. WAIVER. No delay or omission on the part of Secured Party in exercising any right or remedy hereunder shall operate as a waiver of such right or remedy or of any other right or remedy under this Security Agreement. A waiver on one occasion shall not be construed as a bar to or waiver of any such right and/or remedy on any future occasion.

H. LIMITATION OF LIABILITY AND INDEMNIFICATION. Secured Party shall not be liable for the failure to enforce any contract right or for any act or omission on the part of Secured Party, nor shall Secured Party be liable for any damage, loss, or expense resulting from or in any way connected with any default by Debtor in the performance of Debtor's duties or obligations under any of the Collateral, except for gross negligence or intentional misconduct. Debtor shall indemnify and hold Secured Party, its directors, officers, agents, and employees harmless from any and all loss or damage Secured Party, its directors, officers, agents, or employees may suffer as a result of claims, demands, costs, or judgments against any or all of the aforementioned parties, including, without limiting the generality of the foregoing, attorneys' fees, arising from Debtor's default under this Security Agreement. Further, Debtor shall defend against any claims brought or actions filed against Secured Party, its directors, officers, agents, or employees in connection with this Security Agreement or with respect to the subject of the indemnity set forth in this Paragraph H, and shall reimburse Secured Party, its directors, officers, agents, and employees for any expenses, attorneys' fees, or costs incurred in the enforcement of any part of this Security Agreement.

I. SEVERABILITY. Invalidation of any provision or of any paragraph, sentence, clause, phrase, or word herein for any reason or to any extent by a court of competent jurisdiction shall not affect the validity of the remainder of this Security Agreement. Further, the parties mutually agree that this Security Agreement is not intended to and shall in no manner change, alter, or affect the terms, covenants, or conditions of the Note or any other agreement, document, or instrument executed by Debtor in connection with the Note, this Security Agreement being intended to supplement and further enlarge (and not to diminish, restrict, or impair) the rights of Secured Party under and by virtue of any of the above-mentioned agreements, documents, and instruments.

J. BINDING EFFECT. The terms of this Security Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

K. GOVERNING LAW. The provisions of this Security Agreement shall be governed by and construed in accordance with the laws of the State of Colorado.

EXECUTED and delivered this 31st day of December, 2002.

LAKEVIEW DEVELOPMENT CORPORATION,
a Colorado corporation, Borrower

By: [signature], Pres.
David M. Summers, Its President

COMMERCIAL FEDERAL BANK, A FEDERAL SAVINGS BANK, Secured Party

By: [signature]
Frank Spano, Its Asst. Vice President

EXHIBIT "A"

LEGAL DESCRIPTION

PARCEL A: Lots 1-20, Block 2, Lots 1-8, Block 3, Lots 1-7, 12 and 13, Block 4, Replat of Tract B, Boyd Lake North First Addition, City of Loveland, County of Larimer, State of Colorado

PARCEL B: Tracts 1, 2, 3, 4, 7, 10 and Tract 6 except that portion as conveyed by deed recorded at reception No. 97022100, Boyd Lake North First Addition, Replat of Tracts C, D, E, F and G, City of Loveland, Larimer County, Colorado

PARCEL C: Tracts A, B and C, Replat of Tract B, Boyd Lake North First Addition to the City of Loveland, County of Larimer, State of Colorado and Tract A, Boyd Lake First Subdivision, City of Loveland, County of Larimer, State of Colorado

EXHIBIT "B"

DESCRIPTION OF COLLATERAL

Debtor does hereby grant Secured Party a security interest in the Collateral referred to in this Security Agreement, which consists of the following described property, together with all other personal property and equipment, of whatever nature or kind, now owned or subsequently acquired by Debtor, including all substitutions, accessions, repairs, replacements and additions thereto (including the proceeds of sales thereof), and all products thereof, whether installed, affixed, attached, kept or situated on, to or at the Real Property (the "Property") described in this Security Agreement and used, acquired, or produced in connection with the operation of the improvements, and such Collateral includes, but is not limited to:

1. All structures, improvements, fixtures, and appurtenances now or hereafter placed thereon, including, but not limited to, all fixtures, apparatus, machinery, equipment, building materials, appliances and goods of every nature whatsoever now or hereafter located in, or on, or used, or intended to be used in connection with said Property, including, but not limited to, those for the purposes of supplying or distributing gas, electricity, water, and other services; and all related machinery and equipment whether affixed thereon or incorporated therein.

2. All royalties, minerals, oil and gas rights and profits, rights to sewer and water taps, water and water rights (whether or not appurtenant) owned by Debtor and shares of stock pertaining to such water or water rights, ownership of which affects said Property.

3. Any and all awards, including interest, previously and hereafter made to Debtor for taking by condemnation or eminent domain of the whole or any part of the Property or any easements therein.

4. All of Debtor's interest in the following as owned by Debtor and used in connection with the Property:

(a) All existing and future leases, rents, issues and profits and all security deposits from tenants, lessees or other space-occupiers;

(b) All policies of insurance and all proceeds, loss payable clauses and premium refunds and all claims relating thereto;

(c) All operating, management, or construction agreements; and

(d) All architectural plans and specifications for improvements and infrastructure of the Property.

EXHIBIT 3.5

UNCONDITIONAL GUARANTY
OF PAYMENT AND PERFORMANCE

Loan No. 245913

THIS GUARANTY is executed this 31st day of December, 2002, by DAVID M. SUMMERS, whose address is 5251 DTC Parkway #1185 Englewood Co 80111 (hereinafter referred to as "Guarantor"), in favor of COMMERCIAL FEDERAL BANK, A FEDERAL SAVINGS BANK, whose address is 13220 California Street, Omaha, Nebraska 68154 (hereinafter referred to as "Lender").

RECITALS:

A. Lender is entering into a loan transaction with LAKEVIEW DEVELOPMENT CORPORATION, a Colorado corporation (hereinafter referred to as "Borrower"), whereby Borrower could borrow the sum of up to Five Million Dollars ($5,000,000.00) pursuant to a Promissory Note ("Note") executed or to be executed by Borrower and secured by, among other documents, a Deed of Trust, Assignment of Rents, and Security Agreement ("Deed of Trust") in favor of Lender; and

B. Under the terms of the Note, interest may accrue and be added to principal of the Note; and

C. Guarantor is financially and personally interested in the success of Borrower, and by reason thereof and to induce Lender to make such loan, and in consideration of Lender actually making such loan to Borrower, is willing to guarantee payment of the Note under the terms hereof.

NOW, THEREFORE, for value received, Guarantor agrees as follows:

1. Guarantor hereby absolutely and unconditionally guarantees to Lender, its successors and assigns, prompt payment as and when due of the Note, including all principal, interest (both contract rate and default rate) and additional charges thereunder. Guarantor further absolutely and unconditionally guarantees to Lender prompt and complete performance of all terms, conditions and obligations of Borrower under the Deed of Trust and all other loan documents of Borrower to Lender. This Guaranty is a continuing guaranty of payment and performance by Guarantor.

2. Guarantor expressly waives all notices to which Guarantor might otherwise be entitled in connection with this Guaranty, including notice of acceptance of this Guaranty, notice of any extension of time for payment of the debt guaranteed or any part thereof, notice of demand for payment, notice of default, notice of nonpayment, and notice of protest. Guarantor further waives any rights of presentment and of protest.

3. Guarantor further waives any defense to enforcement of this Guaranty based upon any legal disability of Borrower to incur the debt, or based upon the genuineness, validity, regularity or enforceability of the Note or the Deed of Trust or any other documents securing or evidencing the loan, or any other circumstances which might otherwise constitute a legal or equitable defense or that would otherwise discharge a surety or guarantor, including any defenses related to impairment of collateral, as long as the guaranteed debt is not fully discharged.

4. Guarantor agrees that the liability of Guarantor shall not be released, diminished, impaired, reduced or affected by:

(a) The taking or accepting of any other security or guaranty for the Note;

(b) Any full or partial release, withdrawal, waiver, surrender, exchange, substitution, subordination, loss or other modification of any other security or guaranty at any time existing in connection with the Note; any full or partial release of the liability of any guarantor under any other instrument had or to be had in connection with or as security for the Note; or the death, insolvency, bankruptcy, disability, or lack of corporate power of Borrower, any guarantor, or any party at any time liable for the payment of any part or all of the Note, whether now existing or hereafter occurring;

(c) Any renewal, extension, modification or consolidation of the payment of any part or all of the Note or the performance of any covenant contained in any instrument had or to be had in connection with or as security for the Note, either with or without notice to or consent of Guarantor or any adjustment, indulgence, forbearance or compromise that may be granted or given by Lender to any party;

(d) Any neglect, delay, omission, failure, or refusal of Lender to take or prosecute any action for the collection of the Note;

(e) Any dissolution, merger, or change of form of ownership of Borrower or the sale or other transfer by Borrower of all or any part of the security for the Note; or

(f) Any other action permitted under the terms of the Note.

5. Upon the occurrence of any default under any Note or any other document evidencing or securing any Note, which is not cured within any applicable cure period or in the event any proceedings are commenced by or against any Borrower or against its successors, assigns or grantees of the property secured by any Deed of Trust for any relief of debtors, readjustments of debt, reorganization, arrangements, compositions or extensions, Lender may immediately enforce this Guaranty against Guarantor, without the necessity of pursuing any right or remedy against any Borrower or under any Deed of Trust or any other instrument now or hereafter securing the Note.

6. Guarantor agrees to pay all reasonable expenses incurred in enforcing the terms of this Guaranty, including reasonable attorneys' fees, and in the event any action is brought to enforce this Guaranty, such reasonable expenses shall be included in any judgment rendered.

7. The liability of Guarantor shall be joint and several under this Guaranty with any present or future guarantor and with Borrower. Lender may pursue its rights against Borrower and/or any one or more guarantor, either individually or collectively, and may be enforced against both the individual (separate) and the property of Guarantor. Guarantor has unconditionally delivered this Guaranty to Lender, and the failure to sign any other guaranty by any other person shall not discharge the liability of Guarantor.

8. Any indebtedness or obligation of Borrower now or hereafter held by Guarantor is hereby subordinated to the indebtedness and obligations of Borrower under the Note and Deed of Trust to Lender.

9. This Guaranty shall inure to the benefit of Lender and its successors, assigns, and any parties participating with Lender in the loan evidenced by the Note.

10. This Guaranty is performable in Larimer County, Colorado, and shall be governed by the laws of the State of Colorado. Guarantor hereby consents to personal jurisdiction and venue in Larimer County, Colorado, and waives the right to require suit to be brought in any other jurisdiction.

11. This Guaranty is intended by the parties as a final expression of this Guaranty Agreement and is intended as a complete and exclusive statement of the terms thereof. No course of prior dealing between the parties, no usage of trade, and no parol or extrinsic evidence of any nature shall be used to supplement or modify any terms. Furthermore, there are no conditions whatsoever to the full effectiveness of this Guaranty.

12. Guarantor warrants to Lender that Guarantor has adequate means to obtain from Borrower, on a continuing basis, information concerning the financial condition of Borrower, and that Guarantor is not relying on Lender to provide such information, now or in the future.

13. Guarantor agrees that, if at any time all or any part of any payment previously applied by Lender to the Note is or must be rescinded or returned by Lender for any reason (including, without limit, the bankruptcy of Borrower), the guaranteed debt will be deemed to have continued in existence as though the prior application had not been made.

14. **Guarantor acknowledges that Guarantor has read each and every term of this Guaranty prior to execution of the same by Guarantor, that Guarantor fully understands each and every term thereof and that Guarantor understands that Guarantor may become obligated to pay money under this Guaranty.**

IN WITNESS WHEREOF, Guarantor has caused this Guaranty to be executed this 31st day of December, 2002.

DAVID M. SUMMERS, Guarantor

By: [signature]
David M. Summers

STATE OF COLORADO)
) SS.
COUNTY OF Weld)

The foregoing instrument was executed and acknowledged before me this 30 day of December, 2002, by David M. Summers, Guarantor.

[signature]
Notary Public
~~My commission expires:~~

JULIE A. CITO
NOTARY PUBLIC
STATE OF COLORADO
My Commission Expires Nov. 17, 2006

103232-1

EXHIBIT 3.6

-SPACE ABOVE RESERVED FOR RECORDER'S USE-

DEED OF TRUST, ASSIGNMENT OF RENTS AND SECURITY AGREEMENT

Loan No. 245913

THIS DEED OF TRUST (the "Instrument") is made this 31 day of December, 2002, by LAKEVIEW DEVELOPMENT CORPORATION, a Colorado corporation, whose address is 5251 DTC Parkway, Suite 1185, Englewood, Colorado 80111 (the "Borrower"), to THE PUBLIC TRUSTEE OF LARIMER COUNTY, COLORADO (the "Trustee"), for the benefit of COMMERCIAL FEDERAL BANK, A Federal Savings Bank (the "Lender"), whose address is 215 S. Wadsworth Blvd., Lakewood, Colorado 80226.

WITNESSETH:

Borrower, as trustor, irrevocably grants, conveys, transfers and assigns to Trustee, in trust, with power of sale, that real property in Larimer County, Colorado, described as on Exhibit "A" attached hereto.

TOGETHER with all interest which Borrower now has or may hereafter acquire in or to said property and in and to: (a) all easements and rights of way appurtenant thereto, and all heretofore or hereafter vacated alleys and streets abutting said property; and (b) all buildings, structures, tenements, improvements, fixtures, and appurtenances now or hereafter placed thereon, including, but not limited to, all fixtures, apparatus, machinery, equipment, engines, boilers, incinerators, building materials, appliances and goods of every nature whatsoever now or hereafter located in, or on, or used, or intended to be used in connection with said property, it being intended and agreed that such items, including replacements and additions thereto, be conclusively deemed to be affixed to and be part of the real property that is conveyed hereby; and (c) all royalties, minerals, oil and gas rights and profits, water and water rights (whether or not appurtenant) owned by Borrower; and shares of stock pertaining to such water or water rights, ownership of which affects said property; SUBJECT, HOWEVER, to the terms and conditions herein set forth. Borrower agrees to execute and deliver, from time to time, such further instruments as may be requested by Lender to evidence or confirm the lien of this Instrument on any such properties. **It is understood that this Deed of Trust secures a loan that may be used in part for the construction of improvements and this Deed of Trust expressly covers all improvements, now existing or hereafter to be erected or located on this Property and this Deed of Trust shall remain a first lien Deed of Trust against the subject property, and any improvements placed or erected thereon, to secure payment of the Note for the term thereof.** The properties conveyed to Trustee hereunder are hereinafter referred to as the "Property."

FOR THE PURPOSE OF SECURING:

(1) Payment of the sum of up to Five Million Dollars ($5,000,000.00) with interest thereon, according to the terms of a Promissory Note of even date herewith and having a scheduled due date of June 30, 2004, made by Borrower payable to Lender or to order, and all modifications, extensions or renewals thereof, together with any future advances made by Lender (the "Note").

(2) Payment of such additional sums with interest thereon (a) as may be hereafter advanced by Lender pursuant to this Instrument (herein "Future Advances"); and (b) as may be incurred, paid out, or advanced by Lender, or may otherwise be due to Trustee or Lender under any provision of this Instrument.

(3) Performance of each agreement of Borrower contained herein or incorporated herein by reference or contained in any other agreements or covenants executed by Borrower relating to the loan secured hereby, including the Construction Loan Agreement (together with the Note and this Instrument are referred to as the "Loan Documents").

(4) Performance by Borrower of each and every monetary obligation to be performed by Borrower under any recorded covenants, conditions and restrictions pertaining to the Property.

(5) Performance of all agreements of Borrower to pay fees and charges to the Lender relating to the Loan secured hereby.

(6) Payment of charges, as allowed by law when such charges are made, for any statement issued by Lender regarding the obligation secured hereby.

(7) Performance by Borrower of the covenants and agreements contained in a Construction Loan Agreement between Borrower and Lender, of even date herewith, as provided in this Instrument.

Borrower covenants that Borrower is lawfully seized of the estate hereby conveyed and has the right to grant, convey, transfer and assign the Property to the Trustee and that Borrower will warrant and defend generally the title to the Property against all claims and demands, except for liens, easements and restrictions which are shown as prior to the lien created by this Instrument in a schedule of exceptions to coverage in any title policy insuring Lender's lien on the Property created by this Instrument.

TO PROTECT THE SECURITY OF THIS DEED OF TRUST, BORROWER COVENANTS AND AGREES AS FOLLOWS:

1. **PAYMENT OF PRINCIPAL AND INTEREST.** Borrower shall pay when due the principal of and interest on the indebtedness evidenced by the Note, any default interest and late charges provided in the Note and all other sums secured by this Instrument.

2. **FUNDS FOR TAXES AND OTHER CHARGES.** Unless waived in writing by Lender (which waiver can be rescinded by Lender at any time) Borrower shall pay to Lender on the day monthly installments of interest are payable under the Note (or on another day designated in writing by Lender), until the Note is paid in full, a sum (herein "Funds") equal to one-twelfth of the yearly taxes and assessments which may be levied on the Property, as reasonably estimated initially and from time to time by Lender on the basis of assessments and bills and reasonable estimates thereof. Any waiver by Lender of a requirement that Borrower pay such Funds may be revoked by Lender, in Lender's sole discretion, at any time upon notice in writing to Borrower. Lender may require Borrower to pay to Lender, in advance, such sums for other taxes, charges, premiums, assessments and impositions relating to Borrower or the Property, payment of which Lender reasonably shall deem necessary to protect any of the liens or security interests of Lender covered by this Instrument ("Other Impositions"). Unless otherwise provided by applicable law, Lender may require Funds for Other Impositions to be paid to Lender by Borrower in a lump sum or in periodic installments, at Lender's option.

The Funds shall be held by Lender or, at Lender's option, in another institution, the deposits or accounts of which are insured or guaranteed by a federal or state agency. Lender shall apply the Funds to pay said taxes, assessments, and Other Impositions as they become due provided that Borrower is not in breach of any covenant or agreement of Borrower in this Instrument. Lender shall make no charge for so holding and applying the Funds, analyzing said account or for verifying and compiling said assessments and bills, unless Lender pays Borrower interest, earnings or profits on the Funds and applicable law permits Lender to make such a charge. Unless applicable law requires payment of interest, earnings or profits on the Funds to be paid, Lender shall not be required to pay Borrower any interest, earnings or profits on the Funds. Lender shall give to Borrower, without charge, an annual accounting of the Funds, in Lender's usual format, showing credits and debits to the Funds and the purpose for which each debit to the Funds was made. The Funds are hereby pledged as additional security for the indebtedness secured by this Instrument.

If the amount of the Funds held by Lender at the time of the annual accounting thereof shall exceed the amount deemed necessary by Lender to provide for the payment of taxes, assessments, and Other Impositions, as they fall due, such excess may be refunded to Borrower following such audit or may be applied by Lender at its option to payments due in the future. If at any time the amount of the Funds held by Lender shall be less than the amount deemed necessary by Lender to pay taxes, assessments, and Other Impositions, as they fall due, Borrower shall pay to Lender any amount necessary to make up the deficiency within thirty days after written notice from Lender to Borrower requesting payment thereof.

Upon Borrower's breach of any covenant or agreement of Borrower in this Instrument, Lender may apply, in any amount and in any order as Lender shall determine, in Lender's sole discretion, any Funds held by Lender at the time of application (a) to pay taxes, assessments, and Other Impositions which then are due, or (b) as a credit against any indebtedness secured by this Instrument. Upon payment in full of all sums secured by this Instrument, Lender shall promptly refund to Borrower any unapplied Funds held by Lender.

Lender hereby agrees to waive its right to require payment of the Funds so long as no uncured default occurs under the Note, this Instrument, or any other instrument securing the Note, provided there are no payment delinquencies under the Note, and provided further that Borrower provides Lender with timely evidence satisfactory to Lender that all rents, taxes, assessments, premiums and, if requested by Lender, Other Impositions have been paid in full prior to delinquency. If such a default or delinquency occurs, or if Borrower does not provide such evidence, Lender may revoke its waiver at any time thereafter by giving written notice thereof to Borrower.

3. **APPLICATION OF PAYMENTS.** Unless applicable law requires otherwise, all payments received by Lender from Borrower under the Note or this Instrument shall be applied by Lender first to any amounts due under any provision of this Instrument other than the payment of principal and interest, second to any outstanding late charge, and the balance applied in the manner set forth in the Note. The forgoing notwithstanding, the portion of any payment attributed to Funds referenced in Paragraph 2 above shall be held and disbursed for such purpose or as provided in such Paragraph.

4. **CHARGES; LIENS.** Borrower shall pay all taxes, assessments, and Other Impositions attributable to the Property in the manner provided under paragraph 2 hereof or, if not paid in such manner due to a waiver by Lender, by Borrower making payment, when due, directly to the appropriate payee thereof, or in such other manner as Lender may designate in writing. Borrower shall promptly furnish to Lender all notices of amounts due under this paragraph and, in the event Borrower shall make payment directly, Borrower shall promptly furnish

to Lender receipts evidencing such payments. Borrower shall promptly discharge any lien which has, or may have, priority over or equality with, the lien of this Instrument and Borrower shall pay, when due, the claims of all persons supplying labor or materials to or in connection with the Property. Borrower will not permit the filing of any subordinate lien against the Property.

5. **HAZARD INSURANCE.** Borrower shall, to the extent that is usual and customary in Borrower's business for the type of work and the improvements to be constructed, keep the Property insured by carriers at all times satisfactory to Lender against loss covered under such hazards, casualties, liabilities and contingencies as Lender shall reasonably require, and in such amounts and for such periods as Lender shall reasonably require. All premiums on insurance policies shall be paid by Borrower making payment when due directly to the carrier, or in such other manner as Lender may designate in writing.

All insurance policies and renewals thereof shall be in a form acceptable to Lender and shall include a standard mortgagee loss payable clause in favor of and in form acceptable to Lender. Lender shall have the right to hold the policies, and Borrower shall promptly furnish to Lender all renewal notices and all receipts of paid premiums. At least thirty days prior to the expiration date of a policy, Borrower shall deliver to Lender a renewal policy in form satisfactory to Lender.

During the course of any construction of improvements the following coverages shall also be required: comprehensive public liability insurance in the amount of no less than One Million Dollars ($1,000,000.00) on an "occurrence basis" against claims for personal injury including, without limitation, bodily injury, death, or property damage occurring on, in, or about the Property and the adjoining streets, sidewalks, and passageways, such insurance to afford immediate minimum protection to a limit satisfactory to Lender with respect to personal injury or death to any one or more persons or damage to property; worker's compensation insurance (including employer's liability insurance, if requested by Lender) for all employees of Borrower engaged on or with respect to the Property in such amount as is satisfactory to Lender, or, if such amounts are established by law, in such amounts; builder's completed value risk insurance against "all risks of physical loss," including collapse and transit coverage, during construction of the improvements, in non-reporting form, covering the total value of work performed and equipment, supplies, and materials furnished; and such other coverages that Lender may require.

In the event of any loss covered by any insurance policies, Borrower shall give immediate written notice to the insurance carrier and to Lender. Borrower hereby authorizes and empowers Lender (at Lender's option if there then exists an uncured default under this Instrument) as attorney-in-fact for Borrower to make proof of loss, to adjust and compromise any claim under insurance policies, to appear in and prosecute any action arising from such insurance policies, to collect and receive insurance proceeds, and to deduct therefrom Lender's expenses incurred in the collection of such proceeds; provided, however, that nothing contained in this paragraph shall require Lender to incur any expense or take any action hereunder. All insurance proceeds shall be paid by the insurance company to Lender to be held and disbursed by Lender. Borrower further authorizes Lender, at Lender's option, (a) to hold the balance of such proceeds to be used to reimburse Borrower for the cost of reconstruction or repair of the Property, or (b) if the proceeds are insufficient to adequately repair or reconstruct the improvements, and if Borrower is unable or unwilling to personally fund the shortfall, to apply the balance of such proceeds to the payment of the sums secured by this Instrument, whether or not then due, in the order of application set forth in paragraph 3 hereof, or (c) if a default exists under this Instrument or any of the Loan Documents, Lender shall be entitled to retain the proceeds and apply the same in the order as provided in Paragraph 3.

If the Property is sold pursuant to the terms of this Instrument or if Lender acquires title to the Property, Lender thereupon shall also be deemed to have acquired exclusively all of the right, title and interest of Borrower in and to any insurance policies and unearned premiums thereon and in and to any insurance proceeds resulting from or which may be payable as a consequence of any damage to the Property prior to such sale or acquisition.

6. **PRESERVATION AND MAINTENANCE OF PROPERTY.** Borrower (a) shall not commit waste or permit any material physical deterioration of the Property; (b) shall not abandon the Property; (c) shall restore or repair promptly and in a good and workmanlike manner all or any part of the Property to the equivalent of its original condition, or such other condition as Lender may approve in writing, in the event of any damage, injury or loss thereto, whether or not insurance proceeds are available to cover in whole or in part the costs of such restoration or repair; (d) shall comply with all laws, ordinances, regulations and requirements of any governmental body applicable to the Property; and (e) shall give notice in writing to Lender of and, unless otherwise directed in writing by Lender, appear in and defend any action or proceeding purporting to affect the Property, the security of this Instrument or the rights or powers of Lender.

7. **USE OF PROPERTY.** Borrower shall not file any document imposing covenants, conditions, or restrictions upon the Property without the prior written consent of Lender, which may not be unreasonably withheld. Unless required by applicable law or unless Lender has otherwise agreed in writing, Borrower shall not allow changes in the use for which all or any part of the Property was intended at the time this Instrument was executed. Borrower shall not initiate or acquiesce in a change in the zoning classification of the Property without Lender's prior written consent. Borrower shall not violate nor shall Borrower permit or authorize the breach or violation of the terms of any easements, covenants, or restrictions of record upon or affecting the Property. Borrower will not conduct, permit, or authorize the generation, storage, treatment, or disposal of any friable asbestos, hazardous waste, or toxic substance on or in a location that will adversely affect the Property and shall promptly provide Lender written notice of (a) its obtaining knowledge of any release of any hazardous or toxic material or oil at or from the Property or any other site owned, occupied, or operated by Borrower or by any person for whose conduct Borrower is responsible or whose liability may result in a lien on the Property; (b) Borrower's receipt of any notice to such effect from any federal, state, or other governmental authority; and (c) loss by such governmental authority in connection with the assessment, containment, or removal of any hazardous or toxic material or oil for which expense

in part on the financial and development responsibility and experience of Borrower, it is specifically understood and agreed that Lender's consent may be given or withheld by Lender in the exercise of its sole discretion, and failure to receive such consent prior to any such transfer or conveyance or attempt thereafter shall be deemed a breach hereof and of the Note. Should Lender forbear from accelerating the payment of the Note and the other indebtedness secured hereby by reason of any of the foregoing, the assignee of Borrower shall be deemed to have assumed and agreed to pay the Note and the other indebtedness secured hereby owing Lender and be bound by the terms hereof, whether or not the instrument evidencing such sale or transfer expressly so provides, and this covenant shall run with the Property and remain in full force and effect until the entire Note and the other indebtedness secured hereby is paid or discharged in full. Upon the occurrence of any of the foregoing events and consent thereto having not been given by Lender, the mere fact of a lapse of time or the acceptance of payments subsequent to any of such events shall not be deemed a waiver of Lender's right to make such election, nor shall Lender be estopped therefrom by virtue thereof. Borrower shall be required to notify Lender upon the occurrence of any of the events affecting title as above-described, and failure to do so shall constitute a default hereunder and under the Note. No sale of the Property, assumption or other event specified above and approved by Lender shall operate to release or affect the original liability of Borrower, either in whole or in part, unless Borrower is expressly released in writing by Lender.

21. ACCELERATION; REMEDIES.

(a) **Acceleration and Power of Sale.** Upon Borrower's breach of any covenant or agreement of Borrower in this Instrument, including, but not limited to, the covenants to pay when due any sums secured by this Instrument, which default is not cured within any applicable notice and cure period, Lender, at Lender's option, may declare all of the sums secured by this Instrument to be immediately due and payable without further demand, and may invoke the power of sale and other remedies permitted by applicable law or provided herein. Lender shall be entitled to collect all costs and expenses incurred in pursuing such remedies, including, but not limited to, reasonable attorneys' fees and costs of documentary evidence, abstracts and title reports.

Lender may execute and file with Trustee a written Notice of Election and Demand for Sale, which Notice shall identify the occurrence of the event(s) of default. Trustee shall then schedule the Property for sale and publish notice of the sale once a week for four (4) consecutive weeks in a newspaper in general circulation within the county in which the Property is located or take such other steps as shall be required under Colorado law for exercise of the power of sale. Trustee shall give notice of default and notice of sale and shall sell the Property according to applicable law. Trustee may sell the Property at the time and place and under the terms designated in the notice of sale in one or more parcels and in such order as Trustee may determine. Trustee may postpone sale of all or any parcel of the Property by public announcement at the time and place of any previously scheduled sale and in accordance with applicable law.

At any sale conducted hereunder, it shall not be necessary for the Trustee to have physical or constructive possession of the Property. In the event of sale, Borrower, its successors and assigns shall immediately upon the making of the sale, to the extent not prohibited by applicable law, surrender and deliver possession of the Property to the purchaser at such sale. In the event of Borrower's failure to do so, it shall thereupon from and after the date of such sale be deemed by purchaser, at its option, a trespasser or tenant at will on such Property. Purchaser, at its option, shall then be entitled to institute and maintain an action for forcible detainer of such Property in any court of jurisdiction in the county in which such Property, or any part thereof, is situated.

Lender may at any time before the sale of the Property direct the Trustee or any successor Trustee to abandon the sale, and may then institute suit for collection of the Note and/or for the foreclosure of this Instrument. Notwithstanding the foregoing, Lender may at any time before the entry of a final judgment in said suit dismiss the same and require the Trustee or any successor Trustee to sell the Property in accordance with the provisions of this Instrument.

Lender, if it is the highest bidder at any sale, shall have the right to purchase the Property and to have the amount for which such Property is sold credited on the debt then owing.

Trustee shall deliver to the purchaser a Certificate of Purchase evidencing the successful bid at the sale, and upon expiration of the redemption periods allowed by law, Trustee shall deliver to the purchaser a Trustee's deed conveying the Property so sold without any covenant or warranty, expressed or implied. The recitals in the Trustee's deed shall be prima facie evidence of the truth of the statements made therein. The Trustee shall apply the proceeds of the sale in the following order: (i) to all costs and expenses of the sale, including, but not limited to, Trustee's and attorneys' fees and costs of title evidence; (ii) to all sums secured by this Instrument in such order as Lender, in Lender's sole discretion, directs; and (iii) the excess, if any, to the person or persons legally entitled thereto.

In the event the Property, or any part thereof, shall be sold upon foreclosure or by power of sale as provided hereunder, the sum for which the same shall have been sold shall, for purposes of redemption (pursuant to Section 38-38-102, C.R.S., as amended, or the corresponding provisions of any future law), bear interest at the default rate of interest provided in the Note from the date of sale until paid.

(b) **Foreclosure as Mortgage.** This Instrument shall be effective as a mortgage as well as a deed of trust and may be foreclosed as a deed of trust or a mortgage as to any of the Property in any manner permitted by the laws of the State of Colorado.

(c) **Receiver.** In addition to all other remedies herein provided, Lender shall, as a matter of right, be entitled to an ex parte appointment of a receiver or receivers without notice, notice being hereby expressly waived, for all or any part of the Property without regard to the value of the Property or the solvency of any person or persons liable for the payment of the Note and Borrower does hereby consent to the appointment of such receiver or receivers, waives any and all defenses to such appointment, and agrees not to oppose any application therefor by Lender, but nothing herein is to be construed to deprive Lender of any other right, remedy or privilege it may now have under the law to have a receiver appointed; provided, however, that the appointment of such receiver, trustee, or other appointee by virtue of any court order, statute, or regulation shall not impair or in any manner prejudice the rights of Lender to receive payment of the rents and income. Any money advanced by Lender in connection with any such receivership shall be a part of the indebtedness secured hereby and shall be payable by Borrower to Lender as provided in this Instrument. The receiver or its agents shall be entitled to enter upon and take possession of any and all of the Property. The receiver, personally or through its agents or attorneys, may exclude Borrower and its agents, servants, and employees wholly from the Property, and have, hold, use, operate, manage, and control the same and each and every part thereof, and keep insured the properties, equipment, and apparatus provided or required for use in connection with the business or businesses operated on the Property, and make all such useful alterations, additions, betterments, and improvements as the receiver may deem judicious. Such receivership shall, at the option of Lender, continue until full payment of all sums hereby secured, or until title to the Property shall have passed by foreclosure sale under this Instrument and the period of redemption, if any, shall have expired.

22. ENVIRONMENTAL MATTERS.

(a) **Defined Terms.** As used in this paragraph, the following terms shall have the following meanings:

1. "Contaminant" means any pollutants, hazardous or toxic substances or wastes or contaminated materials including but not limited to oil and oil products, asbestos, asbestos containing materials, urea formaldehyde foam insulation, transformers or other equipment which contain dielectric fluid containing levels of polychlorinated biphenyls, flammables, explosives, radioactive materials, laboratory wastes, chemicals, elements, compounds or any other materials and substances (including materials, substances or things which are composed of or which have as constituents any of the foregoing substances), which are or may be subject to regulation under, or the Release of which or exposure to which is prohibited, limited or regulated under any Environmental Law.

2. "Enforcement Action" means any action, proceeding or investigation (administrative or judicial, civil or criminal) instituted or threatened by U.S. Environmental Protection Agency, or any other federal, state or local governmental agency (collectively "Governmental Authority") related to any alleged or actual violation of any Environmental Law with respect to the Property and/or any business conducted thereon, and/or the Borrower, including, but not limited to, actions seeking Remediation, the imposition or enforcement of liability pursuant to any Environmental Law and compliance with any Environmental Law. Enforcement Action shall also include any similar actual or threatened action by any private party pursuant to any Environmental Law.

3. "Environmental Laws" means any and all present and future: federal, state, and local laws, statutes, ordinances, rules, and regulations, relating to protection of human health and the environment from Contaminants including but not limited to the Comprehensive Environmental Response, Compensation and Liability Act, as amended, (CERCLA), 42 USC § 9601 *et seq.*; the Resource Conservation and Recovery Act, as amended, (RCRA), 42 USC § 6901 *et seq.* the Clean Air Act, as amended, 42 USC § 7401 *et seq.*; the Federal Water Pollution Control Act, as amended (including but not limited to as amended by the Clean Water Act), 33 USC § 1251 *et seq.*; the Toxic Substances Control Act, as amended (TSCA), 15 USC § 2601 *et seq.*; the Emergency Planning and Community Right-to-Know Act (also known as SARA Title III), as amended, (EPCRA), 42 USC § 11001 *et seq.*; the Safe Drinking Water Act, as amended, 42 USC § 300(f) *et seq.*; the Federal Insecticide, Fungicide and Rodenticide Act, as amended (FIFRA), 7 USC § 136 *et seq.*; the Occupational Safety and Health Act, as amended, (OSHA), 29 USC § 651 *et seq.*; the Endangered Species Act, as amended, 16 USC § 1531 *et seq.*; the National Environmental Policy Act, as amended, (NEPA), 42 USC § 4321 *et seq.*; the Rivers and Harbors Act of 1899, 33 USC § 401 *et seq.*; state and local laws, rules and regulations similar to or addressing similar matters as the foregoing federal laws; laws, rules and regulations governing underground or above-ground storage tanks; laws, rules and regulations imposing liens for response costs or costs of other Remediation, whether or not those liens have a higher priority than existing liens; laws, rules and regulations conditioning transfer of property upon a form of negative declaration or other approval of a Governmental Authority of the environmental condition of a property; laws, rules and regulations requiring the disclosure of conditions relating to Contaminants in connection with transfer of title to or interest in property law; laws, rules and regulations requiring notifying of any governmental entity with regard to a Release of any Contaminant; conditions or requirements imposed in connection with any permits; government orders and demands and judicial orders pursuant to any of the foregoing; laws, rules and regulations relating to the Release, use, treatment, storage, disposal, transportation, transfer, generation, processing, production, refining, control, management, or handling of Contaminants; any and all other laws, rules, regulations, guidance, guidelines and common law of any

governmental entity relating to the protection of human health or the environment from Contaminants.

4. "Release" means any spilling, leaking, migrating, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the environment of any Contaminant.

5. "Remediation" means any response, remedial or removal action pursuant to CERCLA; any corrective action pursuant to RCRA; any other actions required, authorized or ordered under any Environmental Law with regard to cleanup, removal, response, detoxification or other remediation of any Contaminant; any actions to prevent, cure or mitigate a Release or threatened Release of any Contaminant; any action necessary or appropriate to comply with any Environmental Law; any action necessary or appropriate to obtain or comply with permits needed for operations in connection with the Property; including but not limited to: any investigation, monitoring, assessment, testing, sampling, laboratory or other analysis, or evaluation, relating to any such response, remedial, removal, corrective or other cleanup action or relating to any Release or threatened Release of any Contaminant; other actions ordered or otherwise required pursuant to any other provision of any other Environmental Law; any other response, remedial or removal action liability for which may be imposed pursuant to CERCLA §107(a) (42 USC § 9607(a)) whether such liability is to a Governmental Authority or a private party.

(b) **Environmental Indemnity.** To the fullest extent permitted by law, Borrower agrees to defend, indemnify, protect, release and hold harmless Lender (whether as Beneficiary, Mortgagee in Possession, as a successor in interest to Borrower by virtue of foreclosure of the Note or otherwise, as owner or operator of the Property or in any other capacity), its affiliates, subsidiaries, parties to whom Lender sells loan participations (if applicable), the successors and assigns of each and its and their directors, officers, employees, attorneys, and agents (collectively, the "Lender Parties" or singularly a "Lender Party") from and against any and all claims, suits, liabilities, actions, proceedings, obligations, debts, damages, losses, costs, expenses, diminutions in value, liabilities (including strict liabilities), fines, penalties, charges, fees, attorneys' fees and costs, engineers' fees, environmental consultants' fees and investigation costs, costs of Remediation (whether or not performed voluntarily), and any other expenses (including expenses incurred in enforcing this indemnity), judgments, awards, amounts paid in settlement, punitive damages, and foreseeable and unforeseeable consequential damages (collectively, "Losses") incurred by or threatened against Lender or a Lender Party arising directly or indirectly out of, or any way related to:

1. The past, present or threatened violations of any Environmental Law in connection with the Property or operations thereon, including but not limited to any failure by Borrower or other users of the Property to comply with any Enforcement Action or any Environmental Law;

2. Any actions necessary or appropriate to comply with any Environmental Law in any way connected with the Property;

3. The presence of any Contaminant in, on or under the Property including, but not limited to, the use, treatment, storage, disposal, transportation, transfer, generation, processing, production, refining, control, management or handling of Contaminants in any way connected with the Property;

4. Any Remediation in any way connected with the Property;

5. Any breach of the Borrower's covenants or any breach or misrepresentation of Borrower's representations and warranties in this Instrument or other Loan Documents;

6. Any loss of priority of Lender's title (or lien on) the Property directly or indirectly arising out of or in any way relating to any of the foregoing or any imposition of any lien or other encumbrance on title to the Property or indirectly arising out of or in any way relating to any of the foregoing;

7. Any personal injury, wrongful death, or property damage arising under any statutory or common law tort law theory, including but not limited to damages assessed for the maintenance of a private or public nuisance on or for the conducting an abnormally dangerous activity on the Property.

8. Any other matter relating to any environmental condition of the Property, to Contaminants in connection with the Property or migrating to or from the Property, or to any Environmental Laws.

Borrower understands, acknowledges and agrees that its liabilities to Lender pursuant to this indemnity shall be binding upon Borrower regardless of whether conditions described in this paragraph resulted from acts or omissions of Borrower, its predecessors in interest, or any other person or from circumstances (whether or not on the Property) which occurred or existed prior to the date hereof. Borrower's liability hereunder shall survive and continue beyond foreclosure of this Instrument, deed in lieu of foreclosure and payoff or discharge of the Note and release of this Instrument and the other Loan Documents.

(c) **Covenants, Representations and Warranties.** Borrower covenants, represents and warrants to Lender that:

1. To the best of Borrower's knowledge and belief, the Property is free of any Contaminants and neither Borrower nor any other person (including but not limited to prior owners, occupiers and tenants) has ever caused or permitted any Contaminant to be manufactured, placed, generated, stored, held, transferred, processed, produced, transported or disposed on, at, through or under the Property nor any property adjacent thereto has even been used (whether by Borrower or, to the best knowledge of Borrower, by any other person) as a location for the manufacture, placement, storage, location or disposal of any Contaminants.

2. No lien has or is currently attached to any revenues or any real or personal property owned by Borrower (including but not limited to the Property) as a result of any Governmental Authority expending monies as a result of any alleged Release or the existence of any Contaminant on or about the Property or a breach of an Environmental Law.

3. Neither Borrower nor, to the best of Borrower's knowledge and belief, any other person having any interest in the Property (including but not limited to prior owners, occupants and tenants) has received any notice or advice of any Enforcement Action with respect to the Property.

4. Borrower will keep the Property and any other real property owned, occupied or operated by Borrower free of any Contaminants and in compliance with applicable Environmental Laws.

5. Borrower shall not cause or permit to exist as a result of any intentional or unintentional action or omission on its part or for which it is responsible under applicable Environmental Laws a Release of any Contaminant unless and to the extent such Release is made pursuant to and in compliance with the conditions of a permit issued by all appropriate federal and/or state governmental authorities.

6. In the event of any Release of a Contaminant onto the Property or onto any other property owned, occupied or leased by Borrower or for which Borrower is otherwise responsible under applicable Environmental Laws, it shall take reasonable steps under the circumstances to remediate such Release in accordance with all Environmental Laws of appropriate governmental entities and authorities having jurisdiction.

23. **REMEDIES CUMULATIVE.** Each remedy herein provided shall not be exclusive of any other remedy herein or now or hereafter existing by law, and may be exercised concurrently, independently or successively in any order whatsoever. Every power or remedy hereby given to Borrower or to Lender, or to which either of them may be otherwise entitled, may be exercised from time to time and as often as may be deemed expedient by them, and either of them may pursue inconsistent remedies. If Lender holds any additional security for any obligation secured hereby, Lender may enforce the sale thereof, at Lender's option, either before, contemporaneously with, or after the sale is made hereunder, and on any default of Borrower, Lender may, at its option, offset against any indebtedness owed hereunder to it by Borrower the whole or any part of any indebtedness owing by it to Borrower, and the Lender is hereby authorized and empowered at its option, without any further obligation to do, and without affecting the obligations hereof, to apply towards the payment of any indebtedness secured hereby of the Borrower to the Lender, any and all sums of money belonging to Borrower which the Lender may have in its possession or under its control, including, without limiting the generality of the foregoing, any unapplied Funds held by Lender. No offset by Lender hereunder shall relieve Borrower from paying installments on the obligation secured hereby as they become due.

24. **NOTICE.** Except for any notice required under applicable law to be given in another manner, all notices and other communications required or permitted under this Instrument shall be in writing and shall be personally delivered or sent by registered or certified mail, return receipt requested, or sent by overnight courier service, and, if mailed, shall be deemed received on the earlier of the day on which such notice is actually received by the party to whom it is addressed or the third business day after deposit in the mail in the continental United States, postage prepaid, addressed to the party to receive such notice at the address set forth below, and if sent by overnight courier shall be deemed received on the day on which such notice is actually received by the party to whom it is addressed or the date delivery is refused, either as indicated in the records of such courier service. Notice of change of address shall be given by written notice in the manner set forth in this paragraph.

Notice to Borrower shall be addressed to:	Lakeview Development Corporation 5251 DTC Parkway, Suite 1185 Englewood, Colorado 80111
Notice to Lender shall be addressed to:	Commercial Federal Bank 215 S. Wadsworth Blvd. Lakewood, Colorado 80226

25. **SUCCESSORS AND ASSIGNS BOUND; AGENTS.** The covenants and agreements herein contained shall bind, and the rights hereunder shall inure to, the respective successors and assigns of Lender and Borrower, subject to the provisions of this Instrument. In exercising any rights hereunder or taking any actions provided for herein, Lender may act through its employees, agents or independent contractors as authorized by Lender.

26. **GOVERNING LAW.** The loan contract between the parties, including this Instrument, the Note and any other obligation which this Instrument secures, is made pursuant to and shall be construed and governed by the laws of the United States and the rules and regulations promulgated thereunder, and, to the extent the laws of a state are applicable (including laws regarding usury), by the laws of the State of Colorado and the rules and regulations promulgated thereunder.

27. **TIME OF ESSENCE.** Time is of the essence for all of Borrower's obligations hereunder and the Loan Documents.

28. **MISREPRESENTATION OR NONDISCLOSURE.** Borrower has made certain written representations and disclosures in order to induce Lender to make the loan evidenced by the Note which this Instrument secures and, in the event that Borrower has made any material misrepresentations or failed to disclose any material fact, Lender, at its option and without prior notice, shall have the right to declare the indebtedness secured by this Instrument, irrespective of the maturity date specified in the Note, immediately due and payable. The Trustee, upon presentation to it of an affidavit signed by Lender setting forth facts showing a default by Borrower under this paragraph, is authorized to accept as true and conclusive all facts and statements therein, and to act thereon hereunder.

29. **WAIVER OF MARSHALLING.** Notwithstanding the existence of any other security interests in the Property held by Lender or by any other party, Lender shall have the right to determine the order in which any or all of the Property shall be subjected to the remedies provided herein. Lender shall have the right to determine the order in which any or all portions of the indebtedness secured hereby are satisfied from the proceeds realized upon the exercise of the remedies provided herein. Borrower, any party who consents to this Instrument and any party who now or hereafter acquires a security interest in the Property and who has actual or constructive notice hereof, hereby waives any and all right to require the marshalling of assets in connection with the exercise of any of the remedies permitted by applicable law or provided herein.

30. **REQUEST FOR NOTICES.** Borrower requests that copies of any notice of default and notice of sale hereunder be sent to Borrower at Borrower's address stated above.

31. **GENERAL PROVISIONS.**

(a) This Instrument applies to, inures to the benefit of, and binds all parties hereto, their successors and assigns.

(b) The term "Lender" shall mean the owner and holder (including a pledgee) of the Note secured hereby, whether or not named as Lender herein.

(c) Wherever the context so requires, the masculine gender includes the feminine and neuter, and the singular number includes the plural, and vice versa.

(d) Captions and paragraphs headings used herein are for convenience only, are not part of this Instrument, and shall not be used in construing it.

32. **FUTURE ADVANCES.** Upon request of Borrower, Lender, at Lender's option, so long as this Instrument secures indebtedness held by Lender, may make Future Advances to Borrower. Such Future Advances, with interest thereon, shall be secured by this Instrument when evidenced by promissory notes stating that such notes are secured hereby.

33. **CORRECTION OF DEFECTS.** Borrower, upon request of Lender, shall promptly correct any defect, error or omission that may be discovered by Lender in the content of this Instrument or in the execution or acknowledgment hereof. In addition, Borrower shall do such further acts as may be deemed necessary by Lender or that Lender may reasonably request to carry out more effectively the purposes of this Instrument, to subject any property intended to be encumbered hereby to the lien and security interest hereof, and to perfect and maintain the first lien and security interest hereof.

34. **INVALID PROVISIONS.** Should any term, provision, covenant or condition of this Instrument be held to be void or invalid, the same shall not affect any other term, provision, covenant or condition of this Instrument, but the remainder hereof shall be effective as though such term, provision, covenant or condition had not been contained herein. In addition, should this Instrument be or become ineffective as a deed of trust, then these presents shall be construed and enforced as a realty mortgage with the borrower being the Mortgagor and Lender being the Mortgagee.

35. **PARTIAL RELEASES OF PROPERTY.** Notwithstanding the provisions of Paragraph 20 of this Instrument, during the term of the Note, as Borrower agrees to sell or convey Borrower's title interest in individual lots (created as a result of recording of a final plat approved by the County of Larimer, Colorado and by Lender) comprising part of the Property described in this Deed of Trust (hereinafter a "Sold Property") to arms' length third party users, Borrower shall be entitled to sell or convey such Sold Property, and shall be entitled to obtain from Lender a discharge and release of the Loan Documents encumbering such Sold Property, without acceleration by Lender of the Note by virtue of such sale or conveyance, upon Borrower's strict compliance with each and every of the following conditions:

a. Borrower gives to Lender written notice of Borrower's intent to sell or convey such Sold Property not less than five (5) days before the intended closing date of the sale; and

b. Borrower furnishes to Lender (if specifically requested by Lender) a copy of the agreement governing such proposed sale or conveyance; and

c. As of the date of such written notice and as of the closing date of the sale, no default exists and no event has occurred which over the passage of time would constitute a default under the Note or under any Loan Documents securing the Note; and

d. The sale of a Sold Property is to a bona fide, third party arms' length end user; and

e. On or before the closing date of the Sold Property, Borrower pays in cash to Lender, to be applied as a principal prepayment, an amount equal to the greater of: (i) 80% of the sales price of the Sold Property; or, (ii) the minimum release price set forth below for the respective lot:

Lots/Block	Release Price
Lots 1-20/B2	$43,600.00
Lots 1-8/B3	$54,800.00
Lots 1-7, 12, 13/B4	$55,600.00

If Borrower fails to comply with any one or more of the preceding conditions strictly in accordance with the terms thereof, Lender shall remain entitled to exercise all rights and remedies provided in the Note and all Loan Documents and shall have the right to refuse to release the Loan Instruments encumbering the Sold Property.

36. **NO HOMESTEAD**. The Property encumbered by this Instrument and by the Loan Documents is not occupied by Borrower or Borrower's family as a home and, accordingly is not subject to the homestead exemption of § 38-41-201 *et seq.*, C.R.S. Borrower hereby waives all right of homestead and any other exemption in the Property under state or federal law presently existing or hereinafter enacted.

IN WITNESS WHEREOF, Borrower has executed this Instrument or has caused the same to be executed by its representative thereunto duly authorized.

LAKEVIEW DEVELOPMENT CORPORATION, a Colorado corporation, Borrower

By: [signature] Pres.
David M. Summers, its President

STATE OF COLORADO)
) SS.
COUNTY OF Weld)

On this 31 day of December, 2002, before me the undersigned Notary Public duly commissioned and qualified for said county, personally came David M. Summers, President of Lakeview Development Corporation, a Colorado corporation, Borrower, who executed and acknowledged the foregoing for and on behalf of Borrower and Trustor.

[signature]
Notary Public
My commission expires: ____________

JULIE A. CITO
NOTARY PUBLIC
STATE OF COLORADO
My Commission Expires Nov. 17, 2008

EXHIBIT "A"

LEGAL DESCRIPTION

PARCEL A: Lots 1-20, Block 2, Lots 1-8, Block 3, Lots 1-7, 12 and 13, Block 4, Replat of Tract B, Boyd Lake North First Addition, City of Loveland, County of Larimer, State of Colorado

PARCEL B: Tracts 1, 2, 3, 4, 7, 10 and Tract 6 except that portion as conveyed by deed recorded at reception No. 97022100, Boyd Lake North First Addition, Replat of Tracts C, D, E, F and G, City of Loveland, Larimer County, Colorado

PARCEL C: Tracts A, B and C, Replat of Tract B, Boyd Lake North First Addition to the City of Loveland, County of Larimer, State of Colorado and Tract A, Boyd Lake First Subdivision, City of Loveland, County of Larimer, State of Colorado

EXHIBIT 3.7

When Recorded, Return to:
Commercial Federal Bank
Attn: Mike Alcott
633 Seventeenth St., Suite 1500
Denver, CO 80202

------------------------[SPACE ABOVE FOR RECORDING DATA]-----------------------

NOTE AND DEED OF TRUST MODIFICATION AND EXTENSION AGREEMENT WITH ADDITIONAL PRINCIPAL ADVANCE

Loan No. 245913

THIS NOTE AND DEED OF TRUST EXTENSION AND MODIFICATION AGREEMENT WITH ADDITIONAL PRINCIPAL ADVANCE ("Modification") is made and entered into to be effective as of March 31, 2004, by and among COMMERCIAL FEDERAL BANK, A FEDERAL SAVINGS BANK ("Lender"), and LAKEVIEW DEVELOPMENT CORPORATION, a Colorado corporation ("Borrower"), with the agreement and consent of DAVID M. SUMMERS ("Guarantor").

RECITALS:

A. Borrower is the maker of a Promissory Note ("Note") dated December 31, 2002, in the original principal amount of up to Five Million Dollars ($ 5,000,000.00), payable to the order of Lender;

B. The Note is secured by, among other things, a Deed of Trust dated as of that same date, and recorded in Larimer County, Colorado, on January 15, 2003, as Reception #2003005393, of the records of the County Recorder of Larimer County, Colorado ("Deed of Trust");

C. The Note and Deed of Trust have been modified by virtue of a Change in Terms Agreement dated December 23, 2003, whereunder the maturity date of the Note and Deed of Trust was extended to January 14, 2005 (the "First Modification").

D. The Deed of Trust, as last modified by the First Modification, encumbers the real property ("Property") described on Exhibit "A" attached hereto and incorporated herein by reference;

E. Lender remains the owner and holder of the Note and the beneficiary of the Deed of Trust;

F. The Note, the Deed of Trust, the Construction Loan Agreement executed contemporaneously with the Note and Deed of Trust, the First Modification, and all other documents and agreements evidencing or securing the obligations under the Note, shall herein be collectively referred to as the "Loan Documents";

G. Borrower and Lender specifically acknowledge and agree that as of the date of this Modification, Lender has advanced to and/or for the benefit of Borrower the principal totaling Five Million Dollars ($ 5,000,000.00).

H. Borrower and Guarantor have requested that Lender increase the maximum potential principal balance of the Note, and make other modifications, and Lender has agreed, as an accommodation to Borrower and Guarantor, to honor such request on the terms and conditions contained in this Modification.

NOW, THEREFORE, in consideration of the foregoing, the mutual covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Amendment and Increase in Maximum Principal of the Note. The maximum principal amount that may be advanced under the Note is hereby increased from Five Million Dollars ($ 5,000,000.00) to Five Million Five Hundred Thousand Dollars ($5,500,000.00). The additional principal shall be advanced by Lender subject to Borrower's compliance with the applicable terms and conditions of the Note (as modified by the First Modification), Deed of Trust, Construction Loan Agreement, this Modification and all other Loan Documents. No disbursements of any portion of the undisbursed balance of the modified principal amount shall be made for any purpose until the conditions referenced in Paragraph 9 below are satisfied in accordance with the terms thereof. Disbursements of the additional principal shall be made for the purposes set forth

2. Sources and Uses of Loan Principal. Borrower and Lender agree that the additional principal advanced under this Modification shall be used for professional engineering fees, environmental consulting fees, excavation contractor expenses, grading expenses, trucking contractor expenses, decorative rock expenses, erosion protective barrier and supplies and other expenses related to the costs or reclaiming soil from the lake to extend the existing lakefront, and the additional costs resulting from delays in obtaining the Permit from the Army Corps of Engineers, all as approved by the Lender in its reasonable discretion. All future advances shall be made in accordance with the requirements and procedures, and subject to the conditions, as provided in the Note, Construction Loan Agreement, this Modification and the other Loan Documents.

3. Security for Obligations of the Note. Borrower and Guarantors hereby reaffirm that the Deed of Trust is and shall remain as security for the obligations of the Note, and that the Deed of Trust encumbers Borrower's fee simple ownership interest in the Property as described

on Exhibit "A". Such Deed of Trust shall not be released by Lender until the obligations of the Note (as modified by the First Modification and this Modification) have been fully repaid and discharged by Borrower and the Note canceled by Lender.

4. Due Date. The "Due Date," as defined in the Note, and as previously modified, shall be deemed extended from January 14, 2005 to January 30, 2005, on which date all outstanding principal, interest and other sums due under the Note shall be paid in full to Lender.

5. Modification of Required Principal Reduction Terms. The terms of Paragraph 35 of the Deed of Trust is hereby amended to provide that: (i) the principal reduction payment due on the sale of any platted lot not specifically identified in said Paragraph 35 shall be the amount equal to Eighty percent (80%) of the sales price of such Sold Property; and (ii) any vacant land will only be released upon payment in full of all indebtedness due and owing under the Loan Documents. Except as modified hereby, the remaining terms of said Paragraph 35 shall remain in full force and effect as originally written.

6. Attorneys' Fees. All reasonable attorneys' fees and costs incurred by Lender with respect to the Note, the Deed of Trust, the Property, Loan Documents, and/or this Modification shall be reimbursed to Lender by Borrower on demand and, if not paid when due, shall bear interest at the default rate set forth in the Note from the due date therefor until paid in full. In addition, failure to pay such fees and costs when due shall constitute a default under this Modification and the Loan Documents.

7. Closing Costs. Borrower shall pay when due or upon Lender's demand all closing costs including, but not limited to, recording fees, title insurance premiums, and title company closing fees incurred by virtue of the loan modification evidenced by this Modification. Failure to pay the same when due or upon demand shall constitute a default under this Modification and the Loan Documents.

8. No Secondary Liens. At no time prior to payment in full of the Note, as modified, shall Borrower obtain any financing secured in whole or in part by any interest subordinate to Lender's in the Property or in any other collateral securing the Note, nor shall Borrower permit any liens or encumbrances to be filed or perfected against such collateral or Borrower's interest therein.

9. Representations by Borrower. Borrower hereby represents and warrants to Lender as follows:

a. This Modification is duly executed and delivered by Borrower and constitutes legal, valid, and binding obligations of Borrower, fully enforceable in accordance with the terms hereof;

b. Borrower is in strict and complete compliance with all the terms and conditions of the Loan Documents, except as revealed to Lender in writing;

c. Borrower has no defenses to the payment of the Note, the performance of the strict terms of the Deed of Trust, the Loan Documents, or this Modification, and has no right of offset or claim against Lender. Borrower specifically acknowledges and agrees that Lender has performed each and all of its obligations, commitments, and agreements under the Loan Documents and all other agreements related to the indebtedness, both written and verbal, direct or implied, up to and including the date of this Modification, that Lender is not in default in the observance or performance of any obligation, commitment, agreement, or covenant, expressed or implied, including, but not limited to covenants of good faith and fair dealing to be observed or performed by Lender under the foregoing, and that no facts exist and no event has occurred which now or hereafter will authorize Borrower to fail or refuse to abide by the terms of the Loan Documents, or form the basis, in whole or in part, for a claim of any kind including, but not limited to, lack of good faith or fair dealing against Lender; and

d. All real property taxes and special assessments currently assessed against the Property have been paid in full, except for general taxes, which are due and payable prior to becoming delinquent in 2004.

10. Default. Any default by Borrower under this Modification (including any misrepresentation under Paragraph 9 above) shall also constitute a default under the Loan Documents, including the Note and the Deed of Trust. Any default by Borrower under the Loan Documents as modified by the First Modification or this Modification, shall constitute a default under this Modification. In the event of any default, Lender shall be entitled to exercise all of its remedies hereunder and under the Loan Documents, and at law or in equity.

11. No Further Commitment. Borrower hereby acknowledges and agrees that this Modification modifies the Note, the Deed of Trust and the Loan Documents only to the extent and on the terms set forth herein, and this Modification is not, nor shall it be, construed as a commitment by Lender to modify the Note, the Deed of Trust or any of the Loan Documents securing the Note in any other respect. Borrower further agrees that it is precluded from claiming that any prior written or oral negotiations, discussions, comments, questions, or representations not specifically incorporated into this Modification or the Loan Documents are binding upon Lender. Furthermore, none of the same shall in any manner whatsoever be deemed to modify or constitute a waiver of the rights and obligations of the parties as stated in the Loan Documents or this Modification.

12. Full Force and Effect. Except as otherwise modified herein, each and every provision of the Note, the Deed of Trust, and all other Loan Documents, as modified previously, shall be and remain in full force and effect. Borrower hereby reaffirms the Note, as modified hereby, and all other indebtedness secured by the Deed of Trust and Loan Documents, and agrees to perform the obligations thereunder as they become due.

13. Security Instruments. The Deed of Trust, as modified hereby, and all other Loan Documents shall continue to secure Borrower's obligations under the Note, as modified. Borrower hereby reaffirms all liens and security interests securing the Note, including, without limitation, the Deed of Trust, and acknowledges all of the same to be valid and subsisting.

14. Binding Effect. This Modification shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors, and permitted assigns.

15. Further Assurances. Borrower agrees to execute and deliver such documents and to perform such other acts, promptly upon request, as Lender requests and which are, in Lender's reasonable judgment, necessary or appropriate to effectuate the purposes of this Modification. This Modification and any memorandum hereof may be filed and recorded by Lender with any governmental agency or other public office.

16. Amendment. This Modification may be modified, amended, changed, or terminated, in whole or in part, only by an agreement in writing duly authorized and executed by Borrower and Lender.

17. Waiver. The waiver of any breach of any of the provisions of this Modification by any party shall not constitute a continuing waiver or a waiver of any subsequent breach by said party either of the same or of another provision of this Modification.

18. Exclusive Agreement. This Modification contains the entire agreement between the parties with respect to the modification of the Note, the Deed of Trust, and the Loan Documents evidenced hereby and no statement, promise, or inducement made by any party or the agent of any party that is not contained in this Modification shall be valid or binding.

19. Severability. Invalidation of any of the provisions of this Modification or any paragraph, sentence, clause, phrase, or word herein, or the application thereof in any given circumstance, shall not affect the validity of the remainder of this Modification.

20. Time of the Essence. Time is of the essence for the performance of each and every provision hereof.

21. Governing Law. This Modification is made pursuant to and shall be construed and governed by the laws of the United States and the rules and regulations promulgated thereunder, and, to the extent the laws of a state are applicable (including laws regarding usury), by the laws of the State of Colorado and the rules and regulations promulgated thereunder.

22. Release. A full release of the Deed of Trust shall release this Modification.

23. Guarantor's Liability. By his signature below, Guarantor acknowledges and agrees to Lender's increase in the potential amount of principal that may be advanced and to all other terms and conditions of this Modification, and Guarantor hereby reaffirms that his Unconditional Guaranty of Payment and Performance (the Guaranty") remains fully and completely valid and enforceable against Guarantor. Guarantor reaffirms that Guarantor is liable to Lender for payment of the full amount of the principal that is advanced under the terms of the Note and the other Loan Documents, as modified and increased by this Modification, up to a

EXHIBIT "A"

LEGAL DESCRIPTION

total principal amount of Five Million Five Hundred Thousand Dollars ($5,500,000.00), together with interest and other costs and expenses as stated in the Guaranty.

IN WITNESS WHEREOF, the parties hereto have executed this Modification to be effective as of March 31, 2004.

COMMERCIAL FEDERAL BANK, A FEDERAL SAVINGS BANK, Lender

By: [signature]
Its: ASST. VICE PRESIDENT

LAKEVIEW DEVELOPMENT CORPORATION, a Colorado corporation, Borrower

By: [signature]
David M. Summers, its President

STATE OF COLORADO)
) SS.
COUNTY OF Denver)

On this 31st. day of March, 2004, before me the undersigned Notary Public duly commissioned and qualified for said county, personally came Kevin M. Linger, Asst. V.P of COMMERCIAL FEDERAL BANK, A FEDERAL SAVINGS BANK, who executed the foregoing instrument for and on behalf of the Bank.

DEBRA BENNETTS
NOTARY PUBLIC
STATE OF COLORADO
My Commission Expires 11-30-05

[signature]
Notary Public
My Commission Expires: 11-30-05

STATE OF COLORADO)
) SS.
COUNTY OF Denver)

On this 31st day of March, 2004, before me the undersigned Notary Public duly commissioned and qualified for said county, personally came David M. Summers, President of Lakeview Development Corporation, a Colorado corporation, Borrower, who executed and acknowledged the foregoing for and on behalf of Borrower and Trustor.

DEBRA BENNETTS
NOTARY PUBLIC
STATE OF COLORADO
My Commission Expires 11-30-05

Debra Bennetts
Notary Public
My commission expires: 11-30-05

EXHIBIT 3.8

CHANGE IN TERMS AGREEMENT

incipal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
;4,775.00	06-16-2004	01-14-2006			24500385	F3A	

·ferences in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item. Any item above containing "***" has been omitted due to text length limitations.

wer: LAKEVIEW DEVELOPMENT CORPORATION
5251 DTC PARKWAY #1185
ENGLEWOOD, CO 80111

Lender: Commercial Federal Bank, a Federal Savings Bank
Denver Commercial Lending
633 Seventeenth St., Suite 1500
Denver, CO 80202

cipal Amount: $3,584,775.00

Date of Agreement: 12-30-2004

:RIPTION OF EXISTING INDEBTEDNESS. The description of the existing indebtedness is set forth in the Promissory Note dated June 16, : (the "Note"), and all subsequent modifications thereto, by and between Lakeview Developement Corporation (Borrower) and Commercial ral Bank, a Federal Savings Bank (Lender).

:RIPTION OF COLLATERAL. The description of the collateral is set forth in the Deed of Trust dated May 16, 2004.

:RIPTION OF CHANGE IN TERMS. Extend the Promissory Note maturity date of January 14, 2005 to January 14, 2006. .

TINUING VALIDITY. Except as expressly changed by this Agreement, the terms of the original obligation or obligations, including all :ments evidenced or securing the obligation(s), remain unchanged and in full force and effect. Consent by Lender to this Agreement does vaive Lender's right to strict performance of the obligation(s) as changed, nor obligate Lender to make any future change in terms. Nothing is Agreement will constitute a satisfaction of the obligation(s). It is the intention of Lender to retain as liable parties all makers and rsers of the original obligation(s), including accommodation parties, unless a party is expressly released by Lender in writing. Any maker or rser, including accommodation makers, will not be released by virtue of this Agreement. If any person who signed the original obligation not sign this Agreement below, then all persons signing below acknowledge that this Agreement is given conditionally, based on the :sentation to Lender that the non-signing party consents to the changes and provisions of this Agreement or otherwise will not be released . This waiver applies not only to any initial extension, modification or release, but also to all such subsequent actions.

›R TO SIGNING THIS AGREEMENT, BORROWER READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS AGREEMENT. BORROWER EES TO THE TERMS OF THE AGREEMENT.

ROWER:

:VIEW DEVELOPMENT CORPORATION

[signature]

)AVID M. SUMMERS, President of LAKEVIEW)EVELOPMENT CORPORATION

)ER:

'MERCIAL FEDERAL BANK, A FEDERAL SAVINGS BANK

____

uthorized Officer

ꞦROR AND OMISSIONS / COMPLIANCE AGREEMENT AND GENERAL NOTICES

incipal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
34,775.00	06-16-2004	01-14-2006			24500385	F3A	

ferences in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item.
Any item above containing "* * *" has been omitted due to text length limitations.

wer: LAKEVIEW DEVELOPMENT CORPORATION
5251 DTC PARKWAY #1185
ENGLEWOOD, CO 80111

Lender: Commercial Federal Bank, a Federal Savings Bank
Denver Commercial Lending
633 Seventeenth St., Suite 1500
Denver, CO 80202

ERROR AND OMISSIONS / COMPLIANCE AGREEMENT AND GENERAL NOTICES is attached to and by this reference is made a part of the ige In Terms Agreement, dated 12-30-2004, and executed in connection with a loan or other financial accommodations between IMERCIAL FEDERAL BANK, A FEDERAL SAVINGS BANK and LAKEVIEW DEVELOPMENT CORPORATION.

ır and Omissions

further consideration for the above referenced loan, please evidence your acknowledgment to the following, by r execution of this instrument in the space provided below:

he event of the documents evidencing and/or securing the above referenced Loan (the "Loan") misstate or curately reflect the true and correct terms and provisions of the Loan and said misstatement or inaccuracy is to unilateral mistake on the part of Lender, mutual mistake on the part of the Lender and Borrower(s) or clerical ır, then in such event, Borrower(s) shall upon request by Lender and in order to correct such misstatement or curacy, execute such new documents or initial such corrected original documents as Lender may deem essary to remedy said inaccuracy or mistake. Failure of Borrower(s) to initial or execute such documents as uested shall constitute a default under the Note evidencing the Loan and the security documents securing the n

and Accurate Credit Transactions Act Notice:

may report information about your account to credit bureaus. Late payments, missed payments, or other aults on your account may be reflected in your credit report.

ention Missouri Borrowers:

AL AGREEMENTS OR COMMITMENTS TO LOAN MONEY, EXTEND CREDIT OR TO FORBEAR FROM ORCING REPAYMENT OF A DEBT INCLUDING PROMISES TO EXTEND OR RENEW SUCH DEBT ARE NOT ORCEABLE, REGARDLESS OF THE LEGAL THEORY UPON WHICH IT IS BASED THAT IS IN ANY WAY ATED TO THE CREDIT AGREEMENT. TO PROTECT YOU (BORROWER(S)) AND US (CREDITOR) FROM SUNDERSTANDING OR DISAPPOINTMENT, ANY AGREEMENTS WE REACH COVERING SUCH MATTERS ARE NTAINED IN THIS WRITING, WHICH IS THE COMPLETE AND EXCLUSIVE STATEMENT OF THE AGREEMENT WEEN US, EXCEPT AS WE LATER AGREE IN WRITING TO MODIFY IT.

; ERROR AND OMISSIONS / COMPLIANCE AGREEMENT AND GENERAL NOTICES IS EXECUTED ON 12-30-2004.

ROWER:

EVIEW DEVELOPMENT CORPORATION

DAVID M. SUMMERS, President of LAKEVIEW DEVELOPMENT CORPORATION

DER:

MMERCIAL FEDERAL BANK, A FEDERAL SAVINGS BANK

uthorized Officer

DISBURSEMENT REQUEST AND AUTHORIZATION

·incipal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
34,775.00	06-16-2004	01-14-2006			24500385	F3A	

eferences in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item. Any item above containing "***" has been omitted due to text length limitations.

wer: LAKEVIEW DEVELOPMENT CORPORATION
5251 DTC PARKWAY #1185
ENGLEWOOD, CO 80111

Lender: Commercial Federal Bank, a Federal Savings Bank
Denver Commercial Lending
633 Seventeenth St., Suite 1500
Denver, CO 80202

N TYPE. This is a Fixed Rate (5.750%) Nondisclosable Revolving Line of Credit Loan to a Corporation for $3,584,775.00 due on January 2006. This is a secured renewal loan.

1ARY PURPOSE OF LOAN. The primary purpose of this loan is for:

☐ Personal, Family, or Household Purposes or Personal Investment.

☒ Business (Including Real Estate Investment).

CIFIC PURPOSE. The specific purpose of this loan is: Loan Extension.

3URSEMENT INSTRUCTIONS. Borrower understands that no loan proceeds will be disbursed until all of Lender's conditions for making the have been satisfied. Please disburse the loan proceeds of $3,584,775.00 as follows:

Other Disbursements:	$3,584,775.00
$3,584,775.00 Current principal balance laon # 245913	
Note Principal:	$3,584,775.00

RGES PAID IN CASH. Borrower has paid or will pay in cash as agreed the following charges:

Prepaid Finance Charges Paid in Cash:	$0.00
Other Charges Paid in Cash:	$8,962.00
$8,962.00 Extension Fee	
Total Charges Paid in Cash:	$8,962.00

ANCIAL CONDITION. BY SIGNING THIS AUTHORIZATION, BORROWER REPRESENTS AND WARRANTS TO LENDER THAT THE ORMATION PROVIDED ABOVE IS TRUE AND CORRECT AND THAT THERE HAS BEEN NO MATERIAL ADVERSE CHANGE IN BORROWER'S ANCIAL CONDITION AS DISCLOSED IN BORROWER'S MOST RECENT FINANCIAL STATEMENT TO LENDER. THIS AUTHORIZATION IS ED 12-30-2004.

ROWER:

KEVIEW DEVELOPMENT CORPORATION

DAVID M. SUMMERS, President of LAKEVIEW DEVELOPMENT CORPORATION

NOTICE OF FINAL AGREEMENT

Principal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
,584,775.00	06-16-2004	01-14-2006			24500385	F3A	

References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item.
Any item above containing "***" has been omitted due to text length limitations.

rrower: LAKEVIEW DEVELOPMENT CORPORATION
5251 DTC PARKWAY #1185
ENGLEWOOD, CO 80111

Lender: Commercial Federal Bank, a Federal Savings Bank
Denver Commercial Lending
633 Seventeenth St., Suite 1500
Denver, CO 80202

BY SIGNING THIS DOCUMENT EACH PARTY REPRESENTS AND AGREES THAT: (A) THE WRITTEN LOAN AGREEMENT REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES, (B) THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES, AND (C) THE WRITTEN LOAN AGREEMENT MAY NOT BE CONTRADICTED BY EVIDENCE OF ANY PRIOR, CONTEMPORANEOUS, OR SUBSEQUENT ORAL AGREEMENTS OR UNDERSTANDINGS OF THE PARTIES.

As used in this Notice, the following terms have the following meanings:

Loan. The term "Loan" means the following described loan: a Fixed Rate (5.750%) Nondisclosable Revolving Line of Credit Loan to a Corporation for $3,584,775.00 due on January 14, 2006. This is a secured renewal loan.

Loan Agreement. The term "Loan Agreement" means one or more promises, promissory notes, agreements, undertakings, security agreements, deeds of trust or other documents, or commitments, or any combination of those actions or documents, relating to the Loan, including without limitation the following:

LOAN DOCUMENTS

Corporate Resolution: LAKEVIEW DEVELOPMENT CORPORATION
Notice of Final Agreement
Change In Terms Agreement
Disbursement Request and Authorization

Parties. The term "Parties" means Commercial Federal Bank, a Federal Savings Bank and any and all entities or individuals who are obligated to repay the loan or have pledged property as security for the Loan, including without limitation the following:

Borrower: LAKEVIEW DEVELOPMENT CORPORATION

Each Party who signs below, other than Commercial Federal Bank, a Federal Savings Bank, acknowledges, represents, and warrants to Commercial Federal Bank, a Federal Savings Bank that it has received, read and understood this Notice of Final Agreement. This Notice is dated 12-30-2004.

ORROWER:

AKEVIEW DEVELOPMENT CORPORATION

y: ______________________
DAVID M. SUMMERS, President of LAKEVIEW DEVELOPMENT CORPORATION

ENDER:

OMMERCIAL FEDERAL BANK, A FEDERAL SAVINGS BANK

____
Authorized Officer

EXHIBIT 3.9

PROMISSORY NOTE

U.S. $ 30,000.00

Englewood, Colorado
December 26, 2001

1. FOR VALUE RECEIVED, the undersigned (Borrower) promise(s) to pay STACY WETZLER

or order, (Note Holder) the principal sum of Thirty Thousand and no/100------------------

U.S. Dollars, with interest on the unpaid principal balance from December 26, 2001, until paid, at the rate of twelve (12) percent per annum. Principal and interest shall be payable at ______, or such other place as the Note Holder may designate, in a lump sum payment of all principal and accrued interest due on or before January 15, 2003 Dollars

XXXX ______ XXXXXX ______ XXXX ______,

XXXXXX ______, ______. Such payments shall continue until the entire indebtedness evidenced by this Note is fully paid; provided, however, if not sooner paid, the entire principal amount outstanding and accrued interest thereon, shall be due and payable on January 15, 2003.

2. Borrower shall pay to the Note Holder a late charge of N/A % of any payment not received by the Note Holder within ______ days after the payment is due.

3. Payments received for application to this Note shall be applied first to the payment of late charges, if any, second to the payment of accrued interest at the rate specified below, if any, third, to accrued interest first specified above, and the balance applied in reduction of the principal amount hereof.

4. If any payment required by this Note is not paid when due, or if any default under any Deed of Trust securing this Note occurs, the entire principal amount outstanding and accrued interest thereon shall at once become due and payable at the option of the Note Holder (Acceleration); and the indebtedness shall bear interest at the rate of 18 percent per annum from the date of default. The Note Holder shall be entitled to collect all reasonable costs and expense of collection and/or suit, including, but not limited to reasonable attorneys' fees.

5. Borrower may prepay the principal amount outstanding under this Note, in whole or in part, at any time without penalty. XXXXX X

Any partial prepayment shall be applied against the principal amount oustanding and shall not postpone the due date of any subsequent payments or change the amount of such payments.

Bradford Publishing, 1743 Wazee St., Denver, CO 80202 — (303) 292-2500 — www.bradfordpublishing.com — 3-01

6. Borrower and all other makers, sureties, guarantors, and endorsers hereby waive presentment, notice of dishonor and protest, and they hereby agree to any extensions of time of payment and partial payments before, at, or after maturity. This Note shall be the joint and several obligation of Borrower and all other makers, sureties, guarantors and endorsers, and their successors and assigns.

7. Any notice to Borrower provided for in this Note shall be in writing and shall be given and be effective upon (1) delivery to Borrower or (2) mailing such notice by first-class U.S. mail, addressed to Borrower at the Borrower's address stated below, or to such other address as Borrower may designate by notice to the Note Holder. Any notice to the Note Holder shall be in writing and shall be given and be effective upon (1) delivery to Note Holder or (2) by mailing such notice by first-class U.S. mail, to the Note Holder at the address stated in the first paragraph of this Note, or to such other address as Note Holder may designate by notice to Borrower.

8. ~~The indebtedness evidenced by this Note is secured by a Deed of Trust dated~~ ______________________, ______ ~~and until released said Deed of Trust contains additional rights of the Note Holder. Such rights may cause acceleration of the indebtedness evidenced by this Note. Reference is made to said Deed of Trust for such additional terms. Said Deed of Trust grants rights in the property identified as follows:~~

Property address: ____,

______________________, Colorado ______________________________

(CAUTION: SIGN ORIGINAL NOTE ONLY/RETAIN COPY)

IF BORROWER IS NATURAL PERSON(S):

______________________________ ______________________________

______________________________ doing business as ______________________________

IF BORROWER IS CORPORATION:

ATTEST:

______________________________ Secretary

(SEAL)

LAKEVIEW DEVELOPMENT CORPORATION
Name of Corporation

by ______________________________ President
David M. Summers

IF BORROWER IS PARTNERSHIP:

____
Name of Partnership

by ______________________________
General Partner

Borrower's address: ____

____

KEEP THIS NOTE IN A SAFE PLACE. ~~THE ORIGINAL OF THIS NOTE MUST BE EXHIBITED TO THE PUBLIC TRUSTEE IN ORDER TO RELEASE A DEED OF TRUST SECURING THIS NOTE.~~

MEMORANDUM

DATE: December 27, 2003

SUBJECT: Extension of Maturity Date/Interest Rate Change

The purpose of this Memorandum is to confirm that the Maturity Date that certain on that certain Promissory Note dated December 26, 2001, with a current outstanding principal balance of $30,000, has been extended to January 15, 2005 and that such note will bear interest at the rate of Ten Percent (10%) per annum beginning January 1, 2004. All other terms and conditions of the Note shall remain the same.

LAKEVIEW DEVELOPMENT CORPORATION

By: /s/ David M. Summers
David M. Summers, President

NOTE HOLDER

/s/ Staci L. Wetzler
Staci L. Wetzler

MEMORANDUM

DATE: December 31, 2004

SUBJECT: Extension of Maturity Date

The purpose of this Memorandum is to confirm that the Maturity Date that certain on that certain Promissory Note dated December 26, 2001, with a current outstanding principal balance of $30,000, has been extended to January 15, 2006. The note continues to bear interest at the rate of ten percent (10%) per annum. All other terms and conditions of the Note, as amended, shall remain the same.

LAKEVIEW DEVELOPMENT CORPORATION

By: ______________________
David M. Summers, President

NOTE HOLDER

____
Staci L. Wetzler

EXHIBIT 3.10

Principal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
$100,000.00	12-19-2003	01-19-2006	800099469	4 / 110		077	

References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item. Any item above containing "***" has been omitted due to text length limitations.

COPY

Borrower: Lakeview Development Corporation (TIN: 84-1552093)
5251 DTC Parkway, Suite 1185
Englewood, CO 80111

Lender: CENTENNIAL BANK OF THE WEST
Windsor Branch
4650 Royal Vista Circle
Fort Collins, CO 80528-9370

Principal Amount: $100,000.00 **Initial Rate: 6.000%** **Date of Agreement: December 15, 2004**

DESCRIPTION OF EXISTING INDEBTEDNESS. Promissory Note #800099469 dated December 19, 2003 in the original amount of $100,000.00.

DESCRIPTION OF CHANGE IN TERMS. The purpose of this agreement is to extend the maturity date to January 19, 2006. Payments will be due as described in the Payment paragraph below. Borrower agrees to pay a loan fee of $500.00.

PROMISE TO PAY. Lakeview Development Corporation ("Borrower") promises to pay to CENTENNIAL BANK OF THE WEST ("Lender"), or order, in lawful money of the United States of America, the principal amount of One Hundred Thousand & 00/100 Dollars ($100,000.00), together with interest on the unpaid principal balance from December 5, 2004, until paid in full.

PAYMENT. *Borrower will pay this loan in one principal payment of $100,000.00 plus interest on January 19, 2006. This payment due on* **January 19, 2006, will be for all principal and all accrued interest not yet paid. In addition, Borrower will pay regular monthly payments of all accrued unpaid interest due as of each payment date, beginning January 19, 2005, with all subsequent interest payments to be due on the same day of each month after that. Unless otherwise agreed or required by applicable law, payments will be applied first to any accrued unpaid interest; then to principal; and then to any unpaid collection costs. Interest on this Agreement is computed on a 365/360 simple interest basis; that is, by applying the ratio of the annual interest rate over a year of 360 days, multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding. Borrower will pay Lender at Lender's address shown above or at such other place as Lender may designate in writing.**

VARIABLE INTEREST RATE. The interest rate on this Agreement is subject to change from time to time based on changes in an independent index which is the Prime rate as published in The Wall Street Journal. When a range of rates has been published, the higher of the rates will be used. (the "Index"). The Index is not necessarily the lowest rate charged by Lender on its loans. If the Index becomes unavailable during the term of this loan, Lender may designate a substitute index after notice to Borrower. Lender will tell Borrower the current Index rate upon Borrower's request. The interest rate change will not occur more often than each Day. Borrower understands that Lender may make loans based on other rates as well. **The Index currently is 5.000% per annum. The interest rate to be applied to the unpaid principal balance of the Note will be at a rate of 1.000 percentage point over the Index, adjusted if necessary for any minimum and maximum rate limitations described below, resulting in an initial rate of 6.000% per annum. Notwithstanding the foregoing, the variable interest rate or rates provided for in the Note will be subject to the following minimum and maximum rates.** *NOTICE: Under no circumstances will the interest rate on the Note be less than 5.750% per annum or more than the maximum rate allowed by applicable law.*

PREPAYMENT. Borrower agrees that all loan fees and other prepaid finance charges are earned fully as of the date of the loan and will not be subject to refund upon early payment (whether voluntary or as a result of default), except as otherwise required by law. Except for the foregoing, Borrower may pay without penalty all or a portion of the amount owed earlier than it is due. Early payments will not, unless agreed to by Lender in writing, relieve Borrower of Borrower's obligation to continue to make payments under the payment schedule. Rather, early payments will reduce the principal balance due. Borrower agrees not to send Lender payments marked "paid in full", "without recourse", or similar language. If Borrower sends such a payment, Lender may accept it without losing any of Lender's rights under this Agreement, and Borrower will remain obligated to pay any further amount owed to Lender. All written communications concerning disputed amounts, including any check or other payment instrument that indicates that the payment constitutes "payment in full" of the amount owed or that is tendered with other conditions or limitations or as full satisfaction of a disputed amount must be mailed or delivered to: CENTENNIAL BANK OF THE WEST, Berthoud, 807 Mountain Avenue Berthoud, CO 80513.

INTEREST AFTER DEFAULT. Upon default, including failure to pay upon final maturity, Lender, at its option, may, if permitted under applicable law, increase the variable interest rate on this Agreement to 20.000% per annum. The interest rate will not exceed the maximum rate permitted by applicable law.

DEFAULT. Each of the following shall constitute an Event of Default under this Agreement:

Payment Default. Borrower fails to make any payment when due under the Indebtedness.

Other Defaults. Borrower fails to comply with or to perform any other term, obligation, covenant or condition contained in this Agreement or in any of the Related Documents or to comply with or to perform any term, obligation, covenant or condition contained in any other agreement between Lender and Borrower.

False Statements. Any warranty, representation or statement made or furnished to Lender by Borrower or on Borrower's behalf under this Agreement or the Related Documents is false or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.

Insolvency. The dissolution or termination of Borrower's existence as a going business, the insolvency of Borrower, the appointment of a receiver for any part of Borrower's property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Borrower.

Creditor or Forfeiture Proceedings. Commencement of foreclosure or forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Borrower or by any governmental agency against any collateral securing the Indebtedness. This includes a garnishment of any of Borrower's accounts, including deposit accounts, with Lender. However, this Event of Default shall not apply if there is a good faith dispute by Borrower as to the validity or reasonableness of the claim which is the basis of the creditor or forfeiture proceeding and if Borrower gives Lender written notice of the creditor or forfeiture proceeding and deposits with Lender monies or a surety bond for the creditor or forfeiture proceeding, in an amount determined by Lender, in its sole discretion, as being an adequate reserve or bond for the dispute.

Events Affecting Guarantor. Any of the preceding events occurs with respect to any Guarantor of any of the Indebtedness or any Guarantor dies or becomes incompetent, or revokes or disputes the validity of, or liability under, any Guaranty of the Indebtedness evidenced by this Note. In the event of a death, Lender, at its option, may, but shall not be required to, permit the Guarantor's estate to assume unconditionally the obligations arising under the guaranty in a manner satisfactory to Lender, and, in doing so, cure any Event of Default.

Change In Ownership. Any change in ownership of twenty-five percent (25%) or more of the common stock of Borrower.

Adverse Change. A material adverse change occurs in Borrower's financial condition, or Lender believes the prospect of payment or performance of the Indebtedness is impaired.

Insecurity. Lender in good faith believes itself insecure.

Cure Provisions. If any default, other than a default in payment is curable and if Borrower has not been given a notice of a breach of the same provision of this Agreement within the preceding twelve (12) months, it may be cured if Borrower, after receiving written notice from Lender demanding cure of such default: (1) cures the default within fifteen (15) days; or (2) if the cure requires more than fifteen (15) days, immediately initiates steps which Lender deems in Lender's sole discretion to be sufficient to cure the default and thereafter continues and completes all reasonable and necessary steps sufficient to produce compliance as soon as reasonably practical.

LENDER'S RIGHTS. Upon default, Lender may declare the entire unpaid principal balance on this Agreement and all accrued unpaid interest immediately due, and then Borrower will pay that amount.

ATTORNEYS' FEES; EXPENSES. Lender may hire or pay someone else to help collect this Agreement if Borrower does not pay. Borrower will pay Lender the reasonable costs of such collection. This includes, subject to any limits under applicable law, Lender's attorneys' fees and Lender's legal expenses, whether or not there is a lawsuit, including without limitation attorneys' fees and legal expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), and appeals. If not prohibited by applicable law, Borrower also will pay any court costs, in addition to all other sums provided by law.

JURY WAIVER. Lender and Borrower hereby waive the right to any jury trial in any action, proceeding, or counterclaim brought by either Lender or Borrower against the other.

CHOICE OF VENUE. If there is a lawsuit, Borrower agrees upon Lender's request to submit to the jurisdiction of the courts of Larimer County, State of Colorado.

DISHONORED ITEM FEE. Borrower will pay a fee to Lender of $25.00 if Borrower makes a payment on Borrower's loan and the check or preauthorized charge with which Borrower pays is later dishonored.

RIGHT OF SETOFF. To the extent permitted by applicable law, Lender reserves a right of setoff in all Borrower's accounts with Lender (whether checking, savings, or some other account). This includes all accounts Borrower holds jointly with someone else and all accounts Borrower may open in the future. However, this does not include any IRA or Keogh accounts, or any trust accounts for which setoff would be prohibited by law. Borrower authorizes Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on the indebtedness against any and all such accounts.

COLLATERAL. Borrower acknowledges this Agreement is secured by Commercial Pledge Agreement dated December 19, 2003 covering Two (2) shares of the Capital Stock of The Greeley & Loveland Irrigation Company Certificate Number ________.

CONTINUING VALIDITY. Except as expressly changed by this Agreement, the terms of the original obligation or obligations, including all agreements evidenced or securing the obligation(s), remain unchanged and in full force and effect. Consent by Lender to this Agreement does not waive Lender's right to strict performance of the obligation(s) as changed, nor obligate Lender to make any future change in terms. Nothing in this Agreement will constitute a satisfaction of the obligation(s). It is the intention of Lender to retain as liable parties all makers and endorsers of the original obligation(s), including accommodation parties, unless a party is expressly released by Lender in writing. Any maker or endorser, including accommodation makers, will not be released by virtue of this Agreement. If any person who signed the original obligation does not sign this Agreement below, then all persons signing below acknowledge that this Agreement is given conditionally, based on the representation to Lender that the non-signing party consents to the changes and provisions of this Agreement or otherwise will not be released by it. This waiver applies not only to any initial extension, modification or release, but also to all such subsequent actions.

CROSS DEFAULT . It shall also constitute an "event of default" if Borrower fails to comply with or perform when due any term, obligation, covenant, or condition contained in any other agreement or loan that Member, Partner, or Shareholder of Borrower has with lender or in any other agreement that an entity in which Borrower is a Member, Partner, or Shareholder has with Lender.

SUCCESSORS AND ASSIGNS. Subject to any limitations stated in this Agreement on transfer of Borrower's interest, this Agreement shall be binding upon and inure to the benefit of the parties, their successors and assigns. If ownership of the Collateral becomes vested in a person other than Borrower, Lender, without notice to Borrower, may deal with Borrower's successors with reference to this Agreement and the Indebtedness by way of forbearance or extension without releasing Borrower from the obligations of this Agreement or liability under the Indebtedness.

NOTIFY US OF INACCURATE INFORMATION WE REPORT TO CONSUMER REPORTING AGENCIES. Please notify us if we report any inaccurate information about your account(s) to a consumer reporting agency. Your written notice describing the specific inaccuracy(ies) should be sent to us at the following address: CENTENNIAL BANK OF THE WEST Windsor 4650 Royal Vista Circle Fort Collins, CO 80528.

MISCELLANEOUS PROVISIONS. Lender may delay or forgo enforcing any of its rights or remedies under this Agreement without losing them. Borrower and any other person who signs, guarantees or endorses this Agreement, to the extent allowed by law, waive presentment, demand for payment, and notice of dishonor. Upon any change in the terms of this Agreement, and unless otherwise expressly stated in writing, no party who signs this Agreement, whether as maker, guarantor, accommodation maker or endorser, shall be released from liability. All such parties agree that Lender may renew or extend (repeatedly and for any length of time) this loan or release any party or guarantor or collateral; or impair, fail to realize upon or perfect Lender's security interest in the collateral; and take any other action deemed necessary by Lender without the consent of or notice to anyone. All such parties also agree that Lender may modify this loan without the consent of or notice to anyone other than the party with whom the modification is made. The obligations under this Agreement are joint and several.

PRIOR TO SIGNING THIS AGREEMENT, BORROWER READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS AGREEMENT, INCLUDING THE VARIABLE INTEREST RATE PROVISIONS. BORROWER AGREES TO THE TERMS OF THE AGREEMENT.

BORROWER:

LAKEVIEW DEVELOPMENT CORPORATION

By: ______________________________
David M. Summers, President of Lakeview Development Corporation

By: ______________________________
Robert C. Moore, Secretary of Lakeview Development Corporation

EXHIBIT 3.11

21031815

: ɪɴ Deere

"STANDARD COVERAGE" FOR NEW CONSTRUCTION, UTILITY, AND FORESTRY PRODUCTS

This Purchase Order applies to machines with:

- **6 Months STANDARD Warran ty Full Machine Coverage** (Products 100 HP and Above).
- **12 Months STANDARD Warranty Full Machine Coverage** (Products Under 100 HP).
- **12 Months or 2,000 Hours (which ever occurs first) STANDARD Warranty Full Machine Coverage** (Forwarders, DHSP Forestry Excavators, Harvesters, Log Loaders, Skidders, Tracked and Wheeled Feller Bunchers, first rented or sold on or after 15 September 2002).

"Standard Coverage" is part of the Standard Warranty protection package available from John Deere Construction & Forestry Company ("John Deere") to purchasers :w John Deere products:

STANDARD Coverage is John Deere's standard new equipment warranty, which provides the coverage described on this page at no additional charge to the purchaser.

EXTENDED Coverage is a separate repair contract made available by John Deere for purchasers who wish to complement their Standard warranty coverage with additional, purchased coverage. Complete Extended Coverage details, including coverage options and limitations, are set forth in the Application for Extended Warranty Repair Coverage, which is available from authorized John Deere dealers.

STANDARD StructurALL Warranty coverage applies to certain structural components as listed below and as described on this page.

STANDARD COVERAGE – GENERAL PROVISIONS

:r the below-described "Standard Coverage", John Deere will repair or replace, at its option, any (except those specified below) of a new John Deere product that, as delivered to the original purchaser, are defective in material or workmanship. Performance of this warranty will be free arge for parts and labor, except as otherwise stated below.

iard Coverage applies only to purchases from John Deere and authorized John Deere dealers except as otherwise provided in the next sentence, is extended only to the original retail aser of the product. Remaining Standard Coverage applicable to a used John Deere product is ferred to a subsequent purchaser of the product only if the subsequent purchaser requests nty transfer from an authorized John Deere dealer before the product's Standard Coverage :s. For purposes of this warranty, a product that has been rented, used for demonstration ses for 150 or more hours, or otherwise used prior to its original retail purchase has been "used" : total duration of such use.

nty statements required by law covering engine emissions-related parts and components are i on a separate written warranty certificate provided to the customer at the time of purchase.

WHAT IS COVERED BY STANDARD COVERAGE

iard Warranty Full Machine: All parts of a new John Deere product (except those noted in ons D and E below) are covered by Standard Warranty for the applicable Full machine coverage i set out above. Coverage begins on the date of delivery of the product to the original retail aser.

(CLUSIVE REMEDY

epair or replacement of covered parts that are defective, as provided in Section A above, shall e purchaser's exclusive remedy for any defect in the product. However, if after repeated pts such repair or replacement fails to correct the performance problem caused by the defect, urchaser's sole remedy shall be a refund of the amount paid for the product (in exchange for a i of the product), excluding any transportation charges, license fees, taxes and insurance ms, and less a reasonable allowance for use of the product prior to its return.

event will the dealer, John Deere or any company affiliated with John Deere be liable for any ntal or consequential damages, including but not limited to loss of profits, rental of substitute nent or other commercial loss.

ction of defects in the manner provided above shall constitute fulfillment of all liabilities of John : to the purchaser or any other person, whether based upon contract, tort, strict liability, or wise. This limitation does not apply to claims for personal injury.

ITEMS COVERED SEPARATELY

Standard Coverage does not apply to batteries, radios, tires, or fuel injection nozzles and pumps, or to Cummins Engines installed in John Deere products, which are covered by separate written warranties.

StructurALL Warranty coverage for new John Deere Products (excluding compact excavators & skid-steer loaders which are not eligible for StructurALL Warranty Coverage) begins at the end of the Equipment's "Standard Warranty" coverage and any applicable "Extended Repair Coverage" purchased for the Equipment and ends (unless terminated earlier under Section F, below) three (3) years, or 10,000 hours (whichever occurs first) after the Equipment's original retail purchase or first rental prior to the first retail purchase.

This warranty applies only to the following structural components listed below as installed on the equipment at the time of original manufacture. If a particular component is not listed below it is not covered by John Deere StructurALL Warranty.

Arm, Articulation Joint (including pins and bushings), Bin Frame, Boom, C-Frame*, X-Frame, Circle Frame, Draft Frame, Engine Frame, Equipment Frame, Grapple Arch, Grapple Boom, Loader Arm, Loader Frame, Mainframe, Moldboard Lift Arms, Turntable, Swing Frame, Z-bar, Specialty booms and arms marketed as "heavy-duty" by Deere.

This StructurALL Warranty does not apply to equipment used primarily in extreme duty or severe duty applications such as: (demolition, chemical plant, steel mill, and land fill applications, and other applications that are similarly destructive or involve similarly heavy duty) except specialty booms and arms as stated in Section D.2. above.

*StructurALL warranty does not apply to C-Frames on H-Series crawlers equipped with root rakes or used in forestry applications unless equipped with an "extreme duty" reinforcement package.

E. ITEMS NOT COVERED

John Deere is not responsible for the following:

1. Premiums charged for overtime labor requested by the purchaser.
2. Transporting the product to and from the place where service is performed, or service calls made by the repairing dealer (except as otherwise provided in Section H below).
3. Used products (except as otherwise provided in Section A above).
4. Depreciation or damage caused by normal wear, lack of reasonable and proper maintenance, failure to follow operating instructions, misuse, lack of proper protection during storage, vandalism, the elements, or collision or other accident.
5. Normal maintenance and replacement of maintenance and wear items, such as filters, oil, coolants and conditioners, blades and cutting edge parts, pins and bushings (except in articulation joints), belts, dry brakes and dry clutch linings and bulbs. Note: Reimbursement for refills of oils/coolants lost due to warrantable failure are covered when a system failure occurs outside the boundaries of a normal oil change (within 25% of specified change interval).
6. Any defect in a non-covered component, or damage to or failure of a covered component caused by a defect in a non-covered component.
7. For warranty repairs made in the field, any charges (such as dealer travel time, mileage or extra labor) that would not have been incurred had the product been repaired at the dealer's place of business.

F. UNAPPROVED SERVICE OR MODIFICATION

John Deere is relieved of its obligations under Standard Coverage if:

1. Service (other than normal maintenance and replacement of service items) is performed by someone other than an authorized John Deere dealer; or
2. The product is modified or altered in ways not approved by John Deere.
3. Any unapproved or improperly sized attachment is installed on the product.

G. PARTS REPLACED UNDER STANDARD COVERAGE

Only new or remanufactured parts or components, furnished or approved by John Deere, will be used if John Deere elects to repair the product. If any such part or component is defective in material or workmanship when installed in the product, John Deere will repair or replace, as it elects, such defective part or component, provided the defect is reported to an authorized John Deere dealer within 90 days (12 months or 1500 hours, whichever occurs first, for remanufactured components) after installation or before expiration of the applicable Standard coverage, whichever is later.

H. OBTAINING STANDARD COVERAGE SERVICE

To obtain Standard Coverage service, the purchaser must request Standard Coverage service from a John Deere dealer authorized to sell the product to be serviced. When making such a request , the purchaser must present evidence of the product's delivery date, make the product available at the dealer's place of business, and inform the dealer in what way the purchaser believes the product to be defective.

Standard Coverage repairs can be made in the field if the purchaser and servicing dealer so desire. However, John Deere will not be responsible for any charges (such as dealer travel time, mileage or extra labor) that would not have been incurred had the product been repaired at the dealer's place of business.

I. NO IMPLIED WARRANTY OR OTHER REPRESENTATION

Where permitted by law, neither John Deere nor any company affiliated with it makes any warranties, representations or promises, express or implied, as to the quality, performances, or freedom from defect of its products, other than those set forth on this page, and **NO IMPLIED WARRANTY OF MERCHANTIBILITY OR FITNESS IS MADE.**

J. NO DEALER WARRANTY

The selling dealer makes no warranty of his own on any item covered by this warranty, and makes no warranty on other items unless he delivers to the purchaser a separate written warranty certificate specifically warranting the item. **The dealer has no authority to make any representation or promise on behalf of John Deere, or to modify the terms or limitations of this warranty in any way.**

JOHN DEERE

Application For Extended Repair Coverage
For John Deere Construction, Utility, And Forestry Products

34577186

The John Deere equipment owner (or lessee) identified below ("Owner") hereby applies to John Deere Construction & Forestry (Worldwide Construction & Forestry Division, a division of John Deere Limited, in Canada) ("John Deere") for John Deere Extended Repair Coverage, in accordance with the terms set forth on both pages of this document, for the John Deere product identified below. Owner desires the Extended Coverage option(s) checked below:

1. APPLICATION GROUP

Check One:
- [X] Commercial ☐ Governmental ☐ Rental (84 months / 10,000 hours maximum coverage)
- ☐ Forestry or Severe Duty* ☐ Forestry Extreme Duty** (36 months / 6,000 hours maximum coverage)

All machines under 100 HP are limited to (60 months / 7,500 hours maximum coverage).

* Severe Duty applications are: Demolition, Chemical Plant, Steel Mill, and Land Fill Applications, and any other applications that are similarly destructive or involve similarly heavy duty.
** Forestry Extreme Duty applications are: Skidder with oversize wheel/tires or any dual wheel/tires.

2. COVERAGE TYPE & DURATION

CHECK FULL MACHINE, ANY ONE POWERTRAIN OPTION, OR A COMINATION OF FULL MACHINE AND ANY ONE POWERTRAIN OPTION: EXTENDED COVERAGE IS CACULATED FROM ORIGINAL DATE OF DELIVERY.***
FOR EACH COVERAGE OPTION SELECTED, CHECK THE APPLLICABLE STANDARD WARRANTY BELOW, THEN SELECT THE TOTAL MONTH/HOURS DESIRED. Note: *Months/ hours selected may not exceed maximum specified for the designated application group.*

[X] Full Machine

Expiration - First To Occur (Months or Hours)
Months after first retail purchase***

Std. Coverage	12	24	36	48	60	72	84
☐ 6 + 0	6	18	30	42	54	66	78
☐ 12 + 0	N/A	12	24	36	48	N/A	N/A
☐ 6 + 18	6	18	30	N/A	N/A	N/A	N/A

Above are additional months, after expiration of Corresponding Standard warranty

You have selected 48 total months and 4,000 hours.

☐ Powertrain Plus Hydraulics or
☐ Powertrain or
☐ Engine Only

Expiration - First To Occur (Months or Hours)
Months after first retail purchase***

Std. Coverage	12	24	36	48	60	72	84
☐ 6 + 0	6	18	30	42	54	66	78
☐ 12 + 0	N/A	12	24	36	48	N/A	N/A
☐ 6 + 18	N/A	N/A	12	N/A	N/A	N/A	N/A

Above are additional months, after expiration of Corresponding Standard warranty

You have selected total months and hours.

Pro-Rate Extended Coverage
OilScan is Required
☐ Powertrain Plus Hydralics or
☐ Powertrain

Application Group
Commercial Forestry (36mos./6000hrs. max)
Expiration - First To Occur (Months or Hours)
Months after first retail purchase***

Std. Coverage	36	48	60	72	84
☐ 6 + 0	30	42	54	66	78
☐ 12 + 0	24	36	48	N/A	N/A

Above are additional months, after expiration of Corresponding Standard warranty

You have selected total months and hours.

The participation will be determined by a formula based on hours on machine at fail date. Minimum will be 10%; maximum will be 90%.

*** Less duration of rental, demonstration, or other usage, if any, prior to first retail purchase or lease.

Owner Name	Email Address		
Lakeview Development Corporation			
Address (Street, RR): 3702 Club Dr.	(City/Town): Loveland	(State/ Providence): CO	(Zip/Postal Code): 80528

DEALER Dealer Number	Dealer Name: Colorado Machinery, LLC	Address: 3763 Monarch Dr.	
	(City/Town): Frederick	(State/Providence): CO	Prepared By: Darin Vande Lune

Product Description	Model	Product Description	Hourmeter Reading	Product ID No. (Pin)	Delivery Date
	450C LC	New 2004 Excavator	4	FF450CX091401	3-22-04

IMPORTANT NOTE TO OWNER: -Complete terms of John Deere's Extended Coverage are set forth on this document. Please read both pages carefully before signing. YOUR RIGHTS AND REMEDIES IN CONNECTION WITH EXTENDED REPAIR COVERAGE ARE LIMITED AS INDICATED ON BOTH PAGES OF THIS DOCUMENT. WHERE PERMITTED BY LAW, JOHN DEERE PRODUCTS CARRY NO IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS. John Deere's Extended Repair Coverage is not insurance.
OWNER RESPONSIBILITIES. After the product's Standard warranty expires, the owner (lessee, for leased products) will be responsible for the first $200 of repair cost for each repair event covered by Extended Coverage, except for covered repairs to the product's (1) engine or powertrain, (2) hydraulics (if Extended Powertrain Plus Hydraulics coverage is the only coverage in effect.)
ACKNOWLEDGEMENTS: I have read and understand the terms, including limitations and exclusions, of John Deere's Extended Repair Coverage, and understand that it is not insurance. I also under stand that the coverage applied for herein is not effective unless and util (1) pay the charge for this coverage, and (2) receive written confirmation of Extended Coverage from John Deere.

Lakeview Development Corporation
Owner Signature: By: [signature], Pres. Date: 3-16-04

The owner and product identified above meet all requirements for the coverage requested, and the coverage charge has been paid.

Dealer Signature: [signature] Date: 3-22-04

TRANSFER - The unexpired portion of this Extended Repair Coverage may be transferred with John Deere's approval (See Section H on second page for complete details.) Complete the section below to request transfer.

Purchaser Application: ☐ Forestry or Severe Duty ☐ Commercial ☐ Governmental ☐ Rental ☐ Forestry Extreme Duty	Dealer Number Charged	Purchaser Name / Address (street, RR) / (City/Town) / (State/Providence) / (Zip/Postal Code)		
Date Machine Sold	Transfer Hourmeter Reading	Date Inspection completed & approved	Signature of New Buyer X / Date	Dealer Confirmation X / Date

DF-2502 Effective (15 Jan 04)

I HAVE RECEIVED BOTH (2) PAGES OF THIS APPLICATION FORM. Customer Initials: ________ Date: ________

EXTENDED COVERAGE – GENERAL PROVISIONS. During the selected coverage period, John Deere Construction & Forestry Company (Worldwide Construction & Forestry Division, a division of John Deere Limited, in Canada) ("John Deere") will repair or replace, at its option, covered components (either factory installed components or genuine John Deere replacements installed by an authorized John Deere dealer) of the product identified on the first page of this document that are defective in material or workmanship, subject to the terms and conditions set forth on both pages of this document. Such repair or replacement will be free of charge for parts and labor, except as otherwise stated below.

Under each coverage option, the Extended Coverage period begins when the product's corresponding Standard warranty ends, and continues (unless terminated under Section E below) until the expiration selected on the face of this document. The coverage period ends after the specified number of months or when the machine's hourmeter reaches the specified hour limitation, whichever occurs first.

Extended Coverage is available only through authorized John Deere dealers for John Deere products, and may be purchased at any time before the product's Standard warranty, or Extended Coverage expires. Extended Coverage is not effective unless and until (1) a properly completed application for coverage is submitted to John Deere, (2) the coverage charge is paid, and (3) the applicant receives written confirmation of Extended Coverage from John Deere.

Once Extended Repair Coverage becomes effective, John Deere's obligations hereunder extend only to the applicant identified on the first page of this document, unless remaining coverage is transferred to a subsequent purchaser of this product in accordance with Section H below.

OWNER RESPONSIBILITIES.

Deductible: After the product's Standard warranty expires, the owner (lessee, for leased products) will be responsible for the first $200 of repair cost for each repair event covered by Extend Coverage, except for covered repairs to the product's engine or powertrain, or hydraulics (if customer purchased Powertrain plus hydraulics and the machine is in Extended Powertrain Plus Hydraulics phase of coverage).

Pro-Rated Extended Coverage: After the product's Standard warranty expires, and if the Pro-Rated Extended Coverage option has been selected, the owner will be responsible for a percent of the total of each repair event covered by Pro-Rated Extended Coverage, as determined by a formula based on the hours on the machine at the date of failure. The owner participation percentage is to be not less than 10% nor more than 90% of the total of each repair event.

Maintenance: The owner (lessee, for leased products), at his or her own expense, must maintain the product in accordance with the product's Operator's manual and, upon request, provide adequate records verifying maintenance.

WHAT IS COVERED BY EXTENDED COVERAGE. Not every product component is covered by Extended Repair Coverage. Those components that are covered are listed below. If a particular component is not listed below, it is not covered by Extended Coverage. Note: Cummins Engines installed in John Deere machines are not covered by Extended Coverage.

1.Full Machine Coverage: Covers all Powertrain Coverage items (seeC.2. below) the following:

ENGINE – Oil filter tube, fuel lines, fuel transfer pump and gasket, pressure/temperature sensors and sending units, engine mounts and supports, pulleys, speed controls and linkage, radiator and hoses, engine oil lines, water piping, fuel tank and associated parts, and fan and fan drives.

TRANSMISSION/DIFFERENTIAL – Shift control linkage, levers and pedals, control rods, sending units, sensors, external oil lines, filler tubes, filter screens, accumulator and related relief valves, oil cooler, disconnect levers and handles, and differential lock valve and associated parts.

STEERING – Steering pump, steering valves and cylinders, axles, spindles and supports, tie rod and tie rod ends, steering linkage, secondary steering system components, crossover relief valve, and priority valve.

HYDRAULLIC COMPONENTS – Hydraulic pumps and motors and related control valves, hydraulic cylinders, saddle locking pin cylinder, cylinder packing kits, control and load holding valves, hydraulic hoses and lines and fittings, hydraulic reservoir, and hydraulic oil cooler.

ELECTRICAL – Starter, starter drive, starter solenoid, alternator, voltage regulator, wiring harnesses, instruments, gauges, indicators, sensors, switches, and wiper motor.

BRAKES – Brake pump, brake valve, brake accumulator, unloading valve, and pressure reducing valve.

FACTORY AIR CONDITIONING – Compressor, clutch, pulley, condenser, dryer, evaporator, accumulator, expansion valve, temperature control programming, hoses and lines, seals and gaskets, and heater hose.

OTHER - Main frame, track frame, engine frame, loader boom, backhoe boom, dipperstick and linkages, bucket linkages, scarifier and ripper linkages, scraper bowl, draft frame and sliding floor, elevator drive and gearbox, skidder arch, skidder boom and grapple, forklift mast and frame, motor grader circle and circle drive gearbox.

2. Powertrain Coverage

ENGINE – Rocker arm cover and gasket, cylinder head and gasket, oil pan and gasket, injection pump and gasket, injection nozzles, water pump and gasket, thermostats, engine block, ring gear and flywheel, timing gear cover, front and rear engine seals, turbocharger and gaskets, manifolds and gaskets, front damper, engine oil cooler and aftercooler, flywheel housing and gasket, electronic engine speed control system and hydraulic actuator and all parts fully enclosed within the above systems.

TRANSMISSION/DIFFERENTIAL – Electronic and/or hydraulic control valves, pump and valve controller, clutch housing (except dry clutch disk), torque converter, reverser with control valve, splitter drive, transfer drive, drive shaft with universal joints, hydrostatic transmission pump and/or motor assemblies (including control valve), propel motor, pump, brakes, and their control valves, swing motor and brake, swing gearbox and bearings, excavator rotary manifold, control valves for propel and swing functions only (not dig functions), axle(s) and differential(s), final drive and axles, wet steering clutches, wet steering brakes and wet service and wet park brakes, mechanical front wheel drive differential/axle assembly with its drive shaft with universal joint and control, hydraulic front wheel drive axle and wheel drive assembly including the drive pump and motor, electronic control and solenoid control valve and divider valve), front wheel drive sensors, (not wire harness). Park brake pinion shaft, bearing.

And bearing quill are covered on motor graders only.

3. Powertrain Plus Hydraulics Coverage

Same as C.2. – "Powertrain Coverage" above; plus "HYDRAULIC COMOPNENTS" from C.1. above.

4. Engine Only Coverage

Same as "ENGINE" from C.2. above.

D. ITEMS NOT COVERED. John Deere is not responsible for the following:

1. Premiums charged for overtime labor requested by the owner (or lessee).
2. Transporting the product to and from the place where service is performed.
3. Depreciation or damage caused by normal wear, lack of reasonable and proper maintenance, failure to follow operating instructions, misuse, lack of proper protection during storage, vandalism, the elements, or collision or other accident.
4. Normal maintenance and replacement of maintenance and wear items, such as filters, oil hydraulic fluid, lubricants, coolants and conditioners, undercarriage, lubricated joints (including pins and bushings), blades and cutting edge parts, belts, dry brakes, dry clutch linings, bulbs and rubber tracks.
5. Any defect in a non-covered component, or damaged to or failure of a covered component caused by a defect in a non-covered component.
6. For Extended Coverage repairs made in the field, any charges (such as dealer travel time, mileage, or extra labor) that would not have been incurred had the product been repaired at the dealer's place of business.
7. Cummins Engines installed in John Deere machines.

E. TERMINATION OF EXTENDED COVERAGE. John Deere is relieved of its obligations under Extended Coverage if:

1. Service (other than normal maintenance and replacement of service items) is performed by someone other than an authorized John Deere dealer; or
2. The product is altered or modified in ways not approved by John Deere; or
3. The product's hourmeter has been rendered inoperative or otherwise tampered with; or
4. The product is removed from the United States or Canada; or
5. Use is made of the product within an application group other than the group designated in the application for Extended Coverage for the product.

F. LIMITATIONS OF JOHN DEERE'S LIABLITY. The repair or replacement of covered components that are defective, as provided in Section A above, shall be the owner's (or lessee's) exclusive remedy for any defect in the product. However, if after repeated attempts such repair or replacement fails to correct the performance problem caused by the defect, the owner's (or lessee's) sole remedy shall be a refund of the amount paid for the product (in exchange for a return of the product), excluding any transportation charges, license fees, taxes, and insurance premiums, and less a reasonable allowance for use of the product prior to its return.

John Deere's liability for any repair event shall not exceed the actual cash value of the product if repaired, and John Deere's cumulative liability over the coverage period shall not exceed the amount paid by the owner (or lessee) for the product, excluding any transportation charges, license fees, taxes, and insurance premiums.

In no event will John Deere be liable for any incidental or consequential damages (including without limitation, loss of profits, rental of substitute equipment, or other commercial loss) that may be sustained due to a defect in the product or the breach or performance of John Deere's obligation under Extended Coverage.

Corrections of defects in the manner provided herein shall constitute fulfillment of all liabilities of John Deere to the owner (or lessee) or any other person, whether **based upon contract, tort, strict liability, or otherwise.** This limitation does not apply to claims for personal injury.

G. OBTAINING EXTENDED COVERAGE SERVICE. To obtain service covered by Extended Coverage, the owner (or lessee) must request Extended Coverage service form a John Deere dealer authorized to sell the product to be serviced. When making such a request, the owner (or lessee) must present his or her Application for Extended Repair Coverage and John Deere's written confirmation of coverage (transferees under Section H below must present John Deere's written confirmation of coverage transfer), make the product available at the dealer's place of business, and inform the dealer in what way the product is believed to be defective.

Extended Coverage repairs can be made in the field if the purchaser and servicing dealer so desire. However, John Deere will not be responsible for any charges (such as dealer travel time, mileage, or extra labor plus any applicable taxes) that would not have been incurred had the product been repaired at the dealer's place of business.

H. TRANSFER OF UNUSED COVERAGE UPON RESALE. Remaining Extended Coverage applicable to a used John Deere product is transferred to a subsequent purchaser of the product if:

1. The subsequent purchase is made before the product's Extended Coverage expires;
2. The product is determined by John Deere to be in satisfactory condition following an inspection performed by an authorized John Deere dealer, in accordance with John Deere's instructions, at the subsequent purchaser's expense;
3. John Deere's written confirmation of the transfer is received by the subsequent purchaser; and
4. Either (a) the use made of the product by the subsequent purchaser falls within the same application group designated on the product's original Application for Extended Repair Coverage, or (b) the subsequent purchaser pays the amount specified by John Deere for conversion of the remaining coverage to a different application group.

I. NO IMPLIED WARRANTY. Where permitted by law, **JOHN DEERE PRODUCTS CARRY NO IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS.**

J. DEALER CANNOT VARY TERMS OF COVERAGE. All terms of John Deere's Extended Repair Coverage are set forth on this document. **John Deere dealers have no authority to make any representation or promise on behalf of John Deere, or to modify the terms or limitations of Extended Coverage in any way.**

JOHN DEERE
CREDIT

CUSTOMER RESPONSIBILITY FOR PHYSICAL DAMAGE INSURANCE

Instructions:

1. CUSTOMER completely fills out ALL the required information and signs below.
2. DEALER is to fax a completed form to the customers insurance company
3. Return this document with the original Contract.
4. Insurance company is to fax a binder with Loss Payee noted as shown below, as soon as possible to: Retail Funding: 800-541-2988

LOSS PAYEE SHOULD READ:
John Deere Construction and Forestry Company
6400 NW 86th St, PO Box 6600, Johnston, IA. 50131

CUSTOMER is to fill in ALL the blanks below:

CUSTOMER: ______________________ **ACCT:** ______________

INSURANCE AGENCY: ______________________ **CONTACT:** ______________

FULL ADDRESS: ____

PHONE #: ( ) - ______________ **FAX #:** ( ) - ______________

POLICY #: ______________ **POLICY EXPIRES ON:** ______________

EQUIPMENT IS ISSUED THROUGH: ______________________________

(ex...General Causality, St Paul Fire & Marine, Accord)

Please add the following equipment and insurance values to the policy:

Manufacturer	Model	Description	Serial Number	Insurable Value
JD	450CLC	EXCAVATOR	FF450CX091401	331812.37
Sec	N/A	Secure Premium	xxxxxxxxxxxxxx	0.00

I hereby authorize you to release information for insurance verification coverage only to the Loss Payee listed above. Physical damage insurance will be provided by the insurance company listed above. I (we) agree and understand, that under the terms of my (our) contract with John Deere Construction and Forestry Company, that I (we) must at all times keep the goods insured against all risk, damage or destruction for the FULL INSURABLE VALUE.

______________________ **Date** ____________ ______________________ **Date** ____________

Debtor Signature **Co-Debtor Signature**

JOHN DEERE
CREDIT

Amortization Schedule

Customer Name: LAKEVIEW DEVELOPMENT CORPORATION

Tax ID or Social #: 841-55-2093

Check Digit #: 60797276

Manufacturer	Model	Description	Serial Number
JD	450CLC	EXCAVATOR	FF450CX091401
Sec	N/A	Secure Premium	xxxxxxxxxxxxxx

Payment Date	Payment	Principal	Interest	Balance
03/23/2004	$0.00	$0.00	$0.00	$319,312.37
05/01/2004	$6,018.44	$4,328.78	$1,689.66	$314,983.59
06/01/2004	$6,018.44	$4,732.26	$1,286.18	$310,251.33
07/01/2004	$6,018.44	$4,751.58	$1,266.86	$305,499.75
08/01/2004	$6,018.44	$4,770.98	$1,247.46	$300,728.77
09/01/2004	$6,018.44	$4,790.46	$1,227.98	$295,938.31
10/01/2004	$6,018.44	$4,810.03	$1,208.41	$291,128.28
11/01/2004	$6,018.44	$4,829.67	$1,188.77	$286,298.61
12/01/2004	$6,018.44	$4,849.39	$1,169.05	$281,449.22
01/01/2005	$6,018.44	$4,869.19	$1,149.25	$276,580.03
02/01/2005	$6,018.44	$4,889.07	$1,129.37	$271,690.96
03/01/2005	$6,018.44	$4,909.04	$1,109.40	$266,781.92
04/01/2005	$6,018.44	$4,929.08	$1,089.36	$261,852.84
05/01/2005	$6,018.44	$4,949.21	$1,069.23	$256,903.63
06/01/2005	$6,018.44	$4,969.42	$1,049.02	$251,934.21
07/01/2005	$6,018.44	$4,989.71	$1,028.73	$246,944.50
08/01/2005	$6,018.44	$5,010.08	$1,008.36	$241,934.42
09/01/2005	$6,018.44	$5,030.54	$987.90	$236,903.88
10/01/2005	$6,018.44	$5,051.08	$967.36	$231,852.80
11/01/2005	$6,018.44	$5,071.71	$946.73	$226,781.09
12/01/2005	$6,018.44	$5,092.42	$926.02	$221,688.67
01/01/2006	$6,018.44	$5,113.21	$905.23	$216,575.46
02/01/2006	$6,018.44	$5,134.09	$884.35	$211,441.37
03/01/2006	$6,018.44	$5,155.05	$863.39	$206,286.32
04/01/2006	$6,018.44	$5,176.10	$842.34	$201,110.22
05/01/2006	$6,018.44	$5,197.24	$821.20	$195,912.98
06/01/2006	$6,018.44	$5,218.46	$799.98	$190,694.52
07/01/2006	$6,018.44	$5,239.77	$778.67	$185,454.75
08/01/2006	$6,018.44	$5,261.17	$757.27	$180,193.58
09/01/2006	$6,018.44	$5,282.65	$735.79	$174,910.93
10/01/2006	$6,018.44	$5,304.22	$714.22	$169,606.71
11/01/2006	$6,018.44	$5,325.88	$692.56	$164,280.83

This schedule is only an estimate.

JOHN DEERE
CREDIT

Amortization Schedule

Payment Date	Payment	Principal	Interest	Balance
12/01/2006	$6,018.44	$5,347.63	$670.81	$158,933.20
01/01/2007	$6,018.44	$5,369.46	$648.98	$153,563.74
02/01/2007	$6,018.44	$5,391.39	$627.05	$148,172.35
03/01/2007	$6,018.44	$5,413.40	$605.04	$142,758.95
04/01/2007	$6,018.44	$5,435.51	$582.93	$137,323.44
05/01/2007	$6,018.44	$5,457.70	$560.74	$131,865.74
06/01/2007	$6,018.44	$5,479.99	$538.45	$126,385.75
07/01/2007	$6,018.44	$5,502.36	$516.08	$120,883.39
08/01/2007	$6,018.44	$5,524.83	$493.61	$115,358.56
09/01/2007	$6,018.44	$5,547.39	$471.05	$109,811.17
10/01/2007	$6,018.44	$5,570.04	$448.40	$104,241.13
11/01/2007	$6,018.44	$5,592.79	$425.65	$98,648.34
12/01/2007	$6,018.44	$5,615.63	$402.81	$93,032.71
01/01/2008	$6,018.44	$5,638.56	$379.88	$87,394.15
02/01/2008	$6,018.44	$5,661.58	$356.86	$81,732.57
03/01/2008	$6,018.44	$5,684.70	$333.74	$76,047.87
04/01/2008	$6,018.44	$5,707.91	$310.53	$70,339.96
05/01/2008	$6,018.44	$5,731.22	$287.22	$64,608.74
06/01/2008	$6,018.44	$5,754.62	$263.82	$58,854.12
07/01/2008	$6,018.44	$5,778.12	$240.32	$53,076.00
08/01/2008	$6,018.44	$5,801.71	$216.73	$47,274.29
09/01/2008	$6,018.44	$5,825.40	$193.04	$41,448.89
10/01/2008	$6,018.44	$5,849.19	$169.25	$35,599.70
11/01/2008	$6,018.44	$5,873.07	$145.37	$29,726.63
12/01/2008	$6,018.44	$5,897.06	$121.38	$23,829.57
01/01/2009	$6,018.44	$5,921.14	$97.30	$17,908.43
02/01/2009	$6,018.44	$5,945.31	$73.13	$11,963.12
03/01/2009	$6,018.44	$5,969.59	$48.85	$5,993.53
04/01/2009	$6,018.44	$5,993.53	$24.91	$0.00
Total	$361,106.40	$319,312.37	$41,794.03	$0.00

This schedule is only an estimate.

JOHN DEERE

21031815

Customer Purchase Order for John Deere Construction and Forestry Products

CUSTOMER'S NAME & ADDRESS *(First Signer)*

NAME (First, Middle Initial, Last): Lakeview Development Corporation

(SECOND LINE OF OWNER NAME):

STREET or RR: 3702 Club Dr.

CITY: Loveland | STATE: CO | ZIP CODE: 80528

COUNTY: Larimer | Purchaser Acct.: 40496 | PHONE NUMBER: (303) 221-8883

E-mail ADDRESS:

CUSTOMER'S NAME & ADDRESS *(Second Signer)*

NAME: Lakeview Development - David Summers

STREET or RR: 5251 DTC Parkway, Suite 1185

CITY: Englewood | STATE: CO | ZIP CODE: 80111

E-mail ADDRESS:

Date of Order	Company Unit	Dealer Order No.	Dealer Account No.
03/12/2004	U.S.A.		

CASH SALE ☐ LEASE ☐ TIME SALE ☒

SOC.SEC. ☐ IRS No. ☐ EIN No. ☐

Cust. Sales Tax Exempt No.:

SELLER'S NAME & ADDRESS
Colorado Machinery, LLC
3763 Monarch St.
Frederick, CO 80516

CUSTOMER IS: ☒ Business ☐ Individual

Add Customer Name To Mail List (Check One or More): ☒ Construction ☐ Utility ☐ Forestry ☐ Government

Use the drop down arrows below for selection of the correct PURCHASER TYPE and MARKET USE CODE.

PURCHASER TYPE	MARKET USE CD.
Non-Governmental	Earthmoving

EXTENDED COVERAGE IS: ☒ Accepted (Initials) ☐ Rejected (Initials)

LOCATION OF FIRST WORKING USE >	COUNTY	CITY	STATE	COUNTY CODE
	Larimer	Loveland	CO	069

I (We), the undersigned, hereby order from you the Equipment described below, to be delivered as shown below. This order is subject to your ability to obtain such Equipment form the manufacturer and you shall be under no liability if delivery of the Equipment is delayed or prevented due to labor disturbances, transportation difficulties, or for any reason beyond your control. The price shown below is subject to your receipt of the Equipment prior to any change in price by the manufacturer. It is also subject to any new or increased taxes imposed upon the sale of the Equipment after the date of this order.

QTY.	NEW	DEMO	RENTAL	USED	EQUIPMENT (Give Model, Size & Description) (Hours of Use)	PRODUCT IDENTIFICATION NO.	DELIVERED CASH PRICE
1	X				2004 John Deere 450CLC Excavator with (2650) Standard	FF450CX091401	$322,461.00
					main frame & counterweight w/removal device, (3350) 36"		
					triple grouser shoes,(6835) Standard 23'2" one piece boom,		
					(7250) 12'10" arm, 66" bucket w/teeth, 4 year/4,000 hr full		
					machine warranty		
						1. TOTAL CASH PRICE	$322,461.00

IMPORTANT WARRANTY NOTICE: The written new equipment warranty for John Deere Construction & Forestry (John Deere) products, "Standard Warranty", is printed on the following pages of this Purchase Order and is a part of this contract. Please read it carefully before signing. No express warranty is made unless identified on this Purchase Order. YOUR RIGHTS AND REMEDIES PERTAINING TO THIS PURCHASE ARE LIMITED AS INDICATED ON ALL (2) PAGES OF THIS PURCHASE ORDER. WHERE PERMITTED BY LAW, NO IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS IS MADE.

USED JOHN DEERE PRODUCTS ONLY: John Deere will transfer remaining Extended coverage to the purchaser of a used John Deere product that has been used for less than the full period of the Extended coverage provided at the product's original retail purchase. This transfer is not effective unless and until John Deere's written confirmation of transfer, indicating when the transferred coverage will expire, is received by the purchaser. ALL TERMS, INCLUDING LIMITATIONS AND EXCLUSIONS, OF THE JOHN DEERE STANDARD WARRANTY COVERAGE ORIGINALLY PROVIDED FOR THE PRODUCT REMAIN APPLICABLE.

I (We) offer to sell, transfer, and convey the following item(s) at or prior to the time of delivery of the above Equipment, as a "trade-in" to be applied against the cash price. Such item(s) shall be free and clear of all security agreements, liens, and encumbrances at the time of transfer to you. The following is a description and the price to be allowed for each item.

QTY	DESCRIPTION OF TRADE-IN	PRODUCTION IDENTIFICATION NO.	AMOUNT
	NO TRADE:		

ACKNOWLEDGMENTS: I (We) promise to pay the balance due (line 8) shown hereon in cash, or to execute a Time Sale Agreement (Retail Installment Contract), or a Loan Agreement for the purchase price of the Equipment, plus additional charges shown thereon, or to execute a Lease Agreement, on or before delivery of the Equipment ordered herein. Despite physical delivery of the Equipment, title shall remain in the seller until one of the foregoing is accomplished.

I (We) understand that my (our) rights in connection with this purchase are limited as set forth on all (2) pages of this Purchase Order.

2. TOTAL TRADE-IN ALLOWANCE	$0.00
3. BALANCE	$322,461.00
4. SALES TAX	$9,351.37
5. SUB-TOTAL	$331,812.37
6. RENTAL APPLIED	$0.00
7. CASH WITH ORDER	12,500 — ~~$0.00~~
8. BALANCE DUE	319,312.37 ~~$331,812.37~~

I HAVE RECEIVED BOTH (2) PAGES OF THIS PURCHASE ORDER FORM. Customer's Initials: ________ Date: 3-22-04

Customer's Signature: Lakeview Development Corporation By: [signature], Pres.

Customer's Signature: David M. Summers, President

Accepted By: [signature] (Authorized Signature of Seller)

Date Accepted: 3/16/04

Salesperson: [signature]

DELIVERY ACKNOWLEDGEMENT >	DELIVERED WITH OPERATOR'S MANUAL ON: 3-22-04	SIGNATURE: (CUSTOMER)

EXHIBIT 3.12

The printed portions of this form approved by the Colorado Real Estate Commission. (NTD 81-11-83)

IF THIS FORM IS USED IN A CONSUMER CREDIT TRANSACTION, CONSULT LEGAL COUNSEL.

THIS IS A LEGAL INSTRUMENT. IF NOT UNDERSTOOD, LEGAL, TAX OR OTHER COUNSEL SHOULD BE CONSULTED BEFORE SIGNING.

PROMISSORY NOTE

U.S. $ 86,000.00

Englewood, Colorado
March ~~11~~ 15, 2004

1. FOR VALUE RECEIVED, the undersigned (Borrower) promise(s) to pay DUANE WILSON

or order, (Note Holder) the principal sum of Eighty Six Thousand and no/100----------------

U.S. Dollars, with interest on the unpaid principal balance from March ~~11~~ 15, 2004, until paid, at the rate of ten (10) percent per annum. Principal and interest shall be payable at maturity, with accrued interest payments added to the Principal every calendar quarter, ~~or such other place as the Note Holder may designate, in~~ ~~payments of~~ beginning June 30, 2004.

Dollars

~~(U.S. $~~ ~~), due on the~~ ~~day of each~~,

~~beginning~~ , . Such payments shall continue until the entire indebtedness evidenced by this Note is fully paid; provided, however, if not sooner paid, the entire principal amount outstanding and accrued interest thereon, shall be due and payable on January 15, 2007.

2. Borrower shall pay to the Note Holder a late charge of five (5)% of any payment not received by the Note Holder within 15 days after the payment is due.

3. Payments received for application to this Note shall be applied first to the payment of late charges, if any, second to the payment of accrued interest at the rate specified below, if any, third, to accrued interest first specified above, and the balance applied in reduction of the principal amount hereof.

4. If any payment required by this Note is not paid when due, or if any default under any Deed of Trust securing this Note occurs, the entire principal amount outstanding and accrued interest thereon shall at once become due and payable at the option of the Note Holder (Acceleration); and the indebtedness shall bear interest at the rate of 12 percent per annum from the date of default. The Note Holder shall be entitled to collect all reasonable costs and expense of collection and/or suit, including, but not limited to reasonable attorneys' fees.

5. Borrower may prepay the principal amount outstanding under this Note, in whole or in part, at any time without penalty.XXXXX

Any partial prepayment shall be applied against the principal amount oustanding and shall not postpone the due date of any subsequent payments or change the amount of such payments.

Bradford Publishing, 1743 Wazee St., Denver, CO 80202 — 303-292-2500 — www.bradfordpublishing.com — 7-00

6. Borrower and all other makers, sureties, guarantors, and endorsers hereby waive presentment, notice of dishonor and protest, and they hereby agree to any extensions of time of payment and partial payments before, at, or after maturity. This Note shall be the joint and several obligation of Borrower and all other makers, sureties, guarantors and endorsers, and their successors and assigns.

7. Any notice to Borrower provided for in this Note shall be in writing and shall be given and be effective upon (1) delivery to Borrower or (2) mailing such notice by first-class U.S. mail, addressed to Borrower at the Borrower's address stated below, or to such other address as Borrower may designate by notice to the Note Holder. Any notice to the Note Holder shall be in writing and shall be given and be effective upon (1) delivery to Note Holder or (2) by mailing such notice by first-class U.S. mail, to the Note Holder at the address stated in the first paragraph of this Note, or to such other address as Note Holder may designate by notice to Borrower.

8. ~~The indebtedness evidenced by this Note is secured by a Deed of Trust dated ____________, ______, and until released said Deed of Trust contains additional rights of the Note Holder. Such rights may cause acceleration of the indebtedness evidenced by this Note. Reference is made to said Deed of Trust for such additional terms. Said Deed of Trust grants rights in the property identified as follows:~~ X

Property address: ____,

________________________, Colorado ________________________

(CAUTION: SIGN ORIGINAL NOTE ONLY/RETAIN COPY)

IF BORROWER IS NATURAL PERSON(S):

________________________ ________________________

________________________ doing business as ________________________

IF BORROWER IS CORPORATION:

LAKEVIEW DEVELOPMENT CORPORATION
Name of Corporation

ATTEST:

________________________ Secretary

by [signature] President
David M. Summers,

(SEAL)

IF BORROWER IS PARTNERSHIP:

____
Name of Partnership

by ________________________
General Partner

Borrower's address: ____

____

KEEP THIS NOTE IN A SAFE PLACE. ~~THE ORIGINAL OF THIS NOTE MUST BE EXHIBITED TO THE PUBLIC TRUSTEE IN ORDER TO RELEASE ANY DEED OF TRUST SECURING THIS NOTE.~~ X X

EXHIBIT 3.13

PROMISSORY NOTE LIQUIDITY AGREEMENT

THIS PROMISSORY NOTE LIQUIDITY AGREEMENT (this "Agreement"), dated as of the 11th day of March, 2004, is between LAKEVIEW DEVELOPMENT CORPORATION, a Colorado corporation ("Lakeview") and DUANE WILSON (the "Note Holder").

WHEREAS, Lakeview has issued its Promissory Note in the principal amount of $86,000.00 (the "Wilson Note") to the Note Holder, a copy of which is attached to this Agreement as Exhibit A;

WHEREAS, the Note Holder may require some or all of the debt obligation represented by the Wilson Note to repaid, from time to time during the 34 month term of the Wilson Note, due to financial uncertainties affecting the Note Holder;

WHEREAS, to allow the Wilson Note to be a more flexible financial planning vehicle for the Note Holder, Lakeview has agreed to allow the Note Holder to demand from time to time repayment of some, or all of the principal amount of the Wilson Note, upon receipt of written notice from the Note Holder; and

WHEREAS, the parties desire to enter into this Agreement in order to describe the flexible repayment demand provisions governing the Wilson Note;

NOW, THEREFORE, for good and valuable consideration, including the purchase of the Wilson Note by the Note Holder, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Repayment Provisions. Notwithstanding any other term, condition or provision of the Wilson Note, the Note Holder shall have the right, from time to time, to demand repayment of all or any portion of the outstanding principal amount of the Wilson Note during its term, provided that the Note Holder provide at least 24 hours prior written notice of a demand for repayment of any amounts under $5,000, at least 30 days prior written notice of a demand (in the aggregate) for repayment of any amounts between $5,000 and $10,000, and at least 60 days notice of a demand (in the aggregate) for repayment of any amounts between $10,000 and $36,000. The maximum amount which may be demanded for repayment under this Agreement shall not exceed $36,000 during any calendar year. Upon receipt of a payment demand from the Note Holder, Lakeview shall repay that portion of the Wilson Note specified in the written demand.

2. Personal Guarantee. In the unlikely event that Lakeview cannot re-pay the Wilson Note in accordance with this Agreement, the personal guarantee (see Guaranty Agreement dated as of March 11, 2004) extended by David M. Summers will immediately go into effect, and the entire amount outstanding will become due and payable by David M. Summers (or his estate) within 15 days of such default.

3. Notices. All notices described in the preceding paragraph shall be mailed, hand delivered or sent by fax to David M. Summers, President, Lakeview Development Corporation at 5251 DTC Parkway, Suite 1185, Englewood, Colorado 80111, fax (303) 221-8883. Receipt of all fax transmissions should be confirmed by telephone. The relevant time periods shall run from the date and time notice is received by Lakeview.

4. Binding Effect; Benefit. This Agreement shall be binding upon and shall inure to the benefit of the successors and assigns of Lakeview, and the successors and assigns of the Note Holder.

IN WITNESS WHEREOF, the parties to this Agreement have executed this instrument as of the day and year first above written.

LAKEVIEW DEVELOPMENT CORPORATION

By: /s/ David M. Summers
David M. Summers, President

Note Holder:

/s/ Duane Wilson
Duane Wilson

EXHIBIT A

Wilson Promissory Note

EXHIBIT 3.14

PROMISSORY NOTE

COPY

Principal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
116,000.00	10-21-2004	10-21-2009	83000009			***	

References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item. Any item above containing "***" has been omitted due to text length limitations.

rower: LAKEVIEW DEVELOPMENT CORPORATION
5251 DTC PARKWAY, SUITE 1185
GREENWOOD VILLAGE, CO 90111

Lender: BANKWEST
CASTLE PINES
7505 VILLAGE SQUARE DRIVE
303-814-8149
CASTLE ROCK, CO 80108

incipal Amount: $116,000.00 Initial Rate: 6.750% Date of Note: October 21, 2004

:OMISE TO PAY. LAKEVIEW DEVELOPMENT CORPORATION ("Borrower") promises to pay to BANKWEST ("Lender"), or order, in lawful oney of the United States of America, the principal amount of One Hundred Sixteen Thousand & 00/100 Dollars ($116,000.00), together with erest on the unpaid principal balance from October 21, 2004, until paid in full. The interest rate will not increase above 18.000%.

:YMENT. Subject to any payment changes resulting from changes in the Index, Borrower will pay this loan in 59 payments of $2,288.51 each yment and an irregular last payment estimated at $2,288.26. Borrower's first payment is due November 21, 2004, and all subsequent yments are due on the same day of each month after that. Borrower's final payment will be due on October 21, 2009, and will be for all incipal and all accrued interest not yet paid. Payments include principal and interest. Unless otherwise agreed or required by applicable .., payments will be applied first to any accrued unpaid interest; then to principal; then to any late charges; and then to any unpaid collection sts. The annual interest rate for this Note is computed on a 365/360 basis; that is, by applying the ratio of the annual interest rate over a ar of 360 days, multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding. rrower will pay Lender at Lender's address shown above or at such other place as Lender may designate in writing.

:RIABLE INTEREST RATE. The interest rate on this Note is subject to change from time to time based on changes in an index which is the nkWest Base Rate (the "Index"). The Index is not necessarily the lowest rate charged by Lender on its loans and is set by Lender in its sole cretion. If the Index becomes unavailable during the term of this loan, Lender may designate a substitute index after notifying Borrower. Lender will Borrower the current Index rate upon Borrower's request. The interest rate change will not occur more often than each day. Borrower understands it Lender may make loans based on other rates as well. **The Index currently is 4.750% per annum. The interest rate to be applied to the unpaid incipal balance of this Note will be at a rate of 2.000 percentage points over the Index, resulting in an initial rate of 6.750% per annum. itwithstanding the foregoing, the variable interest rate or rates provided for in this Note will be subject to the following maximum rate.**)TICE: Under no circumstances will the interest rate on this Note be more than the lesser of 18.000% per annum or the maximum rate allowed by plicable law. Whenever increases occur in the interest rate, Lender, at its option, may do one or more of the following: (A) increase Borrower's yments to ensure Borrower's loan will pay off by its original final maturity date, (B) increase Borrower's payments to cover accruing interest, (C) rease the number of Borrower's payments, and (D) continue Borrower's payments at the same amount and increase Borrower's final payment.

:EPAYMENT; MINIMUM INTEREST CHARGE. Borrower agrees that all loan fees and other prepaid finance charges are earned fully as of the date the loan and will not be subject to refund upon early payment (whether voluntary or as a result of default), except as otherwise required by law. In y event, even upon full prepayment of this Note, Borrower understands that Lender is entitled to a **minimum interest charge of $25.00**. Other than rrower's obligation to pay any minimum interest charge, Borrower may pay without penalty all or a portion of the amount owed earlier than it is due. rly payments will not, unless agreed to by Lender in writing, relieve Borrower of Borrower's obligation to continue to make payments under the yment schedule. Rather, early payments will reduce the principal balance due and may result in Borrower's making fewer payments. Borrower ees not to send Lender payments marked "paid in full", "without recourse", or similar language. If Borrower sends such a payment, Lender may cept it without losing any of Lender's rights under this Note, and Borrower will remain obligated to pay any further amount owed to Lender. All itten communications concerning disputed amounts, including any check or other payment instrument that indicates that the payment constitutes ayment in full" of the amount owed or that is tendered with other conditions or limitations or as full satisfaction of a disputed amount must be mailed delivered to: BANKWEST, 7505 VILLAGE SQUARE DRIVE CASTLE ROCK, CO 80104.

:TE CHARGE. If a payment is 11 days or more late, Borrower will be charged **5.000% of the regularly scheduled payment or $15.00, whichever is** ss.

TEREST AFTER DEFAULT. Upon default, including failure to pay upon final maturity, the total sum due under this Note will bear interest from the te of acceleration or maturity at the variable interest rate on this Note. The interest rate will not exceed the maximum rate permitted by applicable law.

FAULT. Each of the following shall constitute an event of default ("Event of Default") under this Note:

Payment Default. Borrower fails to make any payment when due under this Note.

Other Defaults. Borrower fails to comply with or to perform any other term, obligation, covenant or condition contained in this Note or in any of the related documents or to comply with or to perform any term, obligation, covenant or condition contained in any other agreement between Lender and Borrower.

False Statements. Any warranty, representation or statement made or furnished to Lender by Borrower or on Borrower's behalf under this Note or the related documents is false or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.

Insolvency. The dissolution or termination of Borrower's existence as a going business, the insolvency of Borrower, the appointment of a receiver for any part of Borrower's property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Borrower.

Creditor or Forfeiture Proceedings. Commencement of foreclosure or forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Borrower or by any governmental agency against any collateral securing the loan. This includes a garnishment of any of Borrower's accounts, including deposit accounts, with Lender. However, this Event of Default shall not apply if there is a good faith dispute by Borrower as to the validity or reasonableness of the claim which is the basis of the creditor or forfeiture proceeding and if Borrower gives Lender written notice of the creditor or forfeiture proceeding and deposits with Lender monies or a surety bond for the creditor or forfeiture proceeding, in an amount determined by Lender, in its sole discretion, as being an adequate reserve or bond for the dispute.

Events Affecting Guarantor. Any of the preceding events occurs with respect to any Guarantor of any of the indebtedness or any Guarantor dies or becomes incompetent, or revokes or disputes the validity of, or liability under, any guaranty of the indebtedness evidenced by this Note. In the event of a death, Lender, at its option, may, but shall not be required to, permit the Guarantor's estate to assume unconditionally the obligations arising under the guaranty in a manner satisfactory to Lender, and, in doing so, cure any Event of Default.

Change In Ownership. Any change in ownership of twenty-five percent (25%) or more of the common stock of Borrower.

Adverse Change. A material adverse change occurs in Borrower's financial condition, or Lender believes the prospect of payment or performance of this Note is impaired.

Insecurity. Lender in good faith believes itself insecure.

Cure Provisions. If any default, other than a default in payment is curable and if Borrower has not been given a notice of a breach of the same provision of this Note within the preceding twelve (12) months, it may be cured if Borrower, after receiving written notice from Lender demanding cure of such default: (1) cures the default within twenty (20) days; or (2) if the cure requires more than twenty (20) days, immediately initiates steps which Lender deems in Lender's sole discretion to be sufficient to cure the default and thereafter continues and completes all reasonable and necessary steps sufficient to produce compliance as soon as reasonably practical.

NDER'S RIGHTS. Upon default, Lender may declare the entire unpaid principal balance on this Note and all accrued unpaid interest immediately e, and then Borrower will pay that amount.

TORNEYS' FEES; EXPENSES. Lender may hire or pay someone else to help collect this Note if Borrower does not pay. Borrower will pay Lender reasonable costs of such collection. This includes, subject to any limits under applicable law, Lender's attorneys' fees and Lender's legal expenses, ether or not there is a lawsuit, including without limitation attorneys' fees and legal expenses for bankruptcy proceedings (including efforts to modify vacate any automatic stay or injunction), and appeals. If not prohibited by applicable law, Borrower also will pay any court costs, in addition to all er sums provided by law.

OVERNING LAW. This Note will be governed by, construed and enforced in accordance with federal law and the laws of the State of lorado. This Note has been accepted by Lender in the State of Colorado.

IOICE OF VENUE. If there is a lawsuit, Borrower agrees upon Lender's request to submit to the jurisdiction of the courts of DOUGLAS County, State Colorado.

SHONORED ITEM FEE. Borrower will pay a fee to Lender of $28.00 if Borrower makes a payment on Borrower's loan and the check or uthorized charge with which Borrower pays is later dishonored.

HT OF SETOFF. To the extent permitted by applicable law, Lender reserves a right of setoff in all Borrower's accounts with Lender (whether king, savings, or some other account). This includes all accounts Borrower holds jointly with someone else and all accounts Borrower may open in future. However, this does not include any IRA or Keogh accounts, or any trust accounts for which setoff would be prohibited by law. Borrower orizes Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on the indebtedness against any and all such accounts. at Lender's option, to administratively freeze all such accounts to allow Lender to protect Lender's charge and setoff rights provided in this graph.

ITRATION. Borrower and Lender agree that all disputes, claims and controversies between them whether individual, joint, or class in re, arising from this Note or otherwise, including without limitation contract and tort disputes, shall be arbitrated pursuant to the Rules of American Arbitration Association in effect at the time the claim is filed, upon request of either party. No act to take or dispose of any ateral securing this Note shall constitute a waiver of this arbitration agreement or be prohibited by this arbitration agreement. This udes, without limitation, obtaining injunctive relief or a temporary restraining order; invoking a power of sale under any deed of trust or gage; obtaining a writ of attachment or imposition of a receiver; or exercising any rights relating to personal property, including taking or osing of such property with or without judicial process pursuant to Article 9 of the Uniform Commercial Code. Any disputes, claims, or troversies concerning the lawfulness or reasonableness of any act, or exercise of any right, concerning any collateral securing this Note, uding any claim to rescind, reform, or otherwise modify any agreement relating to the collateral securing this Note, shall also be arbitrated, vided however that no arbitrator shall have the right or the power to enjoin or restrain any act of any party. Judgment upon any award ered by any arbitrator may be entered in any court having jurisdiction. Nothing in this Note shall preclude any party from seeking itable relief from a court of competent jurisdiction. The statute of limitations, estoppel, waiver, laches, and similar doctrines which would rwise be applicable in an action brought by a party shall be applicable in any arbitration proceeding, and the commencement of an tration proceeding shall be deemed the commencement of an action for these purposes. The Federal Arbitration Act shall apply to the struction, interpretation, and enforcement of this arbitration provision.

ITIONAL PROVISIONS. Borrower(s) agree(s) to furnish Lender with copies of Year End Tax Returns and Financial Statements of all related parties is Note within 120 days of filing or preparation. Borrower further agrees to furnish Lender with any additional financial reports within 30 days of est by Lender.

ITRATION EXCLUSION. Borrower and Lender agree that loans less than $7,500.00 are not subject to arbitration.

RICAL ERROR. An exhibit, titled "CLERICAL ERROR STATEMENT / AUTHORIZATION," is attached to this Note and by this reference is made a of this Note just as if all the provisions, terms and conditions of the Exhibit had been fully set forth in this Note.

CESSOR INTERESTS. The terms of this Note shall be binding upon Borrower, and upon Borrower's heirs, personal representatives, successors assigns, and shall inure to the benefit of Lender and its successors and assigns.

ERAL PROVISIONS. Lender may delay or forgo enforcing any of its rights or remedies under this Note without losing them. Borrower and any person who signs, guarantees or endorses this Note, to the extent allowed by law, waive presentment, demand for payment, and notice of onor. Upon any change in the terms of this Note, and unless otherwise expressly stated in writing, no party who signs this Note, whether as maker, antor, accommodation maker or endorser, shall be released from liability. All such parties agree that Lender may renew or extend (repeatedly and ny length of time) this loan or release any party or guarantor or collateral; or impair, fail to realize upon or perfect Lender's security interest in the teral; and take any other action deemed necessary by Lender without the consent of or notice to anyone. All such parties also agree that Lender modify this loan without the consent of or notice to anyone other than the party with whom the modification is made. The obligations under this are joint and several.

OR TO SIGNING THIS NOTE, BORROWER READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS NOTE, INCLUDING THE VARIABLE REST RATE PROVISIONS. BORROWER AGREES TO THE TERMS OF THE NOTE.

ROWER ACKNOWLEDGES RECEIPT OF A COMPLETED COPY OF THIS PROMISSORY NOTE.

ROWER:

EVIEW DEVELOPMENT CORPORATION

DAVID M SUMMERS, President of LAKEVIEW DEVELOPMENT CORPORATION

DER:

KWEST

thorized Signer

EXHIBIT 3.15

COMMERCIAL SECURITY AGREEMENT

·rincipal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
15,000.00	10-21-2004	10-21-2009	83000009			***	

References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item. Any item above containing "***" has been omitted due to text length limitations.

ıtor: LAKEVIEW DEVELOPMENT CORPORATION
5251 DTC PARKWAY, SUITE 1185
GREENWOOD VILLAGE, CO 90111

Lender: BANKWEST
CASTLE PINES
7505 VILLAGE SQUARE DRIVE
303-814-8149
CASTLE ROCK, CO 80108

ƨ COMMERCIAL SECURITY AGREEMENT dated October 21, 2004, is made and executed between LAKEVIEW DEVELOPMENT ꞃPORATION ("Grantor") and BANKWEST ("Lender").

ANT OF SECURITY INTEREST. For valuable consideration, Grantor grants to Lender a security interest in the Collateral to secure the :btedness and agrees that Lender shall have the rights stated in this Agreement with respect to the Collateral, in addition to all other rights 'ch Lender may have by law.

LLATERAL DESCRIPTION. The word "Collateral" as used in this Agreement means the following described property, whether now owned or eafter acquired, whether now existing or hereafter arising, and wherever located, in which Grantor is giving to Lender a security interest for the ·ment of the Indebtedness and performance of all other obligations under the Note and this Agreement:

A First Security interest in a 1998 Cat 345 BL Excavator and Bucket, Serial No. 4SS00917

:ddition, the word "Collateral" also includes all the following, whether now owned or hereafter acquired, whether now existing or hereafter arising, i wherever located:

(A) All accessions, attachments, accessories, tools, parts, supplies, replacements of and additions to any of the collateral described herein, whether added now or later.

(B) All products and produce of any of the property described in this Collateral section.

(C) All accounts, general intangibles, instruments, rents, monies, payments, and all other rights, arising out of a sale, lease, consignment or other disposition of any of the property described in this Collateral section.

(D) All proceeds (including insurance proceeds) from the sale, destruction, loss, or other disposition of any of the property described in this Collateral section, and sums due from a third party who has damaged or destroyed the Collateral or from that party's insurer, whether due to judgment, settlement or other process.

(E) All records and data relating to any of the property described in this Collateral section, whether in the form of a writing, photograph, microfilm, microfiche, or electronic media, together with all of Grantor's right, title, and interest in and to all computer software required to utilize, create, maintain, and process any such records or data on electronic media.

:pite any other provision of this Agreement, Lender is not granted, and will not have, a nonpurchase money security interest in household goods, to extent such a security interest would be prohibited by applicable law. In addition, if because of the type of any Property, Lender is required to give otice of the right to cancel under Truth in Lending for the Indebtedness, then Lender will not have a security interest in such Collateral unless and such a notice is given.

OSS-COLLATERALIZATION. In addition to the Note, this Agreement secures all obligations, debts and liabilities, plus interest thereon, of Grantor ender, or any one or more of them, as well as all claims by Lender against Grantor or any one or more of them, whether now existing or hereafter ing, whether related or unrelated to the purpose of the Note, whether voluntary or otherwise, whether due or not due, direct or indirect, determined ındetermined, absolute or contingent, liquidated or unliquidated whether Grantor may be liable individually or jointly with others, whether obligated guarantor, surety, accommodation party or otherwise, and whether recovery upon such amounts may be or hereafter may become barred by any ıte of limitations, and whether the obligation to repay such amounts may be or hereafter may become otherwise unenforceable.

:HT OF SETOFF. To the extent permitted by applicable law, Lender reserves a right of setoff in all Grantor's accounts with Lender (whether :king, savings, or some other account). This includes all accounts Grantor holds jointly with someone else and all accounts Grantor may open in future. However, this does not include any IRA or Keogh accounts, or any trust accounts for which setoff would be prohibited by law. Grantor ıorizes Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on the Indebtedness against any and all such accounts, , at Lender's option, to administratively freeze all such accounts to allow Lender to protect Lender's charge and setoff rights provided in this ıgraph.

ANTOR'S REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE COLLATERAL. With respect to the Collateral, Grantor represents promises to Lender that:

Perfection of Security Interest. Grantor agrees to take whatever actions are requested by Lender to perfect and continue Lender's security interest in the Collateral. Upon request of Lender, Grantor will deliver to Lender any and all of the documents evidencing or constituting the Collateral, and Grantor will note Lender's interest upon any and all chattel paper and instruments if not delivered to Lender for possession by Lender.

Notices to Lender. Grantor will promptly notify Lender in writing at Lender's address shown above (or such other addresses as Lender may designate from time to time) prior to any (1) change in Grantor's name; (2) change in Grantor's assumed business name(s); (3) change in the management of the Corporation Grantor; (4) change in the authorized signer(s); (5) change in Grantor's principal office address; (6) change in Grantor's state of organization; (7) conversion of Grantor to a new or different type of business entity; or (8) change in any other aspect of Grantor that directly or indirectly relates to any agreements between Grantor and Lender. No change in Grantor's name or state of organization will take effect until after Lender has received notice.

No Violation. The execution and delivery of this Agreement will not violate any law or agreement governing Grantor or to which Grantor is a party, and its certificate or articles of incorporation and bylaws do not prohibit any term or condition of this Agreement.

Enforceability of Collateral. To the extent the Collateral consists of accounts, chattel paper, or general intangibles, as defined by the Uniform Commercial Code, the Collateral is enforceable in accordance with its terms, is genuine, and fully complies with all applicable laws and regulations concerning form, content and manner of preparation and execution, and all persons appearing to be obligated on the Collateral have authority and capacity to contract and are in fact obligated as they appear to be on the Collateral. There shall be no setoffs or counterclaims against any of the Collateral, and no agreement shall have been made under which any deductions or discounts may be claimed concerning the Collateral except those disclosed to Lender in writing.

Location of the Collateral. Except in the ordinary course of Grantor's business, Grantor agrees to keep the Collateral at Grantor's address shown above or at such other locations as are acceptable to Lender. Upon Lender's request, Grantor will deliver to Lender in form satisfactory to Lender a schedule of real properties and Collateral locations relating to Grantor's operations, including without limitation the following: (1) all real property Grantor owns or is purchasing; (2) all real property Grantor is renting or leasing; (3) all storage facilities Grantor owns, rents, leases, or uses; and (4) all other properties where Collateral is or may be located.

Removal of the Collateral. Except in the ordinary course of Grantor's business, Grantor shall not remove the Collateral from its existing location without Lender's prior written consent. To the extent that the Collateral consists of vehicles, or other titled property, Grantor shall not take or permit any action which would require application for certificates of title for the vehicles outside the State of Colorado, without Lender's prior written consent. Grantor shall, whenever requested, advise Lender of the exact location of the Collateral.

Transactions Involving Collateral. Except for inventory sold or accounts collected in the ordinary course of Grantor's business, or as otherwise provided for in this Agreement, Grantor shall not sell, offer to sell, or otherwise transfer or dispose of the Collateral. Grantor shall not pledge, mortgage, encumber or otherwise permit the Collateral to be subject to any lien, security interest, encumbrance, or charge, other than the security interest provided for in this Agreement, without the prior written consent of Lender. This includes security interests even if junior in right to the security interests granted under this Agreement. Unless waived by Lender, all proceeds from any disposition of the Collateral (for whatever reason) shall be held in trust for Lender and shall not be commingled with any other funds; provided however, this requirement shall not constitute consent by Lender to any sale or other disposition. Upon receipt, Grantor shall immediately deliver any such proceeds to Lender.

Title. Grantor represents and warrants to Lender that Grantor holds good and marketable title to the Collateral, free and clear of all liens and encumbrances except for the lien of this Agreement. No financing statement covering any of the Collateral is on file in any public office other than those which reflect the security interest created by this Agreement or to which Lender has specifically consented. Grantor shall defend Lender's rights in the Collateral against the claims and demands of all other persons.

Repairs and Maintenance. Grantor agrees to keep and maintain, and to cause others to keep and maintain, the Collateral in good order, repair and condition at all times while this Agreement remains in effect. Grantor further agrees to pay when due all claims for work done on, or services rendered or material furnished in connection with the Collateral so that no lien or encumbrance may ever attach to or be filed against the Collateral.

Inspection of Collateral. Lender and Lender's designated representatives and agents shall have the right at all reasonable times to examine and inspect the Collateral wherever located.

Taxes, Assessments and Liens. Grantor will pay when due all taxes, assessments and liens upon the Collateral, its use or operation, upon this Agreement, upon any promissory note or notes evidencing the Indebtedness, or upon any of the other Related Documents. Grantor may withhold any such payment or may elect to contest any lien if Grantor is in good faith conducting an appropriate proceeding to contest the obligation to pay and so long as Lender's interest in the Collateral is not jeopardized in Lender's sole opinion. If the Collateral is subjected to a lien which is not discharged within fifteen (15) days, Grantor shall deposit with Lender cash, a sufficient corporate surety bond or other security satisfactory to Lender in an amount adequate to provide for the discharge of the lien plus any interest, costs, attorneys' fees or other charges that could accrue as a result of foreclosure or sale of the Collateral. In any contest Grantor shall defend itself and Lender and shall satisfy any final adverse judgment before enforcement against the Collateral. Grantor shall name Lender as an additional obligee under any surety bond furnished in the contest proceedings. Grantor further agrees to furnish Lender with evidence that such taxes, assessments, and governmental and other charges have been paid in full and in a timely manner. Grantor may withhold any such payment or may elect to contest any lien if Grantor is in good faith conducting an appropriate proceeding to contest the obligation to pay and so long as Lender's interest in the Collateral is not jeopardized.

Compliance with Governmental Requirements. Grantor shall comply promptly with all laws, ordinances, rules and regulations of all governmental authorities, now or hereafter in effect, applicable to the ownership, production, disposition, or use of the Collateral, including all laws or regulations relating to the undue erosion of highly-erodible land or relating to the conversion of wetlands for the production of an agricultural product or commodity. Grantor may contest in good faith any such law, ordinance or regulation and withhold compliance during any proceeding, including appropriate appeals, so long as Lender's interest in the Collateral, in Lender's opinion, is not jeopardized.

Hazardous Substances. Grantor represents and warrants that the Collateral never has been, and never will be so long as this Agreement remains a lien on the Collateral, used in violation of any Environmental Laws or for the generation, manufacture, storage, transportation, treatment, disposal, release or threatened release of any Hazardous Substance. The representations and warranties contained herein are based on Grantor's due diligence in investigating the Collateral for Hazardous Substances. Grantor hereby (1) releases and waives any future claims against Lender for indemnity or contribution in the event Grantor becomes liable for cleanup or other costs under any Environmental Laws, and (2) agrees to indemnify and hold harmless Lender against any and all claims and losses resulting from a breach of this provision of this Agreement. This obligation to indemnify shall survive the payment of the Indebtedness and the satisfaction of this Agreement.

Maintenance of Casualty Insurance. Grantor shall procure and maintain all risks insurance, including without limitation fire, theft and liability coverage together with such other insurance as Lender may require with respect to the Collateral, in form, amounts, coverages and basis reasonably acceptable to Lender and issued by a company or companies reasonably acceptable to Lender. Grantor, upon request of Lender, will deliver to Lender from time to time the policies or certificates of insurance in form satisfactory to Lender, including stipulations that coverages will not be cancelled or diminished without at least thirty (30) days' prior written notice to Lender and not including any disclaimer of the insurer's liability for failure to give such a notice. Each insurance policy also shall include an endorsement providing that coverage in favor of Lender will not be impaired in any way by any act, omission or default of Grantor or any other person. In connection with all policies covering assets in which Lender holds or is offered a security interest, Grantor will provide Lender with such loss payable or other endorsements as Lender may require. If Grantor at any time fails to obtain or maintain any insurance as required under this Agreement, Lender may (but shall not be obligated to) obtain such insurance as Lender deems appropriate, including if Lender so chooses "single interest insurance," which will cover only Lender's interest in the Collateral.

Application of Insurance Proceeds. Grantor shall promptly notify Lender of any loss or damage to the Collateral. Lender may make proof of loss if Grantor fails to do so within fifteen (15) days of the casualty. All proceeds of any insurance on the Collateral, including accrued proceeds thereon, shall be held by Lender as part of the Collateral. If Lender consents to repair or replacement of the damaged or destroyed Collateral, Lender shall, upon satisfactory proof of expenditure, pay or reimburse Grantor from the proceeds for the reasonable cost of repair or restoration. If Lender does not consent to repair or replacement of the Collateral, Lender shall retain a sufficient amount of the proceeds to pay all of the Indebtedness, and shall pay the balance to Grantor. Any proceeds which have not been disbursed within six (6) months after their receipt and which Grantor has not committed to the repair or restoration of the Collateral shall be used to prepay the Indebtedness.

Insurance Reserves. Lender may require Grantor to maintain with Lender reserves for payment of insurance premiums, which reserves shall be created by monthly payments from Grantor of a sum estimated by Lender to be sufficient to produce, at least fifteen (15) days before the premium due date, amounts at least equal to the insurance premiums to be paid. If fifteen (15) days before payment is due, the reserve funds are insufficient, Grantor shall upon demand pay any deficiency to Lender. The reserve funds shall be held by Lender as a general deposit and shall constitute a non-interest-bearing account which Lender may satisfy by payment of the insurance premiums required to be paid by Grantor as they become due. Lender does not hold the reserve funds in trust for Grantor, and Lender is not the agent of Grantor for payment of the insurance premiums required to be paid by Grantor. The responsibility for the payment of premiums shall remain Grantor's sole responsibility.

Insurance Reports. Grantor, upon request of Lender, shall furnish to Lender reports on each existing policy of insurance showing such information as Lender may reasonably request including the following: (1) the name of the insurer; (2) the risks insured; (3) the amount of the policy; (4) the property insured; (5) the then current value on the basis of which insurance has been obtained and the manner of determining that value; and (6) the expiration date of the policy. In addition, Grantor shall upon request by Lender (however not more often than annually) have an independent appraiser satisfactory to Lender determine, as applicable, the cash value or replacement cost of the Collateral.

Financing Statements. Grantor authorizes Lender to file a UCC financing statement, or alternatively, a copy of this Agreement to perfect Lender's security interest. At Lender's request, Grantor additionally agrees to sign all other documents that are necessary to perfect, protect, and continue Lender's security interest in the Property. Grantor will pay all filing fees, title transfer fees, and other fees and costs involved unless prohibited by law or unless Lender is required by law to pay such fees and costs. Grantor irrevocably appoints Lender to execute documents necessary to transfer title if there is a default. Lender may file a copy of this Agreement as a financing statement. If Grantor changes Grantor's name or address, or the name or address of any person granting a security interest under this Agreement changes, Grantor will promptly notify the Lender of such change.

NTOR'S RIGHT TO POSSESSION. Until default, Grantor may have possession of the tangible personal property and beneficial use of all the ...teral and may use it in any lawful manner not inconsistent with this Agreement or the Related Documents, provided that Grantor's right to ...ssion and beneficial use shall not apply to any Collateral where possession of the Collateral by Lender is required by law to perfect Lender's ...ity interest in such Collateral. If Lender at any time has possession of any Collateral, whether before or after an Event of Default, Lender shall be ...ed to have exercised reasonable care in the custody and preservation of the Collateral if Lender takes such action for that purpose as Grantor request or as Lender, in Lender's sole discretion, shall deem appropriate under the circumstances, but failure to honor any request by Grantor not of itself be deemed to be a failure to exercise reasonable care. Lender shall not be required to take any steps necessary to preserve any rights ... Collateral against prior parties, nor to protect, preserve or maintain any security interest given to secure the Indebtedness.

DER'S EXPENDITURES. If any action or proceeding is commenced that would materially affect Lender's interest in the Collateral or if Grantor fails ...mply with any provision of this Agreement or any Related Documents, including but not limited to Grantor's failure to discharge or pay when due amounts Grantor is required to discharge or pay under this Agreement or any Related Documents, Lender on Grantor's behalf may (but shall not be ...ted to) take any action that Lender deems appropriate, including but not limited to discharging or paying all taxes, liens, security interests, ...mbrances and other claims, at any time levied or placed on the Collateral and paying all costs for insuring, maintaining and preserving the ...teral. All such expenditures incurred or paid by Lender for such purposes will then bear interest at the rate charged under the Note from the date ...ed or paid by Lender to the date of repayment by Grantor. All such expenses will become a part of the Indebtedness and, at Lender's option, will be payable on demand; (B) be added to the balance of the Note and be apportioned among and be payable with any installment payments to ...me due during either (1) the term of any applicable insurance policy; or (2) the remaining term of the Note; or (C) be treated as a balloon ...ent which will be due and payable at the Note's maturity. The Agreement also will secure payment of these amounts. Such right shall be in ...on to all other rights and remedies to which Lender may be entitled upon Default.

AULT. Each of the following shall constitute an Event of Default under this Agreement:

Payment Default. Grantor fails to make any payment when due under the Indebtedness.

Other Defaults. Grantor fails to comply with or to perform any other term, obligation, covenant or condition contained in this Agreement or in any of the Related Documents or to comply with or to perform any term, obligation, covenant or condition contained in any other agreement between Lender and Grantor.

False Statements. Any warranty, representation or statement made or furnished to Lender by Grantor or on Grantor's behalf under this Agreement or the Related Documents is false or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.

Defective Collateralization. This Agreement or any of the Related Documents ceases to be in full force and effect (including failure of any collateral document to create a valid and perfected security interest or lien) at any time and for any reason.

Insolvency. The dissolution or termination of Grantor's existence as a going business, the insolvency of Grantor, the appointment of a receiver for any part of Grantor's property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Grantor.

Creditor or Forfeiture Proceedings. Commencement of foreclosure or forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Grantor or by any governmental agency against any collateral securing the Indebtedness. This includes a garnishment of any of Grantor's accounts, including deposit accounts, with Lender. However, this Event of Default shall not apply if there is a good faith dispute by Grantor as to the validity or reasonableness of the claim which is the basis of the creditor or forfeiture proceeding and if Grantor gives Lender written notice of the creditor or forfeiture proceeding and deposits with Lender monies or a surety bond for the creditor or forfeiture proceeding, in an amount determined by Lender, in its sole discretion, as being an adequate reserve or bond for the dispute.

Events Affecting Guarantor. Any of the preceding events occurs with respect to any Guarantor of any of the Indebtedness or Guarantor dies or becomes incompetent or revokes or disputes the validity of, or liability under, any Guaranty of the Indebtedness.

Adverse Change. A material adverse change occurs in Grantor's financial condition, or Lender believes the prospect of payment or performance of the Indebtedness is impaired.

Insecurity. Lender in good faith believes itself insecure.

Cure Provisions. If any default, other than a default in payment is curable and if Grantor has not been given a notice of a breach of the same provision of this Agreement within the preceding twelve (12) months, it may be cured if Grantor, after receiving written notice from Lender demanding cure of such default: (1) cures the default within twenty (20) days; or (2) if the cure requires more than twenty (20) days, immediately initiates steps which Lender deems in Lender's sole discretion to be sufficient to cure the default and thereafter continues and completes all reasonable and necessary steps sufficient to produce compliance as soon as reasonably practical.

..HTS AND REMEDIES ON DEFAULT. If an Event of Default occurs under this Agreement, at any time thereafter, Lender shall have all the rights of ..ecured party under the Colorado Uniform Commercial Code. In addition and without limitation, Lender may exercise any one or more of the ..wing rights and remedies:

Accelerate Indebtedness. Lender may declare the entire Indebtedness, including any prepayment penalty which Grantor would be required to pay, immediately due and payable, without notice of any kind to Grantor.

Assemble Collateral. Lender may require Grantor to deliver to Lender all or any portion of the Collateral and any and all certificates of title and other documents relating to the Collateral. Lender may require Grantor to assemble the Collateral and make it available to Lender at a place to be designated by Lender. Lender also shall have full power to enter upon the property of Grantor to take possession of and remove the Collateral. If the Collateral contains other goods not covered by this Agreement at the time of repossession, Grantor agrees Lender may take such other goods, provided that Lender makes reasonable efforts to return them to Grantor after repossession.

Sell the Collateral. Lender shall have full power to sell, lease, transfer, or otherwise deal with the Collateral or proceeds thereof in Lender's own name or that of Grantor. Lender may sell the Collateral at public auction or private sale. Unless the Collateral threatens to decline speedily in value or is of a type customarily sold on a recognized market, Lender will give Grantor, and other persons as required by law, reasonable notice of the time and place of any public sale, or the time after which any private sale or any other disposition of the Collateral is to be made. However, no notice need be provided to any person who, after Event of Default occurs, enters into and authenticates an agreement waiving that person's right to notification of sale. The requirements of reasonable notice shall be met if such notice is given at least ten (10) days before the time of the sale or disposition. All expenses relating to the disposition of the Collateral, including without limitation the expenses of retaking, holding, insuring, preparing for sale and selling the Collateral, shall become a part of the Indebtedness secured by this Agreement and shall be payable on demand, with interest at the Note rate from date of expenditure until repaid.

Appoint Receiver. Lender shall have the right to have a receiver appointed to take possession of all or any part of the Collateral, with the power to protect and preserve the Collateral, to operate the Collateral preceding foreclosure or sale, and to collect the Rents from the Collateral and apply the proceeds, over and above the cost of the receivership, against the Indebtedness. The receiver may serve without bond if permitted by law. Lender's right to the appointment of a receiver shall exist whether or not the apparent value of the Collateral exceeds the Indebtedness by a substantial amount. Employment by Lender shall not disqualify a person from serving as a receiver. Receiver may be appointed by a court of competent jurisdiction upon ex parte application and without notice, notice being expressly waived.

Collect Revenues, Apply Accounts. Lender, either itself or through a receiver, may collect the payments, rents, income, and revenues from the Collateral. Lender may at any time in Lender's discretion transfer any Collateral into Lender's own name or that of Lender's nominee and receive the payments, rents, income, and revenues therefrom and hold the same as security for the Indebtedness or apply it to payment of the Indebtedness in such order of preference as Lender may determine. Insofar as the Collateral consists of accounts, general intangibles, insurance policies, instruments, chattel paper, choses in action, or similar property, Lender may demand, collect, receipt for, settle, compromise, adjust, sue for, foreclose, or realize on the Collateral as Lender may determine, whether or not Indebtedness or Collateral is then due. For these purposes, Lender may, on behalf of and in the name of Grantor, receive, open and dispose of mail addressed to Grantor; change any address to which mail and payments are to be sent; and endorse notes, checks, drafts, money orders, documents of title, instruments and items pertaining to payment, shipment, or storage of any Collateral. To facilitate collection, Lender may notify account debtors and obligors on any Collateral to make payments directly to Lender.

Obtain Deficiency. If Lender chooses to sell any or all of the Collateral, Lender may obtain a judgment against Grantor for any deficiency remaining on the Indebtedness due to Lender after application of all amounts received from the exercise of the rights provided in this Agreement. Grantor shall be liable for a deficiency even if the transaction described in this subsection is a sale of accounts or chattel paper.

Other Rights and Remedies. Lender shall have all the rights and remedies of a secured creditor under the provisions of the Uniform Commercial Code, as may be amended from time to time. In addition, Lender shall have and may exercise any or all other rights and remedies it may have available at law, in equity, or otherwise.

Election of Remedies. Except as may be prohibited by applicable law, all of Lender's rights and remedies, whether evidenced by this Agreement, the Related Documents, or by any other writing, shall be cumulative and may be exercised singularly or concurrently. Election by Lender to pursue any remedy shall not exclude pursuit of any other remedy, and an election to make expenditures or to take action to perform an obligation of Grantor under this Agreement, after Grantor's failure to perform, shall not affect Lender's right to declare a default and exercise its remedies.

..CELLANEOUS PROVISIONS. The following miscellaneous provisions are a part of this Agreement:

Amendments. This Agreement, together with any Related Documents, constitutes the entire understanding and agreement of the parties as to the matters set forth in this Agreement. No alteration of or amendment to this Agreement shall be effective unless given in writing and signed by the party or parties sought to be charged or bound by the alteration or amendment.

Arbitration. Grantor and Lender agree that all disputes, claims and controversies between them whether individual, joint, or class in nature, arising from this Agreement or otherwise, including without limitation contract and tort disputes, shall be arbitrated pursuant to the Rules of the American Arbitration Association in effect at the time the claim is filed, upon request of either party. No act to take or dispose of any Collateral shall constitute a waiver of this arbitration agreement or be prohibited by this arbitration agreement. This includes, without limitation, obtaining injunctive relief or a temporary restraining order; invoking a power of sale under any deed of trust or mortgage; obtaining a writ of attachment or imposition of a receiver; or exercising any rights relating to personal property, including taking or disposing of such property with or without judicial process pursuant to Article 9 of the Uniform Commercial Code. Any disputes, claims, or controversies concerning the lawfulness or reasonableness of any act, or exercise of any right, concerning any Collateral, including any claim to rescind, reform, or otherwise modify any agreement relating to the Collateral, shall also be arbitrated, provided however that no arbitrator shall have the right or the power to enjoin or restrain any act of any party. Judgment upon any award rendered by any arbitrator may be entered in any court having jurisdiction. Nothing in this Agreement shall preclude any party from seeking equitable relief from a court of competent jurisdiction. The statute of limitations, estoppel, waiver, laches, and similar doctrines which would otherwise be applicable in an action brought by a party shall be applicable in any arbitration proceeding, and the commencement of an arbitration proceeding shall be deemed the commencement of an action for these purposes. The Federal Arbitration Act shall apply to the construction, interpretation, and enforcement of this arbitration provision.

Attorneys' Fees; Expenses. Grantor agrees to pay upon demand all of Lender's reasonable costs and expenses, including Lender's attorneys' fees and Lender's legal expenses, incurred in connection with the enforcement of this Agreement. Lender may hire or pay someone else to help enforce this Agreement, and Grantor shall pay the reasonable costs and expenses of such enforcement. Costs and expenses include Lender's attorneys' fees and legal expenses whether or not there is a lawsuit, including attorneys' fees and legal expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), appeals, and any anticipated post-judgment collection services. Grantor also shall pay all court costs and such additional fees as may be directed by the court.

Caption Headings. Caption headings in this Agreement are for convenience purposes only and are not to be used to interpret or define the provisions of this Agreement.

Governing Law. This Agreement will be governed by, construed and enforced in accordance with federal law and the laws of the State of Colorado. This Agreement has been accepted by Lender in the State of Colorado.

Choice of Venue. If there is a lawsuit, Grantor agrees upon Lender's request to submit to the jurisdiction of the courts of DOUGLAS County, State of Colorado.

No Waiver by Lender. Lender shall not be deemed to have waived any rights under this Agreement unless such waiver is given in writing and signed by Lender. No delay or omission on the part of Lender in exercising any right shall operate as a waiver of such right or any other right. A waiver by Lender of a provision of this Agreement shall not prejudice or constitute a waiver of Lender's right otherwise to demand strict compliance with that provision or any other provision of this Agreement. No prior waiver by Lender, nor any course of dealing between Lender and Grantor, shall constitute a waiver of any of Lender's rights or of any of Grantor's obligations as to any future transactions. Whenever the consent of Lender is required under this Agreement, the granting of such consent by Lender in any instance shall not constitute continuing consent to subsequent instances where such consent is required and in all cases such consent may be granted or withheld in the sole discretion of Lender.

Notices. Any notice required to be given under this Agreement shall be given in writing, and shall be effective when actually delivered, when actually received by telefacsimile (unless otherwise required by law), when deposited with a nationally recognized overnight courier, or, if mailed, when deposited in the United States mail, as first class, certified or registered mail postage prepaid, directed to the addresses shown near the beginning of this Agreement. Any party may change its address for notices under this Agreement by giving formal written notice to the other parties, specifying that the purpose of the notice is to change the party's address. For notice purposes, Grantor agrees to keep Lender informed at all times of Grantor's current address. Unless otherwise provided or required by law, if there is more than one Grantor, any notice given by Lender to any Grantor is deemed to be notice given to all Grantors.

Power of Attorney. Grantor hereby appoints Lender as Grantor's irrevocable attorney-in-fact for the purpose of executing any documents necessary to perfect, amend, or to continue the security interest granted in this Agreement or to demand termination of filings of other secured parties. Lender may at any time, and without further authorization from Grantor, file a carbon, photographic or other reproduction of any financing statement or of this Agreement for use as a financing statement. Grantor will reimburse Lender for all expenses for the perfection and the continuation of the perfection of Lender's security interest in the Collateral.

Severability. If a court of competent jurisdiction finds any provision of this Agreement to be illegal, invalid, or unenforceable as to any circumstance, that finding shall not make the offending provision illegal, invalid, or unenforceable as to any other circumstance. If feasible, the offending provision shall be considered modified so that it becomes legal, valid and enforceable. If the offending provision cannot be so modified, it shall be considered deleted from this Agreement. Unless otherwise required by law, the illegality, invalidity, or unenforceability of any provision of this Agreement shall not affect the legality, validity or enforceability of any other provision of this Agreement.

Successors and Assigns. Subject to any limitations stated in this Agreement on transfer of Grantor's interest, this Agreement shall be binding upon and inure to the benefit of the parties, their successors and assigns. If ownership of the Collateral becomes vested in a person other than Grantor, Lender, without notice to Grantor, may deal with Grantor's successors with reference to this Agreement and the Indebtedness by way of forbearance or extension without releasing Grantor from the obligations of this Agreement or liability under the Indebtedness.

Survival of Representations and Warranties. All representations, warranties, and agreements made by Grantor in this Agreement shall survive the execution and delivery of this Agreement, shall be continuing in nature, and shall remain in full force and effect until such time as Grantor's Indebtedness shall be paid in full.

Time is of the Essence. Time is of the essence in the performance of this Agreement.

INITIONS. The following capitalized words and terms shall have the following meanings when used in this Agreement. Unless specifically stated contrary, all references to dollar amounts shall mean amounts in lawful money of the United States of America. Words and terms used in the ılar shall include the plural, and the plural shall include the singular, as the context may require. Words and terms not otherwise defined in this ement shall have the meanings attributed to such terms in the Uniform Commercial Code:

Agreement. The word "Agreement" means this Commercial Security Agreement, as this Commercial Security Agreement may be amended or modified from time to time, together with all exhibits and schedules attached to this Commercial Security Agreement from time to time.

Borrower. The word "Borrower" means LAKEVIEW DEVELOPMENT CORPORATION and includes all co-signers and co-makers signing the Note.

Collateral. The word "Collateral" means all of Grantor's right, title and interest in and to all the Collateral as described in the Collateral Description section of this Agreement.

Default. The word "Default" means the Default set forth in this Agreement in the section titled "Default".

Environmental Laws. The words "Environmental Laws" mean any and all state, federal and local statutes, regulations and ordinances relating to the protection of human health or the environment, including without limitation the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, 42 U.S.C. Section 9601, et seq. ("CERCLA"), the Superfund Amendments and Reauthorization Act of 1986, Pub. L. No. 99-499 ("SARA"), the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801, et seq., the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901, et seq., or other applicable state or federal laws, rules, or regulations adopted pursuant thereto.

Event of Default. The words "Event of Default" mean any of the events of default set forth in this Agreement in the default section of this Agreement.

Grantor. The word "Grantor" means LAKEVIEW DEVELOPMENT CORPORATION.

Guarantor. The word "Guarantor" means any guarantor, surety, or accommodation party of any or all of the Indebtedness.

Guaranty. The word "Guaranty" means the guaranty from Guarantor to Lender, including without limitation a guaranty of all or part of the Note.

Hazardous Substances. The words "Hazardous Substances" mean materials that, because of their quantity, concentration or physical, chemical or infectious characteristics, may cause or pose a present or potential hazard to human health or the environment when improperly used, treated, stored, disposed of, generated, manufactured, transported or otherwise handled. The words "Hazardous Substances" are used in their very broadest sense and include without limitation any and all hazardous or toxic substances, materials or waste as defined by or listed under the Environmental Laws. The term "Hazardous Substances" also includes, without limitation, petroleum and petroleum by-products or any fraction thereof and asbestos.

Indebtedness. The word "Indebtedness" means the indebtedness evidenced by the Note or Related Documents, including all principal and interest together with all other indebtedness and costs and expenses for which Grantor is responsible under this Agreement or under any of the Related Documents. Specifically, without limitation, Indebtedness includes all amounts that may be indirectly secured by the Cross-Collateralization provision of this Agreement.

Lender. The word "Lender" means BANKWEST, its successors and assigns.

Note. The word "Note" means the Note executed by LAKEVIEW DEVELOPMENT CORPORATION in the principal amount of $116,000.00 dated October 21, 2004, together with all renewals of, extensions of, modifications of, refinancings of, consolidations of, and substitutions for the note or credit agreement.

Property. The word "Property" means all of Grantor's right, title and interest in and to all the Property as described in the "Collateral Description" section of this Agreement.

Related Documents. The words "Related Documents" mean all promissory notes, credit agreements, loan agreements, environmental agreements, guaranties, security agreements, mortgages, deeds of trust, security deeds, collateral mortgages, and all other instruments, agreements and documents, whether now or hereafter existing, executed in connection with the Indebtedness.

.NTOR HAS READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS COMMERCIAL SECURITY AGREEMENT AND AGREES TO ITS MS. THIS AGREEMENT IS DATED OCTOBER 21, 2004.

ANTOR:

KEVIEW DEVELOPMENT CORPORATION

DAVID M SUMMERS, President of LAKEVIEW DEVELOPMENT CORPORATION

NDER:

NKWEST

uthorized Signer

EXHIBIT 3.16

PROMISSORY NOTE

COPY

Principal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
$125,600.00	12-16-2004	12-16-2009	83000065			***	

References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item. Any item above containing "***" has been omitted due to text length limitations.

Borrower: LAKEVIEW DEVELOPMENT CORPORATION
5251 DTC PKWY STE 1185
GREENWOOD VILLAGE, CO 80111

Lender: BANKWEST
CASTLE PINES
7505 VILLAGE SQUARE DRIVE
303-814-8149
CASTLE ROCK, CO 80108

Principal Amount: $125,600.00 Initial Rate: 7.000% Date of Note: December 16, 2004

PROMISE TO PAY. LAKEVIEW DEVELOPMENT CORPORATION ("Borrower") promises to pay to BANKWEST ("Lender"), or order, in lawful money of the United States of America, the principal amount of One Hundred Twenty-five Thousand Six Hundred & 00/100 Dollars ($125,600.00), together with interest on the unpaid principal balance from December 16, 2004, until paid in full. The interest rate will not increase above 18.000%.

PAYMENT. Subject to any payment changes resulting from changes in the Index, Borrower will pay this loan in 59 payments of $2,492.86 each payment and an irregular last payment estimated at $2,492.26. Borrower's first payment is due January 16, 2005, and all subsequent payments are due on the same day of each month after that. Borrower's final payment will be due on December 16, 2009, and will be for all principal and all accrued interest not yet paid. Payments include principal and interest. Unless otherwise agreed or required by applicable law, payments will be applied first to any accrued unpaid interest; then to principal; then to any late charges; and then to any unpaid collection costs. The annual interest rate for this Note is computed on a 365/360 basis; that is, by applying the ratio of the annual interest rate over a year of 360 days, multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding. Borrower will pay Lender at Lender's address shown above or at such other place as Lender may designate in writing.

VARIABLE INTEREST RATE. The interest rate on this Note is subject to change from time to time based on changes in an index which is the BankWest Base Rate (the "Index"). The Index is not necessarily the lowest rate charged by Lender on its loans and is set by Lender in its sole discretion. If the Index becomes unavailable during the term of this loan, Lender may designate a substitute index after notifying Borrower. Lender will tell Borrower the current Index rate upon Borrower's request. The interest rate change will not occur more often than each day. Borrower understands that Lender may make loans based on other rates as well. **The Index currently is 5.000% per annum. The interest rate to be applied to the unpaid principal balance of this Note will be at a rate of 2.000 percentage points over the Index, resulting in an initial rate of 7.000% per annum. Notwithstanding the foregoing, the variable interest rate or rates provided for in this Note will be subject to the following maximum rate.** NOTICE: Under no circumstances will the interest rate on this Note be more than the lesser of 18.000% per annum or the maximum rate allowed by applicable law. Whenever increases occur in the interest rate, Lender, at its option, may do one or more of the following: (A) increase Borrower's payments to ensure Borrower's loan will pay off by its original final maturity date, (B) increase Borrower's payments to cover accruing interest, (C) increase the number of Borrower's payments, and (D) continue Borrower's payments at the same amount and increase Borrower's final payment.

PREPAYMENT; MINIMUM INTEREST CHARGE. Borrower agrees that all loan fees and other prepaid finance charges are earned fully as of the date of the loan and will not be subject to refund upon early payment (whether voluntary or as a result of default), except as otherwise required by law. In any event, even upon full prepayment of this Note, Borrower understands that Lender is entitled to a **minimum interest charge of $25.00**. Other than Borrower's obligation to pay any minimum interest charge, Borrower may pay without penalty all or a portion of the amount owed earlier than it is due. Early payments will not, unless agreed to by Lender in writing, relieve Borrower of Borrower's obligation to continue to make payments under the payment schedule. Rather, early payments will reduce the principal balance due and may result in Borrower's making fewer payments. Borrower agrees not to send Lender payments marked "paid in full", "without recourse", or similar language. If Borrower sends such a payment, Lender may accept it without losing any of Lender's rights under this Note, and Borrower will remain obligated to pay any further amount owed to Lender. All written communications concerning disputed amounts, including any check or other payment instrument that indicates that the payment constitutes "payment in full" of the amount owed or that is tendered with other conditions or limitations or as full satisfaction of a disputed amount must be mailed or delivered to: BANKWEST, 7505 VILLAGE SQUARE DRIVE CASTLE ROCK, CO 80104.

LATE CHARGE. If a payment is 11 days or more late, Borrower will be charged **5.000% of the regularly scheduled payment or $15.00, whichever is less.**

INTEREST AFTER DEFAULT. Upon default, including failure to pay upon final maturity, the total sum due under this Note will bear interest from the date of acceleration or maturity at the variable interest rate on this Note. The interest rate will not exceed the maximum rate permitted by applicable law.

DEFAULT. Each of the following shall constitute an event of default ("Event of Default") under this Note:

Payment Default. Borrower fails to make any payment when due under this Note.

Other Defaults. Borrower fails to comply with or to perform any other term, obligation, covenant or condition contained in this Note or in any of the related documents or to comply with or to perform any term, obligation, covenant or condition contained in any other agreement between Lender and Borrower.

False Statements. Any warranty, representation or statement made or furnished to Lender by Borrower or on Borrower's behalf under this Note or the related documents is false or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.

Insolvency. The dissolution or termination of Borrower's existence as a going business, the insolvency of Borrower, the appointment of a receiver for any part of Borrower's property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Borrower.

Creditor or Forfeiture Proceedings. Commencement of foreclosure or forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Borrower or by any governmental agency against any collateral securing the loan. This includes a garnishment of any of Borrower's accounts, including deposit accounts, with Lender. However, this Event of Default shall not apply if there is a good faith dispute by Borrower as to the validity or reasonableness of the claim which is the basis of the creditor or forfeiture proceeding and if Borrower gives Lender written notice of the creditor or forfeiture proceeding and deposits with Lender monies or a surety bond for the creditor or forfeiture proceeding, in an amount determined by Lender, in its sole discretion, as being an adequate reserve or bond for the dispute.

Events Affecting Guarantor. Any of the preceding events occurs with respect to any Guarantor of any of the indebtedness or any Guarantor dies or becomes incompetent, or revokes or disputes the validity of, or liability under, any guaranty of the indebtedness evidenced by this Note. In the event of a death, Lender, at its option, may, but shall not be required to, permit the Guarantor's estate to assume unconditionally the obligations arising under the guaranty in a manner satisfactory to Lender, and, in doing so, cure any Event of Default.

Change In Ownership. Any change in ownership of twenty-five percent (25%) or more of the common stock of Borrower.

Adverse Change. A material adverse change occurs in Borrower's financial condition, or Lender believes the prospect of payment or performance of this Note is impaired.

Insecurity. Lender in good faith believes itself insecure.

Cure Provisions. If any default, other than a default in payment is curable and if Borrower has not been given a notice of a breach of the same provision of this Note within the preceding twelve (12) months, it may be cured if Borrower, after receiving written notice from Lender demanding cure of such default: (1) cures the default within twenty (20) days; or (2) if the cure requires more than twenty (20) days, immediately initiates steps which Lender deems in Lender's sole discretion to be sufficient to cure the default and thereafter continues and completes all reasonable and necessary steps sufficient to produce compliance as soon as reasonably practical.

LENDER'S RIGHTS. Upon default, Lender may declare the entire unpaid principal balance on this Note and all accrued unpaid interest immediately due, and then Borrower will pay that amount.

ATTORNEYS' FEES; EXPENSES. Lender may hire or pay someone else to help collect this Note if Borrower does not pay. Borrower will pay Lender the reasonable costs of such collection. This includes, subject to any limits under applicable law, Lender's attorneys' fees and Lender's legal expenses, whether or not there is a lawsuit, including without limitation attorneys' fees and legal expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), and appeals. If not prohibited by applicable law, Borrower also will pay any court costs, in addition to all other sums provided by law.

GOVERNING LAW. This Note will be governed by federal law applicable to Lender and, to the extent not preempted by federal law, the laws of the State of Colorado without regard to its conflicts of law provisions. This Note has been accepted by Lender in the State of Colorado.

CHOICE OF VENUE. If there is a lawsuit, Borrower agrees upon Lender's request to submit to the jurisdiction of the courts of DOUGLAS County, State [illegible]

:HONORED ITEM FEE. Borrower will pay a fee to Lender of $28.00 if Borrower makes a payment on Borrower's loan and the check or authorized charge with which Borrower pays is later dishonored.

:HT OF SETOFF. To the extent permitted by applicable law, Lender reserves a right of setoff in all Borrower's accounts with Lender (whether :cking, savings, or some other account). This includes all accounts Borrower holds jointly with someone else and all accounts Borrower may open in future. However, this does not include any IRA or Keogh accounts, or any trust accounts for which setoff would be prohibited by law. Borrower iorizes Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on the indebtedness against any and all such accounts, i, at Lender's option, to administratively freeze all such accounts to allow Lender to protect Lender's charge and setoff rights provided in this agraph.

BITRATION. Borrower and Lender agree that all disputes, claims and controversies between them whether individual, joint, or class in ure, arising from this Note or otherwise, including without limitation contract and tort disputes, shall be arbitrated pursuant to the Rules of American Arbitration Association in effect at the time the claim is filed, upon request of either party. No act to take or dispose of any ateral securing this Note shall constitute a waiver of this arbitration agreement or be prohibited by this arbitration agreement. This udes, without limitation, obtaining injunctive relief or a temporary restraining order; invoking a power of sale under any deed of trust or tgage; obtaining a writ of attachment or imposition of a receiver; or exercising any rights relating to personal property, including taking or osing of such property with or without judicial process pursuant to Article 9 of the Uniform Commercial Code. Any disputes, claims, or troversies concerning the lawfulness or reasonableness of any act, or exercise of any right, concerning any collateral securing this Note, uding any claim to rescind, reform, or otherwise modify any agreement relating to the collateral securing this Note, shall also be arbitrated, vided however that no arbitrator shall have the right or the power to enjoin or restrain any act of any party. Judgment upon any award dered by any arbitrator may be entered in any court having jurisdiction. Nothing in this Note shall preclude any party from seeking itable relief from a court of competent jurisdiction. The statute of limitations, estoppel, waiver, laches, and similar doctrines which would :rwise be applicable in an action brought by a party shall be applicable in any arbitration proceeding, and the commencement of an tration proceeding shall be deemed the commencement of an action for these purposes. The Federal Arbitration Act shall apply to the struction, interpretation, and enforcement of this arbitration provision.

›ITIONAL PROVISIONS. Borrower(s) agree(s) to furnish Lender with copies of Year End Tax Returns and Financial Statements of all related parties iis Note within 120 days of filing or preparation. Borrower further agrees to furnish Lender with any additional financial reports within 30 days of iest by Lender.

:ITRATION EXCLUSION. Borrower and Lender agree that loans less than $7,500.00 are not subject to arbitration.

RICAL ERROR. An exhibit, titled "CLERICAL ERROR STATEMENT / AUTHORIZATION," is attached to this Note and by this reference is made a of this Note just as if all the provisions, terms and conditions of the Exhibit had been fully set forth in this Note.

:CESSOR INTERESTS. The terms of this Note shall be binding upon Borrower, and upon Borrower's heirs, personal representatives, successors assigns, and shall inure to the benefit of Lender and its successors and assigns.

:ERAL PROVISIONS. Lender may delay or forgo enforcing any of its rights or remedies under this Note without losing them. Borrower and any r person who signs, guarantees or endorses this Note, to the extent allowed by law, waive presentment, demand for payment, and notice of onor. Upon any change in the terms of this Note, and unless otherwise expressly stated in writing, no party who signs this Note, whether as maker, antor, accommodation maker or endorser, shall be released from liability. All such parties agree that Lender may renew or extend (repeatedly and ny length of time) this loan or release any party or guarantor or collateral; or impair, fail to realize upon or perfect Lender's security interest in the teral; and take any other action deemed necessary by Lender without the consent of or notice to anyone. All such parties also agree that Lender modify this loan without the consent of or notice to anyone other than the party with whom the modification is made. The obligations under this are joint and several.

›R TO SIGNING THIS NOTE, BORROWER READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS NOTE, INCLUDING THE VARIABLE REST RATE PROVISIONS. BORROWER AGREES TO THE TERMS OF THE NOTE.

:ROWER ACKNOWLEDGES RECEIPT OF A COMPLETED COPY OF THIS PROMISSORY NOTE.

:ROWER:

EVIEW DEVELOPMENT CORPORATION

____

›AVID M SUMMERS, President of LAKEVIEW
›EVELOPMENT CORPORATION

›ER:

.:WEST

____

.horized Signer

EXHIBIT 3.17

COMMERCIAL SECURITY AGREEMENT

'rincipal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
25,600.00	12-16-2004	12-16-2009	83000065			***	

References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item.
Any item above containing "***" has been omitted due to text length limitations.

ntor: LAKEVIEW DEVELOPMENT CORPORATION
5251 DTC PKWY STE 1185
GREENWOOD VILLAGE, CO 80111

Lender: BANKWEST
CASTLE PINES
7505 VILLAGE SQUARE DRIVE
303-814-8149
CASTLE ROCK, CO 80108

S COMMERCIAL SECURITY AGREEMENT dated December 16, 2004, is made and executed between LAKEVIEW DEVELOPMENT RPORATION ("Grantor") and BANKWEST ("Lender").

;ANT OF SECURITY INTEREST. For valuable consideration, Grantor grants to Lender a security interest in the Collateral to secure the iebtedness and agrees that Lender shall have the rights stated in this Agreement with respect to the Collateral, in addition to all other rights iich Lender may have by law.

LLATERAL DESCRIPTION. The word "Collateral" as used in this Agreement means the following described property, whether now owned or eafter acquired, whether now existing or hereafter arising, and wherever located, in which Grantor is giving to Lender a security interest for the yment of the Indebtedness and performance of all other obligations under the Note and this Agreement:

Purchase Money Security Interest in 1998 CATERPILLAR D6R LGP DOZER SERIAL NUMBER 9PN00831

addition, the word "Collateral" also includes all the following, whether now owned or hereafter acquired, whether now existing or hereafter arising, d wherever located:

(A) All accessions, attachments, accessories, tools, parts, supplies, replacements of and additions to any of the collateral described herein, whether added now or later.

(B) All products and produce of any of the property described in this Collateral section.

(C) All accounts, general intangibles, instruments, rents, monies, payments, and all other rights, arising out of a sale, lease, consignment or other disposition of any of the property described in this Collateral section.

(D) All proceeds (including insurance proceeds) from the sale, destruction, loss, or other disposition of any of the property described in this Collateral section, and sums due from a third party who has damaged or destroyed the Collateral or from that party's insurer, whether due to judgment, settlement or other process.

(E) All records and data relating to any of the property described in this Collateral section, whether in the form of a writing, photograph, microfilm, microfiche, or electronic media, together with all of Grantor's right, title, and interest in and to all computer software required to utilize, create, maintain, and process any such records or data on electronic media.

spite any other provision of this Agreement, Lender is not granted, and will not have, a nonpurchase money security interest in household goods, to extent such a security interest would be prohibited by applicable law. In addition, if because of the type of any Property, Lender is required to give iotice of the right to cancel under Truth in Lending for the Indebtedness, then Lender will not have a security interest in such Collateral unless and il such a notice is given.

;OSS-COLLATERALIZATION. In addition to the Note, this Agreement secures all obligations, debts and liabilities, plus interest thereon, of Grantor Lender, or any one or more of them, as well as all claims by Lender against Grantor or any one or more of them, whether now existing or hereafter sing, whether related or unrelated to the purpose of the Note, whether voluntary or otherwise, whether due or not due, direct or indirect, determined undetermined, absolute or contingent, liquidated or unliquidated whether Grantor may be liable individually or jointly with others, whether obligated guarantor, surety, accommodation party or otherwise, and whether recovery upon such amounts may be or hereafter may become barred by any iute of limitations, and whether the obligation to repay such amounts may be or hereafter may become otherwise unenforceable.

3HT OF SETOFF. To the extent permitted by applicable law, Lender reserves a right of setoff in all Grantor's accounts with Lender (whether cking, savings, or some other account). This includes all accounts Grantor holds jointly with someone else and all accounts Grantor may open in future. However, this does not include any IRA or Keogh accounts, or any trust accounts for which setoff would be prohibited by law. Grantor iorizes Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on the Indebtedness against any and all such accounts, d, at Lender's option, to administratively freeze all such accounts to allow Lender to protect Lender's charge and setoff rights provided in this ragraph.

;ANTOR'S REPRESENTATIONS AND WARRANTIES WITH RESPECT TO THE COLLATERAL. With respect to the Collateral, Grantor represents d promises to Lender that:

Perfection of Security Interest. Grantor agrees to take whatever actions are requested by Lender to perfect and continue Lender's security interest in the Collateral. Upon request of Lender, Grantor will deliver to Lender any and all of the documents evidencing or constituting the Collateral, and Grantor will note Lender's interest upon any and all chattel paper and instruments if not delivered to Lender for possession by Lender.

Notices to Lender. Grantor will promptly notify Lender in writing at Lender's address shown above (or such other addresses as Lender may designate from time to time) prior to any (1) change in Grantor's name; (2) change in Grantor's assumed business name(s); (3) change in the management of the Corporation Grantor; (4) change in the authorized signer(s); (5) change in Grantor's principal office address; (6) change in Grantor's state of organization; (7) conversion of Grantor to a new or different type of business entity; or (8) change in any other aspect of Grantor that directly or indirectly relates to any agreements between Grantor and Lender. No change in Grantor's name or state of organization will take effect until after Lender has received notice.

No Violation. The execution and delivery of this Agreement will not violate any law or agreement governing Grantor or to which Grantor is a party, and its certificate or articles of incorporation and bylaws do not prohibit any term or condition of this Agreement.

Enforceability of Collateral. To the extent the Collateral consists of accounts, chattel paper, or general intangibles, as defined by the Uniform Commercial Code, the Collateral is enforceable in accordance with its terms, is genuine, and fully complies with all applicable laws and regulations concerning form, content and manner of preparation and execution, and all persons appearing to be obligated on the Collateral have authority and capacity to contract and are in fact obligated as they appear to be on the Collateral. There shall be no setoffs or counterclaims against any of the Collateral, and no agreement shall have been made under which any deductions or discounts may be claimed concerning the Collateral except those disclosed to Lender in writing.

Location of the Collateral. Except in the ordinary course of Grantor's business, Grantor agrees to keep the Collateral at Grantor's address shown above or at such other locations as are acceptable to Lender. Upon Lender's request, Grantor will deliver to Lender in form satisfactory to Lender a schedule of real properties and Collateral locations relating to Grantor's operations, including without limitation the following: (1) all real property Grantor owns or is purchasing; (2) all real property Grantor is renting or leasing; (3) all storage facilities Grantor owns, rents, leases, or uses; and (4) all other properties where Collateral is or may be located.

Removal of the Collateral. Except in the ordinary course of Grantor's business, Grantor shall not remove the Collateral from its existing location without Lender's prior written consent. To the extent that the Collateral consists of vehicles, or other titled property, Grantor shall not take or permit any action which would require application for certificates of title for the vehicles outside the State of Colorado, without Lender's prior written consent. Grantor shall, whenever requested, advise Lender of the exact location of the Collateral.

Transactions Involving Collateral. Except for inventory sold or accounts collected in the ordinary course of Grantor's business, or as otherwise provided for in this Agreement, Grantor shall not sell, offer to sell, or otherwise transfer or dispose of the Collateral. Grantor shall not pledge, mortgage, encumber or otherwise permit the Collateral to be subject to any lien, security interest, encumbrance, or charge, other than the security interest provided for in this Agreement, without the prior written consent of Lender. This includes security interests even if junior in right to the security interests granted under this Agreement. Unless waived by Lender, all proceeds from any disposition of the Collateral (for whatever reason) shall be held in trust for Lender and shall not be commingled with any other funds; provided however, this requirement shall not constitute consent by Lender to any sale or other disposition. Upon receipt, Grantor shall immediately deliver any such proceeds to Lender.

Title. Grantor represents and warrants to Lender that Grantor holds good and marketable title to the Collateral, free and clear of all liens and encumbrances except for the lien of this Agreement. No financing statement covering any of the Collateral is on file in any public office other than those which reflect the security interest created by this Agreement or to which Lender has specifically consented. Grantor shall defend Lender's rights in the Collateral against the claims and demands of all other persons.

Repairs and Maintenance. Grantor agrees to keep and maintain, and to cause others to keep and maintain, the Collateral in good order, repair and condition at all times while this Agreement remains in effect. Grantor further agrees to pay when due all claims for work done on, or services rendered or material furnished in connection with the Collateral so that no lien or encumbrance may ever attach to or be filed against the Collateral.

Inspection of Collateral. Lender and Lender's designated representatives and agents shall have the right at all reasonable times to examine and inspect the Collateral wherever located.

Taxes, Assessments and Liens. Grantor will pay when due all taxes, assessments and liens upon the Collateral, its use or operation, upon this Agreement, upon any promissory note or notes evidencing the Indebtedness, or upon any of the other Related Documents. Grantor may withhold any such payment or may elect to contest any lien if Grantor is in good faith conducting an appropriate proceeding to contest the obligation to pay and so long as Lender's interest in the Collateral is not jeopardized in Lender's sole opinion. If the Collateral is subjected to a lien which is not discharged within fifteen (15) days, Grantor shall deposit with Lender cash, a sufficient corporate surety bond or other security satisfactory to Lender in an amount adequate to provide for the discharge of the lien plus any interest, costs, attorneys' fees or other charges that could accrue as a result of foreclosure or sale of the Collateral. In any contest Grantor shall defend itself and Lender and shall satisfy any final adverse judgment before enforcement against the Collateral. Grantor shall name Lender as an additional obligee under any surety bond furnished in the contest proceedings. Grantor further agrees to furnish Lender with evidence that such taxes, assessments, and governmental and other charges have been paid in full and in a timely manner. Grantor may withhold any such payment or may elect to contest any lien if Grantor is in good faith conducting an appropriate proceeding to contest the obligation to pay and so long as Lender's interest in the Collateral is not jeopardized.

Compliance with Governmental Requirements. Grantor shall comply promptly with all laws, ordinances, rules and regulations of all governmental authorities, now or hereafter in effect, applicable to the ownership, production, disposition, or use of the Collateral, including all laws or regulations relating to the undue erosion of highly-erodible land or relating to the conversion of wetlands for the production of an agricultural product or commodity. Grantor may contest in good faith any such law, ordinance or regulation and withhold compliance during any proceeding, including appropriate appeals, so long as Lender's interest in the Collateral, in Lender's opinion, is not jeopardized.

Hazardous Substances. Grantor represents and warrants that the Collateral never has been, and never will be so long as this Agreement remains a lien on the Collateral, used in violation of any Environmental Laws or for the generation, manufacture, storage, transportation, treatment, disposal, release or threatened release of any Hazardous Substance. The representations and warranties contained herein are based on Grantor's due diligence in investigating the Collateral for Hazardous Substances. Grantor hereby (1) releases and waives any future claims against Lender for indemnity or contribution in the event Grantor becomes liable for cleanup or other costs under any Environmental Laws, and (2) agrees to indemnify and hold harmless Lender against any and all claims and losses resulting from a breach of this provision of this Agreement. This obligation to indemnify shall survive the payment of the Indebtedness and the satisfaction of this Agreement.

Maintenance of Casualty Insurance. Grantor shall procure and maintain all risks insurance, including without limitation fire, theft and liability coverage together with such other insurance as Lender may require with respect to the Collateral, in form, amounts, coverages and basis reasonably acceptable to Lender and issued by a company or companies reasonably acceptable to Lender. Grantor, upon request of Lender, will deliver to Lender from time to time the policies or certificates of insurance in form satisfactory to Lender, including stipulations that coverages will not be cancelled or diminished without at least thirty (30) days' prior written notice to Lender and not including any disclaimer of the insurer's liability for failure to give such a notice. Each insurance policy also shall include an endorsement providing that coverage in favor of Lender will not be impaired in any way by any act, omission or default of Grantor or any other person. In connection with all policies covering assets in which Lender holds or is offered a security interest, Grantor will provide Lender with such loss payable or other endorsements as Lender may require. If Grantor at any time fails to obtain or maintain any insurance as required under this Agreement, Lender may (but shall not be obligated to) obtain such insurance as Lender deems appropriate, including if Lender so chooses "single interest insurance," which will cover only Lender's interest in the Collateral.

Application of Insurance Proceeds. Grantor shall promptly notify Lender of any loss or damage to the Collateral. Lender may make proof of loss if Grantor fails to do so within fifteen (15) days of the casualty. All proceeds of any insurance on the Collateral, including accrued proceeds thereon, shall be held by Lender as part of the Collateral. If Lender consents to repair or replacement of the damaged or destroyed Collateral, Lender shall, upon satisfactory proof of expenditure, pay or reimburse Grantor from the proceeds for the reasonable cost of repair or restoration. If Lender does not consent to repair or replacement of the Collateral, Lender shall retain a sufficient amount of the proceeds to pay all of the Indebtedness, and shall pay the balance to Grantor. Any proceeds which have not been disbursed within six (6) months after their receipt and which Grantor has not committed to the repair or restoration of the Collateral shall be used to prepay the Indebtedness.

Insurance Reserves. Lender may require Grantor to maintain with Lender reserves for payment of insurance premiums, which reserves shall be created by monthly payments from Grantor of a sum estimated by Lender to be sufficient to produce, at least fifteen (15) days before the premium due date, amounts at least equal to the insurance premiums to be paid. If fifteen (15) days before payment is due, the reserve funds are insufficient, Grantor shall upon demand pay any deficiency to Lender. The reserve funds shall be held by Lender as a general deposit and shall constitute a non-interest-bearing account which Lender may satisfy by payment of the insurance premiums required to be paid by Grantor as they become due. Lender does not hold the reserve funds in trust for Grantor, and Lender is not the agent of Grantor for payment of the insurance premiums required to be paid by Grantor. The responsibility for the payment of premiums shall remain Grantor's sole responsibility.

Insurance Reports. Grantor, upon request of Lender, shall furnish to Lender reports on each existing policy of insurance showing such information as Lender may reasonably request including the following: (1) the name of the insurer; (2) the risks insured; (3) the amount of the policy; (4) the property insured; (5) the then current value on the basis of which insurance has been obtained and the manner of determining that value; and (6) the expiration date of the policy. In addition, Grantor shall upon request by Lender (however not more often than annually) have an independent appraiser satisfactory to Lender determine, as applicable, the cash value or replacement cost of the Collateral.

Financing Statements. Grantor authorizes Lender to file a UCC financing statement, or alternatively, a copy of this Agreement to perfect Lender's security interest. At Lender's request, Grantor additionally agrees to sign all other documents that are necessary to perfect, protect, and continue Lender's security interest in the Property. Grantor will pay all filing fees, title transfer fees, and other fees and costs involved unless prohibited by law or unless Lender is required by law to pay such fees and costs. Grantor irrevocably appoints Lender to execute documents necessary to transfer title if there is a default. Lender may file a copy of this Agreement as a financing statement. If Grantor changes Grantor's name or address, or the name or address of any person granting a security interest under this Agreement changes, Grantor will promptly notify the Lender of such change.

ANTOR'S RIGHT TO POSSESSION. Until default, Grantor may have possession of the tangible personal property and beneficial use of all the ..ateral and may use it in any lawful manner not inconsistent with this Agreement or the Related Documents, provided that Grantor's right to ..session and beneficial use shall not apply to any Collateral where possession of the Collateral by Lender is required by law to perfect Lender's ..urity interest in such Collateral. If Lender at any time has possession of any Collateral, whether before or after an Event of Default, Lender shall be ..med to have exercised reasonable care in the custody and preservation of the Collateral if Lender takes such action for that purpose as Grantor " request or as Lender, in Lender's sole discretion, shall deem appropriate under the circumstances, but failure to honor any request by Grantor " not of itself be deemed to be a failure to exercise reasonable care. Lender shall not be required to take any steps necessary to preserve any rights ..e Collateral against prior parties, nor to protect, preserve or maintain any security interest given to secure the Indebtedness.

..DER'S EXPENDITURES. If any action or proceeding is commenced that would materially affect Lender's interest in the Collateral or if Grantor fails ..omply with any provision of this Agreement or any Related Documents, including but not limited to Grantor's failure to discharge or pay when due amounts Grantor is required to discharge or pay under this Agreement or any Related Documents, Lender on Grantor's behalf may (but shall not be ..ated to) take any action that Lender deems appropriate, including but not limited to discharging or paying all taxes, liens, security interests, ..mbrances and other claims, at any time levied or placed on the Collateral and paying all costs for insuring, maintaining and preserving the ..teral. All such expenditures incurred or paid by Lender for such purposes will then bear interest at the rate charged under the Note from the date ..red or paid by Lender to the date of repayment by Grantor. All such expenses will become a part of the Indebtedness and, at Lender's option, will be payable on demand; (B) be added to the balance of the Note and be apportioned among and be payable with any installment payments to ..me due during either (1) the term of any applicable insurance policy; or (2) the remaining term of the Note; or (C) be treated as a balloon ..nent which will be due and payable at the Note's maturity. The Agreement also will secure payment of these amounts. Such right shall be in ..tion to all other rights and remedies to which Lender may be entitled upon Default.

AULT. Each of the following shall constitute an Event of Default under this Agreement:

Payment Default. Grantor fails to make any payment when due under the Indebtedness.

Other Defaults. Grantor fails to comply with or to perform any other term, obligation, covenant or condition contained in this Agreement or in any of the Related Documents or to comply with or to perform any term, obligation, covenant or condition contained in any other agreement between Lender and Grantor.

False Statements. Any warranty, representation or statement made or furnished to Lender by Grantor or on Grantor's behalf under this Agreement or the Related Documents is false or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.

Defective Collateralization. This Agreement or any of the Related Documents ceases to be in full force and effect (including failure of any collateral document to create a valid and perfected security interest or lien) at any time and for any reason.

Insolvency. The dissolution or termination of Grantor's existence as a going business, the insolvency of Grantor, the appointment of a receiver for any part of Grantor's property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Grantor.

Creditor or Forfeiture Proceedings. Commencement of foreclosure or forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Grantor or by any governmental agency against any collateral securing the Indebtedness. This includes a garnishment of any of Grantor's accounts, including deposit accounts, with Lender. However, this Event of Default shall not apply if there is a good faith dispute by Grantor as to the validity or reasonableness of the claim which is the basis of the creditor or forfeiture proceeding and if Grantor gives Lender written notice of the creditor or forfeiture proceeding and deposits with Lender monies or a surety bond for the creditor or forfeiture proceeding, in an amount determined by Lender, in its sole discretion, as being an adequate reserve or bond for the dispute.

Events Affecting Guarantor. Any of the preceding events occurs with respect to any Guarantor of any of the Indebtedness or Guarantor dies or becomes incompetent or revokes or disputes the validity of, or liability under, any Guaranty of the Indebtedness.

Adverse Change. A material adverse change occurs in Grantor's financial condition, or Lender believes the prospect of payment or performance of the Indebtedness is impaired.

Insecurity. Lender in good faith believes itself insecure.

Cure Provisions. If any default, other than a default in payment is curable and if Grantor has not been given a notice of a breach of the same provision of this Agreement within the preceding twelve (12) months, it may be cured if Grantor, after receiving written notice from Lender demanding cure of such default: (1) cures the default within twenty (20) days; or (2) if the cure requires more than twenty (20) days, immediately initiates steps which Lender deems in Lender's sole discretion to be sufficient to cure the default and thereafter continues and completes all reasonable and necessary steps sufficient to produce compliance as soon as reasonably practical.

ƎHTS AND REMEDIES ON DEFAULT. If an Event of Default occurs under this Agreement, at any time thereafter, Lender shall have all the rights of secured party under the Colorado Uniform Commercial Code. In addition and without limitation, Lender may exercise any one or more of the owing rights and remedies:

Accelerate Indebtedness. Lender may declare the entire Indebtedness, including any prepayment penalty which Grantor would be required to pay, immediately due and payable, without notice of any kind to Grantor.

Assemble Collateral. Lender may require Grantor to deliver to Lender all or any portion of the Collateral and any and all certificates of title and other documents relating to the Collateral. Lender may require Grantor to assemble the Collateral and make it available to Lender at a place to be designated by Lender. Lender also shall have full power to enter upon the property of Grantor to take possession of and remove the Collateral. If the Collateral contains other goods not covered by this Agreement at the time of repossession, Grantor agrees Lender may take such other goods, provided that Lender makes reasonable efforts to return them to Grantor after repossession.

Sell the Collateral. Lender shall have full power to sell, lease, transfer, or otherwise deal with the Collateral or proceeds thereof in Lender's own name or that of Grantor. Lender may sell the Collateral at public auction or private sale. Unless the Collateral threatens to decline speedily in value or is of a type customarily sold on a recognized market, Lender will give Grantor, and other persons as required by law, reasonable notice of the time and place of any public sale, or the time after which any private sale or any other disposition of the Collateral is to be made. However, no notice need be provided to any person who, after Event of Default occurs, enters into and authenticates an agreement waiving that person's right to notification of sale. The requirements of reasonable notice shall be met if such notice is given at least ten (10) days before the time of the sale or disposition. *All expenses relating to the disposition of the Collateral, including without limitation the expenses of retaking, holding, insuring,* preparing for sale and selling the Collateral, shall become a part of the Indebtedness secured by this Agreement and shall be payable on demand, with interest at the Note rate from date of expenditure until repaid.

Appoint Receiver. Lender shall have the right to have a receiver appointed to take possession of all or any part of the Collateral, with the power to protect and preserve the Collateral, to operate the Collateral preceding foreclosure or sale, and to collect the Rents from the Collateral and apply the proceeds, over and above the cost of the receivership, against the Indebtedness. The receiver may serve without bond if permitted by law. Lender's right to the appointment of a receiver shall exist whether or not the apparent value of the Collateral exceeds the Indebtedness by a substantial amount. Employment by Lender shall not disqualify a person from serving as a receiver. Receiver may be appointed by a court of competent jurisdiction upon ex parte application and without notice, notice being expressly waived.

Collect Revenues, Apply Accounts. Lender, either itself or through a receiver, may collect the payments, rents, income, and revenues from the Collateral. Lender may at any time in Lender's discretion transfer any Collateral into Lender's own name or that of Lender's nominee and receive the payments, rents, income, and revenues therefrom and hold the same as security for the Indebtedness or apply it to payment of the Indebtedness in such order of preference as Lender may determine. Insofar as the Collateral consists of accounts, general intangibles, insurance policies, instruments, chattel paper, choses in action, or similar property, Lender may demand, collect, receipt for, settle, compromise, adjust, sue for, foreclose, or realize on the Collateral as Lender may determine, whether or not Indebtedness or Collateral is then due. For these purposes, Lender may, on behalf of and in the name of Grantor, receive, open and dispose of mail addressed to Grantor; change any address to which mail and payments are to be sent; and endorse notes, checks, drafts, money orders, documents of title, instruments and items pertaining to payment, shipment, or storage of any Collateral. To facilitate collection, Lender may notify account debtors and obligors on any Collateral to make payments directly to Lender.

Obtain Deficiency. If Lender chooses to sell any or all of the Collateral, Lender may obtain a judgment against Grantor for any deficiency remaining on the Indebtedness due to Lender after application of all amounts received from the exercise of the rights provided in this Agreement. Grantor shall be liable for a deficiency even if the transaction described in this subsection is a sale of accounts or chattel paper.

Other Rights and Remedies. Lender shall have all the rights and remedies of a secured creditor under the provisions of the Uniform Commercial Code, as may be amended from time to time. In addition, Lender shall have and may exercise any or all other rights and remedies it may have available at law, in equity, or otherwise.

Election of Remedies. Except as may be prohibited by applicable law, all of Lender's rights and remedies, whether evidenced by this Agreement, the Related Documents, or by any other writing, shall be cumulative and may be exercised singularly or concurrently. Election by Lender to pursue any remedy shall not exclude pursuit of any other remedy, and an election to make expenditures or to take action to perform an obligation of Grantor under this Agreement, after Grantor's failure to perform, shall not affect Lender's right to declare a default and exercise its remedies.

ƧCELLANEOUS PROVISIONS. The following miscellaneous provisions are a part of this Agreement:

Amendments. *This Agreement, together with any Related Documents, constitutes the entire understanding and agreement of the parties as to the* matters set forth in this Agreement. No alteration of or amendment to this Agreement shall be effective unless given in writing and signed by the party or parties sought to be charged or bound by the alteration or amendment.

Arbitration. Grantor and Lender agree that all disputes, claims and controversies between them whether individual, joint, or class in nature, arising from this Agreement or otherwise, including without limitation contract and tort disputes, shall be arbitrated pursuant to the Rules of the American Arbitration Association in effect at the time the claim is filed, upon request of either party. No act to take or dispose of any Collateral shall constitute a waiver of this arbitration agreement or be prohibited by this arbitration agreement. This includes, without limitation, obtaining injunctive relief or a temporary restraining order; invoking a power of sale under any deed of trust or mortgage; obtaining a writ of attachment or imposition of a receiver; or exercising any rights relating to personal property, including taking or disposing of such property with or without judicial process pursuant to Article 9 of the Uniform Commercial Code. Any disputes, claims, or controversies concerning the lawfulness or reasonableness of any act, or exercise of any right, concerning any Collateral, including any claim to rescind, reform, or otherwise modify any agreement relating to the Collateral, shall also be arbitrated, provided however that no arbitrator shall have the right or the power to enjoin or restrain any act of any party. Judgment upon any award rendered by any arbitrator may be entered in any court having jurisdiction. Nothing in this Agreement shall preclude any party from seeking equitable relief from a court of competent jurisdiction. The statute of limitations, estoppel, waiver, laches, and similar doctrines which would otherwise be applicable in an action brought by a party shall be applicable in any arbitration proceeding, and the commencement of an arbitration proceeding shall be deemed the commencement of an action for these purposes. The Federal Arbitration Act shall apply to the construction, interpretation, and enforcement of this arbitration provision.

Attorneys' Fees; Expenses. Grantor agrees to pay upon demand all of Lender's reasonable costs and expenses, including Lender's attorneys' fees and Lender's legal expenses, incurred in connection with the enforcement of this Agreement. Lender may hire or pay someone else to help enforce this Agreement, and Grantor shall pay the reasonable costs and expenses of such enforcement. Costs and expenses include Lender's attorneys' fees and legal expenses whether or not there is a lawsuit, including attorneys' fees and legal expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), appeals, and any anticipated post-judgment collection services. Grantor also shall pay all court costs and such additional fees as may be directed by the court.

Caption Headings. Caption headings in this Agreement are for convenience purposes only and are not to be used to interpret or define the provisions of this Agreement.

Governing Law. This Agreement will be governed by federal law applicable to Lender and, to the extent not preempted by federal law, the laws of the State of Colorado without regard to its conflicts of law provisions. This Agreement has been accepted by Lender in the State of Colorado.

Choice of Venue. If there is a lawsuit, Grantor agrees upon Lender's request to submit to the jurisdiction of the courts of DOUGLAS County, State of Colorado.

No Waiver by Lender. Lender shall not be deemed to have waived any rights under this Agreement unless such waiver is given in writing and signed by Lender. No delay or omission on the part of Lender in exercising any right shall operate as a waiver of such right or any other right. A waiver by Lender of a provision of this Agreement shall not prejudice or constitute a waiver of Lender's right otherwise to demand strict compliance with that provision or any other provision of this Agreement. No prior waiver by Lender, nor any course of dealing between Lender and Grantor, shall constitute a waiver of any of Lender's rights or of any of Grantor's obligations as to any future transactions. Whenever the consent of Lender is required under this Agreement, the granting of such consent by Lender in any instance shall not constitute continuing consent to subsequent instances where such consent is required and in all cases such consent may be granted or withheld in the sole discretion of Lender.

Notices. Any notice required to be given under this Agreement shall be given in writing, and shall be effective when actually delivered, when actually received by telefacsimile (unless otherwise required by law), when deposited with a nationally recognized overnight courier, or, if mailed, when deposited in the United States mail, as first class, certified or registered mail postage prepaid, directed to the addresses shown near the beginning of this Agreement. Any party may change its address for notices under this Agreement by giving formal written notice to the other parties, specifying that the purpose of the notice is to change the party's address. For notice purposes, Grantor agrees to keep Lender informed at all times of Grantor's current address. Unless otherwise provided or required by law, if there is more than one Grantor, any notice given by Lender to any Grantor is deemed to be notice given to all Grantors.

Power of Attorney. Grantor hereby appoints Lender as Grantor's irrevocable attorney-in-fact for the purpose of executing any documents necessary to perfect, amend, or to continue the security interest granted in this Agreement or to demand termination of filings of other secured parties. Lender may at any time, and without further authorization from Grantor, file a carbon, photographic or other reproduction of any financing statement or of this Agreement for use as a financing statement. Grantor will reimburse Lender for all expenses for the perfection and the continuation of the perfection of Lender's security interest in the Collateral.

Severability. If a court of competent jurisdiction finds any provision of this Agreement to be illegal, invalid, or unenforceable as to any circumstance, that finding shall not make the offending provision illegal, invalid, or unenforceable as to any other circumstance. If feasible, the offending provision shall be considered modified so that it becomes legal, valid and enforceable. If the offending provision cannot be so modified, it shall be considered deleted from this Agreement. Unless otherwise required by law, the illegality, invalidity, or unenforceability of any provision of this Agreement shall not affect the legality, validity or enforceability of any other provision of this Agreement.

Successors and Assigns. Subject to any limitations stated in this Agreement on transfer of Grantor's interest, this Agreement shall be binding upon and inure to the benefit of the parties, their successors and assigns. If ownership of the Collateral becomes vested in a person other than Grantor, Lender, without notice to Grantor, may deal with Grantor's successors with reference to this Agreement and the Indebtedness by way of forbearance or extension without releasing Grantor from the obligations of this Agreement or liability under the Indebtedness.

Survival of Representations and Warranties. All representations, warranties, and agreements made by Grantor in this Agreement shall survive the execution and delivery of this Agreement, shall be continuing in nature, and shall remain in full force and effect until such time as Grantor's Indebtedness shall be paid in full.

Time is of the Essence. Time is of the essence in the performance of this Agreement.

ıNITIONS. The following capitalized words and terms shall have the following meanings when used in this Agreement. Unless specifically stated he contrary, all references to dollar amounts shall mean amounts in lawful money of the United States of America. Words and terms used in the ular shall include the plural, and the plural shall include the singular, as the context may require. Words and terms not otherwise defined in this eement shall have the meanings attributed to such terms in the Uniform Commercial Code:

Agreement. The word "Agreement" means this Commercial Security Agreement, as this Commercial Security Agreement may be amended or modified from time to time, together with all exhibits and schedules attached to this Commercial Security Agreement from time to time.

Borrower. The word "Borrower" means LAKEVIEW DEVELOPMENT CORPORATION and includes all co-signers and co-makers signing the Note.

Collateral. The word "Collateral" means all of Grantor's right, title and interest in and to all the Collateral as described in the Collateral Description section of this Agreement.

Default. The word "Default" means the Default set forth in this Agreement in the section titled "Default".

Environmental Laws. The words "Environmental Laws" mean any and all state, federal and local statutes, regulations and ordinances relating to the protection of human health or the environment, including without limitation the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, 42 U.S.C. Section 9601, et seq. ("CERCLA"), the Superfund Amendments and Reauthorization Act of 1986, Pub. L. No. 99-499 ("SARA"), the Hazardous Materials Transportation Act, 49 U.S.C. Section 1801, et seq., the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901, et seq., or other applicable state or federal laws, rules, or regulations adopted pursuant thereto.

Event of Default. The words "Event of Default" mean any of the events of default set forth in this Agreement in the default section of this Agreement.

Grantor. The word "Grantor" means LAKEVIEW DEVELOPMENT CORPORATION.

Guarantor. The word "Guarantor" means any guarantor, surety, or accommodation party of any or all of the Indebtedness.

Guaranty. The word "Guaranty" means the guaranty from Guarantor to Lender, including without limitation a guaranty of all or part of the Note.

Hazardous Substances. The words "Hazardous Substances" mean materials that, because of their quantity, concentration or physical, chemical or infectious characteristics, may cause or pose a present or potential hazard to human health or the environment when improperly used, treated, stored, disposed of, generated, manufactured, transported or otherwise handled. The words "Hazardous Substances" are used in their very broadest sense and include without limitation any and all hazardous or toxic substances, materials or waste as defined by or listed under the Environmental Laws. The term "Hazardous Substances" also includes, without limitation, petroleum and petroleum by-products or any fraction thereof and asbestos.

Indebtedness. The word "Indebtedness" means the indebtedness evidenced by the Note or Related Documents, including all principal and interest together with all other indebtedness and costs and expenses for which Grantor is responsible under this Agreement or under any of the Related Documents. Specifically, without limitation, Indebtedness includes all amounts that may be indirectly secured by the Cross-Collateralization provision of this Agreement.

Lender. The word "Lender" means BANKWEST, its successors and assigns.

Note. The word "Note" means the Note executed by LAKEVIEW DEVELOPMENT CORPORATION in the principal amount of $125,600.00 dated December 16, 2004, together with all renewals of, extensions of, modifications of, refinancings of, consolidations of, and substitutions for the note or credit agreement.

Property. The word "Property" means all of Grantor's right, title and interest in and to all the Property as described in the "Collateral Description" section of this Agreement.

Related Documents. The words "Related Documents" mean all promissory notes, credit agreements, loan agreements, environmental agreements, guaranties, security agreements, mortgages, deeds of trust, security deeds, collateral mortgages, and all other instruments, agreements and documents, whether now or hereafter existing, executed in connection with the Indebtedness.

ıNTOR HAS READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS COMMERCIAL SECURITY AGREEMENT AND AGREES TO ITS MS. THIS AGREEMENT IS DATED DECEMBER 16, 2004.

:ANTOR:

:KEVIEW DEVELOPMENT CORPORATION

DAVID M SUMMERS, President of LAKEVIEW DEVELOPMENT CORPORATION

NDER:

:NKWEST

Authorized Signer

EXHIBIT 3.18

THIS DEBENTURE HAS NOT BEEN REGISTERED UNDER THE TRUST INDENTURE ACT OF 1939, THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS. IT MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED UNLESS THE CORPORATION SHALL HAVE RECEIVED AN OPINION OF LEGAL COUNSEL WHICH IS ACCEPTABLE TO THE CORPORATION'S LEGAL COUNSEL AND TO THE CORPORATION TO THE EFFECT THAT THIS DEBENTURE MAY LEGALLY BE TRANSFERRED WITHOUT SUCH REGISTRATION UNDER APPLICABLE SECURITIES LAWS.

LAKEVIEW DEVELOPMENT CORPORATION

SERIES II 10% PER ANNUM CONVERTIBLE DEBENTURE

$ 390,000.00

Englewood, Colorado
December 24, 2001

FOR VALUE RECEIVED, LAKEVIEW DEVELOPMENT CORPORATION, a Colorado corporation, ("LAKEVIEW DEVELOPMENT CORPORATION") hereby promises to pay to the order of David M. Summers (the "Debenture Holder"), or before June 24, 2003 (the "Maturity Date"), upon presentation and surrender of this Debenture, the principal sum of Three Hundred Ninety Thousand ($390,000.00), together with interest on the principal balance of this Debenture at the rate of Ten Percent (10%) per annum, payable quarterly, as more fully described below.

1. Payments of Interest. Payments of accrued interest earned on this Debenture shall be paid in arrears on or before the last day of each month at the address of the Debenture Holder appearing below, or such other address as may be designated in writing by the Debenture Holder.

2. Interest Rate Adjustment Upon Certain Conditions. If the "prime rate" as announced from time to time, in effect at Wells Fargo Bank, Denver, Colorado (or its successor), increases above ten percent (10%) at any time during the period this Debenture is outstanding, then the interest rate on this Debenture shall be adjusted on a quarterly basis to match such prime rate in effect on the first day of each succeeding quarter, provided that the interest rate on this Debenture shall never be less than ten percent (10%) per annum. The first such adjustment shall be effective on a quarterly basis commencing on the first day of the quarter following the first time such "prime rate" at Wells Fargo Bank, Denver, Colorado (or its successor) exceeds ten percent (10%).

3. Default. If any payment required by this Debenture is not paid when due, the entire principal amount of this Debenture and accrued interest thereon shall at once become due and payable at the option of the Debenture Holder,

and the unpaid portion of this Debenture shall bear interest at the rate of fourteen percent (14%) per annum from the date of default. In addition, the Debenture Holder shall be entitled to collect all reasonable costs and expense of collection and/or suit, including, but not limited to reasonable attorney's fees.

4. Acceleration Upon Certain Conditions. In the event of (a) the untimely death of David M. Summers, (b) the resignation of David M. Summers as a director and officer of LAKEVIEW DEVELOPMENT CORPORATION, (c) any merger or consolidation of LAKEVIEW DEVELOPMENT CORPORATION with one or more other corporations, whether or not LAKEVIEW DEVELOPMENT CORPORATION is the surviving corporation, (d) any sale or other disposition of all or substantially all of the assets of LAKEVIEW DEVELOPMENT CORPORATION pursuant to a plan which provides for the liquidation of LAKEVIEW DEVELOPMENT CORPORATION, (e) any exchange by the holders of all of the outstanding shares of Common Stock for securities issued by another entity, or in whole or in part for cash or other property, pursuant to a plan of exchange approved by the holders of a majority of such outstanding shares, the outstanding principal amount of this Debenture, together with accrued interest thereon, shall become due and payable, at the option of the Debenture Holder, or (f) the election of the Debenture Holder conditioned upon a pre-payment penalty of two months interest.

5. Conversion Rights. The Debenture Holder shall have the right, from time to time, prior to 5:00 p.m., local time, on the date which is two (2) days prior to the Maturity Date, to convert the entire outstanding principal amount of this Debenture (excluding any accrued interest) or any portion thereof, into fully paid and non-assessable shares of the common stock of LAKEVIEW DEVELOPMENT CORPORATION (the "Common Stock"), at a price of one (1) share of Common Stock for each One Dollar ($1.00) in principal amount of this Debenture so converted.

6. Notice of Conversion. In order for the Debenture Holder to convert all or any portion of the principal of this Debenture as provided, the Debenture Holder shall give LAKEVIEW DEVELOPMENT CORPORATION written notice of the Debenture Holder's election to convert (the "Conversion Notice"). The Conversion Notice shall specify the date on which this Debenture shall be converted, not less than 10 business days after the Conversion Notice is given, on or after which the Debenture Holder shall deliver this Debenture to the offices of LAKEVIEW DEVELOPMENT CORPORATION.

7. Payment of Accrued Interest Upon Conversion. Upon conversion of this Debenture, any unpaid, but accrued interest from the date of this Debenture through the date of the Conversion Notice shall be paid to the Debenture Holder within 15 days of the date the Conversion Notice is given.

8. Delivery of Share Certificates. Upon presentation and surrender of this Debenture to LAKEVIEW DEVELOPMENT CORPORATION at its offices on or after the date fixed in the Conversion Notice, LAKEVIEW DEVELOPMENT CORPORATION shall deliver to the Debenture Holder certificates representing the number of shares of Common Stock into which this Debenture has been converted, together with any cash payable in respect of any adjustment for fractional shares described in Paragraph 9 below, and any accrued interest payable under Paragraph 7. Upon the delivery of the Conversion Notice by the Debenture Holder, this Debenture shall cease to represent any obligation of LAKEVIEW DEVELOPMENT CORPORATION other than the obligation to deliver to the Debenture Holder, upon presentation and surrender of this Debenture, the shares of Common Stock into which the principal of this Debenture was converted, any cash payable in respect of any adjustment for fractional shares, and any accrued interest payable on this Debenture prior to the date of the Conversion Notice.

9. No Fractional Shares Issued. No fractional share of Common Stock shall be issued upon the conversion of this Debenture. If such conversion results in a fraction, for any reason, LAKEVIEW DEVELOPMENT CORPORATION shall make a cash payment in lieu of such fraction in an amount in cash equal to the conversion price of such fraction.

10. Deemed Owner Upon Notice of Conversion. Upon delivery of the Conversion Notice, the Debenture Holder shall be deemed for all purposes the registered holder of the shares of Common Stock into which this Debenture has been converted subject to the restrictions on transfer set forth in this Debenture.

11. Rights Upon Merger, Consolidation or Reorganization. In the event of any merger, consolidation stock redemption or split, or other reorganization to which LAKEVIEW DEVELOPMENT CORPORATION is a party and which affects the outstanding shares of Common Stock, from and after the date of this Debenture, the Debenture Holder shall be entitled to receive upon conversion of this Debenture, the number and kind of shares or other units of stock or other securities or property it would have received in the transaction if this Debenture had been converted immediately prior to such effective date.

12. Priority Over Other Unsecured Debt Incurred After Date of Debenture Upon Certain Events. LAKEVIEW DEVELOPMENT CORPORATION has agreed that it shall not issue more than an aggregate amount of $1,000,000 in face amount of Series II 10% Per Annum Convertible Debentures. Upon (a) the discontinuance of full time business operations of LAKEVIEW DEVELOPMENT CORPORATION, (b) the appointment of a receiver for any part of the property or assets of LAKEVIEW DEVELOPMENT CORPORATION, (c) the making of an assignment for the benefit of creditors by LAKEVIEW DEVELOPMENT CORPORATION, (d) the commencement of any proceeding under any bankruptcy, reorganization, arrangement, insolvency or other law relating to the relief of debtors (whether voluntary or involuntary) by or against LAKEVIEW DEVELOPMENT CORPORATION, or (e) the liquidation, or other winding up of the business of LAKEVIEW DEVELOPMENT CORPORATION, then the Series II 10% Per Annum Convertible Debentures shall be subordinate to the Series I 10% Per Annum Convertible Debentures, but shall have priority for payment over any and all then existing unsecured debt of LAKEVIEW DEVELOPMENT CORPORATION, provided such unsecured debt was incurred by LAKEVIEW DEVELOPMENT CORPORATION after the date of this Debenture. This provision is not intended to affect the payment of debts incurred in the ordinary course of business from time to time, but is intended solely to provide a preferential payment to Series II 10% Per Annum Convertible Debenture Holders over any future series of convertible debentures or other unsecured debt in the event of the discontinuance of business, filing of a bankruptcy petition, appointment of a receiver, liquidation or other winding up of the business of LAKEVIEW DEVELOPMENT CORPORATION.

13. Waivers by Lakeview Development Corporation. LAKEVIEW DEVELOPMENT CORPORATION hereby waives presentment for payment, notice of dishonor for payment, protest and demand, notice of nonpayment, and notice of protest, and assents to any extension or postponement of the time of payment or any other indulgence.

14. Notices. Any notice to LAKEVIEW DEVELOPMENT CORPORATION or the Debenture Holder shall be in writing and shall be given and be effective upon (a) delivery to LAKEVIEW DEVELOPMENT CORPORATION or the Debenture Holder, as the case may be, or (b) three days after mailing such notice by prepaid first-class U.S. mail, addressed to the applicable party at the address for such party set forth in this Debenture, or to such other addresses as may be provided in writing to the Debenture Holder from time to time.

15. Governing Law. This Debenture shall be governed and controlled as to validity, endorsement, interpretation, construction, effect and in all other respects by the statutes, laws and decisions of the State of Colorado as applied to contracts made and performed entirely within the State of Colorado.

16. Securities Law Representations. The Debenture Holder has represented and agreed that the Debenture Holder has acquired this Debenture for the Debenture Holder's own account, for investment purposes, and not for the purpose of resale or distribution. If the underlying Common Stock is not then registered with the Securities and Exchange Commission pursuant to the Securities Act of 1933 on the date the Debenture Holder converts all or any portion of the principal of this Debenture, the Debenture Holder shall be deemed to represent and agree that such Common Stock is being purchased for the Debenture Holder's own account, for investment purposes, and not for the purpose of resale or distribution. If the underlying Common Stock is not registered when this Debenture is converted, the Debenture Holder understands that the certificates issued to evidence the Common Stock will contain a legend in substantially the following form:

> The Securities represented by this Certificate have been issued without registration under the Securities Act of 1933 or any state securities laws. Such securities may not be sold, assigned, or otherwise disposed of, beneficially or on the records of the corporation, unless there has been delivered to the corporation an opinion of counsel, satisfactory to the corporation, to the effect that the proposed transaction will neither constitute nor result in any violation of the registration requirements of any applicable federal securities laws or any applicable securities law of any jurisdiction.

17. Transfer Records. This Debenture shall be transferable only upon the transfer records of LAKEVIEW DEVELOPMENT CORPORATION maintained for that purpose. LAKEVIEW DEVELOPMENT CORPORATION shall be entitled to treat the registered owner of this Debenture as the Debenture Holder for all purposes, regardless of any conflicting claims. Upon presentation and surrender of this Debenture to LAKEVIEW DEVELOPMENT CORPORATION duly endorsed by the Debenture Holder for transfer, LAKEVIEW DEVELOPMENT CORPORATION shall issue a new debenture in the name of the transferee. Any assignee or transferee shall be bound by all of the terms, conditions and restrictions contained in this Debenture.

18. Notices. Notices shall be given to the parties by personal delivery or by certified mail or courier delivery at the following addresses:

If to LAKEVIEW DEVELOPMENT CORPORATION:

Lakeview Development Corporation
5670 Greenwood Plaza Boulevard
Suite 422
Englewood, Colorado 80111

If to the Debenture Holder:

David M. Summers
5670 Greenwood Plaza Boulevard
Suite 422
Englewood, Colorado 80111

Either party may change its address for notice purposes by providing written notice to the other party.

19. Miscellaneous. Whenever used in this Debenture, the singular number shall include the plural, the plural the singular, the use of any gender shall be applicable to all genders, and the words "LAKEVIEW DEVELOPMENT CORPORATION" and "Debenture Holder" shall be deemed to include their respective heirs, personal representatives, successors and assigns.

IN WITNESS WHEREOF, LAKEVIEW DEVELOPMENT CORPORATION has executed this Debenture as of the day, month and year appearing above.

LAKEVIEW DEVELOPMENT CORPORATION,
a Colorado corporation

By: /s/ David M. Summers
David M. Summers,
Senior Vice President and Treasurer

EXHIBIT 3.19

THIS DEBENTURE HAS NOT BEEN REGISTERED UNDER THE TRUST INDENTURE ACT OF 1939, THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS. IT MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED UNLESS THE CORPORATION SHALL HAVE RECEIVED AN OPINION OF LEGAL COUNSEL WHICH IS ACCEPTABLE TO THE CORPORATION'S LEGAL COUNSEL AND TO THE CORPORATION TO THE EFFECT THAT THIS DEBENTURE MAY LEGALLY BE TRANSFERRED WITHOUT SUCH REGISTRATION UNDER APPLICABLE SECURITIES LAWS.

LAKEVIEW DEVELOPMENT CORPORATION

SERIES II 10% PER ANNUM CONVERTIBLE DEBENTURE

$ 102,197.45

Englewood, Colorado
December 31, 2001

FOR VALUE RECEIVED, LAKEVIEW DEVELOPMENT CORPORATION, a Colorado corporation, ("LAKEVIEW DEVELOPMENT CORPORATION") hereby promises to pay to the order of David M. Summers (the "Debenture Holder"), or before June 30, 2003 (the "Maturity Date"), upon presentation and surrender of this Debenture, the principal sum of One Hundred Two Thousand One Hundred Ninety Seven and 45/100 Dollars ($102,197.45), together with interest on the principal balance of this Debenture at the rate of Ten Percent (10%) per annum, payable quarterly, as more fully described below.

1. Payments of Interest. Payments of accrued interest earned on this Debenture shall be paid in arrears on or before the last day of each month at the address of the Debenture Holder appearing below, or such other address as may be designated in writing by the Debenture Holder.

2. Interest Rate Adjustment Upon Certain Conditions. If the "prime rate" as announced from time to time, in effect at Wells Fargo Bank, Denver, Colorado (or its successor), increases above ten percent (10%) at any time during the period this Debenture is outstanding, then the interest rate on this Debenture shall be adjusted on a quarterly basis to match such prime rate in effect on the first day of each succeeding quarter, provided that the interest rate on this Debenture shall never be less than ten percent (10%) per annum. The first such adjustment shall be effective on a quarterly basis commencing on the first day of the quarter following the first time such "prime rate" at Wells Fargo Bank, Denver, Colorado (or its successor) exceeds ten percent (10%).

3. Default. If any payment required by this Debenture is not paid when due, the entire principal amount of this Debenture and accrued interest thereon shall at once become due and payable at the option of the Debenture Holder, and the unpaid portion of this Debenture shall bear interest at the rate of fourteen percent (14%) per annum from the date of default. In addition, the Debenture Holder shall be entitled to collect all reasonable costs and expense of collection and/or suit, including, but not limited to reasonable attorney's fees.

4. Acceleration Upon Certain Conditions. In the event of (a) the untimely death of David M. Summers, (b) the resignation of David M. Summers as a director and officer of LAKEVIEW DEVELOPMENT CORPORATION, (c) any merger or consolidation of LAKEVIEW DEVELOPMENT CORPORATION with one or more other corporations, whether or not LAKEVIEW DEVELOPMENT CORPORATION is the surviving corporation, (d) any sale or other disposition of all or substantially all of the assets of LAKEVIEW DEVELOPMENT CORPORATION pursuant to a plan which provides for the liquidation of LAKEVIEW DEVELOPMENT CORPORATION, (e) any exchange by the holders of all of the outstanding shares of Common Stock for securities issued by another entity, or in whole or in part for cash or other property, pursuant to a plan of exchange approved by the holders of a majority of such outstanding shares, the outstanding principal amount of this Debenture, together with accrued interest thereon, shall become due and payable, at the option of the Debenture Holder, or (f) the election of the Debenture Holder conditioned upon a pre-payment penalty of two months interest.

5. Conversion Rights. The Debenture Holder shall have the right, from time to time, prior to 5:00 p.m., local time, on the date which is two (2) days prior to the Maturity Date, to convert the entire outstanding principal amount of this Debenture (excluding any accrued interest) or any portion thereof, into fully paid and non-assessable shares of the common stock of LAKEVIEW DEVELOPMENT CORPORATION (the "Common Stock"), at a price of one (1) share of Common Stock for each One Dollar ($1.00) in principal amount of this Debenture so converted. The conversion rights described above shall exist prior to the "two for one" stock split effective as of December 31, 2001.

6. Notice of Conversion. In order for the Debenture Holder to convert all or any portion of the principal of this Debenture as provided, the Debenture Holder shall give LAKEVIEW DEVELOPMENT CORPORATION written notice of the Debenture Holder's election to convert (the "Conversion Notice"). The Conversion Notice shall specify the date on which this Debenture shall be converted, not less than 10 business days after the Conversion Notice is given, on or after which the Debenture Holder shall deliver this Debenture to the offices of LAKEVIEW DEVELOPMENT CORPORATION.

7. Payment of Accrued Interest Upon Conversion. Upon conversion of this Debenture, any unpaid, but accrued interest from the date of this Debenture through the date of the Conversion Notice shall be paid to the Debenture Holder within 15 days of the date the Conversion Notice is given.

8. Delivery of Share Certificates. Upon presentation and surrender of this Debenture to LAKEVIEW DEVELOPMENT CORPORATION at its offices on or after the date fixed in the Conversion Notice, LAKEVIEW DEVELOPMENT CORPORATION shall deliver to the Debenture Holder certificates representing the number of shares of Common Stock into which this Debenture has been converted, together with any cash payable in respect of any adjustment for fractional shares described in Paragraph 9 below, and any accrued interest payable under Paragraph 7. Upon the delivery of the Conversion Notice by the Debenture Holder, this Debenture shall cease to represent any obligation of LAKEVIEW DEVELOPMENT CORPORATION other than the obligation to deliver to the Debenture Holder, upon presentation and surrender of this Debenture, the shares of Common Stock into which the principal of this Debenture was converted, any cash payable in respect of any adjustment for fractional shares, and any accrued interest payable on this Debenture prior to the date of the Conversion Notice.

9. No Fractional Shares Issued. No fractional share of Common Stock shall be issued upon the conversion of this Debenture. If such conversion results in a fraction, for any reason, LAKEVIEW DEVELOPMENT CORPORATION shall make a cash payment in lieu of such fraction in an amount in cash equal to the conversion price of such fraction.

10. Deemed Owner Upon Notice of Conversion. Upon delivery of the Conversion Notice, the Debenture Holder shall be deemed for all purposes the registered holder of the shares of Common Stock into which this Debenture has been converted subject to the restrictions on transfer set forth in this Debenture.

11. Rights Upon Merger, Consolidation or Reorganization. In the event of any merger, consolidation stock redemption or split, or other reorganization to which LAKEVIEW DEVELOPMENT CORPORATION is a party and which affects the outstanding shares of Common Stock, from and after the date of this Debenture, the Debenture Holder shall be entitled to receive upon conversion of this Debenture, the number and kind of shares or other units of stock or other securities or property it would have received in the transaction if this Debenture had been converted immediately prior to such effective date.

12. Priority Over Other Unsecured Debt Incurred After Date of Debenture Upon Certain Events. LAKEVIEW DEVELOPMENT CORPORATION has agreed that it shall not issue more than an aggregate amount of $1,000,000 in face amount of Series II 10% Per Annum Convertible Debentures. Upon (a) the discontinuance of full time business operations of LAKEVIEW DEVELOPMENT CORPORATION, (b) the appointment of a receiver for any part of the property or assets of LAKEVIEW DEVELOPMENT CORPORATION, (c) the making of an assignment for the benefit of creditors by LAKEVIEW DEVELOPMENT CORPORATION, (d) the commencement of any proceeding under any bankruptcy, reorganization, arrangement, insolvency or other law relating to the relief of debtors (whether voluntary or involuntary) by or against LAKEVIEW DEVELOPMENT CORPORATION, or (e) the liquidation, or other winding up of the business of LAKEVIEW DEVELOPMENT CORPORATION, then the Series II 10% Per Annum Convertible Debentures shall be subordinate to the Series I 10% Per Annum Convertible Debentures, but shall have priority for payment over any and all then existing unsecured debt of LAKEVIEW DEVELOPMENT CORPORATION, provided such unsecured debt was incurred by LAKEVIEW DEVELOPMENT CORPORATION after the date of this Debenture. This provision is not intended to affect the payment of debts incurred in the ordinary course of business from time to time, but is intended solely to provide a preferential payment to Series II 10% Per Annum Convertible Debenture Holders over any future series of convertible debentures or other unsecured debt in the event of the discontinuance of business, filing of a bankruptcy petition, appointment of a receiver, liquidation or other winding up of the business of LAKEVIEW DEVELOPMENT CORPORATION.

13. Waivers by Lakeview Development Corporation. LAKEVIEW DEVELOPMENT CORPORATION hereby waives presentment for payment, notice of dishonor for payment, protest and demand, notice of nonpayment, and notice of protest, and assents to any extension or postponement of the time of payment or any other indulgence.

14. Notices. Any notice to LAKEVIEW DEVELOPMENT CORPORATION or the Debenture Holder shall be in writing and shall be given and be effective upon (a) delivery to LAKEVIEW DEVELOPMENT CORPORATION or the Debenture Holder, as the case may be, or (b) three days after mailing such notice by prepaid first-class U.S. mail, addressed to the applicable party at the address for such party set forth in this Debenture, or to such other addresses as may be provided in writing to the Debenture Holder from time to time.

15. Governing Law. This Debenture shall be governed and controlled as to validity, endorsement, interpretation, construction, effect and in all other respects by the statutes, laws and decisions of the State of Colorado as applied to contracts made and performed entirely within the State of Colorado.

16. Securities Law Representations. The Debenture Holder has represented and agreed that the Debenture Holder has acquired this Debenture for the Debenture Holder's own account, for investment purposes, and not for the purpose of resale or distribution. If the underlying Common Stock is not then registered with the Securities and Exchange Commission pursuant to the Securities Act of 1933 on the date the Debenture Holder converts all or any portion of the principal of this Debenture, the Debenture Holder shall be deemed to represent and agree that such Common Stock is being purchased for the Debenture Holder's own account, for investment purposes, and not for the purpose of resale or distribution. If the underlying Common Stock is not registered when this Debenture is converted, the Debenture Holder understands that the certificates issued to evidence the Common Stock will contain a legend in substantially the following form:

> The Securities represented by this Certificate have been issued without registration under the Securities Act of 1933 or any state securities laws. Such securities may not be sold, assigned, or otherwise disposed of, beneficially or on the records of the corporation, unless there has been delivered to the corporation an opinion of counsel, satisfactory to the corporation, to the effect that the proposed transaction will neither constitute nor result in any violation of the registration requirements of any applicable federal securities laws or any applicable securities law of any jurisdiction.

17. Transfer Records. This Debenture shall be transferable only upon the transfer records of LAKEVIEW DEVELOPMENT CORPORATION maintained for that purpose. LAKEVIEW DEVELOPMENT CORPORATION shall be entitled to treat the registered owner of this Debenture as the Debenture Holder for all purposes, regardless of any conflicting claims. Upon presentation and surrender of this Debenture to LAKEVIEW DEVELOPMENT CORPORATION duly endorsed by the Debenture Holder for transfer, LAKEVIEW DEVELOPMENT CORPORATION shall issue a new debenture in the name of the transferee. Any assignee or transferee shall be bound by all of the terms, conditions and restrictions contained in this Debenture.

18. Notices. Notices shall be given to the parties by personal delivery or by certified mail or courier delivery at the following addresses:

If to LAKEVIEW DEVELOPMENT CORPORATION:

Lakeview Development Corporation
5670 Greenwood Plaza Boulevard
Suite 422
Englewood, Colorado 80111

If to the Debenture Holder:

David M. Summers
5670 Greenwood Plaza Boulevard
Suite 422
Englewood, Colorado 80111

Either party may change its address for notice purposes by providing written notice to the other party.

19. Miscellaneous. Whenever used in this Debenture, the singular number shall include the plural, the plural the singular, the use of any gender shall be applicable to all genders, and the words "LAKEVIEW DEVELOPMENT CORPORATION" and "Debenture Holder" shall be deemed to include their respective heirs, personal representatives, successors and assigns.

IN WITNESS WHEREOF, LAKEVIEW DEVELOPMENT CORPORATION has executed this Debenture as of the day, month and year appearing above.

LAKEVIEW DEVELOPMENT CORPORATION,
a Colorado corporation

By: /s/ David M. Summers
David M. Summers,
Senior Vice President and Treasurer

EXHIBIT 3.20

THIS DEBENTURE HAS NOT BEEN REGISTERED UNDER THE TRUST INDENTURE ACT OF 1939, THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS. IT MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED UNLESS THE CORPORATION SHALL HAVE RECEIVED AN OPINION OF LEGAL COUNSEL WHICH IS ACCEPTABLE TO THE CORPORATION'S LEGAL COUNSEL AND TO THE CORPORATION TO THE EFFECT THAT THIS DEBENTURE MAY LEGALLY BE TRANSFERRED WITHOUT SUCH REGISTRATION UNDER APPLICABLE SECURITIES LAWS.

LAKEVIEW DEVELOPMENT CORPORATION

SERIES II 10% PER ANNUM CONVERTIBLE DEBENTURE

$ 77,172.00

Englewood, Colorado
December 31, 2001

FOR VALUE RECEIVED, LAKEVIEW DEVELOPMENT CORPORATION, a Colorado corporation, ("LAKEVIEW DEVELOPMENT CORPORATION") hereby promises to pay to the order of David M. Summers (the "Debenture Holder"), or before June 30, 2003 (the "Maturity Date"), upon presentation and surrender of this Debenture, the principal sum of Seventy Seven Thousand One Hundred Seventy Two and no/100 ($77,172.00), together with interest on the principal balance of this Debenture at the rate of Ten Percent (10%) per annum, payable quarterly, as more fully described below.

1. Payments of Interest. Payments of accrued interest earned on this Debenture shall be paid in arrears on or before the last day of each month at the address of the Debenture Holder appearing below, or such other address as may be designated in writing by the Debenture Holder.

2. Interest Rate Adjustment Upon Certain Conditions. If the "prime rate" as announced from time to time, in effect at Wells Fargo Bank, Denver, Colorado (or its successor), increases above ten percent (10%) at any time during the period this Debenture is outstanding, then the interest rate on this Debenture shall be adjusted on a quarterly basis to match such prime rate in effect on the first day of each succeeding quarter, provided that the interest rate on this Debenture shall never be less than ten percent (10%) per annum. The first such adjustment shall be effective on a quarterly basis commencing on the first day of the quarter following the first time such "prime rate" at Wells Fargo Bank, Denver, Colorado (or its successor) exceeds ten percent (10%).

3. Default. If any payment required by this Debenture is not paid when due, the entire principal amount of this Debenture and accrued interest thereon shall at once become due and payable at the option of the Debenture Holder, and the unpaid portion of this Debenture shall bear interest at the rate of fourteen percent (14%) per annum from the date of default. In addition, the Debenture Holder shall be entitled to collect all reasonable costs and expense of collection and/or suit, including, but not limited to reasonable attorney's fees.

4. Acceleration Upon Certain Conditions. In the event of (a) the untimely death of David M. Summers, (b) the resignation of David M. Summers as a director and officer of LAKEVIEW DEVELOPMENT CORPORATION, (c) any merger or consolidation of LAKEVIEW DEVELOPMENT CORPORATION with one or more other corporations, whether or not LAKEVIEW DEVELOPMENT CORPORATION is the surviving corporation, (d) any sale or other disposition of all or substantially all of the assets of LAKEVIEW DEVELOPMENT CORPORATION pursuant to a plan which provides for the liquidation of LAKEVIEW DEVELOPMENT CORPORATION, (e) any exchange by the holders of all of the outstanding shares of Common Stock for securities issued by another entity, or in whole or in part for cash or other property, pursuant to a plan of exchange approved by the holders of a majority of such outstanding shares, the outstanding principal amount of this Debenture, together with accrued interest thereon, shall become due and payable, at the option of the Debenture Holder, or (f) the election of the Debenture Holder conditioned upon a pre-payment penalty of two months interest.

5. Conversion Rights. The Debenture Holder shall have the right, from time to time, prior to 5:00 p.m., local time, on the date which is two (2) days prior to the Maturity Date, to convert the entire outstanding principal amount of this Debenture (excluding any accrued interest) or any portion thereof, into fully paid and non-assessable shares of the common stock of LAKEVIEW DEVELOPMENT CORPORATION (the "Common Stock"), at a price of one (1) share of Common Stock for each One Dollar ($1.00) in principal amount of this Debenture so converted. The conversion rights described above shall exist prior to the "two for one" stock split effective as of December 31, 2001.

6. Notice of Conversion. In order for the Debenture Holder to convert all or any portion of the principal of this Debenture as provided, the Debenture Holder shall give LAKEVIEW DEVELOPMENT CORPORATION written notice of the Debenture Holder's election to convert (the "Conversion Notice"). The Conversion Notice shall specify the date on which this Debenture shall be converted, not less than 10 business days after the Conversion Notice is given, on or after which the Debenture Holder shall deliver this Debenture to the offices of LAKEVIEW DEVELOPMENT CORPORATION.

7. Payment of Accrued Interest Upon Conversion. Upon conversion of this Debenture, any unpaid, but accrued interest from the date of this Debenture through the date of the Conversion Notice shall be paid to the Debenture Holder within 15 days of the date the Conversion Notice is given.

8. Delivery of Share Certificates. Upon presentation and surrender of this Debenture to LAKEVIEW DEVELOPMENT CORPORATION at its offices on or after the date fixed in the Conversion Notice, LAKEVIEW DEVELOPMENT CORPORATION shall deliver to the Debenture Holder certificates representing the number of shares of Common Stock into which this Debenture has been converted, together with any cash payable in respect of any adjustment for fractional shares described in Paragraph 9 below, and any accrued interest payable under Paragraph 7. Upon the delivery of the Conversion Notice by the Debenture Holder, this Debenture shall cease to represent any obligation of LAKEVIEW DEVELOPMENT CORPORATION other than the obligation to deliver to the Debenture Holder, upon presentation and surrender of this Debenture, the shares of Common Stock into which the principal of this Debenture was converted, any cash payable in respect of any adjustment for fractional shares, and any accrued interest payable on this Debenture prior to the date of the Conversion Notice.

9. No Fractional Shares Issued. No fractional share of Common Stock shall be issued upon the conversion of this Debenture. If such conversion results in a fraction, for any reason, LAKEVIEW DEVELOPMENT CORPORATION shall make a cash payment in lieu of such fraction in an amount in cash equal to the conversion price of such fraction.

10. Deemed Owner Upon Notice of Conversion. Upon delivery of the Conversion Notice, the Debenture Holder shall be deemed for all purposes the registered holder of the shares of Common Stock into which this Debenture has been converted subject to the restrictions on transfer set forth in this Debenture.

11. Rights Upon Merger, Consolidation or Reorganization. In the event of any merger, consolidation stock redemption or split, or other reorganization to which LAKEVIEW DEVELOPMENT CORPORATION is a party and which affects the outstanding shares of Common Stock, from and after the date of this Debenture, the Debenture Holder shall be entitled to receive upon conversion of this Debenture, the number and kind of shares or other units of stock or other securities or property it would have received in the transaction if this Debenture had been converted immediately prior to such effective date.

12. Priority Over Other Unsecured Debt Incurred After Date of Debenture Upon Certain Events. LAKEVIEW DEVELOPMENT CORPORATION has agreed that it shall not issue more than an aggregate amount of $1,000,000 in face amount of Series II 10% Per Annum Convertible Debentures. Upon (a) the discontinuance of full time business operations of LAKEVIEW DEVELOPMENT CORPORATION, (b) the appointment of a receiver for any part of the property or assets of LAKEVIEW DEVELOPMENT CORPORATION, (c) the making of an assignment for the benefit of creditors by LAKEVIEW DEVELOPMENT CORPORATION, (d) the commencement of any proceeding under any bankruptcy, reorganization, arrangement, insolvency or other law relating to the relief of debtors (whether voluntary or involuntary) by or against LAKEVIEW DEVELOPMENT CORPORATION, or (e) the liquidation, or other winding up of the business of LAKEVIEW DEVELOPMENT CORPORATION, then the Series II 10% Per Annum Convertible Debentures shall be subordinate to the Series I 10% Per Annum Convertible Debentures, but shall have priority for payment over any and all then existing unsecured debt of LAKEVIEW DEVELOPMENT CORPORATION, provided such unsecured debt was incurred by LAKEVIEW DEVELOPMENT CORPORATION after the date of this Debenture. This provision is not intended to affect the payment of debts incurred in the ordinary course of business from time to time, but is intended solely to provide a preferential payment to Series II 10% Per Annum Convertible Debenture Holders over any future series of convertible debentures or other unsecured debt in the event of the discontinuance of business, filing of a bankruptcy petition, appointment of a receiver, liquidation or other winding up of the business of LAKEVIEW DEVELOPMENT CORPORATION.

13. Waivers by Lakeview Development Corporation. LAKEVIEW DEVELOPMENT CORPORATION hereby waives presentment for payment, notice of dishonor for payment, protest and demand, notice of nonpayment, and notice of protest, and assents to any extension or postponement of the time of payment or any other indulgence.

14. Notices. Any notice to LAKEVIEW DEVELOPMENT CORPORATION or the Debenture Holder shall be in writing and shall be given and be effective upon (a) delivery to LAKEVIEW DEVELOPMENT CORPORATION or the Debenture Holder, as the case may be, or (b) three days after mailing such notice by prepaid first-class U.S. mail, addressed to the applicable party at the address for such party set forth in this Debenture, or to such other addresses as may be provided in writing to the Debenture Holder from time to time.

15. Governing Law. This Debenture shall be governed and controlled as to validity, endorsement, interpretation, construction, effect and in all other respects by the statutes, laws and decisions of the State of Colorado as applied to contracts made and performed entirely within the State of Colorado.

16. Securities Law Representations. The Debenture Holder has represented and agreed that the Debenture Holder has acquired this Debenture for the Debenture Holder's own account, for investment purposes, and not for the purpose of resale or distribution. If the underlying Common Stock is not then registered with the Securities and Exchange Commission pursuant to the Securities Act of 1933 on the date the Debenture Holder converts all or any portion of the principal of this Debenture, the Debenture Holder shall be deemed to represent and agree that such Common Stock is being purchased for the Debenture Holder's own account, for investment purposes, and not for the purpose of resale or distribution. If the underlying Common Stock is not registered when this Debenture is converted, the Debenture Holder understands that the certificates issued to evidence the Common Stock will contain a legend in substantially the following form:

> The Securities represented by this Certificate have been issued without registration under the Securities Act of 1933 or any state securities laws. Such securities may not be sold, assigned, or otherwise disposed of, beneficially or on the records of the corporation, unless there has been delivered to the corporation an opinion of counsel, satisfactory to the corporation, to the effect that the proposed transaction will neither constitute nor result in any violation of the registration requirements of any applicable federal securities laws or any applicable securities law of any jurisdiction.

17. Transfer Records. This Debenture shall be transferable only upon the transfer records of LAKEVIEW DEVELOPMENT CORPORATION maintained for that purpose. LAKEVIEW DEVELOPMENT CORPORATION shall be entitled to treat the registered owner of this Debenture as the Debenture Holder for all purposes, regardless of any conflicting claims. Upon presentation and surrender of this Debenture to LAKEVIEW DEVELOPMENT CORPORATION duly endorsed by the Debenture Holder for transfer, LAKEVIEW DEVELOPMENT CORPORATION shall issue a new debenture in the name of the transferee. Any assignee or transferee shall be bound by all of the terms, conditions and restrictions contained in this Debenture.

18. Notices. Notices shall be given to the parties by personal delivery or by certified mail or courier delivery at the following addresses:

If to LAKEVIEW DEVELOPMENT CORPORATION:

Lakeview Development Corporation
5670 Greenwood Plaza Boulevard
Suite 422
Englewood, Colorado 80111

If to the Debenture Holder:

David M. Summers
5670 Greenwood Plaza Boulevard
Suite 422
Englewood, Colorado 80111

Either party may change its address for notice purposes by providing written notice to the other party.

19. Miscellaneous. Whenever used in this Debenture, the singular number shall include the plural, the plural the singular, the use of any gender shall be applicable to all genders, and the words "LAKEVIEW DEVELOPMENT CORPORATION" and "Debenture Holder" shall be deemed to include their respective heirs, personal representatives, successors and assigns.

IN WITNESS WHEREOF, LAKEVIEW DEVELOPMENT CORPORATION has executed this Debenture as of the day, month and year appearing above.

LAKEVIEW DEVELOPMENT CORPORATION,
a Colorado corporation

By: /s/ David M. Summers
David M. Summers,
Senior Vice President and Treasurer

EXHIBIT 3.21

THIS DEBENTURE HAS NOT BEEN REGISTERED UNDER THE TRUST INDENTURE ACT OF 1939, THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS. IT MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED UNLESS THE CORPORATION SHALL HAVE RECEIVED AN OPINION OF LEGAL COUNSEL WHICH IS ACCEPTABLE TO THE CORPORATION'S LEGAL COUNSEL AND TO THE CORPORATION TO THE EFFECT THAT THIS DEBENTURE MAY LEGALLY BE TRANSFERRED WITHOUT SUCH REGISTRATION UNDER APPLICABLE SECURITIES LAWS.

LAKEVIEW DEVELOPMENT CORPORATION

SERIES II 10% PER ANNUM CONVERTIBLE DEBENTURE

$ 630.55

Englewood, Colorado
December 31, 2002

FOR VALUE RECEIVED, LAKEVIEW DEVELOPMENT CORPORATION, a Colorado corporation, ("LAKEVIEW DEVELOPMENT CORPORATION") hereby promises to pay to the order of David M. Summers (the "Debenture Holder"), or before June 30, 2004 (the "Maturity Date"), upon presentation and surrender of this Debenture, the principal sum of Six Hundred Thirty and 55/100 Dollars ($630.55), together with interest on the principal balance of this Debenture at the rate of Ten Percent (10%) per annum, payable quarterly, as more fully described below.

1. Payments of Interest. Payments of accrued interest earned on this Debenture shall be paid in arrears on or before the last day of each month at the address of the Debenture Holder appearing below, or such other address as may be designated in writing by the Debenture Holder.

2. Interest Rate Adjustment Upon Certain Conditions. If the "prime rate" as announced from time to time, in effect at Wells Fargo Bank, Denver, Colorado (or its successor), increases above ten percent (10%) at any time during the period this Debenture is outstanding, then the interest rate on this Debenture shall be adjusted on a quarterly basis to match such prime rate in effect on the first day of each succeeding quarter, provided that the interest rate on this Debenture shall never be less than ten percent (10%) per annum. The first such adjustment shall be effective on a quarterly basis commencing on the first day of the quarter following the first time such "prime rate" at Wells Fargo Bank, Denver, Colorado (or its successor) exceeds ten percent (10%).

3. Default. If any payment required by this Debenture is not paid when due, the entire principal amount of this Debenture and accrued interest thereon shall at once become due and payable at the option of the Debenture Holder, and the unpaid portion of this Debenture shall bear interest at the rate of fourteen percent (14%) per annum from the date of default. In addition, the Debenture Holder shall be entitled to collect all reasonable costs and expense of collection and/or suit, including, but not limited to reasonable attorney's fees.

4. Acceleration Upon Certain Conditions. In the event of (a) the untimely death of David M. Summers, (b) the resignation of David M. Summers as a director and officer of LAKEVIEW DEVELOPMENT CORPORATION, (c) any merger or consolidation of LAKEVIEW DEVELOPMENT CORPORATION with one or more other corporations, whether or not LAKEVIEW DEVELOPMENT CORPORATION is the surviving corporation, (d) any sale or other disposition of all or substantially all of the assets of LAKEVIEW DEVELOPMENT CORPORATION pursuant to a plan which provides for the liquidation of LAKEVIEW DEVELOPMENT CORPORATION, (e) any exchange by the holders of all of the outstanding shares of Common Stock for securities issued by another entity, or in whole or in part for cash or other property, pursuant to a plan of exchange approved by the holders of a majority of such outstanding shares, the outstanding principal amount of this Debenture, together with accrued interest thereon, shall become due and payable, at the option of the Debenture Holder, or (f) the election of the Debenture Holder conditioned upon a pre-payment penalty of two months interest.

5. Conversion Rights. The Debenture Holder shall have the right, from time to time, prior to 5:00 p.m., local time, on the date which is two (2) days prior to the Maturity Date, to convert the entire outstanding principal amount of this Debenture (excluding any accrued interest) or any portion thereof, into fully paid and non-assessable shares of the common stock of LAKEVIEW DEVELOPMENT CORPORATION (the "Common Stock"), at a price of one (1) share of Common Stock for each One Dollar ($1.00) in principal amount of this Debenture so converted. The conversion rights described above shall exist prior to the "two for one" stock split effective as of December 31, 2001.

6. Notice of Conversion. In order for the Debenture Holder to convert all or any portion of the principal of this Debenture as provided, the Debenture Holder shall give LAKEVIEW DEVELOPMENT CORPORATION written notice of the Debenture Holder's election to convert (the "Conversion Notice"). The Conversion Notice shall specify the date on which this Debenture shall be converted, not less than 10 business days after the Conversion Notice is given, on or after which the Debenture Holder shall deliver this Debenture to the offices of LAKEVIEW DEVELOPMENT CORPORATION.

7. Payment of Accrued Interest Upon Conversion. Upon conversion of this Debenture, any unpaid, but accrued interest from the date of this Debenture through the date of the Conversion Notice shall be paid to the Debenture Holder within 15 days of the date the Conversion Notice is given.

8. Delivery of Share Certificates. Upon presentation and surrender of this Debenture to LAKEVIEW DEVELOPMENT CORPORATION at its offices on or after the date fixed in the Conversion Notice, LAKEVIEW DEVELOPMENT CORPORATION shall deliver to the Debenture Holder certificates representing the number of shares of Common Stock into which this Debenture has been converted, together with any cash payable in respect of any adjustment for fractional shares described in Paragraph 9 below, and any accrued interest payable under Paragraph 7. Upon the delivery of the Conversion Notice by the Debenture Holder, this Debenture shall cease to represent any obligation of LAKEVIEW DEVELOPMENT CORPORATION other than the obligation to deliver to the Debenture Holder, upon presentation and surrender of this Debenture, the shares of Common Stock into which the principal of this Debenture was converted, any cash payable in respect of any adjustment for fractional shares, and any accrued interest payable on this Debenture prior to the date of the Conversion Notice.

9. No Fractional Shares Issued. No fractional share of Common Stock shall be issued upon the conversion of this Debenture. If such conversion results in a fraction, for any reason, LAKEVIEW DEVELOPMENT CORPORATION shall make a cash payment in lieu of such fraction in an amount in cash equal to the conversion price of such fraction.

10. Deemed Owner Upon Notice of Conversion. Upon delivery of the Conversion Notice, the Debenture Holder shall be deemed for all purposes the registered holder of the shares of Common Stock into which this Debenture has been converted subject to the restrictions on transfer set forth in this Debenture.

11. Rights Upon Merger, Consolidation or Reorganization. In the event of any merger, consolidation stock redemption or split, or other reorganization to which LAKEVIEW DEVELOPMENT CORPORATION is a party and which affects the outstanding shares of Common Stock, from and after the date of this Debenture, the Debenture Holder shall be entitled to receive upon conversion of this Debenture, the number and kind of shares or other units of stock or other securities or property it would have received in the transaction if this Debenture had been converted immediately prior to such effective date.

12. Priority Over Other Unsecured Debt Incurred After Date of Debenture Upon Certain Events. LAKEVIEW DEVELOPMENT CORPORATION has agreed that it shall not issue more than an aggregate amount of $1,000,000 in face amount of Series II 10% Per Annum Convertible Debentures. Upon (a) the discontinuance of full time business operations of LAKEVIEW DEVELOPMENT CORPORATION, (b) the appointment of a receiver for any part of the property or assets of LAKEVIEW DEVELOPMENT CORPORATION, (c) the making of an assignment for the benefit of creditors by LAKEVIEW DEVELOPMENT CORPORATION, (d) the commencement of any proceeding under any bankruptcy, reorganization, arrangement, insolvency or other law relating to the relief of debtors (whether voluntary or involuntary) by or against LAKEVIEW DEVELOPMENT CORPORATION, or (e) the liquidation, or other winding up of the business of LAKEVIEW DEVELOPMENT CORPORATION, then the Series II 10% Per Annum Convertible Debentures shall be subordinate to the Series I 10% Per Annum Convertible Debentures, but shall have priority for payment over any and all then existing unsecured debt of LAKEVIEW DEVELOPMENT CORPORATION, provided such unsecured debt was incurred by LAKEVIEW DEVELOPMENT CORPORATION after the date of this Debenture. This provision is not intended to affect the payment of debts incurred in the ordinary course of business from time to time, but is intended solely to provide a preferential payment to Series II 10% Per Annum Convertible Debenture Holders over any future series of convertible debentures or other unsecured debt in the event of the discontinuance of business, filing of a bankruptcy petition, appointment of a receiver, liquidation or other winding up of the business of LAKEVIEW DEVELOPMENT CORPORATION.

13. Waivers by Lakeview Development Corporation. LAKEVIEW DEVELOPMENT CORPORATION hereby waives presentment for payment, notice of dishonor for payment, protest and demand, notice of nonpayment, and notice of protest, and assents to any extension or postponement of the time of payment or any other indulgence.

14. Notices. Any notice to LAKEVIEW DEVELOPMENT CORPORATION or the Debenture Holder shall be in writing and shall be given and be effective upon (a) delivery to LAKEVIEW DEVELOPMENT CORPORATION or the Debenture Holder, as the case may be, or (b) three days after mailing such notice by prepaid first-class U.S. mail, addressed to the applicable party at the address for such party set forth in this Debenture, or to such other addresses as may be provided in writing to the Debenture Holder from time to time.

15. Governing Law. This Debenture shall be governed and controlled as to validity, endorsement, interpretation, construction, effect and in all other respects by the statutes, laws and decisions of the State of Colorado as applied to contracts made and performed entirely within the State of Colorado.

16. <u>Securities Law Representations</u>. The Debenture Holder has represented and agreed that the Debenture Holder has acquired this Debenture for the Debenture Holder's own account, for investment purposes, and not for the purpose of resale or distribution. If the underlying Common Stock is not then registered with the Securities and Exchange Commission pursuant to the Securities Act of 1933 on the date the Debenture Holder converts all or any portion of the principal of this Debenture, the Debenture Holder shall be deemed to represent and agree that such Common Stock is being purchased for the Debenture Holder's own account, for investment purposes, and not for the purpose of resale or distribution. If the underlying Common Stock is not registered when this Debenture is converted, the Debenture Holder understands that the certificates issued to evidence the Common Stock will contain a legend in substantially the following form:

> The Securities represented by this Certificate have been issued without registration under the Securities Act of 1933 or any state securities laws. Such securities may not be sold, assigned, or otherwise disposed of, beneficially or on the records of the corporation, unless there has been delivered to the corporation an opinion of counsel, satisfactory to the corporation, to the effect that the proposed transaction will neither constitute nor result in any violation of the registration requirements of any applicable federal securities laws or any applicable securities law of any jurisdiction.

17. <u>Transfer Records</u>. This Debenture shall be transferable only upon the transfer records of LAKEVIEW DEVELOPMENT CORPORATION maintained for that purpose. LAKEVIEW DEVELOPMENT CORPORATION shall be entitled to treat the registered owner of this Debenture as the Debenture Holder for all purposes, regardless of any conflicting claims. Upon presentation and surrender of this Debenture to LAKEVIEW DEVELOPMENT CORPORATION duly endorsed by the Debenture Holder for transfer, LAKEVIEW DEVELOPMENT CORPORATION shall issue a new debenture in the name of the transferee. Any assignee or transferee shall be bound by all of the terms, conditions and restrictions contained in this Debenture.

18. <u>Notices</u>. Notices shall be given to the parties by personal delivery or by certified mail or courier delivery at the following addresses:

If to LAKEVIEW DEVELOPMENT CORPORATION:

Lakeview Development Corporation
5251 DTC Parkway, Suite 1185
Englewood, Colorado 80111

If to the Debenture Holder:

David M. Summers
5251 DTC Parkway, Suite 1185
Englewood, Colorado 80111

Either party may change its address for notice purposes by providing written notice to the other party.

19. Miscellaneous. Whenever used in this Debenture, the singular number shall include the plural, the plural the singular, the use of any gender shall be applicable to all genders, and the words "LAKEVIEW DEVELOPMENT CORPORATION" and "Debenture Holder" shall be deemed to include their respective heirs, personal representatives, successors and assigns.

IN WITNESS WHEREOF, LAKEVIEW DEVELOPMENT CORPORATION has executed this Debenture as of the day, month and year appearing above.

LAKEVIEW DEVELOPMENT CORPORATION,
a Colorado corporation

By: /s/ David M. Summers
David M. Summers, President

EXHIBIT 3.22

MEMORANDUM

DATE: December 31, 2003

SUBJECT: Extension of Due Date on Series II Debentures

The purpose of this Memorandum is to confirm that the Maturity Date on each of the following Series II 10% Per Annum Convertible Debentures has been extended to June 30, 2005:

Amount	Date Issued
$ 390,000.00	December 24, 2001
$ 77,172.00	December 31, 2001
$ 102,197.45	December 31, 2001
$ 630.55	December 31, 2002
$ 570,000.00	

LAKEVIEW DEVELOPMENT CORPORATION

By: /s/ David M. Summers
David M. Summers, President

SERIES II DEBENTURE HOLDER

/s/ David M. Summers
David M. Summers, Individually

EXHIBIT 3.23

The printed portions of this form, except differentiated additions, have been approved by the Colorado Real Estate Commission. (NTD81-5-04)

IF THIS FORM IS USED IN A CONSUMER CREDIT TRANSACTION, CONSULT LEGAL COUNSEL.

THIS IS A LEGAL INSTRUMENT. IF NOT UNDERSTOOD, LEGAL, TAX OR OTHER COUNSEL SHOULD BE CONSULTED BEFORE SIGNING.

PROMISSORY NOTE

U.S. $ 10,000.00 Englewood, Colorado

Date: November 8, 2004

1. FOR VALUE RECEIVED, the undersigned (Borrower) promise(s) to pay

WENDY CHAO and FRANK CHAO

or order, (Note Holder) the principal sum of Ten Thousand and no/100-------------------------

U.S. Dollars, with interest on the unpaid principal balance from Nov. 8, 2004, until paid, at the rate of 10 percent per annum. Principal and interest shall be payable at 14031 West Center Drive, Lakewood, Colorado 80228, or such other place as the Note Holder may designate, in one payment of interest only in advance, with principal due at maturity on November 8, 2005. xxxxxxxxxx). xxxxxxxxxxxxxxxxxxxxxxxxx, xxxxxxx.
Such payments shall continue until the entire indebtedness evidenced by this Note is fully paid; provided, however, if not sooner paid, the entire principal amount outstanding and accrued interest thereon, shall be due and payable on November 8, 2005.

2. Borrower shall pay to the Note Holder a late charge of 5 % of any payment not received by the Note Holder within 10 days after the payment is due.

3. Payments received for application to this Note shall be applied first to the payment of late charges, if any, second to the payment of accrued interest at the rate specified below, if any, third, to accrued interest first specified above, and the balance applied in reduction of the principal amount hereof.

4. If any payment required by this Note is not paid when due, xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx the entire principal amount outstanding and accrued interest thereon shall at once become due and payable at the option of the Note Holder (Acceleration); and the indebtedness shall bear interest at the rate of 12 percent per annum from the date of default. The Note Holder shall be entitled to collect all reasonable costs and expense of collection and/or suit, including, but not limited to reasonable attorneys' fees.

5. Borrower may prepay the principal amount outstanding under this Note, in whole or in part, at any time without penalty. xxxxxx

Bradford Publishing, 1743 Wazee St., Denver, CO 80202 — (303) 292-2500 — www.bradfordpublishing.com — 7-04

Any partial prepayment shall be applied against the principal amount outstanding and shall not postpone the due date of any subsequent payments or change the amount of such payments.

6. Borrower and all other makers, sureties, guarantors, and endorsers hereby waive presentment, notice of dishonor and protest, and they hereby agree to any extensions of time of payment and partial payments before, at, or after maturity. This Note shall be the joint and several obligation of Borrower and all other makers, sureties, guarantors and endorsers, and their successors and assigns.

7. Any notice to Borrower provided for in this Note shall be in writing and shall be given and be effective upon (1) delivery to Borrower or (2) mailing such notice by first-class U.S. mail, addressed to Borrower at the Borrower's address stated below, or to such other address as Borrower may designate by notice to the Note Holder. Any notice to the Note Holder shall be in writing and shall be given and be effective upon (1) delivery to Note Holder or (2) by mailing such notice by first-class U.S. mail, to the Note Holder at the address stated in the first paragraph of this Note, or to such other address as Note Holder may designate by notice to Borrower.

8. ~~The indebtedness evidenced by this Note is secured by a Deed of Trust dated~~ ______________________________, ~~and until released said Deed of Trust contains additional rights of the Note Holder. Such rights may cause Acceleration of the indebtedness evidenced by this Note. Reference is made to said Deed of Trust for such additional terms. Said Deed of Trust grants rights in the property identified as follows:~~

Property address: ____

______________________, Colorado ______________________________

(CAUTION: SIGN ORIGINAL NOTE ONLY/RETAIN COPY)

IF BORROWER IS NATURAL PERSON(S):

______________________________ ______________________________

______________________________ doing business as ______________________

IF BORROWER IS CORPORATION:

ATTEST:

Lakeview Development Corporation
Name of Corporation

____
Secretary

by [signature]
President
David M. Summers, President

(SEAL)

IF BORROWER IS PARTNERSHIP:

____
Name of Partnership

______________________________ by ______________________________
General Partner

Borrower's address: ____

____

KEEP THIS NOTE IN A SAFE PLACE. ~~THE ORIGINAL OF THIS NOTE MUST BE EXHIBITED TO THE PUBLIC TRUSTEE IN ORDER TO RELEASE A DEED OF TRUST SECURING THIS NOTE.~~

EXHIBIT 3.24

The printed portions of this form approved by the Colorado Real Estate Commission. (NTD 81-11-83)

IF THIS FORM IS USED IN A CONSUMER CREDIT TRANSACTION, CONSULT LEGAL COUNSEL.

THIS IS A LEGAL INSTRUMENT. IF NOT UNDERSTOOD, LEGAL, TAX OR OTHER COUNSEL SHOULD BE CONSULTED BEFORE SIGNING.

PROMISSORY NOTE

U.S. $ 200,000.00

Englewood, Colorado
June 30, 2004

1. FOR VALUE RECEIVED, the undersigned (Borrower) promise(s) to pay EAST CHEMICAL, S.A.

or order, (Note Holder) the principal sum of Two Hundred Thousand and no/100------------------------

U.S. Dollars, with interest on the unpaid principal balance from June 30, 2004, until paid, at the rate of thirteen (13) percent per annum. Principal and interest shall be payable at 7424 LaQuinta Lane, Lone Tree, Colorado 80124, or such other place as the Note Holder may designate, in a lump sum payment of all principal and accrued interest due on or before June 30, 2005, payable by check or wire transfer XXXXX

XXXXX ______ XXXXXXX ______ XXXXXX ______,

XXXXXXX ______, ______. Such payments shall continue until the entire indebtedness evidenced by this Note is fully paid; provided, however, if not sooner paid, the entire principal amount outstanding and accrued interest thereon, shall be due and payable on June 30, 2005. Borrower shall provide at least 10 days prior written notice of any intent to prepay this Note.

2. Borrower shall pay to the Note Holder a late charge of ten (10)% of any payment not received by the Note Holder within 15 days after the payment is due.

3. Payments received for application to this Note shall be applied first to the payment of late charges, if any, second to the payment of accrued interest at the rate specified below, if any, third, to accrued interest first specified above, and the balance applied in reduction of the principal amount hereof.

4. If any payment required by this Note is not paid when due, or if any default under any Deed of Trust securing this Note occurs, the entire principal amount outstanding and accrued interest thereon shall at once become due and payable at the option of the Note Holder (Acceleration); and the indebtedness shall bear interest at the rate of 18 percent per annum from the date of default. The Note Holder shall be entitled to collect all reasonable costs and expense of collection and/or suit, including, but not limited to reasonable attorneys' fees.

5. Borrower may prepay the principal amount outstanding under this Note, in whole or in part, at any time without penalty XXXXX

Any partial prepayment shall be applied against the principal amount oustanding and shall not postpone the due date of any subsequent payments or change the amount of such payments.

Bradford Publishing, 1743 Wazee St., Denver, CO 80202 — (303) 292-2500 — www.bradfordpublishing.com — 3-01

6. Borrower and all other makers, sureties, guarantors, and endorsers hereby waive presentment, notice of dishonor and protest, and they hereby agree to any extensions of time of payment and partial payments before, at, or after maturity. This Note shall be the joint and several obligation of Borrower and all other makers, sureties, guarantors and endorsers, and their successors and assigns.

7. Any notice to Borrower provided for in this Note shall be in writing and shall be given and be effective upon (1) delivery to Borrower or (2) mailing such notice by first-class U.S. mail, addressed to Borrower at the Borrower's address stated below, or to such other address as Borrower may designate by notice to the Note Holder. Any notice to the Note Holder shall be in writing and shall be given and be effective upon (1) delivery to Note Holder or (2) by mailing such notice by first-class U.S. mail, to the Note Holder at the address stated in the first paragraph of this Note, or to such other address as Note Holder may designate by notice to Borrower.

8. ~~[illegible]~~ ______________________, ______ ~~[illegible]~~

Property address: ____,

______________________, Colorado ______________________

(CAUTION: SIGN ORIGINAL NOTE ONLY/RETAIN COPY)

IF BORROWER IS NATURAL PERSON(S):

______________________ ______________________

______________________ doing business as ______________________

IF BORROWER IS CORPORATION:

ATTEST:

______________________ Secretary

LAKEVIEW DEVELOPMENT CORPORATION
Name of Corporation

by ______________________ President
David M. Summers, President

IF BOR[ROWER IS PARTNERSHIP:]

____
Name of Partnership

by ______________________
General Partner

Borrower's address: ____

____

KEEP THIS NOTE IN A SAFE PLACE. ~~[illegible]~~

MEMORANDUM

DATE: December 31, 2004

SUBJECT: Extension of Maturity Date

The purpose of this Memorandum is to confirm that the Maturity Date on that certain Promissory Note dated June 30, 2004, with a current outstanding principal balance of $200,000, has been extended to June 30, 2006. All other terms and conditions of the Note shall remain the same.

LAKEVIEW DEVELOPMENT CORPORATION

By: ______________________
David M. Summers, President

NOTE HOLDER

EAST CHEMICAL, S.A.

By: ______________________
Dmitry K. Sukhanov, Director

EXHIBIT 3.25

The printed portions of this form approved by the Colorado Real Estate Commission. (NTD 81-11-83)

IF THIS FORM IS USED IN A CONSUMER CREDIT TRANSACTION, CONSULT LEGAL COUNSEL.

THIS IS A LEGAL INSTRUMENT. IF NOT UNDERSTOOD, LEGAL, TAX OR OTHER COUNSEL SHOULD BE CONSULTED BEFORE SIGNING.

PROMISSORY NOTE

U.S. $ 50,000.00

Englewood, Colorado
May 17, 2004

1. FOR VALUE RECEIVED, the undersigned (Borrower) promise(s) to pay KAREN WILSON-JOHNSON

or order, (Note Holder) the principal sum of Fifty Thousand and no/100----------------------------

U.S. Dollars, with interest on the unpaid principal balance from May 17, 2004, until paid, at the rate of ten (10) percent per annum. Principal and interest shall be payable at 969 South Kipling Parkway, Lakewood, Colorado 80226, or such other place as the Note Holder may designate, in a lump sum payment of all principal and accrued interest due at maturity. XXXXXX XXXXX XXXXXXXXXX XXXXXXXXX, XXXXXXXXX ________, ________. Such payments shall continue until the entire indebtedness evidenced by this Note is fully paid; provided, however, if not sooner paid, the entire principal amount outstanding and accrued interest thereon, shall be due and payable on May 17, 2005.

2. Borrower shall pay to the Note Holder a late charge of ten (10) % of any payment not received by the Note Holder within 10 days after the payment is due.

3. Payments received for application to this Note shall be applied first to the payment of late charges, if any, second to the payment of accrued interest at the rate specified below, if any, third, to accrued interest first specified above, and the balance applied in reduction of the principal amount hereof.

4. If any payment required by this Note is not paid when due, or if any default under any Deed of Trust securing this Note occurs, the entire principal amount outstanding and accrued interest thereon shall at once become due and payable at the option of the Note Holder (Acceleration); and the indebtedness shall bear interest at the rate of 12 percent per annum from the date of default. The Note Holder shall be entitled to collect all reasonable costs and expense of collection and/or suit, including, but not limited to reasonable attorneys' fees.

5. Borrower may prepay the principal amount outstanding under this Note, in whole or in part, at any time without penalty. XXXXX

Any partial prepayment shall be applied against the principal amount outstanding and shall not postpone the due date of any subsequent payments or change the amount of such payments.

Bradford Publishing, 1743 Wazee St., Denver, CO 80202 — (303) 292-2500 — www.bradfordpublishing.com — 8-02

6. Borrower and all other makers, sureties, guarantors, and endorsers hereby waive presentment, notice of dishonor and protest, and they hereby agree to any extensions of time of payment and partial payments before, at, or after maturity. This Note shall be the joint and several obligation of Borrower and all other makers, sureties, guarantors and endorsers, and their successors and assigns.

7. Any notice to Borrower provided for in this Note shall be in writing and shall be given and be effective upon (1) delivery to Borrower or (2) mailing such notice by first-class U.S. mail, addressed to Borrower at the Borrower's address stated below, or to such other address as Borrower may designate by notice to the Note Holder. Any notice to the Note Holder shall be in writing and shall be given and be effective upon (1) delivery to Note Holder or (2) by mailing such notice by first-class U.S. mail, to the Note Holder at the address stated in the first paragraph of this Note, or to such other address as Note Holder may designate by notice to Borrower.

8. [illegible]

Property address: ____,

____________________, Colorado ______________________________________

(CAUTION: SIGN ORIGINAL NOTE ONLY/RETAIN COPY)

IF BORROWER IS NATURAL PERSON(S):

______________________________ ______________________________

______________________________ doing business as ______________________

IF BORROWER IS CORPORATION:

ATTEST:

LAKEVIEW DEVELOPMENT CORPORATION
Name of Corporation

by ______________________________
President
David M. Summers, President

____

…HIP:

____
Name of Partnership

______________________________ by ______________________________
General Partner

Borrower's address: ____

____

KEEP THIS NOTE IN A SAFE PLACE. [illegible]

MEMORANDUM

DATE: December 31, 2004

SUBJECT: <u>Extension of Maturity Date</u>

The purpose of this Memorandum is to confirm that the Maturity Date on that certain Promissory Note dated May 17, 2004, with a current outstanding principal balance of $50,000, has been extended to May 17, 2006. All other terms and conditions of the Note shall remain the same.

LAKEVIEW DEVELOPMENT CORPORATION

By: ______________________________
David M. Summers, President

NOTE HOLDER

____
Karen Wilson-Johnson

EXHIBIT 3.26

The printed portions of this form, except differentiated additions, have been approved by the Colorado Real Estate Commission. (NTD81-5-04)

IF THIS FORM IS USED IN A CONSUMER CREDIT TRANSACTION, CONSULT LEGAL COUNSEL.

THIS IS A LEGAL INSTRUMENT. IF NOT UNDERSTOOD, LEGAL, TAX OR OTHER COUNSEL SHOULD BE CONSULTED BEFORE SIGNING.

PROMISSORY NOTE

U.S. $35,000.00 Englewood, Colorado

Date: September 12, 2004

1. FOR VALUE RECEIVED, the undersigned (Borrower) promise(s) to pay Karen Wilson-Johnson

or order, (Note Holder) the principal sum of Thirty Five Thousand and No/100------------------

U.S. Dollars, with interest on the unpaid principal balance from September 12, 2004, until paid, at the rate of 10 percent per annum. Principal and interest shall be payable at 969 South Kipling Parkway, Lakewood, Colorado 80226, or such other place as the Note Holder may designate, in 1 payments of lump sum of all principal and accrued interest due at maturity. ~~Dollars (U.S. $~~), ~~due on the~~ ~~day of each~~ ~~beginning~~ .
Such payments shall continue until the entire indebtedness evidenced by this Note is fully paid; provided, however, if not sooner paid, the entire principal amount outstanding and accrued interest thereon, shall be due and payable on September 12, 2005.

2. Borrower shall pay to the Note Holder a late charge of 10 % of any payment not received by the Note Holder within 10 days after the payment is due.

3. Payments received for application to this Note shall be applied first to the payment of late charges, if any, second to the payment of accrued interest at the rate specified below, if any, third, to accrued interest first specified above, and the balance applied in reduction of the principal amount hereof.

4. If any payment required by this Note is not paid when due, or if any default under any Deed of Trust securing this Note occurs, the entire principal amount outstanding and accrued interest thereon shall at once become due and payable at the option of the Note Holder (Acceleration); and the indebtedness shall bear interest at the rate of 12 percent per annum from the date of default. The Note Holder shall be entitled to collect all reasonable costs and expense of collection and/or suit, including, but not limited to reasonable attorneys' fees.

5. Borrower may prepay the principal amount outstanding under this Note, in whole or in part, at any time without penalty ~~except~~

Any partial prepayment shall be applied against the principal amount outstanding and shall not postpone the due date of any subsequent payments or change the amount of such payments.

6. Borrower and all other makers, sureties, guarantors, and endorsers hereby waive presentment, notice of dishonor and protest, and they hereby agree to any extensions of time of payment and partial payments before, at, or after maturity. This Note shall be the joint and several obligation of Borrower and all other makers, sureties, guarantors and endorsers, and their successors and assigns.

7. Any notice to Borrower provided for in this Note shall be in writing and shall be given and be effective upon (1) delivery to Borrower or (2) mailing such notice by first-class U.S. mail, addressed to Borrower at the Borrower's address stated below, or to such other address as Borrower may designate by notice to the Note Holder. Any notice to the Note Holder shall be in writing and shall be given and be effective upon (1) delivery to Note Holder or (2) by mailing such notice by first-class U.S. mail, to the Note Holder at the address stated in the first paragraph of this Note, or to such other address as Note Holder may designate by notice to Borrower.

~~The indebtedness evidenced by this Note is secured by a Deed of Trust dated~~ ______________________, ~~and until released said Deed of Trust contains additional rights of the Note Holder. Such rights may cause Acceleration of the indebtedness evidenced by this Note. Reference is made to said Deed of Trust for such additional terms. Said Deed of Trust grants rights in the property identified as follows:~~

Property address: ____

______________________, Colorado ______________________________

(CAUTION: SIGN ORIGINAL NOTE ONLY/RETAIN COPY)

IF BORROWER IS NATURAL PERSON(S):

______________________________ ______________________________

______________________________ doing business as ______________________________

IF BORROWER IS CORPORATION:

ATTEST:

LAKEVIEW DEVELOPMENT CORPORATION CORPORATE SEAL 1999 COLORADO

____

Lakeview Development Corporation
Name of Corporation

by ______________________________
President
David M. Summers, President

IF BORROWER IS PARTNERSHIP:

______________________________ ______________________________
Name of Partnership

by ______________________________
General Partner

Borrower's address: ____

____

KEEP THIS NOTE IN A SAFE PLACE. ~~THE ORIGINAL OF THIS NOTE MUST BE SURRENDERED TO THE PUBLIC TRUSTEE WITH REQUEST FOR RELEASE OF DEED OF TRUST SECURING THIS NOTE.~~

MEMORANDUM

DATE: December 31, 2004

SUBJECT: Extension of Maturity Date

The purpose of this Memorandum is to confirm that the Maturity Date on that certain Promissory Note dated September 12, 2004, with a current outstanding principal balance of $35,000, has been extended to September 12, 2006. All other terms and conditions of the Note shall remain the same.

LAKEVIEW DEVELOPMENT CORPORATION

By: ______________________
David M. Summers, President

NOTE HOLDER

____
Karen Wilson-Johnson

EXHIBIT 3.27

The printed portions of this form approved by the Colorado Real Estate Commission. (NTD 81-11-83)

IF THIS FORM IS USED IN A CONSUMER CREDIT TRANSACTION, CONSULT LEGAL COUNSEL.

THIS IS A LEGAL INSTRUMENT. IF NOT UNDERSTOOD, LEGAL, TAX OR OTHER COUNSEL SHOULD BE CONSULTED BEFORE SIGNING.

PROMISSORY NOTE

U.S. $ 20,000.00

Englewood, Colorado
July 25, 2004

1. FOR VALUE RECEIVED, the undersigned (Borrower) promise(s) to pay YING QUAN LIANG

or order, (Note Holder) the principal sum of Twenty Thousand and no/100--------------------

U.S. Dollars, with interest on the unpaid principal balance from July 25, 2004, until paid, at the rate of ten (10) percent per annum. Principal and interest shall be payable at 1906 Corriedale Drive Fort Collins, Colorado 80526, or such other place as the Note Holder may designate, in a lump sum payment of all principal and accrued interest _______ Dollars (U.S. $ _______), due on ~~the~~ ~~day of each~~ July 25, 2005, beginning _______, ____. Such payments shall continue until the entire indebtedness evidenced by this Note is fully paid; provided, however, if not sooner paid, the entire principal amount outstanding and accrued interest thereon, shall be due and payable on July 25, 2005, ____.

2. Borrower shall pay to the Note Holder a late charge of 10 % of any payment not received by the Note Holder within 10 days after the payment is due.

3. Payments received for application to this Note shall be applied first to the payment of late charges, if any, second to the payment of accrued interest at the rate specified below, if any, third, to accrued interest first specified above, and the balance applied in reduction of the principal amount hereof.

4. If any payment required by this Note is not paid when due, or if any default under any Deed of Trust securing this Note occurs, the entire principal amount outstanding and accrued interest thereon shall at once become due and payable at the option of the Note Holder (Acceleration); and the indebtedness shall bear interest at the rate of 18 percent per annum from the date of default. The Note Holder shall be entitled to collect all reasonable costs and expense of collection and/or suit, including, but not limited to reasonable attorneys' fees.

5. Borrower may prepay the principal amount outstanding under this Note, in whole or in part, at any time without penalty. ~~except~~

Any partial prepayment shall be applied against the principal amount oustanding and shall not postpone the due date of any subsequent payments or change the amount of such payments.

Bradford Publishing, 1743 Wazee St., Denver, CO 80202 — 303-292-2500 — www.bradfordpublishing.com — 7-00

6. Borrower and all other makers, sureties, guarantors, and endorsers hereby waive presentment, notice of dishonor and protest, and they hereby agree to any extensions of time of payment and partial payments before, at, or after maturity. This Note shall be the joint and several obligation of Borrower and all other makers, sureties, guarantors and endorsers, and their successors and assigns.

7. Any notice to Borrower provided for in this Note shall be in writing and shall be given and be effective upon (1) delivery to Borrower or (2) mailing such notice by first-class U.S. mail, addressed to Borrower at the Borrower's address stated below, or to such other address as Borrower may designate by notice to the Note Holder. Any notice to the Note Holder shall be in writing and shall be given and be effective upon (1) delivery to Note Holder or (2) by mailing such notice by first-class U.S. mail, to the Note Holder at the address stated in the first paragraph of this Note, or to such other address as Note Holder may designate by notice to Borrower.

8. ~~The indebtedness evidenced by this Note is secured by a Deed of Trust dated~~ ______________________, ______, ~~and until released said Deed of Trust contains additional rights of the Note Holder. Such rights may cause acceleration of the indebtedness evidenced by this Note. Reference is made to said Deed of Trust for such additional terms. Said Deed of Trust grants rights in the property identified as follows:~~

Property address: ____,

______________________, Colorado ______________________

(CAUTION: SIGN ORIGINAL NOTE ONLY/RETAIN COPY)

IF BORROWER IS NATURAL PERSON(S):

______________________ ______________________

______________________ doing business as ______________________

IF BORROWER IS CORPORATION:



LAKEVIEW DEVELOPMENT CORPORATION
CORPORATE
SEAL
1999
COLORADO

LAKEVIEW DEVELOPMENT CORPORATION
Name of Corporation

______________________ Secretary

by ______________________ President
David M. Summers,

SHIP:

____
Name of Partnership

by ______________________
General Partner

Borrower's address: ____

____

KEEP THIS NOTE IN A SAFE PLACE. ~~THE ORIGINAL OF THIS NOTE MUST BE EXHIBITED TO THE PUBLIC TRUSTEE IN ORDER TO RELEASE A DEED OF TRUST SECURING THIS NOTE.~~

MEMORANDUM

DATE: December 31, 2004

SUBJECT: Extension of Maturity Date

The purpose of this Memorandum is to confirm that the Maturity Date on that certain Promissory Note dated July 25, 2004, with a current outstanding principal balance of $20,000, has been extended to January 15, 2006. All other terms and conditions of the Note shall remain the same.

LAKEVIEW DEVELOPMENT CORPORATION

By: ______________________
David M. Summers, President

NOTE HOLDER

____
Ying Quan Liang

EXHIBIT 3.28

The printed portions of this form, except differentiated additions, have been approved by the Colorado Real Estate Commission. (NTD81-5-04)

IF THIS FORM IS USED IN A CONSUMER CREDIT TRANSACTION, CONSULT LEGAL COUNSEL.

THIS IS A LEGAL INSTRUMENT. IF NOT UNDERSTOOD, LEGAL, TAX OR OTHER COUNSEL SHOULD BE CONSULTED BEFORE SIGNING.

PROMISSORY NOTE

U.S. $150,000.00 Englewood, Colorado

Date: September 16, 2004

1. FOR VALUE RECEIVED, the undersigned (Borrower) promise(s) to pay Staci L. Wetzler

or order, (Note Holder) the principal sum of One Hundred Fifty Thousand and No/100-----

U.S. Dollars, with interest on the unpaid principal balance from September 15, 2004 until paid, at the rate of 10 percent per annum. Principal and interest shall be payable at ______________________________,

or such other place as the Note Holder may designate, in 1 payments of a lump sum of all principal and accrued interest due on or ~~Dollars (U.S. $~~ before), ~~due on the~~ ________ ~~day of each~~ ________, ~~beginning~~ January 15, 2006. Such payments shall continue until the entire indebtedness evidenced by this Note is fully paid; provided, however, if not sooner paid, the entire principal amount outstanding and accrued interest thereon, shall be due and payable on January 15, 2006.

2. Borrower shall pay to the Note Holder a late charge of N/A % of any payment not received by the Note Holder within ________ days after the payment is due.

3. Payments received for application to this Note shall be applied first to the payment of late charges, if any, second to the payment of accrued interest at the rate specified below, if any, third, to accrued interest first specified above, and the balance applied in reduction of the principal amount hereof.

4. If any payment required by this Note is not paid when due, or if any default under any Deed of Trust securing this Note occurs, the entire principal amount outstanding and accrued interest thereon shall at once become due and payable at the option of the Note Holder (Acceleration); and the indebtedness shall bear interest at the rate of 18 percent per annum from the date of default. The Note Holder shall be entitled to collect all reasonable costs and expense of collection and/or suit, including, but not limited to reasonable attorneys' fees.

5. Borrower may prepay the principal amount outstanding under this Note, in whole or in part, at any time without penalty ~~except~~.

Bradford Publishing, 1743 Wazee St., Denver, CO 80202 — (303) 292-2500 — www.bradfordpublishing.com — 7-04

Any partial prepayment shall be applied against the principal amount outstanding and shall not postpone the due date of any subsequent payments or change the amount of such payments.

6. Borrower and all other makers, sureties, guarantors, and endorsers hereby waive presentment, notice of dishonor and protest, and they hereby agree to any extensions of time of payment and partial payments before, at, or after maturity. This Note shall be the joint and several obligation of Borrower and all other makers, sureties, guarantors and endorsers, and their successors and assigns.

7. Any notice to Borrower provided for in this Note shall be in writing and shall be given and be effective upon (1) delivery to Borrower or (2) mailing such notice by first-class U.S. mail, addressed to Borrower at the Borrower's address stated below, or to such other address as Borrower may designate by notice to the Note Holder. Any notice to the Note Holder shall be in writing and shall be given and be effective upon (1) delivery to Note Holder or (2) by mailing such notice by first-class U.S. mail, to the Note Holder at the address stated in the first paragraph of this Note, or to such other address as Note Holder may designate by notice to Borrower.

~~8. The indebtedness evidenced by this Note is secured by a Deed of Trust dated~~ ______________________________, ~~and until released said Deed of Trust contains additional rights of the Note Holder. Such rights may cause acceleration of the indebtedness evidenced by this Note. Reference is made to said Deed of Trust for such additional terms. Said Deed of Trust grants rights in the property identified as follows:~~

Property address: ____

______________________, Colorado ____

(CAUTION: SIGN ORIGINAL NOTE ONLY/RETAIN COPY)

IF BORROWER IS NATURAL PERSON(S):

______________________________ ______________________________

______________________________ doing business as ______________________________

IF BORROWER IS CORPORATION:

ATTEST: Lakeview Development Corporation

Name of Corporation

______________________________ by ______________________________

Secretary President

David M. Summers, President

(SEAL)

IF BORROWER IS PARTNERSHIP:

____

Name of Partnership

______________________________ by ______________________________

General Partner

Borrower's address: ____

____

KEEP THIS NOTE IN A SAFE PLACE. ~~THE ORIGINAL OF THIS NOTE MUST BE EXHIBITED TO THE PUBLIC TRUSTEE IN ORDER TO RELEASE A DEED OF TRUST SECURING THIS NOTE~~

EXHIBIT 3.29

LOAN AGREEMENT

THIS LOAN AGREEMENT (this "Agreement"), dated as of the 30th day of December, 2004, is between WALTER HUANG ("Lender") and LAKEVIEW DEVELOPMENT CORPORATION, a Colorado corporation ("Borrower").

WHEREAS, In order to foster the continued success of Borrower in connection with its land development activities, Lender has agreed to lend up to $500,000 to Borrower upon certain conditions; and

WHEREAS, the parties desire to enter into a Loan Agreement in order to describe their respective rights and obligations with respect to such loan;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

ARTICLE I

Loans

Section 1.1 Loan Commitment. Subject to the terms and conditions of this Agreement, the Lender agrees to make loans to the Borrower, from time to time during the term of this Agreement, in an aggregate principal amount not exceeding Five Hundred Thousand and no/100 Dollars ($500,000) (collectively, the "Loan").

Section 1.2 Promissory Notes. The Borrower's obligation to repay loans made pursuant to this Agreement shall be evidenced by the Borrower's promissory notes ("Promissory Notes"), each in substantially the same form as the promissory note attached to this Agreement as Exhibit 1, payable to the order of the Lender and bearing interest as provided in Section 1.3 of this Agreement.

Section 1.3 Interest Rate. All loans made under this Agreement shall bear interest on the unpaid principal balance at the rate of ten percent (10%) per annum. Payments of interest only shall be made on a quarterly basis, at the end of each calendar quarter, with all outstanding principal and any remaining accrued interest due on or before January 15, 2006.

Section 1.4 Personal Guaranty. Each of the Promissory Notes shall be personally guaranteed by David M. Summers, individually, pursuant to a guaranty agreement, in substantially the same form as the Guaranty Agreement attached to this Agreement as Exhibit 2.

Section 1.5 Method of Borrowing. At least three business days before additional funds are required by the Borrower, the Borrower shall give the Lender notice specifying the amount of additional funds to be borrowed and the expected use of proceeds from such loan.

Section 1.6 Term. The term of this Agreement shall begin on December 31, 2004 and end on January 15, 2006.

Section 1.7 Loan Administration Fee. Borrower shall pay to Lender a one time fee of Five Hundred and no/100 Dollars ($500) as compensation for administrative expenses associated with loans expected to be made under this Agreement.

ARTICLE II

Borrower's Representations, Warranties and Covenants

Borrower hereby represents and warrants to, and covenants with Lender as follows:

Section 2.1 No Violation Other Agreement. There is no provision of any contract or agreement to which Borrower is a party which could be contravened or violated by any of the agreements made or actions to be taken under this Agreement by Borrower.

Section 2.2 No Adverse Proceedings. There is no action, suit, proceeding or investigation pending or threatened against or affecting Borrower which might adversely affect Borrower's ability to perform its obligations to Lender.

Section 2.3 Organization, Authority, Power, Etc. Borrower (a) is duly organized and validity existing under the laws of the State of Colorado and has complied with all conditions prerequisite to its doing business in the State of Colorado, (b) has the power and authority to own its properties, and (c) is, in all material respects, in compliance with all laws, regulations, ordinances, and orders of public authorities applicable to it.

Section 2.4 Validity of Loan Instruments. The execution, delivery and performance by Borrower of this Agreement and of documents delivered to Lender in connection with this Agreement, (a) are within the powers of Borrower, (b) have been duly authorized by all requisite actions on the part of Borrower, (c) do not require additional approval of any governmental authority, and (d) will not violate any provision of law, any order of any court or other governmental authority, or any indenture, agreement or other instruments to which Borrower is bound or is a party. This Agreement and such documents are the legal, valid and binding obligations of Borrower enforceable in accordance with their respective terms.

ARTICLE III

Default of Borrower

Section 3.1 Nonpayment. The nonpayment of any installment of principal or interest when due under loans made pursuant to this Agreement shall constitute a default under this Agreement by Borrower.

Section 3.2 Other Defaults. The intentional or unintentional occurrence of any of the following events shall constitute a default under this Agreement by Borrower:

(a) any third person shall obtain an order or decree in any court of competent jurisdiction enjoining or prohibiting Borrower or Lender from performing this Agreement; or

(b) Borrower shall breach or violate any covenant or agreement contained in any other agreement securing, evidencing or relating to loans made under this Agreement (unless cured within any applicable grace period).

ARTICLE IV

Lender's Rights in Event of Default by Borrower

In the event of a default by Borrower under this Agreement, Lender may exercise any or all of the following rights, without notice to Borrower:

Section 4.1 Terminate Advances. Lender may refuse to make further advances under this Agreement. (This right may be exercised by Lender prior to any default by Borrower if an event has occurred which would become a default if not cured within the applicable grace period, if any.)

Section 4.2 Accelerate Indebtedness. The Lender may declare any outstanding indebtedness of Borrower to Lender, together with all accrued interest thereon, immediately due and payable.

ARTICLE V

Other Terms and Conditions

Section 5.1 Governing Law. This Agreement and all matters relating to loans made under this Agreement shall be governed by the laws of the State of Colorado, as applied to contracts made and to be performed entirely within the State of Colorado.

Section 5.2 Lender's Rights Optional. Wherever in this Agreement Lender is authorized or given the right to take any action, Lender may exercise or refrain from exercising such right at its sole option. Lender shall not be liable for any failure to exercise any such right or for any delay in exercising any such right.

Section 5.3 Rights, Remedies, Powers. Each and every right, remedy and power granted to Lender under this Agreement shall be cumulative and in addition to any other right, remedy or power in this Agreement specifically granted or now or hereafter existing in equity, at law, or by virtue of statute or otherwise and may be exercised by Lender from time to time concurrently or independently and as often and in such order as Lender may deem expedient. Any failure or delay on the part of Lender in exercising any such right, remedy or power, or abandonment or discontinuance of steps to enforce the same, shall not operate as a waiver thereof or affect Lender's right thereafter to exercise the same.

Section 5.4 Modification, Waiver, Consent. Any modification or waiver of any provision of this Agreement, or any consent to any departure by Borrower therefrom, shall not be effective unless the same is in writing and signed by Lender, and then such modification, waiver or consent shall be effective in the specific instance and for the specific purpose given. The giving by Lender of any notice to or demand on Borrower not specifically required of Lender under this Agreement shall not entitle Borrower to any other further notice or demand in the same, similar or other circumstances. Any advance of loan proceeds under this Agreement shall not constitute a waiver of any of the conditions of Lender's obligation to make further advances nor, in the event Borrower is unable to satisfy any such conditions, shall any such waiver have the effect of precluding Lender from thereafter declaring such inability to be a default under this Agreement.

Section 5.5 Time of Essence. Time is of the essence in this Agreement.

Section 5.6 Severability; Titles. In case any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable in any respect by any court or other entity having the authority to do so, the validity of the remaining provisions of this Agreement shall be in no way affected, prejudiced or disturbed. The titles and the Articles and Sections of this Agreement are for reference purposes only and do not constitute part of this Agreement.

Section 5.7 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute the same agreement.

Section 5.8 Entire Agreement. This Agreement contains the entire agreement between the Lender and Borrower with respect to its subject matter.

Section 5.9 Binding Effect; Benefit. This Agreement shall be binding upon and shall inure to the benefit of the heirs, successors and assigns of Lender, and the successors and permitted assigns of Borrower. This Agreement is not intended to benefit any other party other than Borrower, the permitted assigns of Borrower (if any), Lender and the heirs, successors and assigns of Lender.

IN WITNESS WHEREOF, the parties to this Agreement have executed this instrument as of the day and year first above written.

LENDER:

____
Walter Huang

BORROWER:

LAKEVIEW DEVELOPMENT CORPORATION

By: ______________________________
David M. Summers, President

EXHIBIT 1

Form of Promissory Notes

EXHIBIT 2

Form of Guaranty Agreements

and the Articles and Sections of this Agreement are for reference purposes only and do not constitute part of this Agreement.

Section 5.7 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute the same agreement.

Section 5.8 Entire Agreement. This Agreement contains the entire agreement between the Lender and Borrower with respect to its subject matter.

Section 5.9 Binding Effect; Benefit. This Agreement shall be binding upon and shall inure to the benefit of the heirs, successors and assigns of Lender, and the successors and permitted assigns of Borrower. This Agreement is not intended to benefit any other party other than Borrower, the permitted assigns of Borrower (if any), Lender and the heirs, successors and assigns of Lender.

IN WITNESS WHEREOF, the parties to this Agreement have executed this instrument as of the day and year first above written.

LENDER:

Walter Huang

BORROWER:

LAKEVIEW DEVELOPMENT CORPORATION

By: ______________________
David M. Summers, President

EXHIBIT 3.30

The printed portions of this form, except differentiated additions, have been approved by the Colorado Real Estate Commission. (NTD81-5-04)

IF THIS FORM IS USED IN A CONSUMER CREDIT TRANSACTION, CONSULT LEGAL COUNSEL.

THIS IS A LEGAL INSTRUMENT. IF NOT UNDERSTOOD, LEGAL, TAX OR OTHER COUNSEL SHOULD BE CONSULTED BEFORE SIGNING.

PROMISSORY NOTE

U.S. $500,000.00 Englewood, Colorado

Date: December 31, 2004

1. FOR VALUE RECEIVED, the undersigned (Borrower) promise(s) to pay WALTER HUANG

or order, (Note Holder) the principal sum of Five Hundred Thousand and no/100----------------

U.S. Dollars, with interest on the unpaid principal balance from January 1, 2005, until paid, at the rate of 10 percent per annum. Principal and interest shall be payable at 1714 Topaz Drive, Suite 240, Loveland, Colorado 80537, or such other place as the Note Holder may designate, in ______ payments of accrued interest quarterly and all principal and remaining accrued interest due ~~xxxxxxxxx~~ on or before), ~~xxxxxxxx~~ ______ ~~xxxxxxxxxx~~ January 15, 2006, beginning ______. Such payments shall continue until the entire indebtedness evidenced by this Note is fully paid; provided, however, if not sooner paid, the entire principal amount outstanding and accrued interest thereon, shall be due and payable on January 15, 2006.

2. Borrower shall pay to the Note Holder a late charge of 10 % of any payment not received by the Note Holder within 10 days after the payment is due.

3. Payments received for application to this Note shall be applied first to the payment of late charges, if any, second to the payment of accrued interest at the rate specified below, if any, third, to accrued interest first specified above, and the balance applied in reduction of the principal amount hereof.

4. If any payment required by this Note is not paid when due, or if any default under any Deed of Trust securing this Note occurs, the entire principal amount outstanding and accrued interest thereon shall at once become due and payable at the option of the Note Holder (Acceleration); and the indebtedness shall bear interest at the rate of 18 percent per annum from the date of default. The Note Holder shall be entitled to collect all reasonable costs and expense of collection and/or suit, including, but not limited to reasonable attorneys' fees.

5. Borrower may prepay the principal amount outstanding under this Note, in whole or in part, at any time without penalty ~~except~~

Bradford Publishing, 1743 Wazee St., Denver, CO 80202 — (303) 292-2500 — www.bradfordpublishing.com — 7-04

Any partial prepayment shall be applied against the principal amount outstanding and shall not postpone the due date of any subsequent payments or change the amount of such payments.

6. Borrower and all other makers, sureties, guarantors, and endorsers hereby waive presentment, notice of dishonor and protest, and they hereby agree to any extensions of time of payment and partial payments before, at, or after maturity. This Note shall be the joint and several obligation of Borrower and all other makers, sureties, guarantors and endorsers, and their successors and assigns.

7. Any notice to Borrower provided for in this Note shall be in writing and shall be given and be effective upon (1) delivery to Borrower or (2) mailing such notice by first-class U.S. mail, addressed to Borrower at the Borrower's address stated below, or to such other address as Borrower may designate by notice to the Note Holder. Any notice to the Note Holder shall be in writing and shall be given and be effective upon (1) delivery to Note Holder or (2) by mailing such notice by first-class U.S. mail, to the Note Holder at the address stated in the first paragraph of this Note, or to such other address as Note Holder may designate by notice to Borrower.

8. ~~The indebtedness evidenced by this Note is secured by a Deed of Trust dated~~ ____________________, ~~and until released said Deed of Trust contains additional rights of the Note Holder. Such rights may cause acceleration of the indebtedness evidenced by this Note. Reference is made to said Deed of Trust for such additional terms. Said Deed of Trust grants rights in the property identified as follows:~~

8. The indebtedness evidenced by this Note shall be personally guaranteed by David M. Summers, pursuant to a Guaranty Agreement dated contemporaneously with this Note.

Property address: ________________________________

____________________, Colorado ____________________

(CAUTION: SIGN ORIGINAL NOTE ONLY/RETAIN COPY)

IF BORROWER IS NATURAL PERSON(S):

____________________ ____________________

____________________ doing business as ____________________

IF BORROWER IS CORPORATION:

ATTEST:

[signature]
Secretary

LAKEVIEW DEVELOPMENT CORPORATION
Name of Corporation
by [signature]
President David M. Summers, President

IF [illegible]P:

____
Name of Partnership
by ____________________
General Partner

Bor[illegible] ____________________

KEEP THIS NOTE IN A SAFE PLACE. ~~[illegible]~~

EXHIBIT 3.31

The printed portions of this form, except differentiated additions, have been approved by the Colorado Real Estate Commission. (NTD81-5-04)

IF THIS FORM IS USED IN A CONSUMER CREDIT TRANSACTION, CONSULT LEGAL COUNSEL.

THIS IS A LEGAL INSTRUMENT. IF NOT UNDERSTOOD, LEGAL, TAX OR OTHER COUNSEL SHOULD BE CONSULTED BEFORE SIGNING.

PROMISSORY NOTE

U.S. $ 200,000.00 Englewood, Colorado

Date: December 31, 2004

1. FOR VALUE RECEIVED, the undersigned (Borrower) promise(s) to pay ROY REITZ

or order, (Note Holder) the principal sum of Two Hundred Thousand and no/100------------------

U.S. Dollars, with interest on the unpaid principal balance from January 1, 2005, until paid, at the rate of 10 percent per annum. Principal and interest shall be payable at ______,

or such other place as the Note Holder may designate, in ______ payments of interest only payable at the end of each calendar quarter xxxxxxxxxxx).
xxxxxxxxx ______ xxxxxxxxxx ______, xxxxxxxx ______.
Such payments shall continue until the entire indebtedness evidenced by this Note is fully paid; provided, however, if not sooner paid, the entire principal amount outstanding and accrued interest thereon, shall be due and payable on January 15, 2006.

2. Borrower shall pay to the Note Holder a late charge of 10 % of any payment not received by the Note Holder within 10 days after the payment is due.

3. Payments received for application to this Note shall be applied first to the payment of late charges, if any, second to the payment of accrued interest at the rate specified below, if any, third, to accrued interest first specified above, and the balance applied in reduction of the principal amount hereof.

4. If any payment required by this Note is not paid when due, or if any default under any Deed of Trust securing this Note occurs, the entire principal amount outstanding and accrued interest thereon shall at once become due and payable at the option of the Note Holder (Acceleration); and the indebtedness shall bear interest at the rate of 18 percent per annum from the date of default. The Note Holder shall be entitled to collect all reasonable costs and expense of collection and/or suit, including, but not limited to reasonable attorneys' fees.

5. Borrower may prepay the principal amount outstanding under this Note, in whole or in part, at any time without penalty. xxxxxx

Bradford Publishing, 1743 Wazee St., Denver, CO 80202 — (303) 292-2500 — www.bradfordpublishing.com — 7-04

Any partial prepayment shall be applied against the principal amount outstanding and shall not postpone the due date of any subsequent payments or change the amount of such payments.

6. Borrower and all other makers, sureties, guarantors, and endorsers hereby waive presentment, notice of dishonor and protest, and they hereby agree to any extensions of time of payment and partial payments before, at, or after maturity. This Note shall be the joint and several obligation of Borrower and all other makers, sureties, guarantors and endorsers, and their successors and assigns.

7. Any notice to Borrower provided for in this Note shall be in writing and shall be given and be effective upon (1) delivery to Borrower or (2) mailing such notice by first-class U.S. mail, addressed to Borrower at the Borrower's address stated below, or to such other address as Borrower may designate by notice to the Note Holder. Any notice to the Note Holder shall be in writing and shall be given and be effective upon (1) delivery to Note Holder or (2) by mailing such notice by first-class U.S. mail, to the Note Holder at the address stated in the first paragraph of this Note, or to such other address as Note Holder may designate by notice to Borrower.

8. ~~The indebtedness evidenced by this Note is secured by a Deed of Trust dated~~ ______________________, ~~and until released said Deed of Trust contains additional rights of the Note Holder. Such rights may cause Acceleration of the indebtedness evidenced by this Note. Reference is made to said Deed of Trust for such additional terms. Said Deed of Trust grants rights in the property identified as follows:~~

Property address: ____

______________________, Colorado ______________________

(CAUTION: SIGN ORIGINAL NOTE ONLY/RETAIN COPY)

IF BORROWER IS NATURAL PERSON(S):

______________________ ______________________

______________________ doing business as ______________________

IF BORROWER IS CORPORATION:

ATTEST: LAKEVIEW DEVELOPMENT CORPORATION

Name of Corporation

by ______________________

______________________ President David M. Summers, President

Secretary

(SEAL)

IF BORROWER IS PARTNERSHIP:

____

Name of Partnership

______________________ by ______________________

General Partner

Borrower's address: ____

____

KEEP THIS NOTE IN A SAFE PLACE. ~~THE ORIGINAL OF THIS NOTE MUST BE EXHIBITED TO THE PUBLIC TRUSTEE IN ORDER TO RELEASE A DEED OF TRUST SECURING THIS NOTE.~~

EXHIBIT 3.32

The printed portions of this form, except differentiated additions, have been approved by the Colorado Real Estate Commission. (NTD81-5-04)

IF THIS FORM IS USED IN A CONSUMER CREDIT TRANSACTION, CONSULT LEGAL COUNSEL.

THIS IS A LEGAL INSTRUMENT. IF NOT UNDERSTOOD, LEGAL, TAX OR OTHER COUNSEL SHOULD BE CONSULTED BEFORE SIGNING.

PROMISSORY NOTE

U.S. $ 1,887,000.00 Englewood, Colorado

Date: December 31, 2004

1. FOR VALUE RECEIVED, the undersigned (Borrower) promise(s) to pay

DAVID M. SUMMERS

or order, (Note Holder) the principal sum of One Million Eight Hundred Eighty Seven Thousand and no/100---------------------- U.S. Dollars, with interest on the unpaid principal balance from January 1, 2005, until paid, at the rate of 10 percent per annum. Principal and interest shall be payable at 5251 DTC Parkway, Suite 1185, Englewood, Colorado 80111 or such other place as the Note Holder may designate, in _______ payments of interest only monthly and all principal and accrued interest due on ~~Dollars (Xxxx)~~ June 30, 2007), due on the last day of each month, beginning January 31, 2005. Such payments shall continue until the entire indebtedness evidenced by this Note is fully paid; provided, however, if not sooner paid, the entire principal amount outstanding and accrued interest thereon, shall be due and payable on June 30, 2007.

2. Borrower shall pay to the Note Holder a late charge of N/A % of any payment not received by the Note Holder within N/A days after the payment is due.

3. Payments received for application to this Note shall be applied first to the payment of late charges, if any, second to the payment of accrued interest at the rate specified below, if any, third, to accrued interest first specified above, and the balance applied in reduction of the principal amount hereof.

4. If any payment required by this Note is not paid when due, or if any default under any Deed of Trust securing this Note occurs, the entire principal amount outstanding and accrued interest thereon shall at once become due and payable at the option of the Note Holder (Acceleration); and the indebtedness shall bear interest at the rate of 12 percent per annum from the date of default. The Note Holder shall be entitled to collect all reasonable costs and expense of collection and/or suit, including, but not limited to reasonable attorneys' fees.

5. Borrower may prepay the principal amount outstanding under this Note, in whole or in part, at any time without penalty. ~~xxxx~~

Bradford Publishing, 1743 Wazee St., Denver, CO 80202 — (303) 292-2500 — www.bradfordpublishing.com — 7-04

Any partial prepayment shall be applied against the principal amount outstanding and shall not postpone the due date of any subsequent payments or change the amount of such payments.

6. Borrower and all other makers, sureties, guarantors, and endorsers hereby waive presentment, notice of dishonor and protest, and they hereby agree to any extensions of time of payment and partial payments before, at, or after maturity. This Note shall be the joint and several obligation of Borrower and all other makers, sureties, guarantors and endorsers, and their successors and assigns.

7. Any notice to Borrower provided for in this Note shall be in writing and shall be given and be effective upon (1) delivery to Borrower or (2) mailing such notice by first-class U.S. mail, addressed to Borrower at the Borrower's address stated below, or to such other address as Borrower may designate by notice to the Note Holder. Any notice to the Note Holder shall be in writing and shall be given and be effective upon (1) delivery to Note Holder or (2) by mailing such notice by first-class U.S. mail, to the Note Holder at the address stated in the first paragraph of this Note, or to such other address as Note Holder may designate by notice to Borrower.

8. ~~The indebtedness evidenced by this Note is secured by a Deed of Trust dated~~ ______________________, ~~and until released said Deed of Trust contains additional rights of the Note Holder. Such rights may cause acceleration of the indebtedness evidenced by this Note. Reference is made to said Deed of Trust for such additional terms. Said Deed of Trust grants rights in the property identified as follows:~~

Property address: ____

______________________, Colorado ______________________________

(CAUTION: SIGN ORIGINAL NOTE ONLY/RETAIN COPY)

IF BORROWER IS NATURAL PERSON(S):

______________________________ ______________________________

______________________________ doing business as ______________________________

IF BORROWER IS CORPORATION:

ATTEST:

Lakeview Development Corporation
Name of Corporation

______________________________ by ______________________________
Secretary President David M. Summers, President

(SEAL)

IF BORROWER IS PARTNERSHIP:

____
Name of Partnership

______________________________ by ______________________________
General Partner

Borrower's address: ____

____

KEEP THIS NOTE IN A SAFE PLACE. ~~[illegible]~~

EXHIBIT 3.33

THIS DEBENTURE HAS NOT BEEN REGISTERED UNDER THE TRUST INDENTURE ACT OF 1939, THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS. IT MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED UNLESS THE CORPORATION SHALL HAVE RECEIVED AN OPINION OF LEGAL COUNSEL WHICH IS ACCEPTABLE TO THE CORPORATION'S LEGAL COUNSEL AND TO THE CORPORATION TO THE EFFECT THAT THIS DEBENTURE MAY LEGALLY BE TRANSFERRED WITHOUT SUCH REGISTRATION UNDER APPLICABLE SECURITIES LAWS.

LAKEVIEW DEVELOPMENT CORPORATION

SERIES III 10% PER ANNUM CONVERTIBLE DEBENTURE

$85,000.00

Englewood, Colorado
September 24, 2002

FOR VALUE RECEIVED, LAKEVIEW DEVELOPMENT CORPORATION, a Colorado corporation, ("LAKEVIEW DEVELOPMENT CORPORATION") hereby promises to pay to the order of John W. Ruth (the "Debenture Holder"), on or before September 24, 2004 (the "Maturity Date"), upon presentation and surrender of this Debenture, the principal sum of Eighty Five Thousand and no/100 ($85,000.00), together with interest on the principal balance of this Debenture at the rate of Ten Percent (10%) per annum, payable quarterly, as more fully described below.

1. Payments of Interest. Payments of accrued interest earned on this Debenture shall be paid in arrears on or before the last day of March, June, September and December of each year at the address of the Debenture Holder appearing below, or such other address as may be designated in writing by the Debenture Holder.

2. Interest Rate Adjustment Upon Certain Conditions. If the "prime rate" as announced from time to time, in effect at Wells Fargo Bank, Denver, Colorado (or its successor), increases above ten percent (10%) at any time during the period this Debenture is outstanding, then the interest rate on this Debenture shall be adjusted on a quarterly basis to match such prime rate in effect on the first day of each succeeding quarter, provided that the interest rate on this Debenture shall never be less than ten percent (10%) per annum. The first such adjustment shall be effective on a quarterly basis commencing on the first day of the quarter following the first time such "prime rate" at Wells Fargo Bank, Denver, Colorado (or its successor) exceeds ten percent (10%).

3. Default. If any payment required by this Debenture is not paid when due, the entire principal amount of this Debenture and accrued interest thereon shall at once become due and payable at the option of the Debenture Holder, and the unpaid portion of this Debenture shall bear interest at the rate of fourteen percent (14%) per annum from the date of default. In addition, the Debenture Holder shall be entitled to collect all reasonable costs and expense of collection and/or suit, including, but not limited to reasonable attorney's fees.

4. Acceleration Upon Certain Conditions. In the event of (a) the untimely death of David M. Summers, (b) the resignation of David M. Summers as a director and officer of LAKEVIEW DEVELOPMENT CORPORATION, (c) any merger or consolidation of LAKEVIEW DEVELOPMENT CORPORATION with one or more other corporations, whether or not LAKEVIEW DEVELOPMENT CORPORATION is the surviving corporation, (d) any sale or other disposition of all or substantially all of the assets of LAKEVIEW DEVELOPMENT CORPORATION pursuant to a plan which provides for the liquidation of LAKEVIEW DEVELOPMENT CORPORATION, or (e) any exchange by the holders of all of the outstanding shares of Common Stock for securities issued by another entity, or in whole or in part for cash or other property, pursuant to a plan of exchange approved by the holders of a majority of such outstanding shares, the outstanding principal amount of this Debenture, together with accrued interest thereon, shall become due and payable, at the option of the Debenture Holder.

5. Conversion Rights. The Debenture Holder shall have the right, from time to time, prior to 5:00 p.m., local time, on the date which is two (2) days prior to the Maturity Date, to convert the entire outstanding principal amount of this Debenture (excluding any accrued interest) or any portion thereof, into fully paid and non-assessable shares of the common stock of LAKEVIEW DEVELOPMENT CORPORATION (the "Common Stock"), at a price of one (1) share of Common Stock for each One Dollar ($1.00) in principal amount of this Debenture so converted.

6. Notice of Conversion. In order for the Debenture Holder to convert all or any portion of the principal of this Debenture as provided, the Debenture Holder shall give LAKEVIEW DEVELOPMENT CORPORATION written notice of the Debenture Holder's election to convert (the "Conversion Notice"). The Conversion Notice shall specify the date on which this Debenture shall be converted, not less than 10 business days after the Conversion Notice is given, on or after which the Debenture Holder shall deliver this Debenture to the offices of LAKEVIEW DEVELOPMENT CORPORATION.

7. Payment of Accrued Interest Upon Conversion. Upon conversion of this Debenture, any unpaid, but accrued interest from the date of this Debenture through the date of the Conversion Notice shall be paid to the Debenture Holder within 15 days of the date the Conversion Notice is given.

8. Delivery of Share Certificates. Upon presentation and surrender of this Debenture to LAKEVIEW DEVELOPMENT CORPORATION at its offices on or after the date fixed in the Conversion Notice, LAKEVIEW DEVELOPMENT CORPORATION shall deliver to the Debenture Holder certificates representing the number of shares of Common Stock into which this Debenture has been converted, together with any cash payable in respect of any adjustment for fractional shares described in Paragraph 9 below, and any accrued interest payable under Paragraph 7. Upon the delivery of the Conversion Notice by the Debenture Holder, this Debenture shall cease to represent any obligation of LAKEVIEW DEVELOPMENT CORPORATION other than the obligation to deliver to the Debenture Holder, upon presentation and surrender of this Debenture, the shares of Common Stock into which the principal of this Debenture was converted, any cash payable in respect of any adjustment for fractional shares, and any accrued interest payable on this Debenture prior to the date of the Conversion Notice.

9. No Fractional Shares Issued. No fractional share of Common Stock shall be issued upon the conversion of this Debenture. If such conversion results in a fraction, for any reason, LAKEVIEW DEVELOPMENT CORPORATION shall make a cash payment in lieu of such fraction in an amount in cash equal to the conversion price of such fraction.

10. Deemed Owner Upon Notice of Conversion. Upon delivery of the Conversion Notice, the Debenture Holder shall be deemed for all purposes the registered holder of the shares of Common Stock into which this Debenture has been converted subject to the restrictions on transfer set forth in this Debenture.

11. Rights Upon Merger, Consolidation or Reorganization. In the event of any merger, consolidation stock redemption or split, or other reorganization to which LAKEVIEW DEVELOPMENT CORPORATION is a party and which affects the outstanding shares of Common Stock, from and after the date of this Debenture, the Debenture Holder shall be entitled to receive upon conversion of this Debenture, the number and kind of shares or other units of stock or other securities or property it would have received in the transaction if this Debenture had been converted immediately prior to such effective date.

12. Priority Over Other Unsecured Debt Incurred After Date of Debenture Upon Certain Events. LAKEVIEW DEVELOPMENT CORPORATION has agreed that it shall not issue more than an aggregate amount of $1,000,000 in face amount of Series III 10% Per Annum Convertible Debentures. Upon (a) the discontinuance of full time business operations of LAKEVIEW DEVELOPMENT CORPORATION, (b) the appointment of a receiver for any part of the property or assets of LAKEVIEW DEVELOPMENT CORPORATION, (c) the making of an assignment for the benefit of creditors by LAKEVIEW DEVELOPMENT CORPORATION, (d) the commencement of any proceeding under any bankruptcy, reorganization, arrangement, insolvency or other law relating to the relief of debtors (whether voluntary or involuntary) by or against LAKEVIEW DEVELOPMENT CORPORATION, or (e) the liquidation, or other winding up of the business of LAKEVIEW DEVELOPMENT CORPORATION, then the Series III 10% Per Annum Convertible Debentures shall have priority for payment over any and all then existing unsecured debt of LAKEVIEW DEVELOPMENT CORPORATION, provided such unsecured debt was incurred by LAKEVIEW DEVELOPMENT CORPORATION after the date of this Debenture. This provision is not intended to affect the payment of debts incurred in the ordinary course of business from time to time, but is intended solely to provide a preferential payment to Series III 10% Per Annum Convertible Debenture Holders over any future series of convertible debentures or other unsecured debt in the event of the discontinuance of business, filing of a bankruptcy petition, appointment of a receiver, liquidation or other winding up of the business of LAKEVIEW DEVELOPMENT CORPORATION.

13. Waivers by Lakeview Development Corporation. LAKEVIEW DEVELOPMENT CORPORATION hereby waives presentment for payment, notice of dishonor for payment, protest and demand, notice of nonpayment, and notice of protest, and assents to any extension or postponement of the time of payment or any other indulgence.

14. Notices. Any notice to LAKEVIEW DEVELOPMENT CORPORATION or the Debenture Holder shall be in writing and shall be given and be effective upon (a) delivery to LAKEVIEW DEVELOPMENT CORPORATION or the Debenture Holder, as the case may be, or (b) three days after mailing such notice by prepaid first-class U.S. mail, addressed to the applicable party at the address for such party set forth in this Debenture, or to such other addresses as may be provided in writing to the Debenture Holder from time to time.

15. Governing Law. This Debenture shall be governed and controlled as to validity, endorsement, interpretation, construction, effect and in all other respects by the statutes, laws and decisions of the State of Colorado as applied to contracts made and performed entirely within the State of Colorado.

16. Securities Law Representations. The Debenture Holder has represented and agreed that the Debenture Holder has acquired this Debenture for the Debenture Holder's own account, for investment purposes, and not for the purpose of resale or distribution. If the underlying Common Stock is not then registered with the Securities and Exchange Commission pursuant to the Securities Act of 1933 on the date the Debenture Holder converts all or any portion of the principal of this Debenture, the Debenture Holder shall be deemed to represent and agree that such Common Stock is being purchased for the Debenture Holder's own account, for investment purposes, and not for the purpose of resale or distribution. If the underlying Common Stock is not registered when this Debenture is converted, the Debenture Holder understands that the certificates issued to evidence the Common Stock will contain a legend in substantially the following form:

> The Securities represented by this Certificate have been issued without registration under the Securities Act of 1933 or any state securities laws. Such securities may not be sold, assigned, or otherwise disposed of, beneficially or on the records of the corporation, unless there has been delivered to the corporation an opinion of counsel, satisfactory to the corporation, to the effect that the proposed transaction will neither constitute nor result in any violation of the registration requirements of any applicable federal securities laws or any applicable securities law of any jurisdiction.

17. Transfer Records. This Debenture shall be transferable only upon the transfer records of LAKEVIEW DEVELOPMENT CORPORATION maintained for that purpose. LAKEVIEW DEVELOPMENT CORPORATION shall be entitled to treat the registered owner of this Debenture as the Debenture Holder for all purposes, regardless of any conflicting claims. Upon presentation and surrender of this Debenture to LAKEVIEW DEVELOPMENT CORPORATION duly endorsed by the Debenture Holder for transfer, LAKEVIEW DEVELOPMENT CORPORATION shall issue a new debenture in the name of the transferee. Any assignee or transferee shall be bound by all of the terms, conditions and restrictions contained in this Debenture.

18. Notices. Notices shall be given to the parties by personal delivery or by certified mail or courier delivery at the following addresses:

If to LAKEVIEW DEVELOPMENT CORPORATION:

Lakeview Development Corporation
5251 DTC Parkway, Suite 1185
Englewood, Colorado 80111

If to the Debenture Holder:

Mr. John W. Ruth

____
____
____

Either party may change its address for notice purposes by providing written notice to the other party.

19. Miscellaneous. Whenever used in this Debenture, the singular number shall include the plural, the plural the singular, the use of any gender shall be applicable to all genders, and the words "LAKEVIEW DEVELOPMENT CORPORATION" and "Debenture Holder" shall be deemed to include their respective heirs, personal representatives, successors and assigns.

20. Related Agreements. This Debenture is subject to the terms and conditions of that certain Debenture Liquidity Agreement, dated contemporaneously with this Debenture between LAKEVIEW DEVELOPMENT CORPORATION and the Debenture Holder, and this Debenture has also been personally guaranteed by David M. Summers, pursuant to the terms and conditions of that certain Guaranty Agreement dated contemporaneously with this Debenture.

IN WITNESS WHEREOF, LAKEVIEW DEVELOPMENT CORPORATION has executed this Debenture as of the day, month and year appearing above.

LAKEVIEW DEVELOPMENT CORPORATION,
a Colorado corporation

By: /s/ David M. Summers
David M. Summers, President

EXHIBIT 3.34

MEMORANDUM

DATE: December 30, 2003

SUBJECT: Extension of Maturity Date of Debenture

The purpose of this Memorandum is to confirm that the Maturity Date on that certain Series III 10% Per Annum Convertible Debenture dated September 24, 2002, in the original principal amount of $85,000, has been extended to January 15, 2005. All other terms and conditions of the Debenture shall remain the same.

LAKEVIEW DEVELOPMENT CORPORATION

By: /s/ David M. Summers
David M. Summers, President

DEBENTURE HOLDER

/s/ John W. Ruth
John W. Ruth

EXHIBIT 3.35

THIS DEBENTURE HAS NOT BEEN REGISTERED UNDER THE TRUST INDENTURE ACT OF 1939, THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS. IT MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED UNLESS THE CORPORATION SHALL HAVE RECEIVED AN OPINION OF LEGAL COUNSEL WHICH IS ACCEPTABLE TO THE CORPORATION'S LEGAL COUNSEL AND TO THE CORPORATION TO THE EFFECT THAT THIS DEBENTURE MAY LEGALLY BE TRANSFERRED WITHOUT SUCH REGISTRATION UNDER APPLICABLE SECURITIES LAWS.

LAKEVIEW DEVELOPMENT CORPORATION

SERIES IV 10% PER ANNUM CONVERTIBLE DEBENTURE

$35,000.00

Englewood, Colorado
December 22, 2004

FOR VALUE RECEIVED, LAKEVIEW DEVELOPMENT CORPORATION, a Colorado corporation, ("LAKEVIEW DEVELOPMENT CORPORATION") hereby promises to pay to the order of Graphic Holdings, Inc. (the "Debenture Holder"), on or before January 15, 2007 (the "Maturity Date"), upon presentation and surrender of this Debenture, the principal sum of Thirty Five Thousand and no/100 ($35,000.00), together with interest on the principal balance of this Debenture at the rate of Ten Percent (10%) per annum, payable quarterly, as more fully described below.

1. Payments of Interest. Payments of accrued interest earned on this Debenture shall be paid in arrears on or before the last day of March, June, September and December of each year at the address of the Debenture Holder appearing below, or such other address as may be designated in writing by the Debenture Holder.

2. Interest Rate Adjustment Upon Certain Conditions. If the "prime rate" as announced from time to time, in effect at Wells Fargo Bank, Denver, Colorado (or its successor), increases above ten percent (10%) at any time during the period this Debenture is outstanding, then the interest rate on this Debenture shall be adjusted on a quarterly basis to match such prime rate in effect on the first day of each succeeding quarter, provided that the interest rate on this Debenture shall never be less than ten percent (10%) per annum. The first such adjustment shall be effective on a quarterly basis commencing on the first day of the quarter following the first time such "prime rate" at Wells Fargo Bank, Denver, Colorado (or its successor) exceeds ten percent (10%).

3. Default. If any payment required by this Debenture is not paid when due, the entire principal amount of this Debenture and accrued interest thereon shall at once become due and payable at the option of the Debenture Holder, and the unpaid portion of this Debenture shall bear interest at the rate of fourteen percent (14%) per annum from the date of default. In addition, the Debenture Holder shall be entitled to collect all reasonable costs and expense of collection and/or suit, including, but not limited to reasonable attorney's fees.

4. Acceleration Upon Certain Conditions. In the event of (a) the untimely death of David M. Summers, (b) the resignation of David M. Summers as a director and officer of LAKEVIEW DEVELOPMENT CORPORATION, (c) any merger or consolidation of LAKEVIEW DEVELOPMENT CORPORATION with one or more other corporations, whether or not LAKEVIEW DEVELOPMENT CORPORATION is the surviving corporation, (d) any sale or other disposition of all or substantially all of the assets of LAKEVIEW DEVELOPMENT CORPORATION pursuant to a plan which provides for the liquidation of LAKEVIEW DEVELOPMENT CORPORATION, or (e) any exchange by the holders of all of the outstanding shares of Common Stock for securities issued by another entity, or in whole or in part for cash or other property, pursuant to a plan of exchange approved by the holders of a majority of such outstanding shares, the outstanding principal amount of this Debenture, together with accrued interest thereon, shall become due and payable, at the option of the Debenture Holder.

5. Conversion Rights. The Debenture Holder shall have the right, from time to time, prior to 5:00 p.m., local time, on the date which is two (2) days prior to the Maturity Date, to convert the entire outstanding principal amount of this Debenture (excluding any accrued interest) or any portion thereof, into fully paid and non-assessable shares of the common stock of LAKEVIEW DEVELOPMENT CORPORATION (the "Common Stock"), at a price of one (1) share of Common Stock for each One Dollar ($1.00) in principal amount of this Debenture so converted.

6. Notice of Conversion. In order for the Debenture Holder to convert all or any portion of the principal of this Debenture as provided, the Debenture Holder shall give LAKEVIEW DEVELOPMENT CORPORATION written notice of the Debenture Holder's election to convert (the "Conversion Notice"). The Conversion Notice shall specify the date on which this Debenture shall be converted, not less than 10 business days after the Conversion Notice is given, on or after which the Debenture Holder shall deliver this Debenture to the offices of LAKEVIEW DEVELOPMENT CORPORATION.

7. Payment of Accrued Interest Upon Conversion. Upon conversion of this Debenture, any unpaid, but accrued interest from the date of this Debenture through the date of the Conversion Notice shall be paid to the Debenture Holder within 15 days of the date the Conversion Notice is given.

8. Delivery of Share Certificates. Upon presentation and surrender of this Debenture to LAKEVIEW DEVELOPMENT CORPORATION at its offices on or after the date fixed in the Conversion Notice, LAKEVIEW DEVELOPMENT CORPORATION shall deliver to the Debenture Holder certificates representing the number of shares of Common Stock into which this Debenture has been converted, together with any cash payable in respect of any adjustment for fractional shares described in Paragraph 9 below, and any accrued interest payable under Paragraph 7. Upon the delivery of the Conversion Notice by the Debenture Holder, this Debenture shall cease to represent any obligation of LAKEVIEW DEVELOPMENT CORPORATION other than the obligation to deliver to the Debenture Holder, upon presentation and surrender of this Debenture, the shares of Common Stock into which the principal of this Debenture was converted, any cash payable in respect of any adjustment for fractional shares, and any accrued interest payable on this Debenture prior to the date of the Conversion Notice.

9. No Fractional Shares Issued. No fractional share of Common Stock shall be issued upon the conversion of this Debenture. If such conversion results in a fraction, for any reason, LAKEVIEW DEVELOPMENT CORPORATION shall make a cash payment in lieu of such fraction in an amount in cash equal to the conversion price of such fraction.

10. Deemed Owner Upon Notice of Conversion. Upon delivery of the Conversion Notice, the Debenture Holder shall be deemed for all purposes the registered holder of the shares of Common Stock into which this Debenture has been converted subject to the restrictions on transfer set forth in this Debenture.

11. Rights Upon Merger, Consolidation or Reorganization. In the event of any merger, consolidation stock redemption or split, or other reorganization to which LAKEVIEW DEVELOPMENT CORPORATION is a party and which affects the outstanding shares of Common Stock, from and after the date of this Debenture, the Debenture Holder shall be entitled to receive upon conversion of this Debenture, the number and kind of shares or other units of stock or other securities or property it would have received in the transaction if this Debenture had been converted immediately prior to such effective date.

12. Priority Over Other Unsecured Debt Incurred After Date of Debenture Upon Certain Events. LAKEVIEW DEVELOPMENT CORPORATION has agreed that it shall not issue more than an aggregate amount of $1,000,000 in face amount of Series III 10% Per Annum Convertible Debentures. Upon (a) the discontinuance of full time business operations of LAKEVIEW DEVELOPMENT CORPORATION, (b) the appointment of a receiver for any part of the property or assets of LAKEVIEW DEVELOPMENT CORPORATION, (c) the making of an assignment for the benefit of creditors by LAKEVIEW DEVELOPMENT CORPORATION, (d) the commencement of any proceeding under any bankruptcy, reorganization, arrangement, insolvency or other law relating to the relief of debtors (whether voluntary or involuntary) by or against LAKEVIEW DEVELOPMENT CORPORATION, or (e) the liquidation, or other winding up of the business of LAKEVIEW DEVELOPMENT CORPORATION, then the Series III 10% Per Annum Convertible Debentures shall have priority for payment over any and all then existing unsecured debt of LAKEVIEW DEVELOPMENT CORPORATION, provided such unsecured debt was incurred by LAKEVIEW DEVELOPMENT CORPORATION after the date of this Debenture. This provision is not intended to affect the payment of debts incurred in the ordinary course of business from time to time, but is intended solely to provide a preferential payment to Series III 10% Per Annum Convertible Debenture Holders over any future series of convertible debentures or other unsecured debt in the event of the discontinuance of business, filing of a bankruptcy petition, appointment of a receiver, liquidation or other winding up of the business of LAKEVIEW DEVELOPMENT CORPORATION.

13. Waivers by Lakeview Development Corporation. LAKEVIEW DEVELOPMENT CORPORATION hereby waives presentment for payment, notice of dishonor for payment, protest and demand, notice of nonpayment, and notice of protest, and assents to any extension or postponement of the time of payment or any other indulgence.

14. Notices. Any notice to LAKEVIEW DEVELOPMENT CORPORATION or the Debenture Holder shall be in writing and shall be given and be effective upon (a) delivery to LAKEVIEW DEVELOPMENT CORPORATION or the Debenture Holder, as the case may be, or (b) three days after mailing such notice by prepaid first-class U.S. mail, addressed to the applicable party at the address for such party set forth in this Debenture, or to such other addresses as may be provided in writing to the Debenture Holder from time to time.

15. Governing Law. This Debenture shall be governed and controlled as to validity, endorsement, interpretation, construction, effect and in all other respects by the statutes, laws and decisions of the State of Colorado as applied to contracts made and performed entirely within the State of Colorado.

16. Securities Law Representations. The Debenture Holder has represented and agreed that the Debenture Holder has acquired this Debenture for the Debenture Holder's own account, for investment purposes, and not for the purpose of resale or distribution. If the underlying Common Stock is not then registered with the Securities and Exchange Commission pursuant to the Securities Act of 1933 on the date the Debenture Holder converts all or any portion of the principal of this Debenture, the Debenture Holder shall be deemed to represent and agree that such Common Stock is being purchased for the Debenture Holder's own account, for investment purposes, and not for the purpose of resale or distribution. If the underlying Common Stock is not registered when this Debenture is converted, the Debenture Holder understands that the certificates issued to evidence the Common Stock will contain a legend in substantially the following form:

> The Securities represented by this Certificate have been issued without registration under the Securities Act of 1933 or any state securities laws. Such securities may not be sold, assigned, or otherwise disposed of, beneficially or on the records of the corporation, unless there has been delivered to the corporation an opinion of counsel, satisfactory to the corporation, to the effect that the proposed transaction will neither constitute nor result in any violation of the registration requirements of any applicable federal securities laws or any applicable securities law of any jurisdiction.

17. Transfer Records. This Debenture shall be transferable only upon the transfer records of LAKEVIEW DEVELOPMENT CORPORATION maintained for that purpose. LAKEVIEW DEVELOPMENT CORPORATION shall be entitled to treat the registered owner of this Debenture as the Debenture Holder for all purposes, regardless of any conflicting claims. Upon presentation and surrender of this Debenture to LAKEVIEW DEVELOPMENT CORPORATION duly endorsed by the Debenture Holder for transfer, LAKEVIEW DEVELOPMENT CORPORATION shall issue a new debenture in the name of the transferee. Any assignee or transferee shall be bound by all of the terms, conditions and restrictions contained in this Debenture.

18. Notices. Notices shall be given to the parties by personal delivery or by certified mail or courier delivery at the following addresses:

If to LAKEVIEW DEVELOPMENT CORPORATION:

Lakeview Development Corporation
5251 DTC Parkway, Suite 1185
Englewood, Colorado 80111

If to the Debenture Holder:

Graphic Holdings, Inc.
c/o Mr. Jack R. Wilson
2489 South Newcombe Street
Lakewood, Colorado 80227

with a copy to

Mr. Ray Ruth
791 East Nichols Drive
Littleton, Colorado 80122

Either party may change its address for notice purposes by providing written notice to the other party.

19. Miscellaneous. Whenever used in this Debenture, the singular number shall include the plural, the plural the singular, the use of any gender shall be applicable to all genders, and the words "LAKEVIEW DEVELOPMENT CORPORATION" and "Debenture Holder" shall be deemed to include their respective heirs, personal representatives, successors and assigns.

20. Related Agreements. This Debenture is subject to the terms and conditions of that certain Debenture Liquidity Agreement, dated contemporaneously with this Debenture between LAKEVIEW DEVELOPMENT CORPORATION and the Debenture Holder, and this Debenture has also been personally guaranteed by David M. Summers, pursuant to the terms and conditions of that certain Guaranty Agreement dated contemporaneously with this Debenture.

IN WITNESS WHEREOF, LAKEVIEW DEVELOPMENT CORPORATION has executed this Debenture as of the day, month and year appearing above.

LAKEVIEW DEVELOPMENT CORPORATION,
a Colorado corporation

By: ______________________
David M. Summers, President

24-10090

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

EXHIBITS

To

Amendment No. 1

Form 1-A

REGULATION A OFFERING STATEMENT

Under

THE SECURITIES ACT OF 1933

VOLUME 2

LAKEVIEW DEVELOPMENT CORPORATION

VOLUME 2

Exhibit Number	Document
4.1	Subscription Agreement
5.1	Voting Trust Agreement
6.1	Land Purchase Documents
6.2	Grading Permit - City of Loveland (oversized document filed separately)
6.3	Section 404 Permit - U.S. Army Corps of Engineers
6.4	Stock Option Agreement - Billy Halax
6.5	Stock Option Agreement - Duane Wilson
6.6	Stock Option Agreement - Karen Wilson - Johnson
6.7	Stock Option Cancellation Agreement (David M. Summers)
6.8	Sublease Agreement (SAMRUN)
6.9	Equipment Lease (SAMRUN)
6.10	Professional Services Agreement - Landmark Engineering, Ltd.
6.11	Professional Services Agreement - VF Ripley & Associates, Inc.
6.12	$2,000 Note Receivable I from Village at Boyd Lake HOA
6.13	$2,000 Note Receivable II from Village at Boyd Lake HOA
6.14	Extension of Due Date on Notes Receivable (Village at Boyd Lake HOA)
6.15	$40,000 Note Receivable (Scalf/Rizzuto)
6.16	Stock Redemption Agreement - (Shareholder 1)
6.17	Second Stock Redemption Agreement - (Shareholder 1)
6.18	Stock Redemption Agreement - (Shareholder 2)
6.19	Stock Redemption Agreement - (Shareholder 3)
6.20	Stock Redemption Agreement - (Shareholder 4)
6.21	Exchange Agreement (Cheng)
6.22	Exchange Agreement (Huang)
9.1	Escrow Agreement
10.1	Consent of Dix, Barrett & Stiltner. P.C., Certified Public Accountants
10.2	Consent of David M. Summers, Esq.
11.1	Opinion of David M. Summers, Esq.

EXHIBIT 4.1

SUBSCRIPTION AGREEMENT
FOR SHARES OF
LAKEVIEW DEVELOPMENT CORPORATION
(A Colorado Corporation)

Lakeview Development Corporation
5251 DTC Parkway. Suite 1185
Englewood, Colorado 80111

Ladies and Gentlemen:

1. SUBSCRIPTION FOR SHARES OF COMMON STOCK

Subject to the terms and conditions of this Subscription Agreement and the information contained in the Offering Circular dated _____________, 2005, including its attached Exhibits (the "Offering Circular"), I (we) hereby offer to purchase ___________ shares of Common Stock (the "Shares") offered by Lakeview Development Corporation (the "Corporation") at $1.00 per share. I (we) am (are) delivering with this Subscription Agreement the sum of $___________ ($5,000 minimum) to the Corporation by check made payable to order of "Lakeview Development Corporation Escrow Account" as payment in full for my (our) subscription.

2. CONDITIONS TO OFFER

My (Our) offer is made subject to the following terms and conditions:

(a) The Corporation shall have the right to accept or reject this offer, in whole or in part, for any reason whatsoever.

(b) The undersigned hereby accepts the terms set forth in the Offering Circular in full, including but not limited to, the receipt, use, placement, and application of funds paid by the undersigned.

(c) The correctness and continued correctness of all representations, warranties and agreements of the undersigned in this Subscription Agreement.

3. RECEIPT OF OFFERING CIRCULAR

By executing this Subscription Agreement, the undersigned hereby acknowledges receipt of the Offering Circular of the Corporation relating to the Shares, wherein the terms and conditions of the offering of the Shares, some of the special risks in purchasing them, and other important factors are described and hereby acknowledges and agrees that no representations contradicting any terms or conditions contained in the Offering Circular have been made, or if made, will be relied upon.

4. REPRESENTATIONS AND WARRANTIES

By executing this Subscription Agreement, the undersigned represents and warrants to the Corporation that:

(a) The undersigned has read and reviewed the Offering Circular and has specifically noted sections of the Offering Circular entitled "Risk Factors" and "Conflicts of Interest." In addition, the undersigned has had the opportunity to discuss the tax consequence of the purchase of the Shares with his or her tax advisor prior to his execution of this Subscription Agreement and has conducted such other independent investigations as the undersigned has deemed necessary.

(b) I (we) am (are) of legal age to execute this Agreement, am (are) legally competent to do so, and have received and carefully read a copy of the Offering Circular, including exhibits to the Offering Circular.

(c) I (we) acknowledge that in making the decision to purchase the Shares, I (we) have not relied on any information which may have been provided to me (us) which is not included as a part of the Offering Circular.

(d) I (we) also understand that the Corporation intends to assert my (our) representations in this Subscription Agreement as a defense in the event of a future dispute between the Corporation and the undersigned.

5. MISCELLANEOUS

I verify that I am an individual residing in the state which appears in the address below my name. This Subscription Agreement constitutes the entire agreement among its parties with respect to its subject matter and may be amended only by a writing executed by the party against which it is to be enforced. This Subscription Agreement shall be binding on the heirs, successors and assigns (if any) of the undersigned. This Subscription Agreement shall be governed by the laws of the State of Colorado, as applied to contracts made and to be performed entirely within Colorado.

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement on this ______ day of _________________ 2005.

___________________________	________________________________
SUBSCRIBER SIGN HERE	SUBSCRIBER SIGN HERE
___________________	___________________
Social Security Number	Social Security Number

PLEASE PRINT THE FOLLOWING INFORMATION

Name(s) of Subscriber(s): ______________________________________
(As desired to appear on the Share Certificate)

Address: ______________________________________

____

Telephone Number: ______________________________________

EXHIBIT 5.1

VOTING TRUST AGREEMENT

This Voting Trust Agreement (this "Agreement"), dated as of July 1, 2003, is between Victor Palli, acting under this Agreement as the Voting Trustee, and Samir Palli who is the owner of 1,827,000 shares of common stock of Lakeview Development Corporation, a Colorado corporation, (the "Company"), all of which are being placed under the voting trust by this Agreement.

Recitals

A. Samir Palli owns 1,827,000 shares of the Company's common stock. All such shares are being placed under the voting trust created by this Agreement.

Terms and Conditions

1. Transfer of The Voting Trust Shares to Victor Palli. Concurrently with the execution and delivery of this Agreement, Samir Palli is delivering to Victor Palli, as the Voting Trustee under this Agreement, the certificates representing all the Voting Trust Shares, properly endorsed for transfer to Victor Palli, as the Voting Trustee under this Agreement, upon the share ownership records of the Company. Concurrently with the execution and delivery of this Agreement, Victor Palli is executing and delivering to Samir Palli, a Voting Trustee Certificate in the form of attached to this Agreement as Exhibit A, properly completed with the respect to the Voting Trust Shares. Victor Palli acknowledges its receipt of the stock certificates representing the Voting Trust Shares, and Samir Palli acknowledges his receipt of the Voting Trust Certificates.

2. Voting Rights Conferred. By executing and delivering this Agreement, Samir Palli confers upon Victor Palli the exclusive right to exercise all voting rights pertaining to all Voting Trust Shares and agrees that the voting rights may be exercised by any individual whom Victor Palli, may delegate the voting rights from time to time, and agrees that the voting rights may be exercised by giving written consents whenever it may be desirable or convenient to obtain written consents of shareholders of the Company rather than holding a shareholders meeting. Samir Palli agrees that Mr. Palli may exercise the voting rights conferred under this Agreement in his sole discretion with respect to the following matters:

(a) Electing and replacing the directors of the Company;

(b) Approving the sale, lease, exchange, or other disposition of all substantially all of the property and assets of the Company not in the usual and regular course of its business;

(c) Approving a plan of merger (except in those situations in which the applicable law permits a merger without a vote of shareholders) or a plan of consolidation;

(d) Approving the voluntary dissolution of the Company by the act of the Company;

(e) Approving any amendment of the articles of incorporation of the Company; or

(f) Approving any other action requiring the vote of shareholders of the Company.

Victor Palli shall incur no liability for the manner in which Victor Palli exercises or omits to exercise any of the voting rights conferred under this Agreement, except for the gross negligence or bad faith of Victor Palli.

3. <u>Representations</u>. Samir Palli represents and warrants to Victor Palli that he is the sole owner of all of the Voting Trust Shares, as more fully described in the recitals to this Agreement, free and clear of any adverse claim, lien, or other encumbrance. All the Voting Trust Shares have been validly issued and are outstanding, and, except for this Voting Trust Agreement, there is no outstanding proxy, voting trust agreement, or other voting agreement with respect to any of the Voting Trust Shares.

4. <u>Expiration</u>. This Agreement shall remain in effect for five (5) years after the date of this Agreement. Upon the expiration of this Agreement, Victor Palli shall deliver to Samir Palli the stock certificates representing all of the Voting Trust Shares then held in the name of Victor Palli in his capacity as the Voting Trustee under this Agreement, properly endorsed for transfer to each of them upon the stock ownership records of the Company and Samir Palli shall deliver to Victor Palli any outstanding Voting Trust Certificates issued to him under this Voting Trust Agreement.

5. <u>Notices</u>. Any notice or other communication with respect to this Agreement shall be in writing and shall be delivered either, addressed to the parties as follows:

If to Victor Palli: Mr. Victor Palli
4561 West Hinsdale Avenue
Littleton, Colorado 80128

If to Samir Palli: Mr. Samir Palli
3465 Westbrook Lane
Highlands Ranch, CO 80129

If to the Company: Lakeview Development Corp.
5251 DTC Parkway, Suite 1185
Englewood, Colorado 80111

Either party may change its address for the purpose of this Agreement by giving notice to the other in the manner stated in this Section. No notice shall be effective until received by the intended recipient.

6. Successor and Assigns. This Agreement shall inure to the benefit of and shall be binding upon the respective successors and assigns of the parties and their personal representatives.

7. Applicable Law. This Agreement shall be governed by and constructed in accordance with the laws of the State of Colorado.

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the date first above written.

Victor Palli

Samir Palli

EXHIBIT A

Voting Trust Certificate

VOTING TRUST CERTIFICATE

1,827,000 Shares

This certifies that Samir Palli has deposited One Million Eight Hundred Twenty Seven Thousand (1,827,000) shares of the common stock of Lakeview Development Corporation, a Colorado corporation (the "Company") pursuant to the terms and conditions of a Voting Trust Agreement, dated as of July 1, 2003, between Samir Palli and Victor Palli, as Voting Trustee. This certificate and the interest it represents are transferrable only on the books maintained by Victor Palli for such purpose, upon presentation and surrender of this Certificate. The holder of this Certificate takes this Certificate and the interests it represents subject to all of the terms and conditions of the Voting Trust Agreement.

This certificate cannot be transferred without the receipt by Victor Palli, of an opinion of counsel satisfactory to Victor Palli to the effect that such transfer will not result in any violation of the registration provisions of the Securities Act of 1933 or the securities laws of any state.

Victor Palli hereby executes this Certificate as of July 1, 2003.

Victor Palli, Voting Trustee

EXHIBIT 6.1

RCPTN # 2000047143 07/14/2000 08:15:00 # PAGES - 7 FEE - $35.00
M RODENBERGER RECORDER, LARIMER COUNTY CO STATE DOC FEE - $800.00

WARRANTY DEED

THIS DEED, Made on this day of July 05, 2000,
between BOYD LAKE DEVELOPMENT, LTD., A COLORADO LIMITED PARTNERSHIP AND MIKE BILBERRY AND BILBERRY & ASSOCIATES, A TEXAS CORPORATION

whose legal address is : ___
of the Grantor(s), and
LAKEVIEW DEVELOPMENT CORPORATION, A COLORADO CORPORATION

State Documentary Fee
Date 7-13-00
$ 800.00

whose legal address is : 5670 GREENWOOD PLAZA BLVD. #422, ENGLEWOOD CO 80110
of the Grantee(s):

WITNESS, That the Grantor(s), for and in consideration of the sum of ($8,000,000.00)
*** Eight Million and 00/100 *** DOLLARS
the receipt and sufficiency of which is hereby acknowledged, has granted, bargained, sold and conveyed, and by these presents does grant, bargain, sell, convey and confirm unto the Grantee(s), his heirs and assigns forever, all the real property, together with improvements, if any, situate, lying and being in the ___ County of LARIMER and State of Colorado, described as follows:
SEE EXHIBIT "A" ATTACHED HERETO AND MADE A PART HEREOF

also known as street number BOYD LAKE NORTH , LOVELAND, CO 80538

TOGETHER with all and singular and hereditaments and appurtenances thereto belonging, or in anywise appertaining and the reversion and reversions, remainder and remainders, rents, issues and profits thereof; and all the estate, right title interest, claim and demand whatsoever of the Grantor(s), either in law or equity, of, in and to the above bargained premises, with the hereditaments and appurtenances;

TO HAVE AND TO HOLD the said premises above bargained and described with appurtenances, unto the Grantee(s), his heirs and assigns forever. The Grantor(s), for himself, his heirs and personal representatives, does covenant, grant, bargain, and agree to and with the Grantee(s), his heirs and assigns, that at the time of the ensealing and delivery of these presents, he is well seized of the premises above conveyed, has good, sure, perfect, absolute and indefeasible estate of inheritance, in law, in fee simple, and has good right, full power and lawful authority to grant, bargain, sell and convey the same in manner and form as aforesaid, and that the same are free and clear from all former and other grants, bargains, sales, liens, taxes, assessments, encumbrances and restrictions of whatever kind or nature soever, EXCEPT GENERAL TAXES AND ASSESSMENTS FOR THE YEAR 2000 AND SUBSEQUENT YEARS. EXCEPTIONS AS LISTED ON EXHIBIT "B" ATTACHED AND MADE A PART HEREOF AS IF FULLY SET FORTH HEREIN.

The Grantor(s) shall and will WARRANT AND FOREVER DEFEND the above bargained premises in the quiet and peaceable possession of the Grantee(s), his heirs and assigns, against all and every person or persons lawfully claiming the whole or any part thereof. The singular number shall include the plural, and the plural the singular, and the use of any gender shall be applicable to all genders.

IN WITNESS WHEREOF the Grantor(s) has executed this deed on the date set forth above.

Mike Bilberry
MIKE BILBERRY

BOYD LAKE DEVELOPMENT, LTD., A COLORADO LIMITED PARTNERSHIP

Leonard M Bilberry
BY:

STATE OF GEORGIA)
)ss.
County of MUSCOGEE)

BILBERRY & ASSOCIATES, A TEXAS CORPORATION

Leonard M Bilberry
BY:

The foregoing instrument was acknowledged before me on this day of July 05, 2000,
by Leonard M Bilberry for Boyd Lake Development and Bilberry & Associates and Mike Bilberry

My commission expires 5/10/2004
Witness my hand and official seal.

Beatrice Dewberry
Notary Public

Escrow# AC20142 When Recorded Return to: LAKEVIEW DEVELOPMENT CORPORATION, A COLORADO CORPORATION
Title# FC204982 5670 GREENWOOD PLAZA BLVD. #422,
ENGLEWOOD CO 80110

Form COMM.WD WARRANTY DEED (For Photographic Record)

2

EXHIBIT A

PARCEL A

LOTS 1 THROUGH 25, BLOCK 2, LOTS 1 THROUGH 18, BLOCK 3, LOTS 1 THROUGH 13, BLOCK 4, REPLAT OF TRACT B, BOYD LAKE NORTH FIRST ADDITION, CITY OF LOVELAND, COUNTY OF LARIMER, STATE OF COLORADO

PARCEL B

TRACTS 1,2,3,4,7,10 AND TRACT 6 EXCEPT THAT PORTION AS CONVEYED BY DEED RECORDED AT RECEPTION NO. 97022100, BOYD LAKE NORTH FIRST ADDITION, REPLAT OF TRACTS C, D, E, F AND G, CITY OF LOVELAND, LARIMER COUNTY, COLORADO.

PARCEL C

TRACTS A, B, AND C, REPLAT OF TRACT B, BOYD LAKE NORTH FIRST ADDITION TO THE CITY OF LOVELAND, COUNTY OF LARIMER, STATE OF COLORADO.
AND
TRACT A, BOYD LAKE FIRST SUBDIVISION, CITY OF LOVELAND, COUNTY OF LARIMER, STATE OF COLORADO

AC20142 FC204982

EXHIBIT 6.2

Grading Permit - City of Loveland

The grading permit issued to Lakeview Development Corporation is oversize and is therefore being filed as a separate document.

EXHIBIT 6.3

DEPARTMENT OF THE ARMY
CORPS OF ENGINEERS, OMAHA DISTRICT
DENVER REGULATORY OFFICE, 9307 SOUTH WADSWORTH BLVD
LITTLETON, CO 80128-6901

January 30, 2004

David M. Summers
Lakeview Development Corporation
5251 DTC Parkway, Suite 1185
Englewood, CO 80111

Re: **Department of the Army Permit No. 200280552**
Lakeview Development

Dear Mr. Summers:

Enclosed is Department of the Army Permit No. 200280552 for the excavation and placement of fill material into Boyd Lake in connection with the construction of Lakeview Development. The site is located in portions of Section 32, Township 6 North, Range 68 West and Section 5, Township 5 North and Range 68 West, in the City of Loveland, Larimer County, Colorado.

General Condition No. 1 of the permit establishes the time limit for completing the work. It reflects a construction period of 2 years from the end of the month of the date of issuance of the permit, **expiring January 31, 2006**.

Please notify Scott Franklin at (303) 979-4120, or the above address, when work on this project is begun and also when completed. He may also be called if you have any questions concerning the permit. When communicating with our office regarding this project please reference File No. 200280552.

Sincerely,

Timothy T. Carey
Chief, Denver Regulatory Office

Enclosure

DEPARTMENT OF THE ARMY
SECTION 404 PERMIT

Project: Lakeview Development
Applicant: Lakeview Development Corporation
Permit No: 200280552
Waterway: Boyd Lake and adjacent wetlands
Location: East shore of Boyd Lake in the City of Loveland, located in portions of Section 32, Township 6 North, Range 68 West and Section 5, Township 5 North and Range 68 West, Larimer County, Colorado
Issuing Office: Corps of Engineers, Omaha District, Denver Regulatory Office (303-979-4120)

Contents:

1. GENERAL INFORMATION, SIGNATURE BLOCKS

NOTE: The term "you" and its derivatives, as used in this permit, means the permittee or any future transferee. The term "this office" refers to the appropriate district or division office of the Corps of Engineers having jurisdiction over the permitted activity or the appropriate official of that office acting under the authority of the commanding officer. You are authorized to perform work in accordance with the terms and conditions specified below.

1. **Congressional Authorities**: You have been authorized to undertake the activity described above pursuant to:

( ) Section 10 of the Rivers and Harbors Act of 1899 (33 U.S.C. 403).

(**X**) Section 404 of the Clean Water Act (33 U.S.C. 1344).

( ) Section 103 of the Marine Protection, Research and Sanctuaries Act of 1972 (33 U.S.C. 1413).

2. **Limits of this authorization.**

a. This permit does not obviate the need to obtain other Federal, state, or local authorizations required by law.

b. This permit does not grant any property rights or exclusive privileges.

c. This permit does not authorize any injury to the property or rights of others.

d. This permit does not authorize interference with any existing or proposed Federal project.

3. **Limits of Federal Liability.** In issuing this permit, the Federal Government does not assume any liability for the following:

a. Damages to the permitted project or uses thereof as a result of other permitted or unpermitted activities or from natural causes.

b. Damages to the permitted project or uses thereof as a result of current or future activities undertaken by or on behalf of the United States in the public interest.

c. Damages to persons, property, or to other permitted or unpermitted activities or structures caused by the activity authorized by this permit.

d. Design or construction deficiencies associated with the permitted work.

e. Damage claims associated with any future modification, suspension, or revocation of this permit.

4. **Reliance on Applicant's Data:** The determination of this office that issuance of this permit is not contrary to the public interest was made in reliance on the information you provided.

5. **Reevaluation of Permit Decision.** This office may reevaluate its decision on this permit at any time the circumstances warrant. Circumstances that could require a reevaluation include, but are not limited to, the following:

a. You fail to comply with the terms and conditions of this permit.

b. The information provided by you in support of your permit application proves to have been false, incomplete, or inaccurate (See 4 above).

c. Significant new information surfaces which this office did not consider in reaching the original public interest decision.

Such a reevaluation may result in a determination that it is appropriate to use the suspension, modification, and revocation procedures contained in 33 CFR 325.7 or enforcement procedures such as those contained in 33 CFR 326.4 and 326.5. The referenced enforcement procedures provide for the issuance of an administrative order requiring you to comply with the terms and conditions of your permit and for the initiation of legal action where appropriate. You will be required to pay for any corrective measures ordered by this office, and if you fail to comply with such directive, this office may in certain situations (such as those specified in 33 CFR 209.170) accomplish the corrective measures by contract or otherwise and bill you for the cost.

6. **Extensions.** The time limit for completing the work authorized ends on **January 31, 2006**. If you find that you need more time to complete the authorized activity, submit your request for a time extension to this office for consideration at least one month before the above date is reached. Unless there are circumstances requiring either a prompt completion of the authorized activity or a reevaluation of the public interest decision, the Corps will normally give favorable consideration to a request for an extension of this time limit.

Your signature below, as permittee, indicates that you accept and agree to comply with the terms and conditions of this permit.

LAKEVIEW DEVELOPMENT CORPORATION

By: [signature], President JANUARY 30, 2004

Permittee Date

This permit becomes effective when the Federal official, designated to act for the Secretary of the Army, has signed below.

Kurt F. Ubbelohde 1/30/04

Colonel, Corps of Engineers Date

District Engineer

BY: [signature]

Timothy T. Carey

Chief, Denver Regulatory Office

When the structures or work authorized by this permit are still in existence at the time the property is transferred, the terms and conditions of this permit will continue to be binding on the new owner(s) of the property. To validate the transfer of this permit and the associated liabilities associated with compliance with its terms and conditions, have the transferee sign and date below.

Transferee Date

2. DETAILED DESCRIPTION OF AUTHORIZED WORK

In accordance with the terms and conditions of this Department of the Army permit, **Lakeview Development Corporation** is granted authorization by the Secretary of the Army to excavate and place fill material into **Boyd Lake and adjacent wetlands** during the construction of **Lakeview Development.** Maps and drawings are attached. Issuance of this permit and the description of the project is based on documents submitted in the permit application received by the Denver Regulatory Office on August 25, 2003.

2.1. Location.

The development is located on the east shore of Boyd Lake in the City of Loveland, in portions of Section 32, Township 6 North, Range 68 West and Section 5, Township 5 North and Range 68 West, Larimer County, Colorado.

2.2. Existing Conditions.

The 177 acre project site is characterized by a disturbed, weedy landscape with stands of plains cottonwood trees, several wetlands, a small pond, and an approximate 3,500 linear foot shoreline along Boyd Lake. The disturbed and poorly vegetated landscape is due to over 100 years of agriculture and to a previous land owner who graded the site for a golf course and then abandoned the project. Today, the landscape is dominated by extensive stands of noxious weeds such as cheatgrass (*Bromus tectorum*) and field bindweed (*Convolvulus arvensis*), with only isolated relics of the native prairie plants such as rubber rabbitbrush (*Chrysothamnus nauseosus*), and needle and thread grass (*Stipa comata*). Other plants present include flixweed (*Descurainia sophia*), shepherd's purse (*Capsella bursa-pastoris*), and Canada thistle (*Cirsium arvense*), all noxious weeds; smooth brome (*Bromus inermis*) and alfalfa (*Medicago sativa*), agricultural plants; and false flax (*Camelina microcarpa*) and dandelion (*Taraxacum officinale*), introduced weeds.

Plains cottonwoods seedlings occur generously along the high water line of Boyd Lake. However, the oldest trees, some of which are three to four feet in diameter, occur predominately in the southern portion of the project site around a non-jurisdictional wetland and drainage. The understory of the plains cottonwoods stands is dominated by the reed canarygrass (*Phalaris arundinacea*) and meadow foxtail (*Alopecurus pratensis*), as well as the noxious weeds, cheatgrass and Canada thistle. Common native weeds include paradox cinquefoil (*Potentilla supina*) and ragweed (*Ambrosia psilostachya*). Dandelion with scattered patches of riparian plants such as western wheatgrass (*Pascopyrum smithii*), and smartweed (*Persicaria sp.)* are also present.

The mudflats adjacent to Boyd Lake, some of which shall be regraded into developable land, are characterized by smartweeds, sandbar willow, and paradox cinquefoil. A few salt cedars (*Tamarisk ramosissima*), an introduced noxious shrub, are also present.

Elevations range from a high of approximately 4,983 ft-msl at the eastern boundary of the site to a low of approximately 4,950 ft-msl, the current ordinary high-water mark of Boyd Lake. The site slopes and drains to the west into Boyd Lake. The water surface elevation of the lake varies by as much as 20 feet, depending upon water demand and the volume of water to be stored, as determined by the operator, Greeley Loveland Irrigation Company.

There are four wetlands and a man-made golf course pond on the eastern shore of Boyd Lake. Since none of these aquatic areas have visible surface-flow connections to Boyd Lake, they are non-jurisdictional.

Soils along the shore of Boyd Lake have been mapped as Loamy Aquepts or Ulm Clay Loam. Loamy Aquepts are nearly level, poorly drained soils characterized by a surface layer of fine sandy loam, loam, or clay loam. The underlying layer is primarily loam or clay loam extending to a depth of 40 to 60 inches or more. The water table is at or near the surface in spring and summer. Ulm Clay Loam has deep, well drained soils with a surface layer of grayish brown clay loam underlain by a subsoil of light olive brown clay loam. The combined thickness of these two layers is about 18-20 inches. The soils are mildly alkaline above a depth of about 14 inches, and moderately alkaline below that depth.

2.3. Description of Work.

Lakeview Development Corporation will develop a 177 acre development located on the east shore of Boyd Lake.

Over many years, lakeshore erosion has resulted in the redistribution of shoreline material into the lake resulting in longer stretches of shallow water and a build-up of mud flats. A portion of the lake bottom will be excavated to return this eroded material to its original location up on the bank. The development will have a nine-hole golf course, 140 single family residences, town homes, duplexes, and potentially a commercial office park.

The Greeley Loveland Irrigation Company, owner of Boyd Lake, has indicated they plan to reconstruct the spillway and raise the elevation of the reservoir from its current 4959.63 ft-msl to 4,962 ft-msl. No changes to Lakeview Development Corporation's shoreline and wetland mitigation design are anticipated as a result of this proposed increase in the lake water level.

The following new environmental components will be part of the development:

- A 2:1 sloped rip-rap embankment will be constructed along the edge of the property line to protect the recovered material from lake wind-wave action and to provide fish habitat.
- A 25-foot-wide shoreline riparian corridor will be created landward from the rip-rap retaining wall along the entire 3,500 feet of the shoreline. A deed restriction will protect the buffer and riparian area from further development.
- A 0.7-acres riparian/wetland complex will be created on the project site adjacent to Boyd Lake in upland areas.
- Approximately 2.0 acres of mudflats/transitional wet areas will be constructed on the site.

2.4. Jurisdiction.

Boyd Lake is a jurisdictional water of the US because, as a State Recreation Area, it has ties to interstate tourism and commerce. The ordinary high-water mark was determined by Denver Regulatory Office staff during a site visit on May 7, 2003, and later surveyed by the applicant at 4955 ft-msl.

2.5. Purpose and Need.

The project purpose is to provide residential housing. According to the applicant, more high-end residential housing is needed in the Larimer County area, specifically in the area of Boyd Lake.

2.7. Impacts and Mitigation.

The following table indicates project impacts to the aquatic environment.

Jurisdictional Waters of the US	Fill (acres)	Excavation (acres)
Boyd Lake – Residential Area 3.1 acres of aquatic habitat and 2.7 acres of mudflats (mudflats described as saturated soil, seasonally exposed when the water level of Boyd Lake recedes late in the growing season)	5.8	
Boyd Lake – Boat Dock	0.0008*	
Boyd Lake – Adjacent to Project Site		13.4
Total	**5.8008**	**13.4**
* Approximately 36 ft^2 and most of the impact will occur in the rip-rap area which has already been included as an impact.		
Non-Jurisdictional Waters		
Wetland 1# (0.09 Acres)	0.00	
Wetland 2	0.42	
Wetland 3	0.21	
Wetland 4	0.15	
Aquatic Habitat	0.18	
Total	**0.96**	
Overall Total	**6.7608**	**13.4**

Mitigation. The approximately 13.4 acres of excavation is considered to be self-mitigating since Boyd Lake adjacent to the project will have increased storage capacity, compensating for aggradation of eroded shoreline and extending the deep water habitat to the edge of the property. In addition, the 13.4 acres of deepwater habitat will not be lost through excavation.

The following table reflects mitigation for the remaining 6.7608 acres of impacts:

Mitigation	Justification	Area (acres)
A 25-foot-wide shoreline riparian buffer will be created landward from the rip-rap retaining wall along the entire 3,500 feet of the shoreline (2.01 acres). A deed restriction will protect the buffer and riparian area from further development.	The change from a low-functioning fringe lake habitat to a higher quality, higher functioning and more desirable riparian habitat provides a net benefit to the aquatic and terrestrial ecology of Boyd Lake and the surrounding area.	2.01
A riparian/wetland complex will be created on the project site adjacent to Boyd Lake in upland areas.	This is the optimal practicable mitigation for aquatic functions lost from filling 0.96 acres of non-jurisdictional waters of the US.	0.7
Average of approximately 25-foot rip-rap erosion protection along the entire 3,500 feet (2.01 acres).	Rip-rap will protect shoreline from excessive wind/wave action and provide enhanced fish habitat.	2.01

of shoreline.		
Creation of 2.0 acres of mudflats on the site.	This is the optimal practicable mitigation for aquatic functions lost from filling 2.7 acres of mudflats.	2.0
	Total	**6.72**

TABLE 1
Prairie Seed Mix

Scientific Name	Common Name	Variety	Seeding Rate # PLS lbs./acre
Grasses (seed all)			
Andropogon gerardii	Big bluestem		1
Buchloe dactyloides	Buffalograss		2
Chondrosum gracile	Blue grama		4
Panicum virgatum	Switchgrass		2
Pascopyrum smithii	Western wheatgrass		3
Poa compressa	Canada bluegrass	Reubens	2
Schizachyrium scoparium	Little bluestem		1
Sorghastrum nutans	Indiangrass		1
Stipa viridula	Green needlegrass		2
		Total Grasses	**18**
Forbs (seed 8-10)			
Achillea lanulosa	Yarrow		1/16
Artemisia frigida	Fringed sage		1/16
Artemisia ludoviciana	Prairie sage		1/4
Coreopsis tinctoria	Plains coreopsis		1/4
Eriogonum umbellatum	Sulphur flower		1/4
Erysimum asperum	Plains wallflower		1/16
Gaillardia aristata	Blanket flower		1/4
Ipomopsis aggregata	Scarlet gilia		1/4
Liatris punctata	Gayfeather		1/4
Linum lewisii	Blue flax		1/4
Monarda fistulosa	Bee balm		1/4
Oenothera caespitosa	Evening primrose		1/16
Ratibida columnifera	Prairie coneflower		1/4
Rudbeckia hirta	Gloriosa daisy		1/16
Solidago canadensis	Canada goldenrod		1/4
Viguiera multiflora	Showy goldeneye		1/16
		Total Forbs	**2 7/8**

Drill Seeding Rate; Double for Broadcast Methods

TABLE 2
Tree and Shrub Plantings
Riparian / Wetland Habitats

Scientific Name	Common Name	Material Size
Deciduous Trees		
Acer negundo	Box Elder	5 gallon
Populus deltoides	Plains Cottonwood	1.5" diameter
Salix amygdaloides	Peachleaf Willow	5 gallon
Deciduous Shrubs		
Alnus incana ssp. tenuifolia	Alder	5 gallon
Betula occidentalis	River Birch	5 gallon
Cornus stolonifera	Redosier Dogwood	5 gallon
Prunus virginiana ssp. melanocarpa	Chokecherry	5 gallon
Rhus trilobata	Skunkbrush Suma	5 gallon
Ribes aureum	Golden Currant	5 gallon
Salix exigua	Sandbar Willow	sprigs/5 gallon

TABLE 3
Saturated Soil Wetland Seed Mix

Scientific Name	Common Name	Wetland Status	Seeding Rate PLS lbs./acre
Grasses			
Agropyron smithii	Western Wheatgrass	FACU	1
Andropogon gerardii	Big Bluestem	FAC-	3
Distichlis stricta	Inland Salt Grass	FACW	1
Glyceria striata	Fowl Mannagrass	OBL	1
Panicum virgatum	Switchgrass	FACW	3
Poa palustris	Fowl Bluegrass	FACW	1
Puccinellia airoides	Nuttall alkaligrass	OBL	½
Sorghastrum nutans	Indiangrass	FACU	1
Spartina pectinata	Prairie Cordgrass	FACW	3
		Total Grasses	**14 ½**
Sedges			
Carex lanuginosa	Wooly Sedge	OBL	1
Carex nebrascensis	Nebraska Sedge	OBL	1
		Total Sedges	**2**
Rushes			
Juncus balticus	Baltic Rush	OBL	1
Juncus torreyi	Torrey's Rush	FACW+	1
Scirpus paludosus	Alkali Bulrush	OBL	1
		Total Rushes	**3**
Forbs			
Asclepias incarnata	Swamp Milkweed	OBL	½
Helenium autumnale	Sneezeweed	FACW	1/8
Helianthus nuttallii	Marsh Sunflower	FAC	1/8
Iris missouriensis	Rocky Mountain Iris	OBL	1
Polygonum pensylvanica	Giant Smartweed	OBL	½
Solidago canadensis	Canada Goldenrod	FACU	1/8
Verbena hastata	Blue Vervain	FACW	½
		Total Forbs	**2 7/8**
		Grand Total	**22 3/8**

Drill Seed Rate: Double for Broadcast Methods.

TABLE 4
Emergent Wetland Plantings

Scientific Name	Common Name	Wetland Status*	Habitat Water Depth
Grasses			
Beckmannia syzigachne	Sloughgrass	OBL	0-3"
Glyceria grandis	American mannagrass	OBL	0-3"
Spartina pectinata	Prairie cordgrass	FACW	0-3"
Sedges			
Carex aquatilis	Water Sedge	OBL	0-3"
Carex utriculata	Beaked sedge	OBL	0-12"
Eleocharis palustris	Creeping spikerush	OBL	0-3"
Scirpus acutus	Hardstem bulrush	OBL	0-18"
Scirpus americanus (S. pungens)	Threesquare bulrush	OBL	0-6"
Scirpus paludosus	Alkali bulrush	NI	0-6"
Scirpus pallidus	Cloaked bulrush	OBL	0-3"
Rushes			
Juncus torreyi	Torrey's rush	FACW+	0-3"
Forbs			
Acorus calamus	Sweetflag	OBL	0-6"
Alisma plantago-aquatica	Water plantain	OBL	0-12"
Sagittaria latifolia	Arrowhead	OBL	0-12"
Sparganium eurycarpum	Burreed	OBL	0-12"

3. GENERAL CONDITIONS

1. The time limit for completing the work authorized ends on **January 31, 2006**. If you find that you need more time to complete the authorized activity, submit your request for a time extension to this office for consideration at least one month before the above date is reached.

2. You must maintain the activity authorized by this permit in good condition and in conformance with the terms and conditions of this permit. You are not relieved of this requirement if you abandon the permitted activity, although you may make a good faith transfer to a third party in compliance with General Condition 4 below. Should you wish to cease to maintain the authorized activity or should you desire to abandon it without a good faith transfer, you must obtain a modification of this permit from this office, which may require restoration of the area.

3. If you discover any previously unknown historic or archeological remains while accomplishing the activity authorized by this permit, you must immediately notify this office of what you have found. We will initiate the Federal and state coordination required to determine if the remains warrant a recovery effort or if the site is eligible for listing in the National Register of Historic Places.

4. If you sell the property associated with this permit, you must obtain the signature of the new owner in the space provided and forward a copy of the permit to this office to validate the transfer of this authorization.

5. If a conditioned water quality certification has been issued for your project, you must comply with the conditions specified in the certification as special conditions to this permit. For your convenience, a copy of the certification is attached if it contains such conditions.

6. You must allow representatives from this office to inspect the authorized activity at any time deemed necessary to ensure that it is being or has been accomplished in accordance with the terms and conditions of your permit.

7. All construction debris will be disposed of on land in such a manner that it cannot enter a waterway or wetland.

8. Equipment for handling and conveying materials during construction shall be operated to prevent dumping or spilling the materials into the water except as approved herein.

9. Care will be taken to prevent any petroleum products, chemicals, or other deleterious materials from entering the water.

10. Steps will be taken to prevent materials spilled or stored on shore from washing into the water as a result of cleanup activities, natural runoff, flooding, and that, during construction, any materials which are accidentally spilled into the water will be retrieved.

11. All work in the waterway will be performed in such a manner so as to minimize increases in suspended solids and turbidity which may degrade water quality and damage aquatic life outside the immediate area of operation.

12. All areas along the bank disturbed or newly created by the construction activity will be seeded with vegetation indigenous to the area for protection against subsequent erosion.

13. The clearing of vegetation will be limited to that which is absolutely necessary for construction of the project.

14. Close coordination will be maintained by the contractor with downstream water users, advising them of any water

quality changes to be caused by the construction.

15. All dredged or excavated materials, with the exception of that authorized herein, will be placed on an upland site above the ordinary high water line in a confined area, not classified as a wetland, to prevent the return of such materials to the waterway.

16. Deposition of excavated materials on shore and all earthwork operations on shore will be carried out in such a way that sediment runoff and soil erosion to the water are controlled.

17. Adequate pipes shall be installed in any temporary crossing to carry normal flows and prevent the restriction of expected high flows during construction.

18. Concrete trucks will be washed at a site and in such a manner that washwater cannot enter the waterway.

19. The use of machinery in the waterway will be kept to a minimum.

20. When the District Engineer has been notified that a filling activity is adversely affecting fish or wildlife resources or the harvest thereof and the District Engineer subsequently directs remedial measures, the permittee will comply with such directions as may be received to suspend or modify the activity to the extent necessary to mitigate or eliminate the adverse effect as required.

21. Fuel storage tanks above ground shall be diked or curbed or other suitable means provided to prevent the spread of liquids in case of leakage in the tanks or piping.

4. SPECIAL CONDITIONS

A. All reports or correspondence required under these special conditions shall include the following information:

Project: Lakeview Development, Larimer County, Colorado
Corps Permit No: 200280552
Applicant: Lakeview Development Corporation
Expiration Date: January 31, 2006

and shall be sent to:

US Army Corps of Engineers
Denver Regulatory Office
9307 S. Wadsworth Blvd.
Littleton, CO 80128-6901

B. The Colorado Department of Health issued Water Quality Certification Number 3076 (Certification 3076) on September 29, 2003 in accordance with Section 401 of the Clean Water Act. The permittee agrees to comply with Certification 3076, the requirements from which are attached to, and made a part of, this permit. The water quality certification is shown on Attachment 1.

C. The permittee shall contact the FWS, Office of Migratory Birds, at (303) 236-8171, for permitting requirements dealing with the removal of any bird nest, and especially any raptor nest.

D. Protection of existing trees and shrubs shall be as follows:

D.1. If any native tree or shrub on the Lakeview Development property, existing at the time of the issuance of this permit, with a trunk greater than four inches (measured at two feet from the ground) is impacted as a result of the construction of the residential development, this impact shall be mitigated by purchasing a nursery grown tree or shrub of the same species and planting it in a protected area.

D.2. If any existing tree or shrub on Lakeview Development property with a trunk greater than four inches (measured at two feet from the ground), dies prior to successful completion of mitigation as approved by the Denver Regulatory Office, that tree will be replaced by 1- to 2-inch cottonwood trees at or near the location of the original tree.

D.3. Cottonwood tree re-planting will be considered successful when at least 90 percent of the cottonwoods replaced are alive and growing.

E. Aerial photos of the project site will be submitted to the Denver Regulatory Office as follows:

E.1. Prior to any impacts to waters of the US as authorized by this permit, pre-construction aerial photos will be submitted by the permittee to, and approved by, the Denver Regulatory Office.

E.2. The photos will document pre-construction conditions in the area 200 feet landward and 200 feet lakeward of the ordinary high-water mark (5950 ft-msl) along the entire 3,500 feet of the shoreline.

E.3. Upon completion of the project, post-construction aerial photos of the project site, taken from the same general perspective as the pre-construction photos, will be submitted by the permittee to, and approved by, the Denver Regulatory Office.

F. A 25-foot-wide shoreline riparian mitigation area (riparian complex) will be created landward from the rip-rap retaining wall along the entire 3,500 feet of the shoreline (2.01 acres) as follows:

F.1. The riparian complex will be seeded with the prairie seed mix of Table 1 of Section 2.7, Impacts and Mitigation. The prairie seeding shall be considered successful if the vegetation has an estimated absolute cover of at least 60%, has at least 85 percent native prairie species, and undesirable weedy species compromise less than 10% of the cover.

F.2. Plains cottonwood trees will be planted in the riparian restoration area at a density of at least one tree per 10 linear feet of shoreline. Cottonwood tree mitigation will be considered successful when at least 90 percent of the number of trees planted as part of the riparian complex are alive and growing without intervention in the form of irrigation for at least a two (2) consecutive years.

F.3. Deciduous riparian shrubs indicated in Table 2 of Section 2.7 will be planted at a density of 2 shrubs per 10 linear feet of shoreline. The shrubs should be planted to present a relatively natural distribution. Shrub mitigation will be considered successful when at least 90 percent of the number of shrubs planted as part of the riparian complex are alive and growing without intervention in the form of irrigation for at least a two (2) consecutive years.

F.4. A 50-foot-wide area, on the landward side along the entire 3,500 feet of the riparian complex, will be planted with a fescue lawn.

F.5. A deed restriction describing and protecting the riparian complex will be submitted to the Denver Regulatory Office. Written approval of this deed restriction from the Denver Regulatory Office is required prior to impacts to any waters of the US.

G. A 0.7-acre riparian/wetland mitigation area (wetland complex) will be created on a peninsula on the south end of the project site as follows:

G.1. The saturated soil habitats will be seeded with the seed mix of Table 3 of Section 2.7, Impacts and Mitigation, the highest elevation sites will be seeded with the native prairie seed mix of Table 1 of Section 2.7, and the shallow water habitats will be planted with the emergent wetland species of Table 4 of Section 2.7. Wetland complex mitigation will be considered successful when the following conditions have been met without intervention in the form of irrigation, removal of undesirable vegetation or replanting of desirable vegetation for at least a two (2) consecutive years:

G.1.1. The wetland has an absolute vegetation cover of at least 85 percent.

G.1.2. At least 85 percent of the vegetation consists of wetland plants.

G.1.3. The cover of undesirable weedy plants is less than 10%.

G.2. The Boyd Lake shoreline of the wetland complex area will be planted with sandbar willows *(Salix exigua)* on 12 inch centers. The planting shall occur through that part of the shoreline habitat of exposed to wave action.

G.3. No less than 5 deciduous trees, indicated in Table 2 of Section 2.7 will be planted in appropriate habitats in a relatively natural distribution. Tree mitigation will be considered successful when at least 80 percent of the number of trees planted as part of the wetland complex are alive and growing without intervention in the form of irrigation for at least a two (2) consecutive years.

G.4. No less than 10 deciduous riparian shrubs, indicated in Table 2 of Section 2.7, will be planted in appropriate habitats in a relatively natural distribution. Shrub mitigation will be considered successful when at least 90 percent of the number of shrubs planted as part of the riparian complex are alive and growing without intervention in the form of irrigation for at least a two (2) consecutive years.

H. A 2.01-acre seasonally-exposed and saturated mudflat area will be created on the shore of Boyd Lake as follows:

H.1. The area is intended to replace impacted mud flat areas and should function in a manner similar to other existing natural mudflats on the lake.

H.2. When completed, the mudflat will gently slope toward Boyd Lake beginning with elevation 4,950 ft-msl.

H.3. Approximately six inches of mudflat soils will be scraped/excavated from existing mudflats to be impacted and transferred/spread to a depth of six inches in the mudflat mitigation area, with the intent that organic soils and the existing seed base will be transferred.

H.4. Water smartweed, also known as scarlet smartweed (*Persicaria coccinea* and *Polygonum amphibium* var. *emersum)*, will be planted or seeded in the mudflat mitigation area.

I. A professional ecologist approved by the Denver Regulatory Office will be on-site to oversee all mitigation.

J. Mitigation will be accomplished in accordance with the attached mitigation plan and with these special conditions.

K. The permittee is responsible for planning, accomplishing, and maintaining the mitigation project and for the long-term management and protection of the permanent mitigation.

L. There will be no mowing, spraying or other detrimental maintenance of the mitigation areas once they have become established and are self-sustaining.

M. Once the mitigation areas have been constructed and planted, proper precautions will be taken to prevent domestic animals and human activity from adversely affecting them.

N. If any public health organization recognized by the Denver Regulatory Office indicates that rip-rap placed by the permittee is a problematic source of mosquito infestation, the applicant will remedy the problem subsequent to approval by the Denver Regulatory Office.

O. If, during the first three years after initial implementation of mitigation, the site conditions indicate that the success criteria are not likely to be achieved, remedial efforts will be undertaken after consultation with the Corps of Engineers.

P. The mitigated riparian and wetland complexes will be monitored by the applicant each year beginning in 2004 until the Corps of Engineers determines them to be viable and self-sustaining. **Annual Mitigation Progress Reports** will be submitted to the Denver Regulatory Office before December 31 of each year beginning in 2005. These reports will include but **not** be limited to:

P.1. permit number and county where the project is located;
P.2. a discussion of successes, failures, and problems;
P.3. percent of ground surface area that is vegetated, percent of the vegetated area that contains wetland species, list of prevalent plant species;
P.4. maps, and drawings as needed for illustration; and
P.5. photographs of mitigation area (to be taken from the same location each year and submitted with each report).

Q. Prior to approval by the Denver Regulatory Office that project mitigation is successful, the permittee will submit the attached As-Built Certification Form to the Denver Regulatory Office, signed and sealed by a professional surveyor or engineer.

R. After a detailed and careful review of all of the conditions contained in this permit, the permittee acknowledges that, although said conditions were required by the Corps of Engineers, nonetheless the permittee agreed to those conditions voluntarily to facilitate issuance of the permit; the permittee will comply fully with all the terms of all the permit conditions.

US Army Corps of Engineers
Section 404 Permit As-Built Certification Form

Project: Lakeview Development
Applicant: Lakeview Development Corporation
Permit No: 200280552
Waterway: Boyd Lake and adjacent wetlands
Location: East shore of Boyd Lake in the City of Loveland, located in portions of Section 32, Township 6 North, Range 68 West and Section 5, Township 5 North and Range 68 West, Larimer County, Colorado
Issuing Office: Corps of Engineers, Omaha District, Denver Regulatory Office (303-979-4120)

Submit this form and one set of 8½ x 11-inch as-built engineering drawings to:

US Army Corps of Engineers
Denver Regulatory Office
9307 S. Wadsworth Blvd.
Littleton, CO 80128-6901
303-979-4120.

Describe deviations from the approved permit drawings and special conditions on additional pages.

I hereby certify that mitigation required by Special Conditions has been accomplished in accordance with the Department of the Army Permit 200280552 with any deviations noted below. I have enclosed one set of as-built engineering drawings of the mitigation area.

____
Signature of Surveyor/Engineer

____
Name (Please type or print)

____
Company

____
Address

____
City, State, Zip

____
Phone

Affix Professional Engineering seal here

Project Location Maps
Lakeview Development



Project Location
Fort Collins
Loveland
Greeley
Longmont
Boulder
Denver
L A R I M E R
W E L D
B O U L D E R
A D A M S
A R A P A H O E
C O L O R A D O
Rocky Mountain National Park
Roosevelt National Forest
Arapaho National Forest
©2000 Microsoft Corp. and/or its suppliers. All rights reserved.



Project Location
Fort Collins-Loveland Municipal Airport
E 57th St
Crossroads Blvd
Loveland
Boyd Lake Ave
Garfield Ave
Lincoln Ave
Monroe Ave
Boise Ave
E 29th St
E 42nd St
E 50th St
E 18th St
Valley Oak Dr
©2000 Microsoft Corp. and/or its suppliers. All rights reserved.



BOYD LAKE
Mitigation Area
Shoreline Riparian Restoration
Riparian / Wetland Complex
Drainage Riparian / Wetland Enhancement
NORTH
WESTERN ECOLOGICAL RESOURCE, INC.

Lakeview Development
Boyd Lake, Loveland Colorado

Corps File No. 200280552

Fig. 1



RAILROAD R.O.W.
COMMERCIAL OFFICE PARK
MULTI-FAMILY
DUPLEX LOTS
VALLEY OAK DRIVE
PARK GOLF COURSE
Existing Development
Boyd Lake
SECTION A

Legend:

- Waters of the U.S. Impact Area
- Riparian Wetland Mitigation Area
- Waters of the U.S. Jurisdictional Boundary
- Limit of Fill
- Project Boundary

Date: October 2003

Scale: 1 in = 450 ft

Lakeview Development
Boyd Lake, Loveland Colorado

Corps File No. 200280552

Fig. 2

prepared by:
Western Ecological Resource, Inc.
711 Walnut Street
Boulder, CO 80302
(303) 449-9009 FAX (303) 449-9038


Existing Development
SECTION C
SECTION B
Boyd Lake
TRAFFIC CIRCLE
PATIO HOMES

Legend:

- Waters of the U.S. Impact Area
- Riparian/Wetland Complex Mitigation Area
- Riparian Restoration
- Waters of the U.S. Jurisdictional Boundary
- Limit of Fill
- Project Boundary

Date: October 2003
Scale: 1 in = 450 ft

Lakeview Development
Boyd Lake, Loveland Colorado

Corps File No. 200280552

Fig. 3

prepared by:
Western Ecological Resource, Inc.
711 Walnut Street
Boulder, CO 80302
(303) 449-9009 FAX (303) 449-9038



Wetland 4
Wetland 3
Wetland 2
Wetland 1
BOYD LAKE
Mudflat
Aquatic Habitat
Aquatic Habitat Boundary
Surveyed by Landmark Engineering Inc.

Legend:

- Wetlands
- Aquatic Habitats
- Mudflat
- Soil Test Pit (ERO 2002) Sites 10-12 off of project site
- Maximum Boyd Lake Water Elevation

Notes:

1. Wetland boundaries were digitized from the ERO 2002 Wetland Map and placed into the topographic survey map from Landmark Engineering Inc.
2. Approximate water elevation was 4921 ft. on April 2002.

Lakeview Development
Boyd Lake, Loveland Colorado

Corps File No. 200280552

Fig. 4

prepared by:
Western Ecological Resource, Inc.
711 Walnut Street
Boulder, CO 80302
(303) 449-9009 FAX (303) 449-9038



Excavation Area
Fill Area
BOYD LAKE
Fill Area
Excavation Area

Legend:

Waters of the U. S. Boundary

Limit of Disturbance

Property Boundary

Saturated Soil

Lakeview Development
Boyd Lake, Loveland Colorado

Corps File No. 200280552

Fig. 5

Date: October 2003
Scale: 1 in. = 350 ft.

prepared by:
Western Ecological Resource, Inc.
711 Walnut Street
Boulder, CO 80302
(303) 449-9009 FAX (303) 449-9038



Existing Seasonal Mudflat
Existing Seasonal Mudflat
Limit of CORPs Jurisdiction
Wetland Creation
Area (0.70 ac)
Seasonal
Mudflat Mitigation
Area (1.34 ac)
Legend:
Mudflat
Wetland Creation
Waters of the U.S. Jurisdictional Boundary
Limit of Fill
Project Boundary
Date: January 2004
Scale: 1 in = 100 ft

Lakeview Development
Boyd Lake, Loveland Colorado

Corps File No. 200280552

Fig. 6

prepared by:
Western Ecological Resource, Inc.
711 Walnut Street
Boulder, CO 80302
(303) 449-9009 FAX (303) 449-9038


7
6
5
2
1
ALLEY
TRACT E
TRACT I
PATIO HOMES
Seasonal Mudflat Mitigation Area (0.66 ac)
Limit of CORPs Jurisdiction

Legend:

- Mudflat
- Waters of the U.S. Jurisdictional Boundary
- Limit of Fill
- Project Boundary

Date: January 2004

Scale: 1 in = 100 ft

Lakeview Development
Boyd Lake, Loveland Colorado

Corps File No. 200280552

Fig. 7

prepared by:
Western Ecological Resource, Inc.
711 Walnut Street
Boulder, CO 80302
(303) 449-9009 FAX (303) 449-9038

STATE OF COLORADO

Bill Owens, Governor
Douglas H. Benevento, Executive Director

Dedicated to protecting and improving the health and environment of the people of Colorado

4300 Cherry Creek Dr. S.
Denver, Colorado 80246-1530
Phone (303) 692-2000
TDD Line (303) 691-7700
Located in Glendale, Colorado

http://www.cdphe.state.co.us

Laboratory Services Division
8100 Lowry Blvd.
Denver, Colorado 80230-6928
(303) 692-3090

Colorado Department of Public Health and Environment

September 29, 2003

Lakeview Development Corporation
5251 DTC Parkway, Suite 1185
Englewood, Colorado 80111

Re:	**Section 401 Water Quality Certification**
	Colorado 401 Certification No.: 3076
	US Corps of Engineers 404 Permit No.: 200280552
Description:	Excavate and fill material into lake in connection with the construction of a golf course and a residential and commercial development.
Location:	Section 32, Township 6 North, Range 68 West and Section 5, Township 5 North, Range 68 West.
Watercourse:	Boyd Lake, South Platte River Basin, Segment COSPBT12, Big Thompson River Sub-basin in Larimer County, Colorado.
Designation:	Reviewable

Dear Applicant:

The Colorado Department of Public Health and Environment (CDPHE), Water Quality Control Division (Division) has completed its review of the subject Clean Water Act (CWA) Section 404 Permit Application, and our preliminary determination with the issuance of the State of Colorado 401 Certification Public Notice (5 CCR 1002-82.5(B)). An antidegradation review has also been completed pursuant to Regulation No. 31, Basic Standards and Methodologies for Surface Water (5 CCR 1002-31). The Division's review concluded that only temporary impacts to water quality should occur as a result of this project.

This letter shall serve as official notification that the Division is issuing "Regular Certification" in accordance with 5 CCR 1002-82.5(A)(2).

The 401 Certification issued by the Division pursuant to 5 CCR 1002-82.3(C) shall apply to both the construction and operation of the project for which a federal license or permit is required, and shall apply to the water quality impacts associated with the project. This certification does not constitute a relinquishment of the Division's authority as defined in the Colorado Water Quality Control Act, nor does it fulfill or waive any other local, state, or federal

Section 401 Certification Requirements
State of Colorado

(A) The following requirements shall apply to all certifications:

(1) Authorized representatives from the Division shall be permitted to enter upon the site where the construction activity or operation of the project is taking place for purposes of inspection of compliance with BMPs and certification conditions.

(2) In the event of any changes in control or ownership of facilities where the construction activity or operation of the project is taking place, the successor shall be notified in writing by his predecessor of the existence of the BMPs and certification conditions. A copy of such notification shall be provided to the Division.

(3) If the permittee discovers that certification conditions are not being implemented as designed, or if there is an exceedance of water quality standards despite compliance with the certification conditions and there is reason to believe that the exceedance is caused, in whole or in part, by the project, the permittee shall verbally notify the Division of such failure or exceedance within two (2) working days of becoming aware of the same. Within ten (10) working days of such notification, the permittee shall provide to the Division, in writing, the following:

(a) In the case of the failure to comply with the certification conditions, a description of (i) the nature of such failure, (ii) any reasons for such failure, (iii) the period of noncompliance, and (iv) the measures to be taken to correct such failure to comply; and

(b) In the case of the exceedance of a water quality standard, (i) an explanation, to the extent known after reasonable investigation, of the relationship between the project and the exceedance, (ii) the identity of any other known contributions to the exceedance, and (iii) a proposal to modify the certification conditions so as to remedy the contribution of the project to the exceedance.

(4) Any anticipated change in discharge location and/or quantities associated with the project which may result in water quality impacts not considered in the original certification must be reported to the Division by submission of a written notice by the permittee prior to the change. If the change is determined to be significant, the permittee will be notified within ten days, and the change will be acknowledged and approved or disapproved.

(5) Any diversion from or bypass of facilities necessary to maintain compliance with the terms and conditions herein is prohibited, except (i) where unavoidable to prevent loss of life or severe property damage, or (ii) where excessive storm drainage or runoff would damage any facilities necessary for compliance with limitations and prohibitions

herein. The Division shall be notified immediately in writing of each such diversion or bypass.

(6) At least fifteen days prior to commencement of a project in a watercourse, which the Division has certified, or conditionally certified, the permittee shall notify the following:

(a) Applicable local health departments;

(b) Owners or operators of municipal and domestic water treatment intakes which are located within twenty miles downstream from the site of the project; and

(c) Owners or operators of other intakes or diversions which are located within five miles downstream from the site of the project.

The permittee shall maintain a list of the persons and entities notified, including the date and form of notification.

(7) Immediately upon discovery of any spill or other discharge to waters of the state not authorized by the applicable license or permit, the permittee shall notify the following;

(a) Applicable local health departments;

(b) Owners or operators of municipal and domestic water treatment intakes which are located within twenty miles downstream from the site of the project; and

(c) Owners or operators of other intakes or diversions which are located within five miles downstream from the site of the project.

The permittee shall maintain a list of the persons and entities notified, including the date and form of notification.

(8) Construction operations within watercourses and water bodies shall be restricted to only those project areas specified in the federal license or permit.

(9) No construction equipment shall be operated below the existing water surface unless specifically authorized by the 401 certification issued by the Division.

(10) Work should be carried out diligently and completed as soon as practicable. To the maximum extent practicable, discharges of dredged or fill material shall be restricted to those periods when impacts to designated uses are minimal.

(11) The project shall incorporate provisions for operation, maintenance, and replacement of BMPs to assure compliance with the conditions identified in this section, and any other conditions placed in the permit or certification. All such provisions shall be identified and compiled in an operation and maintenance plan which will be retained by the project owner and available for inspection within a reasonable timeframe upon request by any authorized representative of the Division.

(12) The use of chemicals during construction and operation shall be in accordance with the manufacturers specifications. There shall be no excess application and introduction of chemicals into state waters.

(13) All solids, sludges, dredged or stockpiled materials and all fuels, lubricants, or other toxic materials shall be controlled in a manner so as to prevent such materials from entering state waters.

(14) All seed, mulching material and straw used in the project shall be state certified weed-free.

(15) Discharges of dredged or fill material in excess of that necessary to complete the project are not permitted.

(16) Discharges to state waters not identified in the license or permit and not certified in accordance therewith are not allowed, subject to the terms of any 401 certification.

(17) Except as otherwise provided pursuant to subsection 82.7(C), no discharge shall be allowed which causes non-attainment of a narrative water quality standard identified in the Basic Standards and Methodologies for Surface Waters, Regulation #31 (5 CCR 1002-31), including, but not limited to discharges of substances in amounts, concentrations or combinations which:

(a) Can settle to form bottom deposits detrimental to beneficial uses; or

(b) Form floating debris, scum, or other surface materials sufficient to harm existing beneficial uses; or

(c) Produce color, odor, or other conditions in such a degree as to create a nuisance or harm existing beneficial uses or impart any undesirable taste to significant edible aquatic species, or to the water, or

(d) Are harmful to the beneficial uses or toxic to humans, animals, plants, or aquatic life; or

(e) Produce a predominance of undesirable aquatic life; or

(f) Cause a film on the surface or produce a deposit on shorelines.

(B) **Best Management Practices:**

(1) Best management practices are required for all projects for which Division certification is issued except for section 402 permits. Project applicants must select BMPs to be employed in their project. A listing and description of best management practices is located in Appendix I of Regulation No. 82: 401 Certification Regulation 5 CCR 1002-82.

(2) All requests for certifications which require BMPs shall include a map of project location, a site plan, and a listing of the selected BMPs chosen for the project. At a minimum, each project must provide for the following:

(a) Permanent erosion and sediment control measures that shall be installed at the easiest practicable time consistent with good construction practices and that shall be maintained and replaced as necessary throughout the life of the project.

(b) Temporary erosion and sediment control measures that shall be coordinated with permanent measures to assure economical, effective, and continuous control throughout the construction phase and during the operation of the project.

EXHIBIT 6.4

STOCK OPTION AGREEMENT

THIS STOCK OPTION AGREEMENT (this "Agreement") dated as of December 15, 2002 is between Lakeview Development Corporation, a Colorado corporation (the "Company") and Billy Halax (the "Optionee").

Recitals

In order to foster a continuing mutually beneficial relationship between the Optionee and the Company, the Company has agreed to grant to the Optionee an option to purchase certain shares of common stock of the Company (the "Common Stock") upon the terms and conditions specified in this Agreement.

Agreement

In consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the parties agree as follows:

1. Non-Qualified Stock Option. The Company grants to the Optionee an option, not intended as an incentive or statutory stock option, to purchase all or any part of an aggregate of Seven Hundred Fifty Thousand (750,000) shares of Common Stock, from time to time, at a price of One Dollar ($1.00) per share, for an aggregate purchase price of up to $750,000, during the period between December 15, 2002 and December 31, 2004.

2. Exercise.

(a) The option granted under Paragraph 1 may be exercised as a whole or in part at any time.

(b) The option may be exercised in part from time to time and such partial exercise shall not prevent additional partial exercises until expiration or exercise of the full amount of the option.

(c) The option granted under Paragraph 1 must be exercised on or before January 15, 2004 or it shall be void.

3. Notice of Exercise. Subject to the terms of this Agreement, the Optionee may exercise the option granted under Paragraph 1 to purchase all or a portion of the shares of Common Stock represented by the option by giving written notice to the Company. Any notice of partial or full exercise shall be addressed to: Mr. David M. Summers, President, Lakeview Development Corporation and delivered to its principal business address located at 5251 DTC Parkway, Suite 1185, Englewood, Colorado 80111. The notice must be accompanied by full payment of the purchase price for such shares in accordance with Paragraph 4 below. Any other notice by the Optionee to the Company shall be similarly addressed. Any certificate or notice to be delivered to the Optionee may be mailed to the Optionee's principal residence address or such other address as the Optionee may provide in writing to the Company.

5. Payment. Payment by the Optionee upon exercise of the option granted under Paragraph 1 may be made in cash or by check which clears in the ordinary course of business, or certified funds.

6. Substitution or Cancellation Upon Acquisition. As used in this Paragraph, "Acquisition Event" means (a) any merger or consolidation of the Company with one or more other corporations, whether or not the Company is the surviving corporation, (b) any sale or other disposition of all or substantially all of the assets of the Company pursuant to a plan which provides for the liquidation of the Company, or (c) any exchange by the holders of all of the outstanding shares of Common Stock for securities issued by another entity, or in whole or in part for cash or other property, pursuant to a plan of exchange approved by the holders of a majority of such outstanding shares. In connection with any Acquisition Event and upon such terms and conditions at the Board may establish:

(a) The Board may waive any limitation applicable to the option granted to the Optionee by this Agreement so that such option, from and after a date prior to the Acquisition Event that is specified by the Board, shall be exercisable in full.

(b) If the Board so determines, the Optionee may be given the opportunity to make a final settlement for the entire unexercised portion of the option granted by this Agreement, including any portion not then currently exercisable, in any one or more of the following manners:

(i) Surrender such unexercised portion for cancellation in exchange for the payment in cash of an amount not less than the difference between the value per share of Common Stock as measured by the value to be received by the holders of the outstanding shares of Common Stock pursuant to the terms of the Acquisition Event, as determined by the Board in its sole discretion, and the price at which such option is or would become exercisable, multiplied by the number of shares represented by such unexercised portion.

(ii) Exercise such option, including any portion not then otherwise currently exercisable, prior to the Acquisition Event so that the Optionee would be entitled, with respect to shares thereby acquired, to participate in the Acquisition Event as a holder of Common Stock.

(iii) Surrender such option for cancellation in exchange for a substitute option, with or without a related stock appreciation right, providing substantially equal benefits and granted or to be granted by a similar business entity, or a parent or subsidiary of such a similar business entity, that after the Acquisition Event is expected to continue to conduct substantially the same business as that acquired from the Company pursuant to the Acquisition Event.

If the Optionee is given one or more of such opportunities with respect to the entire unexercised portion of the option granted by this Agreement, the option may be cancelled by the Company upon the occurrence of the Acquisition Event and thereafter the Optionee will be entitled only to receive the appropriate benefit pursuant to clause (i), (ii), of (iii) above, whichever may be applicable.

The provisions of this Paragraph are not intended to be exclusive of any other arrangements that the Board might approve for settlement of any or all outstanding options and rights in connection with an Acquisition Event or otherwise.

7. Taxes. It shall be a condition to delivery by the Company of certificates for shares of its Common Stock pursuant to this Agreement, that adequate provision has been made, in the judgment of the Company, for payment of any taxes which may be required to be withheld from the Optionee pursuant to any applicable law.

8. Powers of the Board. In the event of a recapitalization, stock split, stock dividend or other change in capitalization affecting the outstanding shares of Common Stock, an appropriate adjustment shall be made by the Board in the number of shares and the exercise price for the option granted by this Agreement.

9. Succession. This Agreement shall be binding upon and shall inure to the benefit of the Company and its successors and assigns and the Optionee, as the case may be. Except as expressly stated in this Agreement, neither the option nor any other rights or benefit granted to the Optionee under this Agreement shall be transferable to or exercisable by any other person or entity.

10. No Effect on Other Agreements. Nothing in this Agreement is intended to modify in any respect the rights of the Company or the Optionee, respectively, under the any other agreements presently in effect between the Company and the Optionee, if any.

11. Securities Laws. The Optionee understands that no registration statement under the Securities Act of 1933 or any applicable securities laws of any jurisdiction has been filed or is in effect with respect to the offer and sale of shares pursuant to this Agreement. As conditions of its delivery of any shares, the Company (i) may require the Optionee to deliver to the Company in writing the representations set forth in a standard form of Investment Representation Letter, as required by applicable securities laws and (ii) may place conspicuously upon each certificate representing the shares a legend substantially in the following form:

> The Securities represented by this Certificate have been issued without registration under the Securities Act of 1933 or any state securities laws. Such securities may not be sold, assigned, or otherwise disposed of, beneficially or on the records of the corporation, unless there has been delivered to the corporation an opinion of counsel, satisfactory to the corporation, to the effect that the proposed transaction

will neither constitute nor result in any violation of the registration requirements of any applicable federal securities laws or any applicable securities law of any jurisdiction.

12. Governing Law. This Agreement shall be governed by the laws of the State of Colorado as applied to contracts made and to be performed entirely within the State of Colorado.

LAKEVIEW DEVELOPMENT CORPORATION

By: /s/ David M. Summers
David M. Summers, President

OPTIONEE

/s/ Billy Halax
Billy Halax

EXHIBIT 6.5

STOCK OPTION AGREEMENT

THIS STOCK OPTION AGREEMENT (this "Agreement") dated as of March 11, 2004 is between Lakeview Development Corporation, a Colorado corporation (the "Company") and Duane Wilson (the "Optionee").

Recitals

In order to foster a continuing mutually beneficial relationship between the Optionee and the Company, the Company has agreed to grant to the Optionee an option to purchase certain shares of common stock of the Company (the "Common Stock") upon the terms and conditions specified in this Agreement.

Agreement

In consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the parties agree as follows:

1. Non-Qualified Stock Option. The Company grants to the Optionee an option, not intended as an incentive or statutory stock option, to purchase all or any part of an aggregate of Eighty Six Thousand (86,000) shares of Common Stock, from time to time, at a price of One Dollar ($1.00) per share, for an aggregate purchase price of up to $86,000, during the period between March 11, 2004 and January 15, 2007.

2. Exercise.

(a) The option granted under Paragraph 1 may be exercised as a whole or in part at any time.

(b) The option may be exercised in part from time to time and such partial exercise shall not prevent additional partial exercises until expiration or exercise of the full amount of the option.

(c) The option granted under Paragraph 1 must be exercised on or before January 15, 2007 or it shall be void.

3. Notice of Exercise. Subject to the terms of this Agreement, the Optionee may exercise the option granted under Paragraph 1 to purchase all or a portion of the shares of Common Stock represented by the option by giving written notice to the Company. Any notice of partial or full exercise shall be addressed to: Mr. David M. Summers, President, Lakeview Development Corporation and delivered to its principal business address located at 5251 DTC Parkway, Suite 1185, Englewood, Colorado 80111. The notice must be accompanied by full payment of the purchase price for such shares in accordance with Paragraph 4 below. Any other notice by the Optionee to the Company shall be similarly addressed. Any certificate or notice to be delivered to the Optionee may be mailed to the Optionee's principal residence address or such other address as the Optionee may provide in writing to the Company.

5. Payment. Payment by the Optionee upon exercise of the option granted under Paragraph 1 may be made in cash or by check which clears in the ordinary course of business, or certified funds.

6. Substitution or Cancellation Upon Acquisition. As used in this Paragraph, "Acquisition Event" means (a) any merger or consolidation of the Company with one or more other corporations, whether or not the Company is the surviving corporation, (b) any sale or other disposition of all or substantially all of the assets of the Company pursuant to a plan which provides for the liquidation of the Company, or (c) any exchange by the holders of all of the outstanding shares of Common Stock for securities issued by another entity, or in whole or in part for cash or other property, pursuant to a plan of exchange approved by the holders of a majority of such outstanding shares. In connection with any Acquisition Event and upon such terms and conditions at the Board may establish:

(a) The Board may waive any limitation applicable to the option granted to the Optionee by this Agreement so that such option, from and after a date prior to the Acquisition Event that is specified by the Board, shall be exercisable in full.

(b) If the Board so determines, the Optionee may be given the opportunity to make a final settlement for the entire unexercised portion of the option granted by this Agreement, including any portion not then currently exercisable, in any one or more of the following manners:

(i) Surrender such unexercised portion for cancellation in exchange for the payment in cash of an amount not less than the difference between the value per share of Common Stock as measured by the value to be received by the holders of the outstanding shares of Common Stock pursuant to the terms of the Acquisition Event, as determined by the Board in its sole discretion, and the price at which such option is or would become exercisable, multiplied by the number of shares represented by such unexercised portion.

(ii) Exercise such option, including any portion not then otherwise currently exercisable, prior to the Acquisition Event so that the Optionee would be entitled, with respect to shares thereby acquired, to participate in the Acquisition Event as a holder of Common Stock.

(iii) Surrender such option for cancellation in exchange for a substitute option, with or without a related stock appreciation right, providing substantially equal benefits and granted or to be granted by a similar business entity, or a parent or subsidiary of such a similar business entity, that after the Acquisition Event is expected to continue to conduct substantially the same business as that acquired from the Company pursuant to the Acquisition Event.

If the Optionee is given one or more of such opportunities with respect to the entire unexercised portion of the option granted by this Agreement, the option may be cancelled by the Company upon the occurrence of the Acquisition Event and thereafter the Optionee will be entitled only to receive the appropriate benefit pursuant to clause (i), (ii), of (iii) above, whichever may be applicable.

The provisions of this Paragraph are not intended to be exclusive of any other arrangements that the Board might approve for settlement of any or all outstanding options and rights in connection with an Acquisition Event or otherwise.

7. Taxes. It shall be a condition to delivery by the Company of certificates for shares of its Common Stock pursuant to this Agreement, that adequate provision has been made, in the judgment of the Company, for payment of any taxes which may be required to be withheld from the Optionee pursuant to any applicable law.

8. Powers of the Board. In the event of a recapitalization, stock split, stock dividend or other change in capitalization affecting the outstanding shares of Common Stock, an appropriate adjustment shall be made by the Board in the number of shares and the exercise price for the option granted by this Agreement.

9. Succession. This Agreement shall be binding upon and shall inure to the benefit of the Company and its successors and assigns and the Optionee, as the case may be. Except as expressly stated in this Agreement, neither the option nor any other rights or benefit granted to the Optionee under this Agreement shall be transferable to or exercisable by any other person or entity.

10. No Effect on Other Agreements. Nothing in this Agreement is intended to modify in any respect the rights of the Company or the Optionee, respectively, under the any other agreements presently in effect between the Company and the Optionee, if any.

11. Securities Laws. The Optionee understands that no registration statement under the Securities Act of 1933 or any applicable securities laws of any jurisdiction has been filed or is in effect with respect to the offer and sale of shares pursuant to this Agreement. As conditions of its delivery of any shares, the Company (i) may require the Optionee to deliver to the Company in writing the representations set forth in a standard form of Investment Representation Letter, as required by applicable securities laws and (ii) may place conspicuously upon each certificate representing the shares a legend substantially in the following form:

> The Securities represented by this Certificate have been issued without registration under the Securities Act of 1933 or any state securities laws. Such securities may not be sold, assigned, or otherwise disposed of, beneficially or on the records of the corporation, unless there has been delivered to the corporation an opinion of counsel, satisfactory to the corporation, to the effect that the proposed transaction

will neither constitute nor result in any violation of the registration requirements of any applicable federal securities laws or any applicable securities law of any jurisdiction.

12. Governing Law. This Agreement shall be governed by the laws of the State of Colorado as applied to contracts made and to be performed entirely within the State of Colorado.

LAKEVIEW DEVELOPMENT CORPORATION

By: /s/ David M. Summers
David M. Summers, President

OPTIONEE

/s/ Duane Wilson
Duane Wilson

EXHIBIT 6.6

STOCK OPTION AGREEMENT

THIS STOCK OPTION AGREEMENT (this "Agreement") dated as of May 17, 2004 is between Lakeview Development Corporation, a Colorado corporation (the "Company") and Karen Wilson-Johnson (the "Optionee").

Recitals

In order to foster a continuing mutually beneficial relationship between the Optionee and the Company, the Company has agreed to grant to the Optionee an option to purchase certain shares of common stock of the Company (the "Common Stock") upon the terms and conditions specified in this Agreement.

Agreement

In consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the parties agree as follows:

1. Non-Qualified Stock Option. The Company grants to the Optionee an option, not intended as an incentive or statutory stock option, to purchase all or any part of an aggregate of Fifty Thousand (50,000) shares of Common Stock, from time to time, at a price of One Dollar ($1.00) per share, for an aggregate purchase price of up to $50,000, during the period between May 17, 2004 and January 15, 2007.

2. Exercise.

(a) The option granted under Paragraph 1 may be exercised as a whole or in part at any time.

(b) The option may be exercised in part from time to time and such partial exercise shall not prevent additional partial exercises until expiration or exercise of the full amount of the option.

(c) The option granted under Paragraph 1 must be exercised on or before January 15, 2007 or it shall be void.

3. Notice of Exercise. Subject to the terms of this Agreement, the Optionee may exercise the option granted under Paragraph 1 to purchase all or a portion of the shares of Common Stock represented by the option by giving written notice to the Company. Any notice of partial or full exercise shall be addressed to: Mr. David M. Summers, President, Lakeview Development Corporation and delivered to its principal business address located at 5251 DTC Parkway, Suite 1185, Englewood, Colorado 80111. The notice must be accompanied by full payment of the purchase price for such shares in accordance with Paragraph 4 below. Any other notice by the Optionee to the Company shall be similarly addressed. Any certificate or notice to be delivered to the Optionee may be mailed to the Optionee's principal residence address or such other address as the Optionee may provide in writing to the Company.

5. Payment. Payment by the Optionee upon exercise of the option granted under Paragraph 1 may be made in cash or by check which clears in the ordinary course of business, or certified funds.

6. Substitution or Cancellation Upon Acquisition. As used in this Paragraph, "Acquisition Event" means (a) any merger or consolidation of the Company with one or more other corporations, whether or not the Company is the surviving corporation, (b) any sale or other disposition of all or substantially all of the assets of the Company pursuant to a plan which provides for the liquidation of the Company, or (c) any exchange by the holders of all of the outstanding shares of Common Stock for securities issued by another entity, or in whole or in part for cash or other property, pursuant to a plan of exchange approved by the holders of a majority of such outstanding shares. In connection with any Acquisition Event and upon such terms and conditions at the Board may establish:

(a) The Board may waive any limitation applicable to the option granted to the Optionee by this Agreement so that such option, from and after a date prior to the Acquisition Event that is specified by the Board, shall be exercisable in full.

(b) If the Board so determines, the Optionee may be given the opportunity to make a final settlement for the entire unexercised portion of the option granted by this Agreement, including any portion not then currently exercisable, in any one or more of the following manners:

(i) Surrender such unexercised portion for cancellation in exchange for the payment in cash of an amount not less than the difference between the value per share of Common Stock as measured by the value to be received by the holders of the outstanding shares of Common Stock pursuant to the terms of the Acquisition Event, as determined by the Board in its sole discretion, and the price at which such option is or would become exercisable, multiplied by the number of shares represented by such unexercised portion.

(ii) Exercise such option, including any portion not then otherwise currently exercisable, prior to the Acquisition Event so that the Optionee would be entitled, with respect to shares thereby acquired, to participate in the Acquisition Event as a holder of Common Stock.

(iii) Surrender such option for cancellation in exchange for a substitute option, with or without a related stock appreciation right, providing substantially equal benefits and granted or to be granted by a similar business entity, or a parent or subsidiary of such a similar business entity, that after the Acquisition Event is expected to continue to conduct substantially the same business as that acquired from the Company pursuant to the Acquisition Event.

If the Optionee is given one or more of such opportunities with respect to the entire unexercised portion of the option granted by this Agreement, the option may be cancelled by the Company upon the occurrence of the Acquisition Event and thereafter the Optionee will be entitled only to receive the appropriate benefit pursuant to clause (i), (ii), of (iii) above, whichever may be applicable.

The provisions of this Paragraph are not intended to be exclusive of any other arrangements that the Board might approve for settlement of any or all outstanding options and rights in connection with an Acquisition Event or otherwise.

7. Taxes. It shall be a condition to delivery by the Company of certificates for shares of its Common Stock pursuant to this Agreement, that adequate provision has been made, in the judgment of the Company, for payment of any taxes which may be required to be withheld from the Optionee pursuant to any applicable law.

8. Powers of the Board. In the event of a recapitalization, stock split, stock dividend or other change in capitalization affecting the outstanding shares of Common Stock, an appropriate adjustment shall be made by the Board in the number of shares and the exercise price for the option granted by this Agreement.

9. Succession. This Agreement shall be binding upon and shall inure to the benefit of the Company and its successors and assigns and the Optionee, as the case may be. Except as expressly stated in this Agreement, neither the option nor any other rights or benefit granted to the Optionee under this Agreement shall be transferable to or exercisable by any other person or entity.

10. No Effect on Other Agreements. Nothing in this Agreement is intended to modify in any respect the rights of the Company or the Optionee, respectively, under the any other agreements presently in effect between the Company and the Optionee, if any.

11. Securities Laws. The Optionee understands that no registration statement under the Securities Act of 1933 or any applicable securities laws of any jurisdiction has been filed or is in effect with respect to the offer and sale of shares pursuant to this Agreement. As conditions of its delivery of any shares, the Company (i) may require the Optionee to deliver to the Company in writing the representations set forth in a standard form of Investment Representation Letter, as required by applicable securities laws and (ii) may place conspicuously upon each certificate representing the shares a legend substantially in the following form:

> The Securities represented by this Certificate have been issued without registration under the Securities Act of 1933 or any state securities laws. Such securities may not be sold, assigned, or otherwise disposed of, beneficially or on the records of the corporation, unless there has been delivered to the corporation an opinion of counsel, satisfactory to the corporation, to the effect that the proposed transaction

will neither constitute nor result in any violation of the registration requirements of any applicable federal securities laws or any applicable securities law of any jurisdiction.

12. Governing Law. This Agreement shall be governed by the laws of the State of Colorado as applied to contracts made and to be performed entirely within the State of Colorado.

LAKEVIEW DEVELOPMENT CORPORATION

By: /s/ David M. Summers
David M. Summers, President

OPTIONEE

/s/ Karen Wilson-Johnson
Karen Wilson-Johnson

EXHIBIT 6.7

STOCK OPTION CANCELLATION AGREEMENT

THIS STOCK OPTION CANCELLATION AGREEMENT (this "Agreement"), dated as of June 30, 2004, is between Lakeview Development Corporation, a Colorado corporation (the "Company") and David M. Summers ("Mr. Summers").

Recitals

A. The Company and Mr. Summers entered into a Stock Option Agreement dated March 31, 2004, a copy of which is attached to this Agreement as Exhibit A (the "Stock Option Agreement").

B. For a variety of business reasons, the Company and Mr. Summers have determined that the Stock Option Agreement should be cancelled effective as of June 30, 2004.

Agreement

IN CONSIDERATION of the foregoing recitals, other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and the mutual covenants set forth below, the Company and Mr. Summers as follows:

1. Cancellation. The Stock Option Agreement is hereby cancelled effective as of June 30, 2004.

2. Counterparts. This instrument may be executed in counterparts, each of which shall be deemed an original, but both or which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Company and Mr. Summers have executed this Agreement as of the day and year first above written.

LAKEVIEW DEVELOPMENT CORPORATION

By: /s/ David M. Summers
David M. Summers, President

/s/ David M. Summers
David M. Summers, Individually

Exhibit A

STOCK OPTION AGREEMENT

THIS STOCK OPTION AGREEMENT (this "Agreement") dated as of March 31, 2004 is between Lakeview Development Corporation, a Colorado corporation (the "Company") and David M. Summers (the "Optionee").

Recitals

In order to foster a continuing mutually beneficial relationship between the Optionee and the Company, the Company has agreed to grant to the Optionee an option to purchase certain shares of common stock of the Company (the "Common Stock") upon the terms and conditions specified in this Agreement.

Agreement

In consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the parties agree as follows:

1. Non-Qualified Stock Option. The Company grants to the Optionee an option, not intended as an incentive or statutory stock option, to purchase all or any part of an aggregate of One Hundred Fifty Thousand (150,000) shares of Common Stock, from time to time, at a price of One Dollar ($1.00) per share, for an aggregate purchase price of up to $150,000, during the period between March 31, 2004 and January 15, 2007.

2. Exercise.

(a) The option granted under Paragraph 1 may be exercised as a whole or in part at any time.

(b) The option may be exercised in part from time to time and such partial exercise shall not prevent additional partial exercises until expiration or exercise of the full amount of the option.

(c) The option granted under Paragraph 1 must be exercised on or before January 15, 2007 or it shall be void.

3. Notice of Exercise. Subject to the terms of this Agreement, the Optionee may exercise the option granted under Paragraph 1 to purchase all or a portion of the shares of Common Stock represented by the option by giving written notice to the Company. Any notice of partial or full exercise shall be addressed to: Mr. David M. Summers, President, Lakeview Development Corporation and delivered to its principal business address located at 5251 DTC Parkway, Suite 1185, Englewood, Colorado 80111. The notice must be accompanied by full payment of the purchase price for such shares in accordance with Paragraph 4 below. Any other notice by the Optionee to the Company shall be similarly addressed. Any certificate or notice to be delivered to the Optionee may be mailed to the Optionee's principal residence address or such other address as the Optionee may provide in writing to the Company.

5. Payment. Payment by the Optionee upon exercise of the option granted under Paragraph 1 may be made in cash or by check which clears in the ordinary course of business, or certified funds.

6. Substitution or Cancellation Upon Acquisition. As used in this Paragraph, "Acquisition Event" means (a) any merger or consolidation of the Company with one or more other corporations, whether or not the Company is the surviving corporation, (b) any sale or other disposition of all or substantially all of the assets of the Company pursuant to a plan which provides for the liquidation of the Company, or (c) any exchange by the holders of all of the outstanding shares of Common Stock for securities issued by another entity, or in whole or in part for cash or other property, pursuant to a plan of exchange approved by the holders of a majority of such outstanding shares. In connection with any Acquisition Event and upon such terms and conditions at the Board may establish:

(a) The Board may waive any limitation applicable to the option granted to the Optionee by this Agreement so that such option, from and after a date prior to the Acquisition Event that is specified by the Board, shall be exercisable in full.

(b) If the Board so determines, the Optionee may be given the opportunity to make a final settlement for the entire unexercised portion of the option granted by this Agreement, including any portion not then currently exercisable, in any one or more of the following manners:

(i) Surrender such unexercised portion for cancellation in exchange for the payment in cash of an amount not less than the difference between the value per share of Common Stock as measured by the value to be received by the holders of the outstanding shares of Common Stock pursuant to the terms of the Acquisition Event, as determined by the Board in its sole discretion, and the price at which such option is or would become exercisable, multiplied by the number of shares represented by such unexercised portion.

(ii) Exercise such option, including any portion not then otherwise currently exercisable, prior to the Acquisition Event so that the Optionee would be entitled, with respect to shares thereby acquired, to participate in the Acquisition Event as a holder of Common Stock.

(iii) Surrender such option for cancellation in exchange for a substitute option, with or without a related stock appreciation right, providing substantially equal benefits and granted or to be granted by a similar business entity, or a parent or subsidiary of such a similar business entity, that after the Acquisition Event is expected to continue to conduct substantially the same business as that acquired from the Company pursuant to the Acquisition Event.

If the Optionee is given one or more of such opportunities with respect to the entire unexercised portion of the option granted by this Agreement, the option may be cancelled by the Company upon the occurrence of the Acquisition Event and thereafter the Optionee will be entitled only to receive the appropriate benefit pursuant to clause (i), (ii), of (iii) above, whichever may be applicable.

The provisions of this Paragraph are not intended to be exclusive of any other arrangements that the Board might approve for settlement of any or all outstanding options and rights in connection with an Acquisition Event or otherwise.

7. Taxes. It shall be a condition to delivery by the Company of certificates for shares of its Common Stock pursuant to this Agreement, that adequate provision has been made, in the judgment of the Company, for payment of any taxes which may be required to be withheld from the Optionee pursuant to any applicable law.

8. Powers of the Board. In the event of a recapitalization, stock split, stock dividend or other change in capitalization affecting the outstanding shares of Common Stock, an appropriate adjustment shall be made by the Board in the number of shares and the exercise price for the option granted by this Agreement.

9. Succession. This Agreement shall be binding upon and shall inure to the benefit of the Company and its successors and assigns and the Optionee, as the case may be. Except as expressly stated in this Agreement, neither the option nor any other rights or benefit granted to the Optionee under this Agreement shall be transferable to or exercisable by any other person or entity.

10. No Effect on Other Agreements. Nothing in this Agreement is intended to modify in any respect the rights of the Company or the Optionee, respectively, under the any other agreements presently in effect between the Company and the Optionee, if any.

11. Securities Laws. The Optionee understands that no registration statement under the Securities Act of 1933 or any applicable securities laws of any jurisdiction has been filed or is in effect with respect to the offer and sale of shares pursuant to this Agreement. As conditions of its delivery of any shares, the Company (i) may require the Optionee to deliver to the Company in writing the representations set forth in a standard form of Investment Representation Letter, as required by applicable securities laws and (ii) may place conspicuously upon each certificate representing the shares a legend substantially in the following form:

> The Securities represented by this Certificate have been issued without registration under the Securities Act of 1933 or any state securities laws. Such securities may not be sold, assigned, or otherwise disposed of, beneficially or on the records of the corporation, unless there has been delivered to the corporation an opinion of counsel, satisfactory to the corporation, to the effect that the proposed transaction

will neither constitute nor result in any violation of the registration requirements of any applicable federal securities laws or any applicable securities law of any jurisdiction.

12. Governing Law. This Agreement shall be governed by the laws of the State of Colorado as applied to contracts made and to be performed entirely within the State of Colorado.

LAKEVIEW DEVELOPMENT CORPORATION

By:______________________________
David M. Summers, President

OPTIONEE

____
David M. Summers, Individually

EXHIBIT 6.8

SUBLEASE AGREEMENT

THIS SUBLEASE AGREEMENT (this "Agreement"), dated as of June 1, 2002, is between LAKEVIEW DEVELOPMENT CORPORATION, a Colorado corporation (the "TENANT") and SAMRUN TECHNOLOGIES, INC., a Colorado corporation (the "SUBTENANT").

Recitals

A. On or about January 31, 2002, the TENANT entered into a Lease with Building One DTC Limited Partnership, a Colorado limited partnership (the "Landlord"), a copy of which is attached to this Agreement as Exhibit A (the "Lease").

B. The SUBTENANT plans to downsize its office space in the near future and acknowledges the difficulty of finding a small office for rent in a Class A building located in or near the Denver Technological Center.

C. The SUBTENANT desires to sublease from TENANT a portion of the premises described in the Lease as Suite 1180, which consists of approximately Six Hundred Forty Two (642) Rentable Square Feet and has two offices on the glass with a reception area.

D. TENANT has agreed to rent Suite 1180 to SUBTENANT at a substantial discount from TENANT's actual cost and pay all future increases in Common Area Maintenance and other expenses attributable to Suite 1180 in exchange for SUBTENANT's prepayment of rent for the five year term of the sublease.

Agreement

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is acknowledged and the mutual covenants set forth in this Agreement, TENANT and SUBTENANT agree as follows:

1. Lease. SUBTENANT hereby agrees to lease from TENANT Suite 1180, consisting of approximately 642 rentable square feet, subject to the terms and conditions of this Agreement.

2. Term. The term of this Agreement shall commence on June 1, 2002 and end on May 31, 2007, unless sooner terminated pursuant to other provisions of this Agreement.

3. Payment of Rent. SUBTENANT shall pay to TENANT rent for the five year term of this Sublease in the amount of Seventy One Thousand Six Hundred Sixty Three and 25/100 Dollars ($71,663.25), due and payable in a lump sum on or before December 15, 2002. TENANT shall assume all responsibility for payment of SUBTENANT's proportionate share (27.70%) of any and all increases in Common Area Maintenance Expenses, applicable taxes and the like which are assessed by the Landlord to the TENANT under the Lease during the term of this Agreement.

4. Parking. During the term of this Agreement, SUBTENANT shall be entitled to use up to three parking spaces previously allocated to TENANT, provided that SUBTENANT shall pay all costs charged to TENANT by Landlord associated with parking spaces utilized by the SUBTENANT.

5. Landlord's Consent Requirements. SUBTENANT has reviewed the terms and conditions of the Lease and agrees to abide by terms and conditions, including rules and regulations adopted by the Landlord applicable to TENANT under the Lease. SUBTENANT also agrees to execute any consent to subletting required by the Landlord under the Lease.

6. Telephone Services. SUBTENANT shall be responsible for all telephone equipment and installation charges necessary to connect its telephone lines through TENANT's existing telephone equipment located in Suite 1185. SUBTENANT shall pay U.S. West and long distance telephone service providers directly for all charges related to SUBTENANT's telephone lines.

7. Landlord Services. SUBTENANT shall pay directly, or reimburse TENANT, for all miscellaneous charges by LANDLORD with regard to modification of building signs or directories, and providing keys and access cards related to SUBTENANT's tenancy.

8. Acceptance of Premises. SUBTENANT has inspected the Premises and accepts the Premises in its present condition. SUBTENANT also agrees to occupy the Premises subject to all restrictions specified in the Lease, except that the premises may be used by SUBTENANT as a business office to conduct its computer programming services business.

9. No Assignment. SUBTENANT may not assign this Agreement or any interests under this Agreement or enter into any sublease with respect to the Premises without the prior written consent of TENANT, which may be withheld in TENANT's sole and absolute discretion.

10. No Joint Venture. SUBTENANT and TENANT acknowledge that nothing in this Agreement shall constitute them as partners or joint venturers in the performance of any activities contemplated by this Agreement and that neither party shall be deemed an agent or representative of the other for any purpose.

11. Notices. Any notices given to either party under this Agreement shall be deemed given when hand delivered or clearly posted on the Premises.

12. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon any permitted successor of SUBTENANT.

13. Severability of Provisions. If any of the provisions of this Agreement shall be or become invalid or illegal under any provision of applicable law, the remainder of this Agreement shall not be affected.

14. Governing Law. This Agreement is made under, shall be construed in accordance with, and shall be governed by the laws of the State of Colorado as applied to contracts made and performed solely within the State of Colorado.

15. Waiver and Modification. Any waiver, alteration or modification of any of the provisions of this Agreement shall be valid only if made in writing and signed by the parties to this Agreement. The failure of either party to enforce at any time, or for any period of time, any of the provisions of this Agreement shall not be construed as a waiver of such provisions or of the right of such party to enforce each and every provision of this Agreement in the future.

16. Attorney's Fees. In the event of any dispute arising under the terms and conditions of this Agreement, the prevailing party in such dispute shall be entitled, in addition to other damages or costs, to an award of reasonable attorney's fees.

17. Entire Agreement. This Agreement constitutes and embodies the entire understanding and agreement of the parties to this Agreement and, except as otherwise provided in this Agreement, there are no other agreements or understandings, written or oral, in effect between the parties to this Agreement.

18. Counterparts. This instrument may be executed in counterparts, each of which shall be deemed an original, but both of which taken together shall constitute one and the same instrument.

19. Savings Clause. To the extent that the rent calculated under this Agreement or any related agreement shall exceed the maximum amounts which are permitted to be paid to TENANT before triggering provisions entitling the Landlord to share in such rent or other charges attributable to the lease of Suite 1180, then the rent and other charges due from SUBTENANT under this Agreement shall be automatically reduced to such maximum amount permitted to be paid to TENANT without triggering provisions entitling the Landlord to share in such rent or other charges.

IN WITNESS WHEREOF, SUBTENANT and TENANT have executed this Agreement as of the day and year first above written.

SAMRUN TECHNOLOGIES, INC., a Colorado corporation

By: /s/ Victor Palli
Victor Palli, President

LAKEVIEW DEVELOPMENT CORPORATION, a Colorado corporation

By: /s/ David M. Summers
David M. Summers, President

Exhibit A

Lease

Exhibit B

Calculation of Rent for Accrual Purposes

June 1, 2002 - May 31, 2003	$1,168.98 per mo.	$14,027.70
June 1, 2003 - May 31, 2004	$1,168.98 per mo.	$14,027.70
June 1, 2004 - May 31, 2005	$1,194.39 per mo.	$14,332.65
June 1, 2005 - May 31, 2006	$1,219.80 per mo.	$14,637.60
June 1, 2006 - May 31, 2007	$1,219.80 per mo.	$14,637.60
		$71,663.25

EXHIBIT 6.9

EQUIPMENT LEASE

THIS EQUIPMENT LEASE (this "Lease"), dated as of June 1, 2002, is between Lakeview Development Corporation, a Colorado corporation ("Lessor") and SAMRUN Technologies, Inc., a Colorado corporation ("Lessee").

Recitals

A. Contemporaneously with the execution of this Agreement, Lessor and Lessee have entered into a Sublease Agreement related to office space located at 5251 DTC Parkway, Suite 1180, Englewood, Colorado 80111.

B. The Lessor has certain executive office furniture and office equipment, including desks, credenzas, chairs, mats filing cabinets, wall files, bookcases, copiers, framed artwork, computer equipment, telephone equipment and office supplies available for rent (collectively, the "Equipment").

C. The Lessee is desirous of leasing from the Lessor the Equipment for use in Lessee's business upon terms and conditions specified in this Agreement.

Agreement

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is acknowledged and the mutual covenants set forth in this Lease, the Lessor and the Lessee agree as follows:

1. Lease. The Lessor leases to the Lessee and the Lessee rents from the Lessor, certain furniture and office equipment currently located in a local storage facility, including without limitation, various desks, credenzas, chairs, mats filing cabinets, wall files, bookcases, copiers, framed artwork, and office supplies (all such items being referred to collectively in this Lease as the "Equipment") for use by the Lessee in its office space located at 5251 DTC Parkway, Suite 1180, Englewood, Colorado 80111.

2. Lease Term. The term of this Lease (the "Lease Term") shall commence on June 1, 2002 and shall continue in for a term of sixty (60) months ending May 31, 2007.

3. Rent. The Lessee shall pay rent in the amount of Sixty Thousand and no/100 ($60,000.00), due and payable in a lump sum on or before December 15, 2002.

4. Connection of Leased Telephone Equipment. The Lessee shall have the right to connect all telephone equipment leased from the Lessor to Lessor's main switching board and telephone equipment located in Lessor's adjoining Suite 1185, at Lessee's expense.

5. Acceptance. Lessee has inspected the Equipment and accepts the Equipment in its present condition.

6. Insurance. Lessee shall maintain casualty insurance on the Equipment in commercially reasonable amounts.

7. Maintenance. The Lessee shall keep the Equipment in good condition and repair and shall bear all costs associated with the same.

8. Payment of Taxes by Lessee. During the Lease Term, the Lessee shall promptly pay all taxes, assessments and other governmental charges levied or assessed upon the interest of the Lessee in the Equipment or upon the use of operation of the Equipment, exclusive of taxes measured by the income of the Lessor. The Lessor shall not be responsible for contesting any valuation or tax imposed on the Equipment, but may do so as an accommodation to the Lessee.

9. Title to Equipment. The Lessee shall have no right, title, or interest in the Equipment, other than the right to maintain possession and use of the Equipment during the Lease Term, conditioned upon the Lessee's compliance with the terms and conditions of this Lease. The Lessee will keep the Equipment free and clear from any and all claims, liens encumbrances, and legal processes of the Lessee's creditors, customers, and other persons. All attachments, accessories, repairs, refurbishing, and replacements at any time made of placed on the Equipment shall be deemed part of the Equipment. The Lessor shall be permitted to display ownership notices by affixing to each item of the Equipment an identifying stencil, plate, or other indication of ownership, if the Lessor chooses to do so.

10. Possession, Use and Location of Equipment. So long as the Lessee shall comply with the terms and conditions of this Lease, the Lessee may possess and use the Equipment in accordance with the Lease. The Equipment shall be used in the business of the Lessee and shall be kept at its present storage facility location until relocated at Lessee's expense to 5251 DTC Parkway, Suite 1180, Englewood, Colorado 80111, where it shall be kept thereafter. The Lessee shall not, without the Lessor's prior written consent, remove the Equipment from such location at 5251 DTC Parkway, Suite 1180, Englewood, Colorado, part with possession or control of the Equipment, sell, pledge, mortgage or otherwise encumber the

Equipment or any part of it or assign or encumber any interest under this Lease during the term of this Lease.

11. Return of the Equipment. Upon expiration of the term of this Lease, and any renewal, the Lessee shall relinquish possession of the Equipment where the Equipment is located, in good operating condition, ordinary wear and tear excepted.

12. Further Assurances. The Lessor and the Lessee each agree to execute and deliver to the other, from time to time, such further documents, assurances, or things as may be reasonably necessary to give full effect to this Lease and to allow each of the parties to this Lease to enjoy and exercise the rights accorded and acquired by them under this Lease. Where so provided by law, the Lessor any execute and file an appropriate financing statement on the Lessee's behalf.

13. No Joint Venture. The Lessor and the Lessee acknowledge that nothing in this Lease shall constitute them as partners or joint ventures in the performance of any activities contemplated by this Lease and that neither party shall be deemed an agent or representative of the other.

14. Notices. Any notices given to either party under this Lease shall deemed given three days after being deposited in the United States Mail, registered or certified, return receipt requested, postage prepaid and addressed to the other party at the address for such party contained in this Lease or provided by such party from time to time.

15. Successors and Assigns. This Lease shall inure to the benefit of and be binding any successor of the Lessee which shall acquire, directly or indirectly, by purchase, operation of law or otherwise, all or substantially all of the assets the Lessee.

16. Severability of Provisions. If any of the provisions of this Lease shall be or become invalid or illegal under any provisions of applicable law, the remainder of this Lease shall not be affected.

17. Governing Law. This Lease is made under, shall be construed in accordance with, and shall be governed by the laws of the State of Colorado as applied to contracts made and to be performed solely within the State of Colorado.

18. Waiver and Modification. Any waiver, alteration or modification of any of the provisions of this Lease shall be valid only if made in writing and signed by the parties to this Lease. The failure of either party to enforce at any time, or for any period of time, any of the provisions

of this Lease shall not be construed as a waiver of such provisions or of the right of such party to enforce each and every provisions of this Lease in the future.

19. Headings. The headings and captions contained in this Lease are for convenience only and shall not be construed as part of this Lease.

20. Entire Agreement. This Lease constitutes and embodies the entire understanding and agreement of the parties to this Lease relating to its subject matter, and except as otherwise provided in this Lease, there are no other agreements or understandings, written or oral, in effect between the parties to this Lease with respect to its subject matter.

21. Not a Consumer Contract. The Lessee represents that the Equipment is being leased for business purposes and agrees that under no circumstance shall the lease of the Equipment by the Lessor to the Lessee be deemed a consumer contract.

22. Counterparts. This instrument may be executed in counterparts, each of which shall be deemed an original, but both of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the Lessor and the Lessee have executed this Lease as of the day and year first above written.

LESSOR

LAKEVIEW DEVELOPMENT CORPORATION

By: /s/ David M. Summers
David M. Summers, President

LESSEE

SAMRUN TECHNOLOGIES, INC.

By: /s/ Victor Palli
Victor Palli, President

EXHIBIT 6.10

Landmark ENGINEERING Ltd.

3521 W. EISENHOWER BLVD. • LOVELAND, CO 80537
PHONE: (970) 667-6286 • DENVER: (303) 629-7124 • FAX: (970) 667-6298

AN AGREEMENT FOR LIMITED PROFESSIONAL SERVICES

Project I.D. No. LAKD-2F8F-01
Project Addendum No. ______

• CLIENT INFORMATION: PHONE: OFFICE 303-221-8883 HOME ______

CLIENT: Lakeview Development Corp. FAX: 303-221-8832

ADDRESS: 5251 DTC Parkway Suite 1185 P.O. / CONTRACT NO.: ______

CITY: Englewood STATE: CO ZIP CODE: 80111

CONTACT PERSON: ______ PHONE: ______

Reference: ______ Bank: ______

Contact: ______ Ph: ______ Contact: ______ Ph: ______

• PROJECT DATA: TITLE Boyd Lake North

SERVICES (INVOICE DESCRIPTION) ______

SCOPE/INTENT & EXTENT OF SERVICES: -Find or set lot corners for lots 9-18, block 3
-Review and plot legal descriptions on exhsting plats

• PROJ. LOCATION: ADDRESS ______ CITY Loveland COUNTY Larimer

LOT ____ BLOCK ____ SUBDIVISION Replat of Tract B Boyd Lake North 1st Addition SEC. ____ TWN. ____ RANGE ____

• CONTRACT TYPE FEE: (CIRCLE APPLICABLE CONTRACT TYPE)

(1. HOURLY — circled) 4. FIXED FEE 9. PER UNIT 11. INTERNAL OVERHEAD
2. HOURLY TO A MAXIMUM 5. PHASED FIXED FEE 10. NON-BILLABLE 12. OTHER ______

ESTIMATED FEE: See Below + Reimbursables SPECIFIC BILLING SCHEDULE: YES ____ NO ____

REIMBURSABLE EXPENSES SHALL BE ADDED TO ALL CONTRACT TYPE FEES RETAINER AMOUNT: ______

• REMARKS/SPECIAL CONDITIONS: ______

PLEASE NOTE: THIS INSTRUMENT SHALL NOT CONSTITUTE AN AGREEMENT BETWEEN THE PARTIES UNTIL EXECUTED BY CLIENT AND LANDMARK. WORK SHALL NOT NORMALLY COMMENCE UNTIL EXECUTED AGREEMENT RECEIVED AT LANDMARK OFFICE. THE "TERMS AND CONDITIONS" ON PAGE 2 ARE A PART OF THIS AGREEMENT, INCLUDING RISK ALLOCATION. BY SIGNATURE HEREAFTER, CLIENT REFUSES MONETARY LIMIT OF RISK ALLOCATION AND AGREES TO AN ADDITIONAL 10% FEE.

______ Date: ______

CLIENT ACCEPTANCE:

BY: X [signature] Title: PRESIDENT Date: JUNE 25, 2002
(Person Responsible For Payment or Authorized Agent)

LANDMARK APPROVAL:

BY: Robert J. Nelson Title: Pres. Date: 24 June '02
(Signature)

LANDMARK USE ONLY:

• Department: Survey
• Client Coordination: Paul Hernandez
• Project Type: Housing No.: 050
• Agreement By: PAH Date: 6-20-02
• Date Executed Agreement Rec'd: ______
• Proj. Computer Input By: ______ Date: ______
• Project Closeout By: ______ Date: ______

Fee Type No.	Phase Type	Phase No.	Est. Fee	Est. Time	P.M.
1	Lot Stak	618	$700		
1	Legal Des.	610	$400		

White — Job File *Pink* — Client Coordination *Yellow* — Client Copy

1/98

AN AGREEMENT FOR LIMITED PROFESSIONAL SERVICES (Con't)
'TERMS AND CONDITIONS'

:NERAL: Unless initialed by both parties, any changes to this Agreement shall apply. The project scope will not be reduced without written mutual agree-nt. Activities often cannot be fully defined during initial planning. Where project ›pe is expanded by CLIENT/Owner (or agent), or if as project progresses, ›nges in anticipated scope become apparent. Landmark will inform the CLIENT that changes in scope can be negotiated as required, and CLIENT will be re-›nsible for payment for services resulting therefrom.

ANDARD OF CARE/PRACTICE: Services provided by LANDMARK un-this Agreement will be performed in a manner consistent with that degree of e and skill ordinarily exercised by members of the same profession currently cticing under similar circumstances in the vicinity of the project. LANDMARK ll put forth reasonable professional efforts to comply with codes, regulations, 's . . . in effect as of the date of execution of this Agreement. LANDMARK ll not be required to sign any documents, no matter by whom requested, that uld result in LANDMARK'S having to certify, guarantee or warrant the exist-›e of conditions whose existence LANDMARK cannot ascertain. The CLIENT ees not to make resolution of any dispute with LANDMARK or payment of amount due LANDMARK in any way contingent upon LANDMARK'S sign-any such certification.

BSITE SAFETY: Neither the professional activities of LANDMARK, nor presence of LANDMARK employees and subconsultants at a construction , shall relieve the General Contractor and any other entity of their obligations. ies and responsibilities including, but not limited to, construction means, meth-, sequence, techniques or procedures necessary for performing, superintend-or coordinating all portions of the work of construction in accordance with the ıtract documents and any health or safety precautions required by any regula-y agencies. LANDMARK personnel have no authority to exercise any control :r any construction contractor or other entity or their employees in connection h their work or any health or safety precautions. The CLIENT agrees that the neral Contractor is solely responsible for jobsite safety, and warrants that this :nt shall be made evident in the CLIENT'S agreement with the General Con-:tor. The CLIENT agrees that the CLIENT, LANDMARK and LANDMARK'S ısultants shall be indemnified and shall be made additional insureds under the neral Contractor's general liability insurance policy.

:CESS: Unless otherwise stated, LANDMARK will have access to the site for ivities necessary for the performance of the services. LANDMARK will take cautions to minimize damage due to these activities, but shall not be respon-le for the correction or repair of any damage unless so specified in writing as a ›i of this Agreement.

:E: Except for a stated fixed fee, the fee shall be understood to be an estimate. ‡ shall not normally be exceeded by LANDMARK by more than twenty per-ıt without written approval of the CLIENT. Work performed on an hourly basis ll normally be billed at the current established employee hourly charge rate or urly rates based on type of services being performed. Reimbursable expenses ·ll be added to all contract type fees, including fixed fee, based on actual ex-ıses times 1.15 or based on established charges where applicable, such as for ›roduction, mileage, and special equipment.

.YMENTS: LANDMARK will bill the CLIENT monthly or as otherwise de-mined applicable, as work progresses. Invoice amounts are due and payable in l within thirty (30) days of the invoice date. Accounts unpaid after said 30-day iod shall be in default and shall be subject to a default or late payment charge ›puted at the rate of one and one-half percent (1-1/2%) per month, based on unpaid balance of the account dating from the invoice date, and accrued and mpounded monthly. Any invoice unchallenged within 14 days from date of ·oice shall be considered reviewed and accepted by CLIENT. Payments on :ounts in default shall be first applied to interest owed. For any CLIENT whose ·ount is in default, if the invoice is not paid within 30 days, LANDMARK may minate service without waiving any claim or right against the CLIENT, and thout liability whatsoever to the CLIENT. Materials and information relating such work will not be released. LANDMARK will not be responsible for any ıalty, damages, or hardship that may result from such suspension of work. Ac-:nts remaining unpaid for a period of sixty (60) days after the invoice date will subject to a mechanics lien and collection action by any legal action deemed ›ropriate. The expense of collection, including attorney's fees, LANDMARK sonnel time, and/or collection service fees used in the pursuit of collection shall be paid by CLIENT and added to accounts in default. Retainers shall be credited on the final invoice.

INSURANCE: LANDMARK maintains statutory Workmens Compensation and will normally maintain insurance coverage in the minimum amount of $500,000 for: (a) Bodily Injury and Property Damage for General Liability; (b) Bodily Injury and Property Damage for Automobile Liability; and (c) Professional Liability Coverage. If the CLIENT requires coverage or limits in addition to the before stated amounts, premiums for additional insurance shall be paid by the CLIENT.

INDEMNIFICATION: LANDMARK agrees, to the fullest extent permitted by law, to indemnify and hold CLIENT harmless from any damage, liability or cost (including reasonable attorneys' fees and costs of defense) to the extent caused by LANDMARK'S negligent acts, errors or omissions in the performance of professional services under this Agreement and those of his or her subconsultants or anyone for whom LANDMARK is legally liable. CLIENT agrees, to the fullest extent permitted by law, to indemnify and hold LANDMARK harmless from any damage, liability or cost (including reasonable attorney's fees and costs of defense) to the extent caused by CLIENT'S negligent acts, errors or omissions and those of his or her subcontractors or consultants or anyone for whom CLIENT is legally liable, and arising from the project that is the subject of this Agreement. LANDMARK is not obligated to indemnify CLIENT in any manner whatsoever for CLIENT'S own negligence.

RISK: In recognition of the relative risks, rewards and benefits of the project to both the CLIENT and LANDMARK, the risks have been allocated such that the CLIENT agrees that, to the fullest extent permitted by law, LANDMARK'S total liability to the CLIENT for any and all injuries, claims, losses, expenses, damages or claim expenses arising out of this Agreement from any cause or causes; shall not exceed ten times the fee up to an aggregate amount of $250,000.00, or LANDMARK's total fee for services rendered on this project, whichever is greater. Such causes include, but are not limited to, LANDMARK'S negligence, errors, omissions, strict liability, breach of contract or breach of warranty. The above allocation shall be construed to include only portions of total fee structure applicable to those services provided in areas of specific claim. In the event of any claim, CLIENT agrees to make claim against the corporation only and not against any individual.

TERMINATION: Either CLIENT or LANDMARK may terminate this Agreement at any time with or without cause upon giving the other party ten (10) calendar days prior written notice. CLIENT shall reimburse LANDMARK for all expenses reasonably incurred by LANDMARK in connection with termination of this Agreement, including but not limited to demobilization, reassignment of personnel, and space and equipment costs.

ASSIGNMENT: CLIENT shall not assign this Agreement without the written consent of LANDMARK. This Agreement shall extend to and be binding upon the respective heirs, personal representatives, successors, and assigns of the parties hereto.

TIME LINES OF PERFORMANCE: LANDMARK will perform services with due and reasonable diligence consistent with sound professional practices. This Agreement is based on an orderly and continuous progression of the project. The schedule is based upon a reasonable estimate of time to perform the work and does not include allowances for review or approval time for CLIENT and others.

OWNERSHIP OF INSTRUMENTS OF SERVICE/COPYRIGHT: All reports, plans, specifications, field data and notes and other documents, including all documents on electronic media, prepared by LANDMARK as instruments of service shall remain the property of LANDMARK, and may not be used by CLIENT for any other endeavor without the written consent of LANDMARK.

JURISDICTION: This Agreement shall be governed by the laws of the State of Colorado. The CLIENT agrees and consents to be bound by the choice of LANDMARK to file suit for enforcement of this Agreement in Larimer County, State of Colorado courts.

EXHIBIT 6.11

VFRipley ASSOCIATES INC
Landscape Architecture Urban Design Planning

June 18, 2003

Mr. David Summers
5251 DTC Parkway, Suit 1185
Englewood, CO 80111
FAX (303) 221-8832

Attention: **David Summers**
Project: **Boyd Lake North**
Subject: **Proposal for Planning and Landscape Architectural Services**

Dear David:

VF Ripley Associates, Inc. (Consultant) is pleased to present our proposal for planning and landscape architectural services for Boyd Lake North, a residential Development to be located on approximately 15 acres along Valley Oak Drive in Loveland, Colorado. We understand that you are in the process of developing the Patio Lots and Townhome units as originally platted but would like to make changes to the approved landscape plan. As we currently understand the situation we would be preparing a new landscape plan that meets your objectives, processing the change through the City of Loveland and coordinating with Aqua Engineering.

David Summers, Lakeview Development Corporation shall from herein be referred to as the Client. Our office would like to provide planning and design services for the project. Our anticipated scope of work and planning fees are outlined below:

SCOPE-OF-WORK:
Our scope-of-work will consist of the following tasks:

LANDSCAPE DESIGN:
1. Visit the site to analyze views, vegetation and other existing conditions.
2. Discuss existing landscape plan and proposed changes with City staff.
3. Design pedestrian walkway system, based on existing concept plan.
4. Develop a landscape concept to review with Client.
5. Prepare revised landscape plan to the City of Loveland.
6. Submit proposed landscape revisions to City of Loveland and process an Administrative Change.
7. Coordinate the landscape changes with Aqua Engineering.

EXCLUSIONS:
The following tasks have been excluded from our scope of work:
1. Design detailing of hardscape elements such as paving, walls, fences, etc.
2. Specification of street furniture such as benches, bike racks, planters, lighting, etc...
3. Grading documentation other than conceptual berming.

Phone 970.224.5828 Fax 970.224.1662
401 West Mountain Ave. Suite 201
Fort Collins, CO 80521-2604
vfripley.com

4. Irrigation plans.
5. Technical specifications for planting other than the notes required for the City submittal.
6. Construction observation.

CLIENT'S RESPONSIBILITIES:

1. Providing full information regarding the requirements for the Project.
2. Designating a representative to act on its behalf with respect to the Project. Client's representative shall examine documents submitted by VF Ripley and shall render decisions pertaining thereto promptly to avoid unreasonable delay in progress of VF Ripley's services.
3. Providing Certified Land Surveys of the site, which shall define, as applicable, grades and lines of streets, alleys, pavements and adjoining property, rights-of-ways, restrictions, easements, encroachments, zoning, deed restrictions, boundaries, and contours of the Property. Dimensions and complete information pertaining to existing facilities, structures, and other improvements, including location and size of trees, utilities, both public and private, above and below grade, including inverts and depths, and all other information regarding existing conditions and constraints necessary for VF Ripley's performance under this contract.
4. Providing a Soils Report as required.
5. Providing grading drainage and utility documents.
6. Providing building elevations.
7. Providing a Lighting Plan.
8. Pay all City filing fees at time of submittal.
9. Reporting promptly in writing to VF Ripley any fault or defect in VF Ripley's services or non-conformance before, during, and after the City approval process with the documents prepared pursuant to this Contact.
10. The services, information, and all documents furnished by Client or others retained by Client shall be provided at Client's expense and Client warrants the accuracy of such information and shall indemnify and hold VF Ripley harmless from all expenses, claims, and/or liability resulting from the use of such information.

USE OF VF RIPLEY 'S DRAWINGS, SPECIFICATIONS AND OTHER DOCUMENTS:

The Drawings, Specifications and other documents prepared by VF Ripley for this Project are instruments of VF Ripley's service for use solely with respect to this project and unless otherwise provided, VF Ripley shall be deemed the author of these documents and shall retain all common law statutory and other reserved rights, including the copyright. The Client shall be permitted to retain copies, including reproducible copies of VF Ripley 's Drawings, Specifications, and other documents for information and reference in connection with the Client's use and occupancy of the Project. VF Ripley 's Drawings, Specifications, or other documents shall not be used by the Client or others on other projects, for additions to this Project or for completion of this Project by others unless VF Ripley is adjudged to be in default under this Agreement, except by agreement in writing, and with appropriate compensation to VF Ripley.

Submission or distribution of documents to meet official regulatory requirements or for similar purposes in connection with the Project is not to be construed as publication in derogation of the VF Ripley 's reserved rights.

FEE BASIS AND PAYMENT:

1. Fee basis shall be hourly according to the attached billing rate schedule.
2. An estimate of fees is set forth in Exhibit A. The estimate is not intended to be construed as a maximum fee.

3. **A RETAINER of $500.00 shall be made upon the execution of this Agreement and credited to Owner's account. The retainer shall be applied to the balance at the end of the job. If at any time the outstanding balance gets beyond 60 days, the retainer shall be applied to the outstanding balance and work will stop until any remaining balance is paid in full and the retainer is reissued.**
4. Invoices shall be submitted by the Consultant monthly and are due upon presentation and shall be considered past due if not paid within thirty (30) calendar days of the due date. If payment in full is not received by the Consultant within sixty (60) calendar days of the due date, invoices shall bear interest at one-and one-half (1.5) percent (or the maximum rate allowable by law, whichever is less) of the Past Due amount per month, which shall be calculated from the invoice due date. Payment thereafter shall first be applied to accrued interest and then to the unpaid principal.
5. If the Client fails to make payments when due and the Consultant incurs any cost in order to collect overdue sums from the Client, the Client agrees that all such collection costs incurred shall immediately become due and payable to the Consultant. Collection costs shall include, without limitation, legal fees, collection agency fees and expenses, court costs, collection bonds and reasonable Consultant staff costs at standard billing rates for the Consultant's time spent in efforts to collect. This obligation of the Client to pay the Consultant's collection costs shall survive the term of this Agreement or any earlier termination by either party.
6. Additional services of consultants shall be billed at cost plus 15 percent.

REIMBURSABLE EXPENSES:

In addition to our basic fee we will invoice for the following reimbursable expenses:

1. Mileage at $0.30 per mile.
2. Expense of transportation in connection with the Project; expenses in connection with authorized out-or-town travel; long-distance communications; and fees paid for securing approval of authorities having jurisdiction over the Project.
3. Expense of reproductions, postage and handling of Drawings, Specifications and other documents.
4. Reproduction of drawings on the paper, mylar and color plotter.

Expenses are billed at cost plus 15 percent.

ACCURACY OF DOCUMENTS:

We shall prepare all our documents to the best of our ability but do not guarantee that the documents are without error, but rather that the documents are buildable. We will respond in a timely fashion to your clarifications.

ADA STATEMENT:

The VF Ripley shall use diligent efforts to prepare the design and Construction documents to conform to the requirements of the Americans with Disabilities Act of 1993 and the regulations thereunder as well as other applicable laws and regulations protecting the disabled (collective "accessibility legislation"). However, the standards for design practice under accessibility legislation are involved and may in fact be in conflict with existing building codes and/or the interpretation thereof. Therefore, VF Ripley shall NOT be responsible if any aspect of the design does not conform to accessibility legislation if the claim for non-conformance arises by virtue of an interpretation made after the preparation of the construction documents or such interpretation was not generally known to similarly situated Consultants when the plans were prepared and not in violation with the local building code.

CONTRACT RENEGOTIATION:
The Client shall rely on the Consultants judgment as to the continued adequacy of this agreement in light of occurrences or discoveries that were not originally contemplated by or known to the Consultant. Should the Consultant call for contract renegotiations, the Consultant shall identify the changed conditions necessitating renegotiations and The Consultant and the Client shall promptly and in good faith enter into renegotiations of this Agreement. If terms cannot be agreed to, the parties agree that either party has the absolute right to terminate this Agreement.

Changes in scope will be handled immediately upon receipt of written authorization including an agreed fee/task requested. If controversy develops as a result of City conflicts or citizen group resistance, VF Ripley shall notify the client of any extra work required by them or any of their consultants pursuant to the approval of the project.

DISPUTE RESOLUTION:
In an effort to resolve any conflicts that may arise during or following the completion of the project, we both agree that all disputes arising out of or relating to this agreement shall be submitted to non-binding mediation under the auspices of a nationally recognized mediation agency.

SUSPENSION/TERMINATION OF SERVICES:
If the Client fails to make payments when due or otherwise is in breach of the Agreement, the Consultant may suspend performance of services upon seven days (7) calendar days' notice to the Client. The Consultant shall have no liability whatsoever to the Client for any costs or damages as a result of such suspension caused by any breach of this Agreement by the Client. Upon payment in full by the Client, the Consultant shall resume services under this Agreement, and the time schedule and compensation shall be equitable adjusted to compensate for the period of suspension plus any other reasonable time and expense necessary for the Consultant to resume performance.

If the Client fails to make payment to the Consultant in accordance with the payment terms herein, this shall constitute a material breach of the Agreement and shall be cause for termination of the Agreement by the Consultant.

Payment to the Consultant for services rendered and expenses incurred shall be due and payable regardless of any subsequent suspension or termination of this Agreement by either party.

PROJECT TERMINATION:
In the event of termination of this Agreement by either party, the Client shall within fifteen (15) calendar days of termination pay the Consultant for all services rendered and all reimbursable costs incurred by the Consultant up to the date of termination, in accordance with the payment provisions of this Agreement.

The Client may terminate this Agreement for the Client's convenience and without cause upon giving the Consultant not less than seven (7) calendar days' written notice.

Either party may terminate this Agreement for cause upon giving the other party not less than seven (7) calendar days' written notice for any of the following reasons:

- Substantial failure by the other party to perform in accordance with the terms of this Agreement and through no fault of the terminating party;
- Assignment of this Agreement or transfer of the Project by either party to any other entity without the prior written consent of the other party;

- Suspension of the Project or the Consultant's services by the Client for more than ninety (90) calendar days, consecutive or in the aggregate;
- Material changes in the conditions under which this Agreement was entered into, the Scope of Services or the nature of the Project, and the failure of the parties to reach agreement on the compensation and schedule adjustments necessitated by such changes.

In the event of any termination that is not the fault of the Consultant, the Client shall pay the Consultant, in addition to payment for services rendered and reimbursable costs incurred for all expenses reasonable incurred by the Consultant in connection with the orderly termination of the Agreement including but not limited to demobilization, reassignment of personnel, associated overhead costs and all other expenses directly resulting from the termination .

FIDUCIARY RESPONSIBILITY:
The client confirms that neither the Consultant nor any of the Consultant's subcontractors has offered any fiduciary service to the Client and no fiduciary responsibility shall be owed to the Client by the Consultant or any of the Consultant's sub-consultants or subcontractors, as a consequence of the Consultant's entering into this Agreement with the Client.

LIMITATION OF LIABILITY:
The Client agrees to limit the Consultant's liability to the Client and to all construction contractors and subcontractors on the project, due to the Consultant's negligent acts, errors or omissions, such that the total aggregate liability of the Consultant to all those named shall not exceed the amount of the Consultant's fee.

INSURANCE:
We agree to maintain in force for the duration of the project the following insurance:

1. Professional Liability Insurance
2. General Liability Insurance.
3. Automobile Insurance for company owned vehicles.
4. Workmen's Compensation Insurance.

SCHEDULE:
Work will begin as soon as we have received this signed Agreement.

PROPOSAL ACCEPTANCE:
This proposal shall become binding, subject to the terms and conditions herein, when accepted by the Client through written or verbal acknowledgement, commencement of the work, furnishing of any documents, payments for services by Client or acceptance of payment by VF Ripley Associates. This proposal is valid for a period of thirty days.

CONCLUSION:
If you have any questions please feel free to contact us. We appreciate this opportunity to present this proposal and look forward to working with you.

Sincerely,

Linda Ripley
Principal
VF Ripley Associates, Inc.

LAKEVIEW DEVELOPMENT CORPORATION

By:

Accepted By: David M. Summers, President

EXHIBIT A

ESTIMATED FEE SCHEDULE:

CONSULTANT	SERVICE	FEE
VF Ripley Associates	Landscape Plan pedestrian system and plant plan	$5,000.00 - $ 6,000.00
	Final Compliance	$ 1,500.00 - $2,000.00
	TOTAL ESTIMATED FEES	$ 6,500.00 - $8,000.00

EXHIBIT 6.12

The printed portions of this form approved by the Colorado Real Estate Commission. (NTD 81-11-83)

IF THIS FORM IS USED IN A CONSUMER CREDIT TRANSACTION, CONSULT LEGAL COUNSEL.

THIS IS A LEGAL INSTRUMENT. IF NOT UNDERSTOOD, LEGAL, TAX OR OTHER COUNSEL SHOULD BE CONSULTED BEFORE SIGNING.

PROMISSORY NOTE

U.S. $ 2,000.00

Englewood, Colorado
October 30, 2002

1. FOR VALUE RECEIVED, the undersigned (Borrower) promise(s) to pay

LAKEVIEW DEVELOPMENT CORPORATION, a Colorado corporation

or order, (Note Holder) the principal sum of Two Thousand and no/100---------------------------

U.S. Dollars, with interest on the unpaid principal balance from ________, ____, until paid, at the rate of zero (0) percent per annum. Principal and interest shall be payable at 5251 DTC Parkway, Suite 1185, Englewood, Colorado 80111, or such other place as the Note Holder may designate, in one payment~~s~~ of Two Thousand and no/100--- Dollars (U.S. $ 2,000.00), due on the April 30, 2003 ~~day of each~~ ________ ~~beginning~~ ________, ____. Such payments shall continue until the entire indebtedness evidenced by this Note is fully paid; provided, however, if not sooner paid, the entire principal amount outstanding and accrued interest thereon, shall be due and payable on April 30, 2003.

2. Borrower shall pay to the Note Holder a late charge of N/A % of any payment not received by the Note Holder within _____ days after the payment is due.

3. Payments received for application to this Note shall be applied first to the payment of late charges, if any, second to the payment of accrued interest at the rate specified below, if any, third, to accrued interest first specified above, and the balance applied in reduction of the principal amount hereof.

4. If any payment required by this Note is not paid when due, or if any default under any Deed of Trust securing this Note occurs, the entire principal amount outstanding and accrued interest thereon shall at once become due and payable at the option of the Note Holder (Acceleration); and the indebtedness shall bear interest at the rate of 10 percent per annum from the date of default. The Note Holder shall be entitled to collect all reasonable costs and expense of collection and/or suit, including, but not limited to reasonable attorneys' fees.

5. Borrower may prepay the principal amount outstanding under this Note, in whole or in part, at any time without penalty. ~~except~~

Any partial prepayment shall be applied against the principal amount outstanding and shall not postpone the due date of any subsequent payments or change the amount of such payments.

Bradford Publishing, 1743 Wazee St., Denver, CO 80202 — (303) 292-2500 — www.bradfordpublishing.com — 8-02

6. Borrower and all other makers, sureties, guarantors, and endorsers hereby waive presentment, notice of dishonor and protest, and they hereby agree to any extensions of time of payment and partial payments before, at, or after maturity. This Note shall be the joint and several obligation of Borrower and all other makers, sureties, guarantors and endorsers, and their successors and assigns.

7. Any notice to Borrower provided for in this Note shall be in writing and shall be given and be effective upon (1) delivery to Borrower or (2) mailing such notice by first-class U.S. mail, addressed to Borrower at the Borrower's address stated below, or to such other address as Borrower may designate by notice to the Note Holder. Any notice to the Note Holder shall be in writing and shall be given and be effective upon (1) delivery to Note Holder or (2) by mailing such notice by first-class U.S. mail, to the Note Holder at the address stated in the first paragraph of this Note, or to such other address as Note Holder may designate by notice to Borrower.

8. ~~The indebtedness evidenced by this Note is secured by a Deed of Trust dated~~ __________________, ________, ~~and until released said Deed of Trust contains additional rights of the Note Holder. Such rights may cause acceleration of the indebtedness evidenced by this Note. Reference is made to said Deed of Trust for such additional terms. Said Deed of Trust grants rights in the property identified as follows:~~

Property address: ____,

____________________, Colorado ____

(CAUTION: SIGN ORIGINAL NOTE ONLY/RETAIN COPY)

IF BORROWER IS NATURAL PERSON(S):

______________________________ ______________________________

______________________________ doing business as ______________________________

IF BORROWER IS CORPORATION:

ATTEST:

Village at Boyd Lake Homeowners Association, Inc.
Name of Corporation

____
Secretary

by ______________________________
President
David M. Summers, President

(SEAL)

IF BORROWER IS PARTNERSHIP:

____
Name of Partnership

______________________________ by ______________________________
General Partner

Borrower's address: ____

____

KEEP THIS NOTE IN A SAFE PLACE. ~~THE ORIGINAL NOTE MUST BE SURRENDERED TO THE PUBLIC TRUSTEE BEFORE THE DEED OF TRUST SECURING THIS NOTE WILL BE RELEASED~~

EXHIBIT 6.13

The printed portions of this form approved by the Colorado Real Estate Commission. (NTD 81-11-83)

IF THIS FORM IS USED IN A CONSUMER CREDIT TRANSACTION, CONSULT LEGAL COUNSEL.

THIS IS A LEGAL INSTRUMENT. IF NOT UNDERSTOOD, LEGAL, TAX OR OTHER COUNSEL SHOULD BE CONSULTED BEFORE SIGNING.

PROMISSORY NOTE

U.S. $ 2,000.00

Englewood, Colorado
July 7, 2003

1. FOR VALUE RECEIVED, the undersigned (Borrower) promise(s) to pay

LAKEVIEW DEVELOPMENT CORPORATION, a Colorado corporation

or order, (Note Holder) the principal sum of Two Thousand and No/100-----------------------------------

U.S. Dollars, with interest on the unpaid principal balance from ______, ______, until paid, at the rate of zero (0) percent per annum. Principal and interest shall be payable at 5251 DTC Parkway, Suite 1185, Englewood, Colorado 80111, or such other place as the Note Holder may designate, in one payment~~s~~ of Two Thousand and No/100-- Dollars (U.S. $ 2,000.00), due on ~~the~~ ~~day of each~~ January 7, 2004, ~~beginning~~ ______, ______. Such payments shall continue until the entire indebtedness evidenced by this Note is fully paid; provided, however, if not sooner paid, the entire principal amount outstanding and accrued interest thereon, shall be due and payable on January 7, 2004, ______.

2. Borrower shall pay to the Note Holder a late charge of N/A % of any payment not received by the Note Holder within ______ days after the payment is due.

3. Payments received for application to this Note shall be applied first to the payment of late charges, if any, second to the payment of accrued interest at the rate specified below, if any, third, to accrued interest first specified above, and the balance applied in reduction of the principal amount hereof.

4. If any payment required by this Note is not paid when due, or if any default under any Deed of Trust securing this Note occurs, the entire principal amount outstanding and accrued interest thereon shall at once become due and payable at the option of the Note Holder (Acceleration); and the indebtedness shall bear interest at the rate of 10 percent per annum from the date of default. The Note Holder shall be entitled to collect all reasonable costs and expense of collection and/or suit, including, but not limited to reasonable attorneys' fees.

5. Borrower may prepay the principal amount outstanding under this Note, in whole or in part, at any time without penalty ~~except~~.

Any partial prepayment shall be applied against the principal amount oustanding and shall not postpone the due date of any subsequent payments or change the amount of such payments.

Bradford Publishing, 1743 Wazee St., Denver, CO 80202 — 303-292-2500 — www.bradfordpublishing.com — 7-00

6. Borrower and all other makers, sureties, guarantors, and endorsers hereby waive presentment, notice of dishonor and protest, and they hereby agree to any extensions of time of payment and partial payments before, at, or after maturity. This Note shall be the joint and several obligation of Borrower and all other makers, sureties, guarantors and endorsers, and their successors and assigns.

7. Any notice to Borrower provided for in this Note shall be in writing and shall be given and be effective upon (1) delivery to Borrower or (2) mailing such notice by first-class U.S. mail, addressed to Borrower at the Borrower's address stated below, or to such other address as Borrower may designate by notice to the Note Holder. Any notice to the Note Holder shall be in writing and shall be given and be effective upon (1) delivery to Note Holder or (2) by mailing such notice by first-class U.S. mail, to the Note Holder at the address stated in the first paragraph of this Note, or to such other address as Note Holder may designate by notice to Borrower.

8. ~~The indebtedness evidenced by this Note is secured by a Deed of Trust dated~~ ______________________, ______, ~~and until released said Deed of Trust contains additional rights of the Note Holder. Such rights may cause acceleration of the indebtedness evidenced by this Note. Reference is made to said Deed of Trust for such additional terms. This Deed of Trust grants rights in the property described as follows:~~

Property address: ____,

____________________, Colorado ____________________

(CAUTION: SIGN ORIGINAL NOTE ONLY/RETAIN COPY)

IF BORROWER IS NATURAL PERSON(S):

____________________ ____________________

____________________ doing business as ____________________

IF BORROWER IS CORPORATION:

ATTEST: Village at Boyd Lake Homeowners Association, Inc.

Name of Corporation

____________________ Secretary

by ____________________ President

David M. Summers, President

(SEAL)

IF BORROWER IS PARTNERSHIP:

____________________ Name of Partnership

by ____________________ General Partner

Borrower's address: ____

____

KEEP THIS NOTE IN A SAFE PLACE. ~~THE ORIGINAL OF THIS NOTE MUST BE EXHIBITED TO THE PUBLIC TRUSTEE IN ORDER TO RELEASE A DEED OF TRUST SECURING THIS NOTE.~~

EXHIBIT 6.14

MEMORANDUM

DATE: December 31, 2003

SUBJECT: Village At Boyd Lake HOA/Extensions of Maturity Date

The purpose of this Memorandum is to confirm that (a) the final maturity date on that certain Promissory Note dated October 30, 2002, with a current outstanding principal balance of $2,000, has been extended to January 15, 2005, and (b) the final maturity date on that certain Promissory Note dated July 7, 2003, with a current outstanding principal balance of $2,000, has been extended to January 15, 2005. Payment timing defaults which occurred on the foregoing promissory notes prior to December 31, 2003 have been waived by Lakeview Development Corporation. All other terms and conditions of the promissory notes shall remain the same.

LAKEVIEW DEVELOPMENT CORPORATION

By: /s/ David M. Summers
David M. Summers, President

VILLAGE AT BOYD LAKE HOMEOWNERS ASSOCIATION, INC.

By: /s/ David M. Summers
David M. Summers, President

EXHIBIT 6.15

The printed portions of this form, except differentiated additions, have been approved by the Colorado Real Estate Commission. (NTD81-5-04)

IF THIS FORM IS USED IN A CONSUMER CREDIT TRANSACTION, CONSULT LEGAL COUNSEL.

THIS IS A LEGAL INSTRUMENT. IF NOT UNDERSTOOD, LEGAL, TAX OR OTHER COUNSEL SHOULD BE CONSULTED BEFORE SIGNING.

PROMISSORY NOTE

U.S. $ 40,000.00 Englewood, Colorado

Date: December 22, 2004

1. FOR VALUE RECEIVED, the undersigned (Borrower) promise(s) to pay

LAKEVIEW DEVELOPMENT CORPORATION

or order, (Note Holder) the principal sum of Forty Thousand and No/100--------------------------

U.S. Dollars, with interest on the unpaid principal balance from December 22, 2004, until paid, at the rate of 8 percent per annum. Principal and interest shall be payable at 5251 DTC Parkway, Suite 1185, Englewood, Colorado 80111, or such other place as the Note Holder may designate, ~~in~~ with payments of interest only, due on the last day of March, June and September, 2005 ~~Dollars (U.S. $~~), ~~due on the~~ ~~day of each~~ , ~~beginning~~ .

Such payments shall continue until the entire indebtedness evidenced by this Note is fully paid; provided, however, if not sooner paid, the entire principal amount outstanding and accrued interest thereon, shall be due and payable on December 22, 2005.

2. Borrower shall pay to the Note Holder a late charge of 10 % of any payment not received by the Note Holder within 10 days after the payment is due.

3. Payments received for application to this Note shall be applied first to the payment of late charges, if any, second to the payment of accrued interest at the rate specified below, if any, third, to accrued interest first specified above, and the balance applied in reduction of the principal amount hereof.

4. If any payment required by this Note is not paid when due, or if any default under any Deed of Trust securing this Note occurs, the entire principal amount outstanding and accrued interest thereon shall at once become due and payable at the option of the Note Holder (Acceleration); and the indebtedness shall bear interest at the rate of 18 percent per annum from the date of default. The Note Holder shall be entitled to collect all reasonable costs and expense of collection and/or suit, including, but not limited to reasonable attorneys' fees.

5. Borrower may prepay the principal amount outstanding under this Note, in whole or in part, at any time without penalty ~~except~~

Any partial prepayment shall be applied against the principal amount outstanding and shall not postpone the due date of any subsequent payments or change the amount of such payments.

6. Borrower and all other makers, sureties, guarantors, and endorsers hereby waive presentment, notice of dishonor and protest, and they hereby agree to any extensions of time of payment and partial payments before, at, or after maturity. This Note shall be the joint and several obligation of Borrower and all other makers, sureties, guarantors and endorsers, and their successors and assigns.

7. Any notice to Borrower provided for in this Note shall be in writing and shall be given and be effective upon (1) delivery to Borrower or (2) mailing such notice by first-class U.S. mail, addressed to Borrower at the Borrower's address stated below, or to such other address as Borrower may designate by notice to the Note Holder. Any notice to the Note Holder shall be in writing and shall be given and be effective upon (1) delivery to Note Holder or (2) by mailing such notice by first-class U.S. mail, to the Note Holder at the address stated in the first paragraph of this Note, or to such other address as Note Holder may designate by notice to Borrower.

~~8. The indebtedness evidenced by this Note is secured by a Deed of Trust dated~~ ____________________, ~~and until released said Deed of Trust contains additional rights of the Note Holder. Such rights may cause acceleration of the indebtedness evidenced by this Note. Reference is made to said Deed of Trust for such additional terms. Said Deed of Trust grants rights in the property identified as follows:~~

Floyd L. Scalf	Suzanne M. Scalf
Bob Rizzuto	Donna Rizzuto

Property address: ______________________________

____________________, Colorado ____________________

(CAUTION: SIGN ORIGINAL NOTE ONLY/RETAIN COPY)

IF BORROWER IS NATURAL PERSON(S):

____________________ ____________________

____________________ doing business as ____________________

IF BORROWER IS CORPORATION:

ATTEST:

____
Name of Corporation

____
Secretary

by ____________________
President

(SEAL)

IF BORROWER IS PARTNERSHIP:

____
Name of Partnership

____

by ____________________
General Partner

Borrower's address: ______________________________

KEEP THIS NOTE IN A SAFE PLACE. ~~THE ORIGINAL OF THIS NOTE MUST BE EXHIBITED TO THE PUBLIC TRUSTEE IN ORDER TO RELEASE A DEED OF TRUST SECURING THIS NOTE.~~

EXHIBIT 6.16

STOCK REDEMPTION AGREEMENT

THIS STOCK REDEMPTION AGREEMENT (this "Agreement"), dated as of December 27, 2004, is between LAKEVIEW DEVELOPMENT CORPORATION (the "Corporation") and Shareholder 1 (collectively, the "Shareholders").

Recitals

A. The Shareholders own numerous shares of common stock of the Corporation.

B. The Shareholders desire to have the Corporation redeem a portion of the shares presently owned by them.

C. This Agreement states the terms upon which the Corporation agrees to redeem 475,000 shares of the Corporation's common stock from the Shareholders for an aggregate redemption price of $95,000.

Agreement

In consideration of the mutual representations, warranties, agreements and covenants set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Corporation and the Shareholders agree as follows:

ARTICLE I.

REDEMPTION OF STOCK

Section 1.1. Redemption. The Corporation shall redeem Four Hundred Seventy Five Thousand (475,000) shares of its common stock owned by the Shareholders (collectively, the "Shares").

Section 1.2. Redemption Price. The redemption price for each Share redeemed pursuant to this Agreement shall be $.20 per share, for an aggregate redemption price of Ninety Five Thousand and no/100 Dollars ($95,000).

Section 1.3. Payment of Redemption Price. The redemption price shall be paid by check payable to the Shareholders.

ARTICLE II.

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SHAREHOLDERS

Section 2.1. As of the Date of this Agreement. The Shareholders represent and warrant to the Corporation that, as of the date of this Agreement:

2.1(a) The Shareholders have the requisite power to execute and deliver and perform their obligations under this Agreement.

2.1(b) The execution, delivery, and performance of this Agreement does not and will not conflict with or constitute a default under or a violation of any other contract, agreement, arrangement, or understanding to which the Shareholders are bound.

2.1(c) The Shareholders have good and marketable title to the Shares. The Shares are freely transferable to the Corporation in accordance with this Agreement and, when the Shares subject to redemption are transferred to the Corporation, the Corporation will own full legal and equitable title to the Shares, free and clear of any encumbrance.

2.1(d) This Agreement constitutes, and, when executed and delivered, such other writings as may be executed by the Shareholders will constitute, the legal, and binding obligations of the Shareholders and, with respect to this Agreement and such other writings as may be executed by the Shareholders in connection with this Agreement, enforceable in accordance with their terms.

Section 2.2. As of the Closing; Transfer Instruments. As of the Closing, the Shareholders shall be deemed to represent and warrant to the Corporation that the matters stated in Section 2.1 remain true as of that date, except as affected by transactions contemplated by this Agreement.

ARTICLE III.

WARRANTIES, REPRESENTATIONS, AND COVENANTS OF THE CORPORATION

Section 3.1. As of the Date of this Agreement. The Corporation represents and warrants to the Shareholders that, as of the date of this Agreement:

3.1(a) The Corporation has the requisite power to execute and deliver and perform its obligations under this Agreement.

3.1(b) The execution, delivery, and performance of this Agreement does not and will not conflict with or constitute a default under or a violation of any other contract, agreement, arrangement, or understanding to which the Corporation is bound.

3.1(c) This Agreement constitutes and, when executed and delivered by the Corporation, such other writings will constitute, the legal, valid and binding obligations of the Corporation, enforceable in accordance with their terms.

Section 3.2 As of the Closing. As of the Closing, the Corporation shall be deemed to represent and warrant to the Shareholders that the matters stated in Section 3.1 remain true as of that date, except as affected by transactions contemplated by this Agreement.

ARTICLE IV.

CLOSING

Section 4.1. Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall occur on or before December 30, 2004, at a place, time and in a manner to be determined by the Corporation.

Section 4.2. Deliveries by the Shareholder. The Shareholders shall deliver the following documents in connection with the Closing:

(a) Original Share Certificates aggregating at least 475,000 shares in the name of the Shareholders for cancellation upon redemption (with shares delivered in excess of such amounts being reissued by the Corporation);

(b) Notarized Stock Powers transferring an 475,000 shares of common stock of Lakeview Development Corporation to the Corporation for redemption and cancellation, in the form attached to this Agreement as Exhibit A;

(c) A duly signed Redemption Representation Form, in the form attached to this Agreement as Exhibit B; and

(d) A duly signed Release, in the form attached to this Agreement as Exhibit C.

Section 4.3. Deliveries by the Corporation. The Corporation shall deliver a check for the aggregate redemption price payable to the Shareholders.

ARTICLE V.

OTHER PROVISIONS

Section 5.1. Parties Obligated and Benefited. This Agreement shall be binding upon the parties and their respective heirs, assigns and successors in interest and shall inure solely to the benefit of the parties and their respective assigns and successors in interest.

Section 5.2. Survival of Representations. The parties agree that their respective representations, warranties, and covenants in this Agreement shall survive, and shall not be extinguished by consummation of the transactions contemplated by this Agreement, except as may expressly be waived in writing.

Section 5.3. Waiver. The failure of any party to enforce any right arising under this Agreement on one or more occasions shall not operate as a waiver of that or any other right on that or any other occasion.

Section 5.4. Captions. The article, section, and subsection captions of this Agreement are for convenience only and do not constitute a part of this Agreement.

Section 5.5. Choice of Law. This Agreement and the rights of the parties under it shall be governed, interpreted and enforced in accordance with and under the laws of the State of Colorado as applied to contracts made and performed entirely within the State of Colorado.

Section 5.6. Specific Performance. The parties acknowledge that the subject matter of this Agreement is unique, and in case of any breach of the terms, covenants, or conditions of this Agreement by one party to this Agreement, the other party to this Agreement shall have in addition to all other remedies, the right to enforce specific performance of this Agreement by a suit in equity or otherwise.

Section 5.7. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original.

Section 5.8. Entire Agreement. This Agreement contains the entire understanding of the parties and no representations or covenants have been made other than as stated in this Agreement and its related exhibits. This Agreement may not be amended or modified except by a writing signed by the parties.

SHAREHOLDERS

/s/ Shareholder 1
Shareholder 1

/s/ Shareholder 1
Co-Owner By Shareholder 1

LAKEVIEW DEVELOPMENT CORPORATION

By: /s/ David M. Summers
David M. Summers, President

EXHIBIT 6.17

SECOND STOCK REDEMPTION AGREEMENT

THIS SECOND STOCK REDEMPTION AGREEMENT (this "Agreement"), dated as of December 27, 2004, is between LAKEVIEW DEVELOPMENT CORPORATION (the "Corporation") and Shareholder 1 (the "Shareholder").

Recitals

A. The Shareholder owns numerous shares of common stock of the Corporation.

B. The Shareholder desires to have the Corporation redeem a portion of the shares presently owned by the Shareholder.

C. This Agreement states the terms upon which the Corporation agrees to redeem 40,000 shares of the Corporation's common stock from the Shareholder for an aggregate redemption price of $8,000.

Agreement

In consideration of the mutual representations, warranties, agreements and covenants set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Corporation and the Shareholder agree as follows:

ARTICLE I.

REDEMPTION OF STOCK

Section 1.1. Redemption. The Corporation shall redeem Forty Thousand (40,000) shares of its common stock owned by the Shareholder (collectively, the "Shares").

Section 1.2. Redemption Price. The redemption price for each Share redeemed pursuant to this Agreement shall be $.20 per share, for an aggregate redemption price of Eight Thousand and no/100 Dollars ($8,000).

Section 1.3. Payment of Redemption Price. The redemption price shall be paid by check payable to the Shareholder.

ARTICLE II.

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SHAREHOLDER

Section 2.1. As of the Date of this Agreement. The Shareholder represents and warrants to the Corporation that, as of the date of this Agreement:

2.1(a) The Shareholder has the requisite power to execute and deliver and perform his obligations under this Agreement.

2.1(b) The execution, delivery, and performance of this Agreement does not and will not conflict with or constitute a default under or a violation of any other contract, agreement, arrangement, or understanding to which the Shareholder is bound.

2.1(c) The Shareholder has good and marketable title to the Shares. The Shares are freely transferable to the Corporation in accordance with this Agreement and, when the Shares subject to redemption are transferred to the Corporation, the Corporation will own full legal and equitable title to the Shares, free and clear of any encumbrance.

2.1(d) This Agreement constitutes, and, when executed and delivered, such other writings as may be executed by the Shareholder will constitute, the legal, and binding obligations of the Shareholder and, with respect to this Agreement and such other writings as may be executed by the Shareholder in connection with this Agreement, enforceable in accordance with their terms.

Section 2.2. As of the Closing; Transfer Instruments. As of the Closing, the Shareholder shall be deemed to represent and warrant to the Corporation that the matters stated in Section 2.1 remain true as of that date, except as affected by transactions contemplated by this Agreement.

ARTICLE III.

WARRANTIES, REPRESENTATIONS, AND COVENANTS OF THE CORPORATION

Section 3.1. As of the Date of this Agreement. The Corporation represents and warrants to the Shareholder that, as of the date of this Agreement:

3.1(a) The Corporation has the requisite power to execute and deliver and perform its obligations under this Agreement.

3.1(b) The execution, delivery, and performance of this Agreement does not and will not conflict with or constitute a default under or a violation of any other contract, agreement, arrangement, or understanding to which the Corporation is bound.

3.1(c) This Agreement constitutes and, when executed and delivered by the Corporation, such other writings will constitute, the legal, valid and binding obligations of the Corporation, enforceable in accordance with their terms.

Section 3.2 As of the Closing. As of the Closing, the Corporation shall be deemed to represent and warrant to the Shareholder that the matters stated in Section 3.1 remain true as of that date, except as affected by transactions contemplated by this Agreement.

ARTICLE IV.

CLOSING

Section 4.1. Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall occur on or before December 30, 2004, at a place, time and in a manner to be determined by the Corporation.

Section 4.2. Deliveries by the Shareholder. The Shareholder shall deliver the following documents in connection with the Closing:

(a) Original Share Certificates aggregating at least 40,000 shares in the name of the Shareholder for cancellation upon redemption (with shares delivered in excess of such amounts being reissued by the Corporation);

(b) Notarized Stock Powers transferring an 40,000 shares of common stock of Lakeview Development Corporation to the Corporation for redemption and cancellation, in the form attached to this Agreement as Exhibit A;

(c) A duly signed Redemption Representation Form, in the form attached to this Agreement as Exhibit B; and

(d) A duly signed Release, in the form attached to this Agreement as Exhibit C.

Section 4.3. Deliveries by the Corporation. The Corporation shall deliver a check for the aggregate redemption price payable to the Shareholder.

ARTICLE V.

OTHER PROVISIONS

Section 5.1. Parties Obligated and Benefited. This Agreement shall be binding upon the parties and their respective assigns and successors in interest and shall inure solely to the benefit of the parties and their respective assigns and successors in interest.

Section 5.2. Survival of Representations. The parties agree that their respective representations, warranties, and covenants in this Agreement shall survive, and shall not be extinguished by consummation of the transactions contemplated by this Agreement, except as may expressly be waived in writing.

Section 5.3. Waiver. The failure of any party to enforce any right arising under this Agreement on one or more occasions shall not operate as a waiver of that or any other right on that or any other occasion.

Section 5.4. Captions. The article, section, and subsection captions of this Agreement are for convenience only and do not constitute a part of this Agreement.

Section 5.5. Choice of Law. This Agreement and the rights of the parties under it shall be governed, interpreted and enforced in accordance with and under the laws of the State of Colorado as applied to contracts made and performed entirely within the State of Colorado.

Section 5.6. Specific Performance. The parties acknowledge that the subject matter of this Agreement is unique, and in case of any breach of the terms, covenants, or conditions of this Agreement by one party to this Agreement, the other party to this Agreement shall have in addition to all other remedies, the right to enforce specific performance of this Agreement by a suit in equity or otherwise.

Section 5.7. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original.

Section 5.8. Entire Agreement. This Agreement contains the entire understanding of the parties with regard to its subject matter and no representations or covenants have been made other than as stated in this Agreement and its related exhibits. This Agreement may not be amended or modified except by a writing signed by the parties.

/s/ Shareholder 1
Shareholder 1

LAKEVIEW DEVELOPMENT CORPORATION

By: /s/ David M. Summers
David M. Summers, President

EXHIBIT 6.18

STOCK REDEMPTION AGREEMENT

THIS STOCK REDEMPTION AGREEMENT (this "Agreement"), dated as of December 27, 2004, is between LAKEVIEW DEVELOPMENT CORPORATION (the "Corporation") and Shareholder 2 (the "Shareholder").

Recitals

A. The Shareholder owns numerous shares of common stock of the Corporation.

B. The Shareholder desires to have the Corporation redeem a portion of the shares presently owned by the Shareholder.

C. This Agreement states the terms upon which the Corporation agrees to redeem 200,000 shares of the Corporation's common stock from the Shareholder for an aggregate redemption price of $40,000.

Agreement

In consideration of the mutual representations, warranties, agreements and covenants set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Corporation and the Shareholder agree as follows:

ARTICLE I.

REDEMPTION OF STOCK

Section 1.1. Redemption. The Corporation shall redeem Two Hundred Thousand (200,000) shares of its common stock owned by the Shareholder (collectively, the "Shares").

Section 1.2. Redemption Price. The redemption price for each Share redeemed pursuant to this Agreement shall be $.20 per share, for an aggregate redemption price of Forty Thousand and no/100 Dollars ($40,000).

Section 1.3. Payment of Redemption Price. The redemption price shall be paid by check payable to the Shareholder.

ARTICLE II.

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SHAREHOLDER

Section 2.1. As of the Date of this Agreement. The Shareholder represents and warrants to the Corporation that, as of the date of this Agreement:

2.1(a) The Shareholder has the requisite power to execute and deliver and perform its obligations under this Agreement.

2.1(b) The execution, delivery, and performance of this Agreement does not and will not conflict with or constitute a default under or a violation of any other contract, agreement, arrangement, or understanding to which the Shareholder is bound.

2.1(c) The Shareholder has good and marketable title to the Shares. The Shares are freely transferable to the Corporation in accordance with this Agreement and, when the Shares subject to redemption are transferred to the Corporation, the Corporation will own full legal and equitable title to the Shares, free and clear of any encumbrance.

2.1(d) This Agreement constitutes, and, when executed and delivered, such other writings as may be executed by the Shareholder will constitute, the legal, and binding obligations of the Shareholder and, with respect to this Agreement and such other writings as may be executed by the Shareholder in connection with this Agreement, enforceable in accordance with their terms.

Section 2.2. As of the Closing; Transfer Instruments. As of the Closing, the Shareholder shall be deemed to represent and warrant to the Corporation that the matters stated in Section 2.1 remain true as of that date, except as affected by transactions contemplated by this Agreement.

ARTICLE III.

WARRANTIES, REPRESENTATIONS, AND COVENANTS OF THE CORPORATION

Section 3.1. As of the Date of this Agreement. The Corporation represents and warrants to the Shareholder that, as of the date of this Agreement:

3.1(a) The Corporation has the requisite power to execute and deliver and perform its obligations under this Agreement.

3.1(b) The execution, delivery, and performance of this Agreement does not and will not conflict with or constitute a default under or a violation of any other contract, agreement, arrangement, or understanding to which the Corporation is bound.

3.1(c) This Agreement constitutes and, when executed and delivered by the Corporation, such other writings will constitute, the legal, valid and binding obligations of the Corporation, enforceable in accordance with their terms.

Section 3.2 As of the Closing. As of the Closing, the Corporation shall be deemed to represent and warrant to the Shareholder that the matters stated in Section 3.1 remain true as of that date, except as affected by transactions contemplated by this Agreement.

ARTICLE IV.

CLOSING

Section 4.1. Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall occur on or before December 30, 2004, at a place, time and in a manner to be determined by the Corporation.

Section 4.2. Deliveries by the Shareholder. The Shareholder shall deliver the following documents in connection with the Closing:

(a) Original Share Certificates aggregating at least 200,000 shares in the name of the Shareholder for cancellation upon redemption (with shares delivered in excess of such amounts being reissued by the Corporation);

(b) Notarized Stock Powers transferring an 200,000 shares of common stock of Lakeview Development Corporation to the Corporation for redemption and cancellation, in the form attached to this Agreement as Exhibit A;

(c) A duly signed Redemption Representation Form, in the form attached to this Agreement as Exhibit B; and

(d) A duly signed Release, in the form attached to this Agreement as Exhibit C.

Section 4.3. Deliveries by the Corporation. The Corporation shall deliver a check for the aggregate redemption price payable to the Shareholder.

ARTICLE V.

OTHER PROVISIONS

Section 5.1. Parties Obligated and Benefited. This Agreement shall be binding upon the parties and their respective assigns and successors in interest and shall inure solely to the benefit of the parties and their respective assigns and successors in interest.

Section 5.2. Survival of Representations. The parties agree that their respective representations, warranties, and covenants in this Agreement shall survive, and shall not be extinguished by consummation of the transactions contemplated by this Agreement, except as may expressly be waived in writing.

Section 5.3. Waiver. The failure of any party to enforce any right arising under this Agreement on one or more occasions shall not operate as a waiver of that or any other right on that or any other occasion.

Section 5.4. Captions. The article, section, and subsection captions of this Agreement are for convenience only and do not constitute a part of this Agreement.

Section 5.5. Choice of Law. This Agreement and the rights of the parties under it shall be governed, interpreted and enforced in accordance with and under the laws of the State of Colorado as applied to contracts made and performed entirely within the State of Colorado.

Section 5.6. Specific Performance. The parties acknowledge that the subject matter of this Agreement is unique, and in case of any breach of the terms, covenants, or conditions of this Agreement by one party to this Agreement, the other party to this Agreement shall have in addition to all other remedies, the right to enforce specific performance of this Agreement by a suit in equity or otherwise.

Section 5.7. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original.

Section 5.8. Entire Agreement. This Agreement contains the entire understanding of the parties and no representations or covenants have been made other than as stated in this Agreement and its related exhibits. This Agreement may not be amended or modified except by a writing signed by the parties.

Shareholder 2

By: /s/ Shareholder 2 Representative
Shareholder 2 Representative

LAKEVIEW DEVELOPMENT CORPORATION

By: /s/ David M. Summers
David M. Summers, President

EXHIBIT 6.19

STOCK REDEMPTION AGREEMENT

THIS STOCK REDEMPTION AGREEMENT (this "Agreement"), dated as of December 31, 2004, is between LAKEVIEW DEVELOPMENT CORPORATION (the "Corporation") and Shareholder 3 (the "Shareholder").

Recitals

A. The Shareholder owns 10,000 shares of common stock of the Corporation.

B. The Shareholder desires to have the Corporation redeem 10,000 shares presently owned by the Shareholder.

C. This Agreement states the terms upon which the Corporation agrees to redeem 10,000 shares of the Corporation's common stock from the Shareholder for an aggregate redemption price of $2,000.

Agreement

In consideration of the mutual representations, warranties, agreements and covenants set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Corporation and the Shareholder agree as follows:

ARTICLE I.

REDEMPTION OF STOCK

Section 1.1. Redemption. The Corporation shall redeem Ten Thousand (10,000) shares of its common stock owned by the Shareholder (collectively, the "Shares").

Section 1.2. Redemption Price. The redemption price for each Share redeemed pursuant to this Agreement shall be $.20 per share, for an aggregate redemption price of Two Thousand and no/100 Dollars ($2,000).

Section 1.3. Payment of Redemption Price. The redemption price shall be paid by check payable to the Shareholder.

ARTICLE II.

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SHAREHOLDER

Section 2.1. As of the Date of this Agreement. The Shareholder represents and warrants to the Corporation that, as of the date of this Agreement:

2.1(a) The Shareholder has the requisite power to execute and deliver and perform his obligations under this Agreement.

2.1(b) The execution, delivery, and performance of this Agreement does not and will not conflict with or constitute a default under or a violation of any other contract, agreement, arrangement, or understanding to which the Shareholder is bound.

2.1(c) The Shareholder has good and marketable title to the Shares. The Shares are freely transferable to the Corporation in accordance with this Agreement and, when the Shares subject to redemption are transferred to the Corporation, the Corporation will own full legal and equitable title to the Shares, free and clear of any encumbrance.

2.1(d) This Agreement constitutes, and, when executed and delivered, such other writings as may be executed by the Shareholder will constitute, the legal, and binding obligations of the Shareholder and, with respect to this Agreement and such other writings as may be executed by the Shareholder in connection with this Agreement, enforceable in accordance with their terms.

Section 2.2. As of the Closing; Transfer Instruments. As of the Closing, the Shareholder shall be deemed to represent and warrant to the Corporation that the matters stated in Section 2.1 remain true as of that date, except as affected by transactions contemplated by this Agreement.

ARTICLE III.

WARRANTIES, REPRESENTATIONS, AND COVENANTS OF THE CORPORATION

Section 3.1. As of the Date of this Agreement. The Corporation represents and warrants to the Shareholder that, as of the date of this Agreement:

3.1(a) The Corporation has the requisite power to execute and deliver and perform its obligations under this Agreement.

3.1(b) The execution, delivery, and performance of this Agreement does not and will not conflict with or constitute a default under or a violation of any other contract, agreement, arrangement, or understanding to which the Corporation is bound.

3.1(c) This Agreement constitutes and, when executed and delivered by the Corporation, such other writings will constitute, the legal, valid and binding obligations of the Corporation, enforceable in accordance with their terms.

Section 3.2 As of the Closing. As of the Closing, the Corporation shall be deemed to represent and warrant to the Shareholder that the matters stated in Section 3.1 remain true as of that date, except as affected by transactions contemplated by this Agreement.

ARTICLE IV.

CLOSING

Section 4.1. Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall occur on or before December 31, 2004, at a place, time and in a manner to be determined by the Corporation.

Section 4.2. Deliveries by the Shareholder. The Shareholder shall deliver the following documents in connection with the Closing:

(a) Original Share Certificates Number 396 evidencing ownership of 10,000 shares in the name of the Shareholder for cancellation upon redemption;

(b) A Stock Power transferring 10,000 shares of common stock of Lakeview Development Corporation to the Corporation for redemption and cancellation, in the form attached to this Agreement as Exhibit A;

(c) A duly signed Redemption Representation Form, in the form attached to this Agreement as Exhibit B; and

(d) A duly signed Release, in the form attached to this Agreement as Exhibit C.

Section 4.3. <u>Deliveries by the Corporation</u>. The Corporation shall deliver a check for the aggregate redemption price payable to the Shareholder.

ARTICLE V.

<u>OTHER PROVISIONS</u>

Section 5.1. <u>Parties Obligated and Benefited</u>. This Agreement shall be binding upon the parties and their respective assigns and successors in interest and shall inure solely to the benefit of the parties and their respective assigns and successors in interest.

Section 5.2. <u>Survival of Representations</u>. The parties agree that their respective representations, warranties, and covenants in this Agreement shall survive, and shall not be extinguished by consummation of the transactions contemplated by this Agreement, except as may expressly be waived in writing.

Section 5.3. <u>Waiver</u>. The failure of any party to enforce any right arising under this Agreement on one or more occasions shall not operate as a waiver of that or any other right on that or any other occasion.

Section 5.4. <u>Captions</u>. The article, section, and subsection captions of this Agreement are for convenience only and do not constitute a part of this Agreement.

Section 5.5. <u>Choice of Law</u>. This Agreement and the rights of the parties under it shall be governed, interpreted and enforced in accordance with and under the laws of the State of Colorado as applied to contracts made and performed entirely within the State of Colorado.

Section 5.6. <u>Specific Performance</u>. The parties acknowledge that the subject matter of this Agreement is unique, and in case of any breach of the terms, covenants, or conditions of this Agreement by one party to this Agreement, the other party to this Agreement shall have in addition to all other remedies, the right to enforce specific performance of this Agreement by a suit in equity or otherwise.

Section 5.7. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original.

Section 5.8. Entire Agreement. This Agreement contains the entire understanding of the parties with regard to its subject matter and no representations or covenants have been made other than as stated in this Agreement and its related exhibits. This Agreement may not be amended or modified except by a writing signed by the parties.

/s/ Shareholder 3
Shareholder 3

LAKEVIEW DEVELOPMENT CORPORATION

By: /s/ David M. Summers
David M. Summers, President

EXHIBIT 6.20

STOCK REDEMPTION AGREEMENT

THIS STOCK REDEMPTION AGREEMENT (this "Agreement"), dated as of December 31, 2004, is between LAKEVIEW DEVELOPMENT CORPORATION (the "Corporation") and Shareholder 4 (collectively, the "Shareholders").

Recitals

A. The Shareholders own an aggregate of xxxxx shares of common stock of the Corporation, xxxxx of which are held in the name of Shareholder 4A and xxxxx of which are held in the name of Shareholder 4B.

B. The Shareholders desire to have the Corporation redeem a significant portion of shares owned by them.

C. xxxxx

D. This Agreement states the terms upon which the Corporation agrees to redeem an aggregate of 3,000,000 shares of the Corporation's common stock from the Shareholders for an aggregate redemption price of $600,000, with xxxxx shares being redeemed from Shareholder 4A and xxxxx shares being redeemed from Shareholder 4B.

Agreement

In consideration of the mutual representations, warranties, agreements and covenants set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Corporation and the Shareholders agree as follows:

ARTICLE I.

REDEMPTION OF STOCK XXXXX

Section 1.1. Redemption. The Corporation shall redeem an aggregate of Three Million (3,000,000) shares of its common stock owned by the Shareholders (collectively, the "Shares").

Section 1.2. Redemption Price. The redemption price for each Share redeemed pursuant to this Agreement shall be $.20 per share, for an aggregate redemption price of Six Hundred Thousand and no/100 Dollars ($600,000).

Section 1.3. <u>Payment of Redemption Price</u>. The redemption price shall be paid as follows:

(a) <u>xxxxx</u>

(b) <u>xxxxx</u>

Section 1.4. <u>xxxxx</u>

ARTICLE II.

<u>REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE SHAREHOLDERS</u>

Section 2.1. <u>As of the Date of this Agreement</u>. The Shareholders represent and warrant to the Corporation that, as of the date of this Agreement:

2.1(a) The Shareholders have the requisite power to execute and deliver and perform their obligations under this Agreement.

2.1(b) The execution, delivery, and performance of this Agreement does not and will not conflict with or constitute a default under or a violation of any other contract, agreement, arrangement, or understanding to which the Shareholders are bound.

2.1(c) The Shareholders have good and marketable title to the Shares. The Shares are freely transferable to the Corporation in accordance with this Agreement and, when the Shares subject to redemption are transferred to the Corporation, the Corporation will own full legal and equitable title to the Shares, free and clear of any encumbrance.

2.1(d) This Agreement constitutes, and, when executed and delivered, such other writings as may be executed by the Shareholders will constitute, the legal, and binding obligations of the Shareholders and, with respect to this Agreement and such other writings as may be executed by the Shareholders in connection with this Agreement, enforceable in accordance with their terms.

2.1(e) <u>xxxxx</u>

Section 2.2. As of the Closing; Transfer Instruments. As of the Closing, the Shareholders shall be deemed to represent and warrant to the Corporation that the matters stated in Section 2.1 remain true as of that date, except as affected by transactions contemplated by this Agreement.

ARTICLE III.

WARRANTIES, REPRESENTATIONS, AND COVENANTS OF THE CORPORATION

Section 3.1. As of the Date of this Agreement. The Corporation represents and warrants to the Shareholders that, as of the date of this Agreement:

> 3.1(a) The Corporation has the requisite power to execute and deliver and perform its obligations under this Agreement.
>
> 3.1(b) The execution, delivery, and performance of this Agreement does not and will not conflict with or constitute a default under or a violation of any other contract, agreement, arrangement, or understanding to which the Corporation is bound.
>
> 3.1(c) This Agreement constitutes and, when executed and delivered by the Corporation, such other writings will constitute, the legal, valid and binding obligations of the Corporation, enforceable in accordance with their terms.

Section 3.2 As of the Closing. As of the Closing, the Corporation shall be deemed to represent and warrant to the Shareholders that the matters stated in Section 3.1 remain true as of that date, except as affected by transactions contemplated by this Agreement.

ARTICLE IV.

CLOSING

Section 4.1. Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall occur on or before December 31, 2004, at a place, time and in a manner to be determined by the Corporation.

Section 4.2. Deliveries by the Shareholders. The Shareholders shall deliver the following documents in connection with the Closing:

(a) Original Share Certificates aggregating at least xxxxx (with shares delivered in excess of such amounts being reissued by the Corporation as appropriate);

(b) Stock Powers transferring an aggregate of 3,000,000 shares of common stock of Lakeview Development Corporation to the Corporation for redemption and cancellation, in the form attached to this Agreement as Exhibit A;

(c) A duly signed Redemption Representation Form, in the form attached to this Agreement as Exhibit B; and

(d) A duly signed Release, in the form attached to this Agreement as Exhibit C.

Section 4.3. Deliveries by the Corporation. The Corporation shall deliver xxxxx.

ARTICLE V.

OTHER PROVISIONS

Section 5.1. Parties Obligated and Benefited. This Agreement shall be binding upon the parties and their respective heirs, assigns and successors in interest and shall inure solely to the benefit of the parties and their respective assigns and successors in interest.

Section 5.2. Survival of Representations. The parties agree that their respective representations, warranties, and covenants in this Agreement shall survive, and shall not be extinguished by consummation of the transactions contemplated by this Agreement, except as may expressly be waived in writing.

Section 5.3. Waiver. The failure of any party to enforce any right arising under this Agreement on one or more occasions shall not operate as a waiver of that or any other right on that or any other occasion.

Section 5.4. Captions. The article, section, and subsection captions of this Agreement are for convenience only and do not constitute a part of this Agreement.

Section 5.5. Choice of Law. This Agreement and the rights of the parties under it shall be governed, interpreted and enforced in accordance with and under the laws of the State of Colorado as applied to contracts made and performed entirely within the State of Colorado.

Section 5.6. Specific Performance. The parties acknowledge that the subject matter of this Agreement is unique, and in case of any breach of the terms, covenants, or conditions of this Agreement by one party to this Agreement, the other party to this Agreement shall have in addition to all other remedies, the right to enforce specific performance of this Agreement by a suit in equity or otherwise.

Section 5.7. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original.

Section 5.8. Entire Agreement. This Agreement contains the entire understanding of the parties and no representations or covenants have been made other than as stated in this Agreement and its related exhibits. This Agreement may not be amended or modified except by a writing signed by the parties.

SHAREHOLDERS

/s/ Shareholder 4A
Shareholder 4A

/s/ Shareholder 4B
Shareholder 4B

LAKEVIEW DEVELOPMENT CORPORATION

By: /s/ David M. Summers
David M. Summers, President

EXHIBIT 6.21

EXCHANGE AGREEMENT

THIS EXCHANGE AGREEMENT (this "Agreement"), dated as of December 30, 2004, is between Lakeview Development Corporation, a Colorado corporation (the "Corporation") and William H. Cheng (the "Creditor").

Recitals

A. The Corporation is indebted to the Creditor pursuant to terms and conditions of a promissory note in the principal amount of $15,000.

B. The Creditor desires cancel this debt obligation of the Corporation in exchange for the issuance and delivery of 15,000 shares of the Corporation's common stock upon terms and conditions set forth in this Agreement.

Agreement

IN CONSIDERATION of the foregoing recitals, other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and the mutual covenants set forth below, the Corporation and the Creditor agree as follows:

ARTICLE I.

EXCHANGE OF DEBT FOR STOCK

Section 1.1. Agreement to Exchange. Subject to the terms and conditions set forth in this Agreement, the Creditor agrees to cancel the existing debt obligation owed by the Corporation to the Creditor, evidenced by that certain promissory note dated June 11, 2004 (the "Promissory Note") in the principal amount of Fifteen Thousand and no/100 Dollars ($15,000), in exchange for the issuance and delivery of Fifteen Thousand (15,000) shares of the Corporation's common stock. All accrued interest on the Promissory Note has previously been paid in full by the Corporation.

ARTICLE II.

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE CORPORATION

Section 3.1. As of the Date of this Agreement. The Corporation represents and warrants to the Creditor that:

3.1(a) The Corporation is a corporation duly organized, validly existing, and in good standing under the laws of the State of Colorado.

3.1(b) The Corporation has the corporate power to execute and deliver and to perform its obligations under this Agreement.

3.1(c) The execution, delivery, and performance of this Agreement does not violate or conflict with the Articles of Incorporation or Bylaws of the Corporation.

3.1(d) This Agreement constitutes, and, when executed and delivered, such other writings as may be executed by the Corporation will constitute, the legal, and binding obligations of the Corporation enforceable in accordance with its terms.

ARTICLE III.

WARRANTIES, REPRESENTATIONS, AND COVENANTS OF THE CREDITOR

Section 4.1. As of the Date of this Agreement. The Creditor represents and warrants to the Corporation that:

4.1(a) The Creditor has the requisite power to execute and deliver and to perform his obligations under this Agreement without the prior consent of or authorization from any person or other entity, including any governmental agency.

4.1(b) The execution, delivery, and performance of this Agreement does not and will not conflict with or constitute a default under or a violation of any other contract, agreement, arrangement, or understanding to which the Creditor is bound.

4.1(c) This Agreement constitutes and, when executed and delivered by the Creditor, such other writings contemplated by it will constitute, the legal, valid and binding obligations of the Creditor, enforceable in accordance with their terms.

4.1(d) The Creditor has not assigned the Promissory Note to any person or entity.

ARTICLE IV.

GENERAL PROVISIONS

Section 5.1. Parties Obligated and Benefited. This Agreement shall be binding upon the parties and their respective heirs, assigns and successors in interest and shall inure solely to the benefit of the parties and their respective assigns and successors in interest.

Section 5.2. Survival of Representations. The parties agree that their respective representations, warranties, and covenants in this Agreement shall survive, and shall not be extinguished by the consummation of the transactions contemplated by this Agreement, except as may expressly be waived in writing.

Section 5.3. Waiver. The failure of any party to enforce any right arising under this Agreement on one or more occasions shall not operate as a waiver of that or any other right on that or any other occasion.

Section 5.4. Captions. The article, section, and subsection captions of this Agreement are for convenience only and do not constitute a part of this Agreement.

Section 5.5. Choice of Law. This Agreement and the rights of the parties under it shall be governed, interpreted and enforced in accordance with and under the laws of the State of Colorado as applied to contracts made and performed entirely within the State of Colorado.

Section 5.6. Specific Performance. The parties acknowledge that the subject matter of this Agreement is unique, and in case of any breach of the terms, covenants, or conditions of this Agreement by one party to this Agreement, the other party to this Agreement shall have in addition to all other remedies, the right to enforce specific performance of this Agreement by a suit in equity or otherwise.

Section 5.7. Further Assurances. The Creditor and the Corporation each agree to execute and deliver to the other, from time to time, such further assignments, certificates, instruments, records, or other documents, assurances, or things as may be reasonably necessary to give full effect to this Agreement and to allow each party fully to enjoy and exercise the rights accorded and acquired by it under this Agreement.

Section 5.8. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original.

Section 5.9. Entire Agreement. This Agreement contains the entire understanding of the parties and no representations or covenants have been made other than as stated in this Agreement. This Agreement may not be amended or modified except by a writing signed by the parties.

IN WITNESS WHEREOF, the Corporation and the Creditor have executed this Agreement as of the day and year first above written.

LAKEVIEW DEVELOPMENT CORPORATION,
a Colorado corporation

By: ______________________________
David M. Summers, President

____
William H. Cheng

Section 5.8. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original.

Section 5.9. Entire Agreement. This Agreement contains the entire understanding of the parties and no representations or covenants have been made other than as stated in this Agreement. This Agreement may not be amended or modified except by a writing signed by the parties.

IN WITNESS WHEREOF, the Corporation and the Creditor have executed this Agreement as of the day and year first above written.

LAKEVIEW DEVELOPMENT CORPORATION,
a Colorado corporation

By: ______________________
David M. Summers, President

____
William H. Cheng

EXHIBIT 6.22

EXCHANGE AGREEMENT

THIS EXCHANGE AGREEMENT (this "Agreement"), dated as of December 30, 2004, is between Lakeview Development Corporation, a Colorado corporation (the "Corporation") and Walter Huang (the "Creditor").

Recitals

A. The Corporation is indebted to the Creditor pursuant to terms and conditions of a promissory note in the principal amount of $250,000.

B. The Creditor desires cancel this debt obligation of the Corporation in exchange for the issuance and delivery of 250,000 shares of the Corporation's common stock upon terms and conditions set forth in this Agreement.

Agreement

IN CONSIDERATION of the foregoing recitals, other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and the mutual covenants set forth below, the Corporation and the Creditor agree as follows:

ARTICLE I.

EXCHANGE OF DEBT FOR STOCK

Section 1.1. Agreement to Exchange. Subject to the terms and conditions set forth in this Agreement, the Creditor agrees to cancel the existing debt obligation owed by the Corporation to the Creditor, evidenced by that certain promissory note dated June 11, 2004 (the "Promissory Note") in the principal amount of Two Hundred Fifty Thousand and no/100 Dollars ($250,000), in exchange for the issuance and delivery of Two Hundred Fifty Thousand (250,000) shares of the Corporation's common stock. A copy of the Promissory Note is attached as Exhibit A to this Agreement. All accrued interest on the Promissory Note has previously been paid in full.

ARTICLE II.

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE CORPORATION

Section 3.1. As of the Date of this Agreement. The Corporation represents and warrants to the Creditor that:

3.1(a) The Corporation is a corporation duly organized, validly existing, and in good standing under the laws of the State of Colorado.

3.1(b) The Corporation has the corporate power to execute and deliver and to perform its obligations under this Agreement.

3.1(c) The execution, delivery, and performance of this Agreement does not violate or conflict with the Articles of Incorporation or Bylaws of the Corporation.

3.1(d) This Agreement constitutes, and, when executed and delivered, such other writings as may be executed by the Corporation will constitute, the legal, and binding obligations of the Corporation enforceable in accordance with its terms.

ARTICLE III.

WARRANTIES, REPRESENTATIONS, AND COVENANTS OF THE CREDITOR

Section 4.1. As of the Date of this Agreement. The Creditor represents and warrants to the Corporation that:

4.1(a) The Creditor has the requisite power to execute and deliver and to perform his obligations under this Agreement without the prior consent of or authorization from any person or other entity, including any governmental agency.

4.1(b) The execution, delivery, and performance of this Agreement does not and will not conflict with or constitute a default under or a violation of any other contract, agreement, arrangement, or understanding to which the Creditor is bound.

4.1(c) This Agreement constitutes and, when executed and delivered by the Creditor, such other writings contemplated by it will constitute, the legal, valid and binding obligations of the Creditor, enforceable in accordance with their terms.

4.1(d) The Creditor has not assigned the Promissory Note to any person or entity.

ARTICLE IV.

GENERAL PROVISIONS

Section 5.1. Parties Obligated and Benefited. This Agreement shall be binding upon the parties and their respective heirs, assigns and successors in interest and shall inure solely to the benefit of the parties and their respective assigns and successors in interest.

Section 5.2. Survival of Representations. The parties agree that their respective representations, warranties, and covenants in this Agreement shall survive, and shall not be extinguished by the consummation of the transactions contemplated by this Agreement, except as may expressly be waived in writing.

Section 5.3. Waiver. The failure of any party to enforce any right arising under this Agreement on one or more occasions shall not operate as a waiver of that or any other right on that or any other occasion.

Section 5.4. Captions. The article, section, and subsection captions of this Agreement are for convenience only and do not constitute a part of this Agreement.

Section 5.5. Choice of Law. This Agreement and the rights of the parties under it shall be governed, interpreted and enforced in accordance with and under the laws of the State of Colorado as applied to contracts made and performed entirely within the State of Colorado.

Section 5.6. Specific Performance. The parties acknowledge that the subject matter of this Agreement is unique, and in case of any breach of the terms, covenants, or conditions of this Agreement by one party to this Agreement, the other party to this Agreement shall have in addition to all other remedies, the right to enforce specific performance of this Agreement by a suit in equity or otherwise.

Section 5.7. Further Assurances. The Creditor and the Corporation each agree to execute and deliver to the other, from time to time, such further assignments, certificates, instruments, records, or other documents, assurances, or things as may be reasonably necessary to give full effect to this Agreement and to allow each party fully to enjoy and exercise the rights accorded and acquired by it under this Agreement.

Section 5.8. <u>Counterparts</u>. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original.

Section 5.9. <u>Entire Agreement</u>. This Agreement contains the entire understanding of the parties and no representations or covenants have been made other than as stated in this Agreement. This Agreement may not be amended or modified except by a writing signed by the parties.

IN WITNESS WHEREOF, the Corporation and the Creditor have executed this Agreement as of the day and year first above written.

LAKEVIEW DEVELOPMENT CORPORATION,
a Colorado corporation

By:____________________________________
David M. Summers, President

____
Walter Huang

Section 5.8. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original.

Section 5.9. Entire Agreement. This Agreement contains the entire understanding of the parties and no representations or covenants have been made other than as stated in this Agreement. This Agreement may not be amended or modified except by a writing signed by the parties.

IN WITNESS WHEREOF, the Corporation and the Creditor have executed this Agreement as of the day and year first above written.

LAKEVIEW DEVELOPMENT CORPORATION,
a Colorado corporation

By: ______________________
David M. Summers, President

____
Walter Huang

EXHIBIT 9.1

ESCROW AGREEMENT

The undersigned deposit with David M. Summers (the "Escrow Agent") the items set forth in Schedule A, to be held by the Escrow Agent subject to the terms and conditions set forth in Schedule B and in General Provisions (this "Escrow").

SCHEDULE A
(Deposits)

Deposits shall include all checks, drafts, wire transfers, loan proceeds or other funds received by the Escrow Agent from or on behalf of any person subscribing for shares of common stock of Lakeview Development Corporation. It is anticipated that checks will be made payable to "Lakeview Development Corporation Escrow Account."

SCHEDULE B
(Special Instructions)

The Escrow Agent shall hold for distribution all funds received from persons subscribing for shares of common stock of Lakeview Development Corporation (the "Depositor(s)").

All funds received by the Escrow Agent under this Escrow shall be deposited into a segregated account in the name of Lakeview Development Corporation designated as the "Lakeview Development Corporation Escrow Account" at Centennial Bank of the West, 4650 Royal Vista Drive, Fort Collins, Colorado 80528.

If any subscription for shares of common stock of Lakeview Development Corporation is rejected by the Corporation for any reason, all funds received from such subscriber shall be promptly returned to such suscriber, without deduction for any expenses.

If the amount of funds that have been deposited into this Escrow before the close of business on the date which is one year after the commencement of the offering of common stock described in the Offering Circular is less than $100,000, the Escrow Agent shall return to the Depositors all of the deposited funds in amounts equal to each Depositor's respective deposit without interest or deduction for any expenses. .

If the amount of funds deposited into this Escrow on any date before the close of business on or before the date which is one year after the commencement of the offering of common stock described in the Offering Circular, is greater than or equal to $100,000, the Escrow Agent shall pay to Lakeview Development Corporation, at its direction, or to its order, up to the total amount of funds deposited into this escrow, as payment for shares of common stock to be issued by Lakeview Development Corporation to Depositors, and shall continue to make periodic distributions of funds received into this Escrow to Lakeview Development Corporation as payment for shares of common stock to be issued by Lakeview Development Corporation. .

If any funds deposited in escrow are not applied for the benefit of Lakeview Development Corporation, on or before the date which is one year after the commencement of the offering of common stock described in the Offering Circular, the Escrow Agent shall return to each Depositor such deposited funds in amounts equal to each Depositor's respective deposit without interest. Upon termination of the escrow, all interest earned on funds deposited into this escrow shall be payable to Lakeview Development Corporation.

GENERAL PROVISIONS

Section 1. These instructions may be altered, amended, modified or revoked by writing only, signed by all of the parties to this Escrow, and approved by the Escrow Agent.

Section 2. No assignment, transfer, conveyance or hypothecation of any right, title or interest in and to the subject matter of this Escrow shall be binding upon the Escrow Agent unless written notice thereof shall be served upon the Escrow Agent.

Section 3. Any notice required or desired to be given by the Escrow Agent to any party to this Escrow may be given by mailing the same addressed to such party at the address that appears below each party's signature and notice so mailed shall for all purposes be as effective three business days after depositing such notice in the mail as though served upon such party in person.

Section 4. The Escrow Agent shall not be liable for any act that it may do or omit to do under this Escrow as such agent, while acting in good faith and in the exercise of his own best judgment; and any act done or omitted by it pursuant to the advice of his own attorneys shall be conclusive evidence of such good faith.

Section 5. The Escrow Agent is expressly authorized to disregard any and all notices or warnings given by any of the parties to this Escrow, or by any other person or corporation, excepting only orders or process of court, and is expressly authorized to comply with and obey any and all orders, judgments or decrees of any court, and in case the Escrow Agent obeys or complies with any such order, judgment or decree of any court it shall not be liable to any of the parties to this Escrow or to any other person, firm or corporation by reason of such compliance, notwithstanding any such order, judgment or decree be subsequently reversed, modified, annulled, set aside or vacated, or found to have been entered without jurisdiction.

Section 6. In consideration of the acceptance of this escrow by the Escrow Agent, Lakeview Development Corporation agrees to indemnify and hold the Escrow Agent harmless as to any liability by it incurred to any other person or corporation by reason of its having accepted the same, or in connection herewith, and to reimburse him for all of his expenses, including, among other things, counsel fees and court costs incurred in connection with this Escrow.

Section 7. The Escrow Agent shall not be liable in any respect on account of the identity, authority, or rights of the parties executing or delivering or purporting to execute or deliver instructions or any documents or papers deposited or called for in this Escrow.

Section 8. In the event of any dispute between the parties to this Escrow as to the facts of default, the validity or meaning of these instructions or any other fact or matter relating to the transaction between the paries, the Escrow Agent is instructed as follows:

(a) That the Escrow Agent shall be under no obligation to act, except under process or order of court, or until he has been adequately indemnified to its full satisfaction, and shall sustain no liability for his failure to act pending such process or court order or indemnification;

(b) That he may in his sole and absolute discretion, deposit the property described in Schedule A or so much of it as remains in its hands with any court, interplead the parties to this Escrow, and upon so depositing such property and filing its complaint in interpleader it shall be relieved of all liability under the terms of this Escrow as to the property so deposited, and furthermore, the parties to this Escrow for themselves, their heirs, legal representatives, successors and assigns, submit themselves to the jurisdiction of said court and appoint the then clerk, or acting clerk, of said court as their agent for the service of all process in connection with such proceedings.

Section 9. If the deposits hereunder are not applied to the benefit of Lakeview Development Corporation or before the date which is one year after the commencement of the offering of common stock described in the Offering Circular the Escrow Agent may mail the same to the Depositors at their respective addresses delivered with such deposits or at the most recent address shown on the records of the Escrow Agent and thereupon be relieved of all liability under this Escrow.

Section 10. The provisions of these instructions shall be binding upon the legal representatives, heirs, successors and assigns of the parties to this Escrow.

IN WITNESS WHEREOF, the undersigned have affixed their signatures as of ________________, 2005.

LAKEVIEW DEVELOPMENT CORPORATION

By:______________________________
David M. Summers, President

Accepted:

By:______________________________
David M. Summers, Individually

EXHIBIT 10.1

CONSENT OF DIX BARRETT & SILTNER, P.C.

We consent to the reference of our firm as "experts," and to the use of the financial statements of Lakeview Development Corporation, a Colorado corporation, for the years ended December 31, 2004 and December 31, 2003, and our Independent Auditors' Report thereon, in Lakeview Development Corporation's Form 1-A (Conditional Small Issuers Exemption from Registration) offering statement, which are included therein in reliance upon our status as experts in accounting and auditing.

Englewood, Colorado
February 14, 2005

Dix Barrett & Siltner, P.C.

EXHIBIT 10.2

CONSENT OF DAVID M. SUMMERS, ESQ.

I consent to the reference to me as an "expert," and to the use of my Opinion of Legality in Lakeview Development Corporation's Form 1-A (Conditional Small Issuers Exemption from Registration) offering statement.

David M. Summers

Englewood, Colorado
February 14, 2005

EXHIBIT 11.1

DAVID M. SUMMERS
ATTORNEY AT LAW

5251 DTC PARKWAY, SUITE 1185
ENGLEWOOD, COLORADO 80111

(303) 220-5420
TELEFAX (303) 220-7755

February 15, 2005

Lakeview Development Corporation
5251 DTC Parkway, Suite 1185
Englewood, Colorado 80111

RE: Form 1-A Offering Circular

Ladies and Gentlemen,

I have acted as legal counsel for Lakeview Development Corporation, a Colorado corporation in connection with preparation of the Form 1-A, Regulation A Offering Statement under the Securities Act of 1933, pursuant to Regulation A, 17 CFR 230.251 et seq. (the "Offering Statement").

I am familiar with the contents of the Offering Statement, the related offering circular, attached exhibits, and such other documents pertaining to the formation of Lakeview Development Corporation, and applicable provisions of both state and federal law, including Colorado statutory provisions, applicable provisions of the Colorado Constitution, and reported judicial decisions interpreting those laws. In connection with my representation, I have examined and relied upon such records and documents as I have deemed necessary as a basis for the opinions expressed below.

Based upon the foregoing, I am of the opinion that:

(1) Lakeview Development Corporation is a corporation, duly organized, validly existing, and in good standing under the laws of the State of Colorado.

(2) When issued and sold in accordance with the Form 1-A, Regulation A Offering Statement under the Securities Act of 1933, the shares of common stock of Lakeview Development Corporation, upon issuance and delivery thereof, will be duly and validly issued, fully paid and non-assessable under the laws of the State of Colorado.

I hereby consent to the filing of this opinion as an exhibit to the Offering Statement. I am an officer, director and substantial shareholder of Lakeview Development Corporation.

Yours truly,

David M. Summers

DMS/las